UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 814-01299



Blackstone Secured Lending Fund

(Exact name of Registrant as specified in its Charter)

Delaware	**82-7020632**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
345 Park Avenue, 31st Floor New York, New York	**10154**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 503-2100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of Beneficial Interest, $0.001 par value per share	BXSL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer		☐
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   YES ☐ NO ☒

As of June 30, 2023, the aggregate market value of the common shares of beneficial interest ("Common Shares") held by non-affiliates of the Registrant was $4,432 million.

The number of shares of Registrant's common shares of beneficial interest ("Common Shares"), $0.001 par value per share, outstanding as of February 20, 2024 was 191,600,986.

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Table of Contents

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about Blackstone Secured Lending Fund (together, with its consolidated subsidiaries, the **"Company," "we," "us,"** or **"our"**), our current and prospective portfolio investments, our industry, our beliefs and opinions, and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "will," "may," "continue," "believes," "seeks," "estimates," "would," "could," "should," "targets," "projects," "outlook," "potential," "predicts" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

- our future operating results;
- our business prospects and the prospects of the companies in which we may invest;
- the impact of the investments that we expect to make;
- our ability to raise sufficient capital and buy back shares to execute our investment strategy;
- general economic, logistical and political trends and other external factors, including inflation and recent supply chain disruptions and their impacts on our portfolio companies and on the industries in which we invest;
- the ability of our portfolio companies to achieve their objectives;
- our current and expected financing arrangements and investments;
- changes in the general interest rate environment;
- the adequacy of our cash resources, financing sources and working capital;
- the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;
- our contractual arrangements and relationships with third parties;
- actual and potential conflicts of interest with Blackstone Credit BDC Advisors LLC (the **"Adviser"**) or any of its affiliates;
- the dependence of our future success on the general economy and its effect on the industries in which we may invest;
- our use of financial leverage including the use of borrowed money to finance a portion of our investments and the availability of equity and debt capital on favorable terms or at all;
- our business prospects and the prospects of our portfolio companies, including our and their ability to effectively respond to the macroeconomic effects from adverse public health developments;
- the ability of the Adviser to source suitable investments for us and to monitor and administer our investments;
- the impact of future acquisitions and divestitures;
- the ability of the Adviser or its affiliates to attract and retain highly talented professionals;
- general price and volume fluctuations in the stock market;
- our ability to maintain our qualification as a regulated investment company and as a business development company (**"BDC"**);
- the impact on our business of U.S. and international financial reform legislation, rules and regulations;
- the effect of changes to tax legislation and our tax position; and
- the tax status of the enterprises in which we may invest.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of any projection or forward-looking statement in this report should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled "*Item 1A. Risk Factors*" and elsewhere in this report. These forward-looking statements apply only as of the date of this report. Moreover, we assume no duty and do not undertake to update the forward-looking statements, except as required by applicable law. You are advised to consult any additional disclosures that we make directly to you or through reports that we have filed or in the future file with the Securities and Exchange Commission (**"SEC"**) including annual reports on Form 10-K, registration statements on Form N-2, quarterly reports on Form 10-Q and current reports on Form 8-K. This annual report on Form 10-K contains statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data.

Because we are an investment company, the forward-looking statements and projections contained in this report are excluded from the safe harbor protection provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the **"Exchange Act"**).

Risk Factor Summary

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled "Item 1A. Risk Factors" in this report.

Risks Related to Our Business and Structure

- Price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio and our market price.

- Our ability to achieve our investment objectives depends on the ability of the Adviser to manage and support our investment process largely through relationships with private equity sponsors, investment banks and commercial banks.

- Our Board of Trustees (**"Board"**) may change our operating policies and strategies or amend our Declaration of Trust without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

- We may face increasing competition for investment opportunities, have difficulty sourcing investment opportunities and experience fluctuations in our quarterly results.

- As required by the 1940 Act (as defined below), a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

- There is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time.

- Changes in laws or regulations governing our operations and the possibility of increased regulatory focus on areas related to our business could result in additional burdens on our business.

- General economic conditions could adversely affect the performance of our investments and our market price, including recessionary fears, geopolitical events and inflation.

- We and our portfolio companies and service providers may be subject to cybersecurity risks and our business could be adversely affected by changes to data protection laws and regulations.

Risks Related to Our Investments

- We generally will not control our portfolio companies and our investments in prospective portfolio companies may be risky.

- Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.

- Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies and breach covenants or defaults on such debt.

- We are exposed to risks associated with changes in interest rates.

- Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens.

- Our portfolio may be concentrated in a limited number of industries, which may subject us to specific risks.

Risks Related to the Adviser and Its Affiliates

- The Adviser and its affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

- We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio and the compensation paid to the Adviser is determined without independent assessment.

- The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Risks Related to Business Development Companies

- The requirement that we invest a sufficient portion of our assets in assets of the type listed in Section 55(a) of the 1940 Act (**"Qualifying Assets"**) could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

- Regulations governing our operation as a BDC and regulated investment company (**"RIC"**) will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes.

Risks Related to Debt Financing

- We borrow money, which magnifies the potential for loss on amounts invested in us and may increase the risk of investing in us.

- Provisions in a credit facility may limit our investment discretion.

- We are subject to risks associated with the unsecured notes and debt securitizations that we have issued and our credit facilities.

Federal Income Tax Risks

- We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "Code") or satisfy RIC distribution requirements.

- Our portfolio investments may present special tax issues.

- Legislative or regulatory tax changes could adversely affect investors.

Risks Related to an Investment in the Common Shares

- Shares of closed-end management investment companies, including BDCs, often trade at a discount to their net asset value.

- An investment in our shares involves a high degree of risk and the market price of our securities could fluctuate significantly.

- There is a risk that investors in our equity securities will not receive distributions or that our distributions do not grow over time and a portion of our distributions could be a return of capital.

Website Disclosure

We use our website (www.bxsl.com) as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and public conference calls, and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the "Contact Us" section of our website at http://ir.bxsl.com. The contents of our website and any alerts are not, however, a part of this report.

Other Disclosure

To the extent required by laws implementing the European Union Directive on Alternative Investment Fund Managers (the "**Directive**") in any relevant European Economic Area member state, the information in respect of the Company required to be disclosed pursuant to Article 23(4) and (5) of the Directive will be made available to each applicable shareholder. In respect of the period ended December 31, 2023, there have been no material changes to the information listed in Article 23 of the Directive.

PART I

Item 1. Business.

Our Company

Blackstone Secured Lending Fund (together with its consolidated subsidiaries, the **"Company"**, **"we"**, **"us,"** or **"our"**), is a Delaware statutory trust formed on March 26, 2018, and structured as an externally managed, non-diversified, closed-end management investment company. On October 26, 2018, the Company elected to be regulated as a business development company (**"BDC"**) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the **"1940 Act"**). In addition, the Company has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (a **"RIC"**) under the Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the **"Code"**).

We are externally managed by Blackstone Credit BDC Advisors LLC (the **"Adviser"**), an affiliate of Blackstone Alternative Credit Advisors LP (the **"Administrator"** and, collectively with its affiliates in the credit, asset based finance and insurance asset management business unit of Blackstone Inc. (**"Blackstone"**), **"Blackstone Credit & Insurance,"** or **"BXCI,"**) provides certain administrative and other services necessary for the Company to operate pursuant to an administration agreement (the **"Administration Agreement"**). References herein to information about Blackstone Credit & Insurance from December 31, 2023 or prior refers solely to the Adviser and Blackstone Alternative Credit Advisors LP, collectively with their credit-focused affiliates within Blackstone Credit & Insurance.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We believe that Blackstone's investment platform provides us with a competitive advantage in selecting investments, and to achieve our investment objectives, we will leverage the Adviser's investment team's and Blackstone's extensive network of relationships with other sophisticated institutions to source, evaluate and, as appropriate, partner with on transactions. There are no assurances that we will achieve our investment objectives.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments. Our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. In limited instances we may retain the "last out" portion of a first-lien loan. In such cases, the "first out" portion of the first lien loan would receive priority with respect to payment over our "last out" position. In exchange for the higher risk of loss associated with such "last out" portion, we would earn a higher rate of interest than the "first out" position. We do not currently expect to focus on investments in issuers that are distressed or in need of rescue financing. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit & Insurance funds.

As a BDC, at least 70% of our assets must be the type of "qualifying" assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in "non-qualifying" portfolio investments, such as investments in non-U.S. companies. We generally intend to distribute substantially all of our available earnings annually by making quarterly cash distributions. We use leverage and intend to continue to use leverage for our investment activities. We use and intend to continue to use leverage, which is permitted up to the maximum amount allowed by the 1940 Act (currently limited to a debt-to-equity ratio of 2:1), to enhance potential returns. See "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Borrowings*."

On October 28, 2021, the Company priced its initial public offering (**"IPO"**), and the Company's common shares of beneficial interest (**"Common Shares"**) began trading on the New York Stock Exchange (**"NYSE"**). See "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 8. Net Assets*" for further details.

Our Investment Adviser

Our investment activities are managed by our Adviser, a subsidiary of Blackstone Alternative Credit Advisors LP. The principal executive offices of our Adviser are located at 345 Park Avenue, 31st Floor New York, NY, 10154. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

In conducting our investment activities, we believe that we benefit from the significant scale and resources of Blackstone Credit & Insurance, including our Adviser and its affiliates, subject to the policies and procedures of Blackstone regarding the management of conflicts of interest. In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities through direct origination channels as well as through syndicate and club deals. With respect to Blackstone Credit & Insurance's origination channel, the global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals (i.e., where a limited number of investors participate in a loan transaction), Blackstone Credit & Insurance has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit & Insurance also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit & Insurance employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. The investment professionals employed by Blackstone Credit & Insurance have spent their careers developing the resources necessary to invest in private companies. Before undertaking an investment, the Adviser's transaction team conducts a thorough and rigorous due diligence review of the opportunity to ensure the portfolio company fits our investment strategy.

Our Adviser's investment committee (the **"Investment Committee"**) is responsible for reviewing and approving our investment opportunities. The Adviser's Investment Committee review process is consensus-driven, multi-step and iterative, and occurs in parallel with the diligence and structuring of investments. Others who participate in the Investment Committee process include the team responsible for conducting due diligence, others on the investing team and other senior members of Blackstone and Blackstone Credit & Insurance.

We have agreed to pay our Adviser a management fee at an annual rate of 1.0% of the average value of our gross assets at the end of the two most recently completed calendar quarters. We also pay the Adviser an income based incentive fee based on our aggregate pre-incentive fee net investment income from the calendar quarter then ending and the eleven preceding calendar quarters. See "*Investment Advisory Agreement*" for more information.

The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. As a result, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. See "*Item 1A. Risk Factors—Risks Related to the Adviser and Its Affiliates and –Allocation of Investment Opportunities and Potential Conflicts of Interests and –Allocation of Investment Opportunities and Potential Conflicts of Interests*" for more information.

Our Administrator

Blackstone Alternative Credit Advisors LP, a Delaware limited partnership, serves as our Administrator. The principal executive offices of our Administrator are located at 345 Park Avenue, New York, New York 10154. We reimburse the Administrator for its costs, expenses and allocable overhead (including rent, office equipment and utilities) in connection with administrative services performed for us. See "*Administration Agreement*" for more information.

Blackstone Credit & Insurance

Blackstone Credit & Insurance is the credit, asset based finance and insurance asset management business unit of Blackstone, which is the largest alternative asset manager in the world with leading investment businesses across asset classes. Blackstone's platform provides significant competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.

Blackstone's four business segments are real estate, private equity, credit and insurance, and hedge fund solutions. Through its different investment businesses, as of December 31, 2023, Blackstone had total assets under management (**"AUM"**) of more than $1 trillion. As of December 31, 2023, Blackstone Credit & Insurance's asset management operation had aggregate AUM of $318.9 billion across private corporate credit, liquid corporate credit, and infrastructure and asset based credit. Blackstone Credit & Insurance's total AUM includes AUM of a platform managed by Harvest Fund Advisors LLC (**"Harvest"**), which primarily invests in publicly traded energy infrastructure, renewables and master limited partnerships holding midstream energy assets in North America. Effective the second quarter of 2024, Harvest will be included in Blackstone Alternative Asset Management, which will be renamed Blackstone Multi-Asset Investing effective the first quarter of 2024.

Blackstone Credit & Insurance, through its affiliates, employed 626 people headquartered in New York and in offices globally as of January 1, 2024. Blackstone Credit & Insurance's 360-person private credit investment team also includes an 84-person Chief Investment Office team, which consists of individuals focused on Underwriting & Execution, Capital Formation, Asset Allocation, Structuring, Asset Management, Portfolio Insights, and Portfolio Analytics. Blackstone Credit & Insurance's Senior Managing Directors have on average 24 years of industry experience.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.

Attractive Opportunities in Floating Rate, Senior Secured Loans

We believe that opportunities in senior secured loans are significant because of the strong defensive characteristics of this asset class. While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer's security holders (i.e., senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer's assets, which may be collateralized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e., most types of unsecured bondholders, and other security holders) and preserving collateral to protect against credit deterioration. The senior secured loans we invest in will generally pay floating interest rates based on a variable base rate, such as the Secured Overnight Financing Rate (**"SOFR"**). We expect that our loans will generally pay floating interest rates and are likely to benefit from a rising rate environment. With base rates (3 month SOFR) at approximately 5.33% as of December 29, 2023, we believe the market provides an attractive opportunity to generate strong all-in yields and risk-adjusted returns for investors.

Opportunity in U.S. Private Companies

In addition to investing in senior secured loans generally, we believe that the market for lending to private companies, which includes larger and middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Secular Tailwinds in the Private Market, Including Private Credit. One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets (i.e., social or economic trends positively impacting private markets), including growing demand for private credit, which has created attractive opportunities for private capital providers like Blackstone Credit & Insurance. Private equity funds with strategies focused on North America had approximately $1.5 trillion of "dry powder" (i.e., uncalled capital commitments) (as of December 31, 2023, as published by Preqin as of February 22, 2024), which should similarly drive demand for private capital providers like Blackstone Credit & Insurance. This shift is partially due to traditional banks continuing to face regulatory limitations and retreating from the space, creating additional opportunities for private credit to take advantage of. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. The Company believes some of these benefits include faster execution and greater certainty, ability to partner with sophisticated lenders, a more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit & Insurance benefits from increasing flow of larger scale deals that have become increasingly available to the direct lending universe over traditional banks and other financing institutions.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies.

Limited Investment Competition. Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to companies. As tracked by Leverage Commentary & Data (LCD), private credit markets financed 177 leveraged buyouts (**"LBO"**) (86% of total LBOs in 2023) compared to the publicly syndicated markets, which financed only 28 (14% of total LBOs in 2023). In addition, due to bank consolidation, the number of banks has also declined during the past several decades, furthering the lack of supply in financing to private companies.

We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender's time and resources compared to lending to public companies, due in part to the size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked.

Blackstone Credit & Insurance Strengths

Blackstone Credit & Insurance is one of the largest private credit investment platforms globally and a key player in the direct lending space. Blackstone Credit & Insurance has experience scaling funds across its platform that invest in all parts of the capital structure. Blackstone Credit & Insurance focuses on transactions where it can differentiate itself from other providers of capital, targeting large transactions and those where Blackstone Credit & Insurance can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit & Insurance has the scale and platform to effectively manage a North American private credit investment strategy, offering investors the following potential strengths:

Ability to Provide Scale, Differentiated Capital Solutions. We believe that the breadth and scale of Blackstone Credit & Insurance's platform, with $318.9 billion AUM as of December 31, 2023, and affiliation with Blackstone provide a distinct advantage in sourcing and deploying capital toward proprietary investment opportunities including those that are large and complex. Blackstone Credit & Insurance is invested in over 4,500 corporate issuers across portfolios globally[1] and offers its clients and borrowers a comprehensive solution across corporate and asset-based, as well as investment grade and non-investment grade credit. Blackstone Credit & Insurance expects that in the current environment, where committed capital from banks remains scarce, that the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit & Insurance to command more favorable terms for its investments. Blackstone Credit & Insurance seeks to generate investment opportunities through its direct origination channels and through syndicate and club deals (generally, investments made by a small group of investment firms). With respect to Blackstone Credit & Insurance's origination channel, we seek to leverage the global presence of Blackstone Credit & Insurance to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. We believe that the broad network of Blackstone Credit & Insurance provides a significant pipeline of investment opportunities for us. With respect to syndicate and club deals, Blackstone Credit & Insurance has built a network of relationships with commercial and investment banks, finance companies and other investment funds. Blackstone Credit & Insurance also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities.

Established Origination Platform with Strong Credit Expertise. The global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what Blackstone Credit & Insurance believes to be attractive investment characteristics. Over the last several years, Blackstone Credit & Insurance has expanded its origination and sponsor coverage footprint with regional offices in select markets. We anticipate capitalizing on Blackstone Credit & Insurance's global footprint and broad and diverse origination platform to provide, primarily, senior secured financings.

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[1] As of December 31, 2023. Reflects unique corporate issuers across funds and accounts managed by Liquid Credit Strategies, Private Credit Strategies, Infrastructure & Asset Based Credit.

We believe that Blackstone Credit & Insurance's strong reputation and longstanding relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and intermediaries position Blackstone Credit & Insurance as a partner and counterparty of choice and provides us with attractive sourcing capabilities. In Blackstone Credit & Insurance's experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities.

Blackstone Credit & Insurance believes that having one team responsible for private origination allows us to leverage the strengths and experiences of investment professionals to deliver the leading financing solutions to our companies. The team has operated through multiple industry cycles, with deep credit expertise, providing them valuable experience and a long-term view of the market. The team is also focused on making investments in what are characterized as "good neighborhoods," which are industries experiencing favorable tailwinds, such as life sciences, software & technology, and renewable energy. In addition, the team is able to leverage the expertise of other parts of Blackstone's business that specialize in these fields.

Additionally, over the last several years, Blackstone Credit & Insurance has expanded its North American origination and sponsor coverage footprint by opening regional offices in select markets. Blackstone Credit & Insurance has investment professionals across North America, Europe, Asia and Australia, and has developed a reputation for being a valued partner with the ability to provide speed, creativity, and assurance of transaction execution. We believe Blackstone Credit & Insurance's global presence may help Blackstone Credit & Insurance to more effectively source investment opportunities from mid-sized leveraged buyout sponsors, thereby potentially strengthening the Blackstone Credit & Insurance brand.

Value-Added Capital Provider and Partner Leveraging the Blackstone Credit & Insurance Value Creation Program. Blackstone Credit & Insurance has established a reputation for providing creative, value-added solutions to address a company's financing requirements and we believe our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit & Insurance has access to the significant resources of the Blackstone platform, including the Blackstone Credit & Insurance Value Creation Program (**"Value Creation Program"**), which is a global platform that intends to help Blackstone Credit & Insurance investments create meaningful value by leveraging the scale, network, and expertise within the Blackstone platform. Specifically, the Value Creation Program focuses on three areas of improvement (i) reducing costs by leveraging the scale and purchasing power of Blackstone through our Group Purchasing Organization, preferred partnerships, and the Blackstone Sourcing Center, (ii) identifying cross-sell opportunities across Blackstone's portfolio for potential introductions to other Blackstone portfolio companies, which includes a network of over 350 Blackstone portfolio companies as of December 31, 2023 and (iii) providing valuable access to industry and functional experts both within the Blackstone organization (including the Blackstone Portfolio Operations team which consists of over 100 internal resources as of December 31, 2023) who are focused on areas such as cybersecurity, ESG, data science, healthcare, human resources, information technology, among others, and the network among portfolio companies. Through the Value Creation Program, which BXSL portfolio companies can fully access, Blackstone has generated meaningful revenue for Blackstone portfolio companies through cross-sell introductions across Blackstone and created over $3.5 billion of implied enterprise value across Blackstone Credit & Insurance.[2]

Flexible Investment Approach. Blackstone Credit & Insurance believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Company to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit & Insurance's creativity and flexibility with regard to deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are typically more restrictive. Over time, Blackstone Credit & Insurance has demonstrated the ability to negotiate favorable terms for its investments by providing creative structures that add value for an issuer. Blackstone Credit & Insurance will continue to seek to use this flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.

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[2] Amounts presented are since inception of the Value Creation Program in 2016, and data presented is based on internal Blackstone data recorded and not from financial statements of portfolio companies. Represents (a) identified total cost reduction at the time cost is benchmarked with portfolio companies, multiplied by (b) enterprise value multiple at the time of Blackstone Credit & Insurance's initial investment. The number is presented for illustrative purposes and does not reflect actual realized proceeds to Blackstone Credit & Insurance or to the equity sponsor or the company, and there can be no assurance that realized proceeds received by Blackstone or any investor in a Blackstone fund, including us, will be increased as a result.

Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.

Disciplined Investment Process and Income-Oriented Investment Philosophy. Blackstone Credit & Insurance employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. We believe Blackstone Credit & Insurance has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit & Insurance's investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. Additionally, Blackstone Credit & Insurance's senior investment professionals have dedicated their careers to the leveraged finance and private equity sectors, and we believe that their experience in due diligence, credit analysis and ongoing management of investments is invaluable to the success of the North America direct lending investment strategy. Blackstone Credit & Insurance generally targets businesses with leading market share positions, sustainable barriers to entry, high free cash flow generation, strong asset values, liquidity to withstand market cycles, favorable underlying industry trends, strong internal controls and high-quality management teams.

Strong Investment Track Record. Blackstone Credit & Insurance's track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit & Insurance. Since 2005 through December 31, 2023, Blackstone Credit & Insurance has provided approximately $164 billion in capital in privately-originated transactions[3]. Blackstone Credit & Insurance believes that the depth and breadth of its team provides it with a significant competitive advantage in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.

Efficient Cost Structure. We believe that we have an efficient cost structure, as compared to other publicly traded BDCs, with low management fees, expenses, and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other publicly traded BDCs.

Scale. Scale allows for more resources to source, diligence and monitor investments, and enables us to move up market where there is often less competition.

Investment Strategy

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objectives by:

- utilizing the experience and expertise of the management team of the Adviser, along with the broader resources of Blackstone Credit & Insurance, which include its access to the relationships and human capital of Blackstone Credit & Insurance's parent, Blackstone, in sourcing, evaluating and structuring transactions, subject to Blackstone's policies and procedures regarding the management of conflicts of interest;

- employing a defensive investment approach focused on long-term credit performance and principal protection, generally lending on what the Adviser believes are (i) protective multiples of the borrower's earnings before interest, taxes, depreciation and amortization (**"EBITDA"**) to its interest coverage obligations, (ii) conservative loan-to-value ratios and (iii) favorable financial covenant protections;

- focusing primarily on loans and securities of private U.S. companies, including syndicated loans, specifically larger and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns;

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[3]Includes invested and committed capital for privately originated and anchor investments across private credit strategies and vehicles since 2005, including Direct Lending, Sustainable Resources, Mezzanine, and Opportunistic. Excludes liquid credit strategy investments.

- maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio; and

- utilizing the power and scale of Blackstone and the Blackstone Credit & Insurance platform to offer operational expertise to portfolio companies through the Blackstone Credit & Insurance Value Creation Program.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments and our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. In limited instances we may retain the "last out" portion of a first-lien loan. In such cases, the "first out" portion of the first lien loan would receive priority with respect to payment over our "last out" position. In exchange for the higher risk of loss associated with such "last out" portion, we would earn a higher rate of interest than the "first out" position. We do not currently focus on investments in issuers that are distressed or in need of rescue financing. Subject to the limitations of the 1940 Act, we may invest in loans or other securities the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit & Insurance funds.

Although we do not expect a significant portion of our portfolio to be composed of second lien, third lien, unsecured or subordinated loans, there is no limit on the amount of such loans in which we may invest, subject to compliance with our 80% policy. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the "over-the-counter" market or directly from our target companies as primary market, directly originated or syndicated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We have and may continue to also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for our common shares or other equity or the cash value of shares or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm, or a finance company transaction (such as a joint venture). In addition, a portion of our portfolio may be composed of unsecured bonds, CLOs, other debt securities and derivatives, including total return swaps and credit default swaps. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments.

Investment Selection

When identifying prospective investment opportunities, the Adviser currently intends to rely on fundamental credit analysis in order to minimize the loss of the Company's capital. The Adviser expects to invest in companies possessing the following attributes, which it believes will help achieve our investment objectives:

Leading, Defensible Market Positions. The Adviser intends to invest in companies that it believes have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Adviser will seek companies that it believes possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

Proven Management Teams. The Adviser focuses on investments in which the target company has an experienced and high-quality management team with an established track record of success. The Adviser typically requires companies to have in place proper incentives to align management's goals with the Company's goals.

Private Equity Sponsorship. Often the Adviser seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. The Adviser believes that a private equity sponsor's willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

Broad Exposure. The Adviser seeks to invest broadly among industries and issuers, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company's portfolio.

Viable Exit Strategy. In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on our investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt instruments in which we will invest have stated maturities of five to eight years, we expect the majority to be redeemed or sold prior to maturity. These instruments often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Blackstone Credit & Insurance, including the public market traders and research analysts, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Investment Process Overview

Our investment activities are managed by our Adviser. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

The investment professionals employed by Blackstone Credit & Insurance have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.



Sourcing and Origination

The private credit investment team, comprised of 97 dedicated investment professionals as of January 1, 2024, is responsible for establishing regular dialogue with, and coverage of, the financial advisory, corporate issuer, financial sponsor, legal and restructuring communities. The team also has regular contact with Wall Street firms, business brokers, industry executives and others who help identify direct origination investment opportunities. Blackstone Credit & Insurance seeks to be a value-added partner to its counterparties in connection with their capital needs, and believes that these relationships have driven, and will continue to drive, substantial proprietary deal flow and insight into investment opportunities.

BXSL will seek to generate investment opportunities primarily through direct origination channels. The global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what it believes to be attractive investment characteristics. Blackstone Credit & Insurance's team covers over 200 sponsors with a primary focus on what it believes are the largest, highest quality, and most-well capitalized sponsors, leading to substantial repeat counterparties and making Blackstone Credit & Insurance a partner of choice to these sponsors. In addition to the depth and breadth of Blackstone Credit & Insurance's relationships, sponsor and advisor partners also seek to transact with 'Blackstone Credit & Insurance due to its value-add through the Value Creation Program by not only helping companies with operational support, but also enhancing revenue generation and cost savings opportunities for Blackstone Credit & Insurance's portfolio companies, all of which further contribute to its origination efforts. With respect to syndicate and club deals, Blackstone Credit & Insurance has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit & Insurance also has a $109 billion Liquid Credit platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit & Insurance covers over 4,500 issuers across its $318.9 billion platform which we believe offers us deep insight across all sectors and industries in our market.

Blackstone Credit & Insurance aims to leverage the broader Blackstone network to generate additional deal flow. Blackstone's Private Equity platform has been built over the past 35 years and invests globally across industries in both established and growth-oriented structures. Blackstone's Real Estate group is among the largest owners of commercial real estate in the world. Blackstone's General Partnership Stakes group, seeks to serve as a strategic partner to talented managers at all stages of their life cycles and help them build enduring franchises. Through such other business units of Blackstone, Blackstone Credit & Insurance aims to increase its connectivity and deepen sponsor relationships.

We believe that Blackstone Credit & Insurance's strong reputation and longstanding relationships with its broad network will help drive substantial proprietary deal flow and provide a significant pipeline of investment opportunities for us.

Evaluation and Due Diligence

The hallmark of Blackstone Credit & Insurance's approach to investing will continue to be defined by a rigorous due diligence process focused on downside protection and capital preservation. This process includes a thorough business review of the industry, competitive landscape, products, customers, returns on capital, strength of management team and consultation with outside advisors and industry experts, and benefits from Blackstone's global platform, offering broad access and insight. When a new investment opportunity is sourced, the Blackstone Credit & Insurance team spends time with management, analyzing the company's assets and its financial position. This initial assessment is then followed by extensive credit analysis, including asset valuation work; financial modeling and scenario analysis; cash flow and liquidity analyses; and legal, tax and accounting review. Blackstone Credit & Insurance's diligence process will also include a detailed review of key qualitative factors, including the strength of management, quality / strategic value of the company's assets, and potential operational risks. Further detail on this process is outlined below.

Initial Review. The investment team examines information furnished by the target company and external sources, including financial sponsors, banks, advisors and rating agencies, if applicable, to determine whether the investment meets our basic investment criteria within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. Blackstone Credit & Insurance conducts detailed due diligence investigations. Given its incumbent positions, for the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated Blackstone Credit & Insurance research analyst, the results of which are available for the transaction team to review.

Credit Analysis/Due Diligence. Before undertaking an investment, the investment team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy for originated investments, which may include:

- a full operational analysis to identify the key risks and opportunities of the target's business, including a detailed review of historical and estimated financial results;

- a detailed analysis of industry and customer dynamics, competitive position, regulatory, tax, legal, environmental, social and governance matters;

- a detailed financial modeling and scenario analysis;

- reference calls within the Blackstone network on the company and relevant industry outlook;

- on-site visits and customer and supplier reference calls, if deemed necessary;

- background checks to further evaluate management and other key personnel;

- a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

- a review of financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

- a review of management's experience and track record.

Third parties are often involved in the Adviser's due diligence process, whether they are hired by the Adviser or by the lead sponsor in a transaction. Utilizing consultants to help evaluate a business and test an investment thesis is typically very beneficial. When possible, the Adviser seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

The foregoing initial assessment is then followed by extensive credit analysis, including asset valuation, financial analysis, cash flow analysis and scenario analysis, legal and accounting review, and comparable credit and equity analyses. A thorough assessment of structure and leverage of a transaction and how the particular investment fits into the overall investment strategy of the portfolio is conducted. Blackstone Credit & Insurance's typical investment process (including diligence) for an originated investment opportunity typically spans two to six months, from the initial screen through final approval and funding. Depending on the deal, each investment team typically consists of four to five investment professionals, consisting of a senior managing director, managing director, principal or vice president and associate and/or analyst.

The Investment Committee utilizes a consensus-driven approach and includes long-tenured professionals that have been with Blackstone Credit & Insurance on average of over 15 years and have over 22 years of industry experience: Brad Marshall, Michael Zawadzki, Michael Carruthers, Brad Colman, Robert Horn, Valerie Kritsberg, Daniel Oneglia, Viral Patel, Robert Petrini and Louis Salvatore. For transactions above certain size parameters, others who participate in the Investment Committee process include members of Blackstone senior leadership, Jon Gray, Michael Chae, Vik Sawhney, and Ken Caplan, as well as others on the investment team responsible for conducting due diligence, and other senior members of Blackstone Credit & Insurance and broader Blackstone. For certain investments, generally smaller investments where the Company is participating alongside other lenders in a "club" deal, providing an anchor order or purchasing broadly syndicated loans, the Investment Committee has delegated the authority to make an investment decision to the CIO or Portfolio Manager of a strategy or fund.

The Investment Committee review process is multi-step and iterative and occurs in parallel with the diligence and structuring of investments. The initial investment screening process involves an Investment Committee "Heads-Up" review presentation by the senior managing director leading a given transaction and members of the investment team. The Heads-Up review involves the production of a short memorandum with a focus on the following diligence items: an early diligence review of the underlying business fundamentals; expected return potential; expected investment size; assessment of key risks; and an appropriate initial diligence plan. At this point in the decision-making process, the Investment Committee will decide whether or not the investment team should proceed with deeper diligence on the investment opportunity.

Once in-depth diligence has commenced, the investment team compiles its findings, credit risks and mitigants, and preliminary transaction recommendation into a memorandum that is presented to a select group of senior managing directors in a weekly forum referred to as "Office Hours." Office Hours provides a subset of the Investment Committee the opportunity to review the investment team's detailed diligence findings in advance of presenting to the full Investment Committee, and to pose questions and recommendations to the investment team regarding its credit evaluation.

The ultimate results and findings of the investment analysis, including any follow up diligence items identified at Office Hours, are compiled in comprehensive investment memoranda that are used as the basis to support the investment thesis and are utilized by the Investment Committee (or delegate, if applicable) for final investment review and approval.

Each investment requires the consent of the Investment Committee (or delegate, if applicable), which may emphasize the following key criteria (among others) in making a decision:

- **Company Analysis:** Does the company meet the below key investment criteria?

    ◦ Leading market share position

    ◦ Consistent revenue growth

    ◦ Sustainable barriers to entry that drive pricing power

    ◦ High quality management team

    ◦ Stable financials: strong free cash flow generation, high earnings before interest and tax margins

    ◦ Conservative capital structure with significant underlying equity value

    ◦ Liquidity to withstand market cycles

- **Industry Analysis:** Is there a favorable industry structure with respect to customers, suppliers and regulation?

- **Due Diligence:** Have we fully diligenced each of the investment criteria? Have we completely vetted each of the risk factors identified throughout the diligence and Investment Committee process?

- **Risk of Principal Loss & Risk/Reward:** What is the expected risk of default on the investment? What is the expected recovery in a severe downside case?

- **Valuation:** What is the intrinsic value of the business? How has the business historically generated returns on capital? Will these returns continue in the future? What growth opportunities does the business have, if any? Is there substantial equity value to support the capital structure?

- **Sponsor and Management:** Is the sponsor and management someone we want to partner with? Are their incentives aligned with ours?

- **Documentation:** Do the key terms of the transaction documentation protect us sufficiently?

- **Portfolio Construction:** Does the investment fit the broader portfolio? Are we too concentrated with a particular sponsor or industry?

- **Return Hurdles:** Is the investment expected to generate a rate of return that meets the Company's objectives?

- **Exit Plan:** Do we expect refinancings, a sale of the company, or other exit opportunities?

Portfolio Monitoring

Active management of our investments is performed by the team responsible for making the initial investment as well as by members of the Office of the CIO. Blackstone Credit & Insurance believes that actively managing an investment allows it to identify problems early and work with companies to develop constructive solutions when necessary. Blackstone Credit & Insurance will monitor our portfolio with a focus toward anticipating negative credit events. In seeking to maintain portfolio company performance and help to ensure a successful exit, Blackstone Credit & Insurance will work closely with, as applicable, the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company's business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company's board of directors or similar governing body.

Typically, Blackstone Credit & Insurance will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a monthly or quarterly basis from portfolio companies. Blackstone Credit & Insurance will use this data, combined with due diligence gained through contact with the company's customers, suppliers, competitors, market research and other methods, to conduct an ongoing rigorous assessment of the company's operating performance and prospects.

While the initial investment team remains primarily responsible for the collection, analysis, and dissemination of financial information received from portfolio companies, portfolio managers and members of the Office of the CIO, consisting of 84 professionals as of January 1, 2024, also review portfolio reporting on a daily, weekly, and monthly basis to identify early signs of outperformance or underperformance. Blackstone Credit & Insurance maintains several formal forums to review and monitor the portfolio. Quarterly portfolio reviews are conducted to identify broad trends across the portfolio and assess recent performance. Blackstone Credit & Insurance conducts industry-specific reviews across both our private and liquids businesses to provide in-depth insights into particular sectors, bringing together comprehensive insights across our platform. In addition, weekly portfolio review committees and monthly Watch List Committee meetings are used for in-depth reviews of credits, as further described below.

In instances of weaker than expected performance, members of the Office of the CIO, including 24 professionals dedicated to portfolio and asset management, may work closely with deal teams to review and diligence the source of underperformance, re-underwrite the business, and develop a comprehensive strategy for go-forward management of the position. Blackstone Credit & Insurance's Asset Management Group, housed within the Office of the CIO, comprises a team of functionally-oriented professionals focused on three verticals: Financial Solutions, Operational Asset Management, and Legal / Restructuring. Financial Solutions provides detailed financial analysis, re-underwriting capabilities, and support for portfolio companies such as cash flow estimates or other financial management tools, as needed. Operational Asset Management assesses portfolio company processes, management, and operational capabilities to support and drive operational improvements. Operational Asset Management also is responsible for our Blackstone Credit & Insurance Value Creation Program, which leverages the scale of the broader Blackstone platform in order to improve operations and profitability at Blackstone Credit & Insurance portfolio companies.

Financial reporting for portfolio companies is reviewed on a daily, weekly and monthly basis by deal teams and members of the Office of the CIO, including the Asset Management Group. Blackstone Credit & Insurance utilizes a series of proprietary portfolio dashboards and automated reports to ensure responsible parties receive detailed information on a timely basis. Each week, all financial reporting results across the portfolio are aggregated and distributed to the portfolio management team for review. Portfolio company performance updates, including recent developments and go-forward action plans for underperforming assets, are reviewed at portfolio review committee and Watch List Committee meetings. Individual credits are discussed in depth at weekly portfolio review committee meetings, which include members of the Investment Committee. Our formal watch list, which is managed by the Office of the CIO, is reviewed at monthly Watch List Committee meetings, with interim updates as needed.

The Watch List Committee is comprised of members of the Investment Committee and includes investment professionals from both our Liquid Credit and Private Credit businesses. On a quarterly basis, the watch list is also reviewed in depth with Blackstone senior management including President and COO Jonathan Gray, CFO Michael Chae, and Global Co-CIO Ken Caplan.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. With respect to investments for which market quotations are not readily available, the Board of Trustees reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith, based on the input of the Audit Committee, the Adviser's valuation committee and where applicable, the independent valuation firms and other external service providers, based on procedures adopted by, and subject to the supervision of, the Board of Trustees.

Managerial Assistance. As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies except where the Company purchases securities of an issuer in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance, including through the Blackstone Credit & Insurance Value Creation Program. The Adviser and the Administrator will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than the Adviser, will retain any fees paid for such assistance.

Exit

In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments to include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we will invest have stated maturities of five to seven years, based on Blackstone Credit & Insurance's past experience, we believe most of these securities will be redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the credit and capital markets have deteriorated.

The investment team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the Adviser's ability to utilize the entire resources of Blackstone Credit & Insurance, including the public market traders, research analysts and capital markets functions, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Allocation of Investment Opportunities and Potential Conflicts of Interest

Blackstone Credit & Insurance, including the Adviser, provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit & Insurance may establish (other than the Company) (collectively the **"Other Blackstone Credit & Insurance Clients"**). In addition, Blackstone provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone may establish (together with the Other Blackstone Credit & Insurance Clients, the **"Other Clients"**). See *"Item 1A. Risk Factors—Risks Related to the Adviser and Its Affiliates—There may be conflicts of interest related to obligations that the Adviser's senior management and Investment Team have to other clients."*

Blackstone Credit & Insurance will share any investment and sale opportunities with its other clients and the Company in accordance with the Investment Advisers Act of 1940, as amended (the **"Advisers Act"**) and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in this annual report, certain other clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients' respective governing agreements.

In addition, as a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely in certain circumstances limit the Company's ability to make investments or enter into other transactions alongside other clients.

Co-Investment Relief

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions which could limit our ability to participate in co-investment transactions. See *"Item 13. Certain Relationships and Related Transactions, and Director Independence—Transactions with Related Persons—Co-Investment Relief."*

Investments

As of December 31, 2023 the fair value of our investments was $9,868.4 million in 196 portfolio companies.

As of December 31, 2023 the Company had unfunded delayed draw terms loans and revolvers in the aggregate principal amount of $985.9 million.

See the Consolidated Schedule of Investments as of December 31, 2023 in our consolidated financial statements in "*Item 8. Consolidated Financial Statements and Supplementary Data—Consolidated Schedule of Investments*" for more information on these investments.

Capital Resources and Borrowings

As a RIC, we intend to distribute substantially all of our investment company taxable income (**"ICTI"**) (as that term is defined in the Code, determined without regard to the deduction for dividends paid) to our shareholders. We anticipate generating cash in the future from the issuance of shares and cash flows from operations, including interest received on our debt investments.

Additionally, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our shares if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. As of December 31, 2023 and December 31, 2022, the Company's asset coverage was 200.3% and 174.8%, respectively.

Furthermore, while any indebtedness and senior securities remain outstanding, we must take provisions to prohibit any distribution to our shareholders (which may cause us to fail to distribute amounts necessary to avoid entity-level taxation under the Code), or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. In addition, we must also comply with positive and negative covenants customary for these types of facilities. See *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources."*

Investment Advisory Agreement

The Adviser provides management services to us pursuant to the Investment Advisory Agreement. The Investment Advisory Agreement has been approved by the Board. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for the following:

- determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objectives, policies and restrictions;

- identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

- monitoring our investments;

- performing due diligence on prospective portfolio companies;

- exercising voting rights in respect of portfolio securities and other investments for us;

- serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

- negotiating, obtaining and managing financing facilities and other forms of leverage; and

- providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.

The Adviser's services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders.

Management Fees

The management fee is payable quarterly in arrears at an annual rate 1.0% (which rate was 0.75% prior to the IPO) of the average value of our gross assets at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, "gross assets" means our total assets determined on a consolidated basis in accordance with accounting principles generally accepted in the United States (**"GAAP"**), excluding undrawn commitments but including assets purchased with borrowed amounts. For the quarter in which the IPO occurred, the management fee was calculated at a weighted rate calculated based on the fee rates applicable before and after the IPO based on the number of days in such calendar quarter before and after the IPO.

In order to maintain the same management fee arrangement that the Company had in place prior to the IPO for a period of time following the IPO, the Adviser voluntarily waived its right to receive the base management fee in excess of 0.75% of the average value of the Company's gross assets at the end of the two most recently completed calendar quarters from the date of consummation of the IPO through the two year anniversary of the consummation of the IPO (the **"Waiver Period"**). The Waiver Period ended on October 28, 2023. As a result of the fee waiver, the pre-listing management fee and incentive fee rates paid by the Company to the Adviser did not increase during the Waiver Period. Amounts waived by the Adviser are not subject to recoupment by the Adviser.

Incentive Fees

The incentive fees consist of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component of the incentive fee is based on our income and the other component is based on of our capital gains, each as described below.

(i) Income based incentive fees

The first part of the incentive fees is based on Pre-Incentive Fee Net Investment Income Returns. **"Pre-Incentive Fee Net Investment Income Returns"** means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee).

Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind (**"PIK"**) interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a **"hurdle rate"** of return of 1.5% per quarter (6.0% annualized).

Pursuant to the Investment Advisory Agreement, the Company is required to pay an income based incentive fee of 17.5% (15% prior to the consummation of the IPO), with a 1.5% hurdle and 100% catch-up. The Adviser implemented a voluntary waiver with respect to the income based incentive fee and thereby voluntarily waived its right to receive an income based incentive fee above 15% during the Waiver Period only.

The Company pays its Adviser an income based incentive fee based on its aggregate pre-incentive fee net investment income, as adjusted as described above, from the calendar quarter then ending and the eleven preceding calendar quarters (such period, the **"Trailing Twelve Quarters"**).

The hurdle amount for the income based incentive fee will be determined on a quarterly basis and is equal to 1.5% multiplied by the Company's NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for issuances by the Company of common shares, including issuances pursuant to its dividend reinvestment plan and distributions that occurred during the relevant Trailing Twelve Quarters. The income based incentive fee for any partial period will be appropriately prorated.

For the income based incentive fee, the Company will pay the Adviser a quarterly incentive fee based on the amount by which (A) aggregate pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the **"Excess Income Amount."**

The income based incentive fee for each quarter will be determined as follows:

• No income based incentive fee is payable to the Adviser for any calendar quarter for which there is no Excess Income Amount;

• The Adviser will be paid 100% of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters, if any, that exceeds the hurdle amount for such Trailing Twelve Quarters, but is less than or equal to an amount, which we refer to as the "Catch-up Amount," determined as the sum of 1.82% (7.27% annualized) (1.76% (7.06% annualized) prior to the end of the Waiver Period), multiplied by the Company's NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters that is included in the calculation of the Incentive Fee based on income.

• The Adviser will be paid 17.5% (15% prior to the end of the Waiver Period), of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-up Amount.

The amount of the income based incentive fee that will be paid to the Adviser for a particular quarter will equal the excess of (a) the income based incentive fee so calculated over (b) the aggregate income based incentive fee that was paid in respect of the first eleven calendar quarters included in the relevant Trailing Twelve Quarters subject to the Incentive Fee Cap as described below.

The income based incentive fee that will be paid to the Adviser for a particular quarter is subject to a cap (the **"Incentive Fee Cap"**). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% (15% prior to the end of the Waiver Period), of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate income based incentive fee that was paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

"**Cumulative Net Return**" means (x) the pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no income based incentive fee to the Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the incentive fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

"**Net Capital Loss**" in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. Because the Waiver Period ended on a date other than the first day of a calendar quarter (the Waiver Period ended on October 28, 2023), the applicable Incentive Fee was calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable during and after the Waiver Period based on the number of days in such calendar quarter during and after the Waiver Period. In no event will the amendments to the income based incentive fee to include the three year income and total return lookback features allow the Adviser to receive greater cumulative income based incentive fees under the Investment Advisory Agreement than it would have under the prior investment advisory agreement. Amounts waived by the Adviser are not subject to recoupment by the Adviser.

The following is a graphical representation of the calculation of the Incentive Fee based on income:

Incentive Fee Based on Income Prior to the end of the Waiver Period[1]
Percentage of pre-incentive fee net income comprising the Incentive Fee based on Income
(expressed as an annualized rate[2] of return on the value of net assets as of the beginning of each of the quarters included in the Trailing Twelve Quarters)



(1)   Following the end of the Waiver Period, the Catch-up Amount increased to 7.27% annualized and the income based incentive fee increased to 17.5%.

(2)   The income based incentive fee is determined on a quarterly basis but has been annualized for purposes of the above diagram. The diagram also does not reflect the Incentive Fee Cap.

(ii) Capital Gains based incentive fees

Since the consummation of the IPO, the second part of the incentive fee, a capital gains incentive fee, has been determined and payable in arrears as of the end of each calendar year in an amount equal to 17.5% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with GAAP.

Prior to the IPO, the second part of the incentive fee, a capital gains incentive fee, was determined and payable in arrears as of the end of each calendar year in an amount equal to 15.0% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with GAAP. However, similar to the voluntary waivers referenced above, the Adviser voluntarily waived its right to receive a capital gains based incentive fee above 15% from the date of consummation of the IPO through the Waiver Period, which ended on October 28, 2023. The Company will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain. Amounts waived by the Adviser are not subject to recoupment by the Adviser.

The fees that are payable under the Investment Advisory Agreement for any partial period are appropriately prorated.

Administration Agreement

Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for its costs, expenses and allocable portion of overhead (including rent, office equipment and utilities) in connection with the services performed for us pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator has hired a sub-administrator to assist in the provision of administrative services. The sub-administrator receives compensation for its provision of sub-administrative services under a sub-administration agreement.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement has been approved by the Board. Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent trustees. We may terminate the Investment Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days' written notice. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority outstanding voting securities, which means the lesser of (1) 67% or more of such company's voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. In addition, the Adviser may terminate the Investment Advisory Agreement or the Administrator may terminate the Administration Agreement, without payment of any penalty, upon 60 days' written notice. The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.

The Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Company in connection with the matters to which the Investment Advisory Agreement and Administration Agreement, respectively, relate, provided that the Adviser and Administrator shall not be protected against any liability to the Company or its shareholders to which the Adviser or Administrator would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (**"disabling conduct"**). Each of the Investment Advisory Agreement and the Administration Agreement provides that, absent disabling conduct, each of our Adviser and our Administrator, as applicable, and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser's services under the Investment Advisory Agreement and our Administrator's services under the Administration Agreement or otherwise as adviser or administrator for us. The Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser or the Administrator in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser or Administrator had reasonable cause to believe its conduct was unlawful.

Distributions

We generally intend to distribute substantially all of our available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our distributions will generally be paid from current and/or accumulated tax earnings and profits, which includes interest income and capital gains generated by our investment portfolio, and any other income, including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees, that we receive from portfolio companies, if any. However, if we do not have sufficient current and/or accumulated tax earnings and profits to support our distributions, all or a part of such a distribution may be characterized as a return of capital for U.S. tax purposes. The specific tax characteristics of our dividends and other distributions are reported to shareholders after the end of each calendar year. See "*Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Distributions and Dividend Reinvestment.*"

Share Repurchase Plan

In February 2023, the Board authorized a share repurchase plan, under which we may repurchase up to $250 million in the aggregate of our outstanding common shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"Company 10b-18 Plan"**).

The timing, manner, price and amount of any share repurchases will be determined by us, in our sole discretion, based upon the evaluation of economic and market conditions, stock price, applicable legal and regulatory requirements and other factors. The Company 10b-18 Plan does not require us to repurchase any specific number of shares of common shares or any shares of common shares at all. Consequently, we cannot assure shareholders that any specific number of shares of common shares, if any, will be repurchased under the Company 10b-18 Plan. The Company 10b-18 Plan may be suspended, extended, modified or discontinued at any time.

For additional information on our distributions and dividend reinvestment plan, see "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 8. Net Assets.*"

Competition

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC.

For additional information concerning the competitive risks we face, see *"Item 1A.—Risk Factors—Risks Related To Our Business And Structure."*

Human Resource Capital

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described herein is employed by the Adviser or its affiliates. Our day-to-day investment operations are managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments.

Regulation as a Business Development Company

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as **"Qualifying Assets"** unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company's total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

    (1)   Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An **"Eligible Portfolio Company"** is defined in the 1940 Act as any issuer which:

        (a)   is organized under the laws of, and has its principal place of business in, the United States;

        (b)   is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

        (c)   satisfies any of the following:

(i)   does not have any class of securities that is traded on a national securities exchange;

(ii)   has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)   is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)   is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)   Securities of any Eligible Portfolio Company controlled by the BDC.

(3)   Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)   Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the BDC already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)   Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)   Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company's officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC's total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our shares if our asset coverage, as defined in the 1940 Act, is at or above 150% immediately after each such issuance. On September 25, 2018, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we are required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We have established asset based credit facilities and may establish future facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. Our existing financing facilities bear, and it is anticipated that any future credit facilities will bear interest at floating rates at to be determined spreads over LIBOR. Shareholders indirectly bear the costs associated with any borrowings under a credit facility or otherwise, including increased management fees payable to the Adviser as a result of such borrowings. Our current credit facilities require us, and future lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We also issued unsecured bonds and may have additional bond offerings in the future.

We may enter into a total return swap (**"TRS"**) agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company complies with the applicable requirements of Rule 18f-4, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company's overall leverage limitation.

We have also created leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle and may enter into other debt securitizations in the future. Debt securitizations (including in CLOs) are a form of secured financing, which would generally be consolidated on our financial statements and subject to our overall asset coverage requirement. There can be no assurance that we will be able to obtain a CLO debt securitization on favorable terms or at all or that any such financing will benefit our investment performance. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. You may obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the 1934 Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company's shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines are reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies

The Adviser's policies and procedures are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Company and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Company, taking into consideration the Company's investment horizons and other relevant factors. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients' portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company's operations and the potential impact of a proxy vote's outcome. Decisions are based on a number of factors which may vary depending on a proxy's subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote's expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of a conflict of interest, the Adviser will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing a Company's investment in a particular company.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the Company. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to the Company. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

The Company has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Company must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a **"Qualified Publicly Traded Partnership"**); and (4) diversify its holdings so that, at the end of each quarter of each taxable year of the Company (a) at least 50% of the value of the Company's total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Company's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Company's total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Company controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships (described in 3b above).

As a RIC, the Company generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. The Company intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Company will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Company in October, November or December with a record date in such a month and paid by the Company during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Company fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in any taxable year, the Company would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as "qualified dividend income" in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Company could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Reporting Obligations and Available Information

We furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law. We are required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the 1934 Act.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Definitive Proxy Statement on Schedule 14A, and our trustees, officers and 10% beneficial owners file reports on Forms 3, 4 and 5 pursuant to section 13(a), 15(d) or 16(a) of the 1934 Act. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information. We have made available free of charge on our website (www.bxsl.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q, our current reports on Form 8-K and our governing documents.

Item 1A. Risk Factors.

Investing in our shares involves a number of significant risks. In addition to the other information contained in this annual report, shareholders should consider carefully the following information before making an investment in our Common Shares. The risks set forth below are not the only risks we face. Such additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and shareholders may lose all or part of their investment.

A. Risks Related to Our Business and Structure

Price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.

Conditions in the medium- and large-sized U.S. corporate debt market may deteriorate, as seen during the recent financial crisis, which may cause pricing levels to similarly decline or be volatile. During the 2008-2009 financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, and other constraints resulting from the credit crisis generating further selling pressure. If similar events occurred in the medium- and large-sized U.S. corporate debt market, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations and the market price of our shares.

Our ability to achieve our investment objectives depends on the ability of the Adviser to manage and support our investment process. If the Adviser or Blackstone Credit & Insurance were to lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of the Adviser and its affiliates. The Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of Blackstone Credit & Insurance and its senior management team. The departure of any members of Blackstone Credit & Insurance's senior management team could have a material adverse effect on our ability to achieve our investment objectives.

Our ability to achieve our investment objectives depends on the Adviser's ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Adviser's capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

The Investment Advisory Agreement has been approved pursuant to Section 15 of the 1940 Act. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement. The Investment Advisory Agreement may be terminated at any time, without penalty, by us or by the Adviser, upon 60 days' written notice. If the Investment Advisory Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Investment Advisory Agreement is terminated, it may be difficult for us to replace the Adviser.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

The Adviser depends on its broader organization's relationships with private equity sponsors, investment banks and commercial banks, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or its broader organization fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser or its broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in U.S. private companies. As a result of these new competitors entering the financing markets in which we operate, competition for investment opportunities in U.S. private companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in U.S. private companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

We may have difficulty sourcing investment opportunities.

We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all available capital successfully. In addition, privately-negotiated investments in loans and illiquid securities of private middle market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our shares. Our shareholders will have no input with respect to investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our shares. To the extent we are unable to deploy all available capital, our investment income and, in turn, our results of operations, will likely be materially adversely affected. There is no assurance that we will be able to consummate investment transactions or that such transactions will be successful. Blackstone Credit & Insurance, the Company and their affiliates may also face certain conflicts of interests in connection with any transaction, including any warehousing transaction, involving an affiliate.

We face risks associated with the deployment of our capital.

In light of the nature of our periodic public offerings in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying suitable investments on attractive terms, there could be a delay between the time we receive net proceeds from the sale of shares of our Common Shares in any periodic public offering and the time we invest the net proceeds. Our proportion of privately-negotiated investments may be lower than expected. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our shareholders that may be invested in money market accounts or other similar temporary investments, each of which is subject to management fees.

In the event we are unable to find suitable investments such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to you. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our Common Shares or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board. There is not a public market for the securities of the privately-held companies in which we invest. Many of our investments are not publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of a date other than quarter end for share issuances and repurchases, the Company will consider whether there has been a material change to such investments as to affect their fair value, but such analysis will be more limited than the quarter end process.

As part of our valuation process, we will take into account relevant factors in determining the fair value of the Company's investments, without market quotations, many of which are loans, including and in combination, as relevant: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company's ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company's securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time.

We may not achieve investment results that will allow us to make a specified or stable level of cash distributions and our distributions may decrease over time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from any securities offering. Therefore, portions of the distributions that we make may represent a return of capital to a shareholder that will lower such shareholder's tax basis in its shares and reduce the amount of funds we have for investment in targeted assets.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser or the Administrator, if any. Our ability to pay distributions, if any, might be adversely affected by, among other things, the impact of one or more of the risk factors described in this annual report. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure shareholders that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our prior offerings or from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of shareholders' capital. A return of capital is a return of a shareholder's investment, rather than a return of earnings or gains derived from our investment activities. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder's basis in its shares; however, the shareholder's basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder's basis in its shares, such excess amount will be treated as gain from the sale of the shareholder's shares. Distributions from the proceeds of our prior offerings or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from securities offerings, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

Any distributions made from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or the Administrator continues to make such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our dividend reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Shareholders should also understand that our future repayments to the Adviser will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.

As a public reporting company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public reporting company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. Developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management's time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We, our portfolio companies and other counterparties are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

President Biden may support an enhanced regulatory agenda that imposes greater costs on all sectors and on financial services companies in particular. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our portfolio companies.

Additionally, any changes to or repeal of the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this annual report and may result in our investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of a shareholder's investment.

Financial regulatory changes in the United States could adversely affect our business.

The financial services industry continues to be the subject of heightened regulatory scrutiny in the United States. There has been active debate over the appropriate extent of regulation and oversight of investment funds and their managers. We may be adversely affected as a result of new or revised regulations imposed by the SEC or other U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities and self-regulatory organizations. Further, new regulations or interpretations of existing laws may result in enhanced disclosure obligations, including with respect to climate change or environmental, social and governance factors, which could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time or buy new technology to comply effectively.

Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs, increase regulatory investigations of the investment activities of our funds, require the attention of our senior management, affect the manner in which we conduct our business and adversely affect our profitability. The full extent of the impact on us of any new laws, regulations or initiatives that may be proposed is impossible to determine.

We, the Adviser and its affiliates are subject to regulatory oversight, which could negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

Our business and the businesses of the Adviser and its affiliates are subject to extensive regulation, including periodic examinations, inquiries and investigations which may result in enforcement and other proceedings, by governmental agencies and self-regulatory organizations in the jurisdictions in which we and they operate around the world, including the SEC and various other U.S. federal, state and local agencies. These authorities have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities.

We, the Adviser and its respective affiliates have received, and may in the future receive, requests for information, inquiries and informal or formal investigations or subpoenas from such regulators from time to time in connection with such inquiries and proceedings and otherwise in the ordinary course of business. These requests could relate to a broad range of matters, including specific practices of our business, the Adviser, our investments or other investments the Adviser or its affiliates make on behalf of their clients, potential conflicts of interest between us and the Adviser or its affiliates, or industry wide practices. SEC actions and initiatives can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our, Blackstone's or our personnel's activities, or changing our historic practices. Any adverse publicity relating to an investigation, proceeding or imposition of these sanctions could harm our or Blackstone's reputation and have an adverse effect on our future fundraising or operations. The costs of responding to legal or regulatory information requests, any increased reporting, registration and compliance requirements will be borne by us in the form of legal or other expenses, litigation, regulatory proceedings or penalties, may divert the attention of our management, may cause negative publicity that adversely affects investor sentiment, and may place us at a competitive disadvantage, including to the extent that we, the Adviser or any of its affiliates are required to disclose sensitive business information or alter business practices.

In addition, efforts by the current administration or future administrations could have further impacts on our industry if previously enacted laws are amended or if new legislative or regulatory reforms are adopted. In addition, a future change in administration may lead to leadership changes at a number of U.S. federal regulatory agencies with oversight over the U.S. financial services industry. Such changes would pose uncertainty with respect to such agencies' ongoing policy priorities and could lead to increased regulatory enforcement activity in the financial services industry. Any changes or reforms may impose additional costs on our current or future investments, require the attention of senior management or result in other limitations on our business or investments. We are unable to predict at this time the likelihood or effect of any such changes or reforms.

The impact of financial reform legislation on us is uncertain.

In light of past market conditions in the U.S. and global financial markets, the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the **"Dodd-Frank Act,"** which instituted a wide range of reforms that have impacted all financial institutions to varying degrees. Because these requirements are relatively new and evolving, the full impact such requirements will have on our business, results of operations or financial condition is unclear. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to us and our shareholders.

Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs, increase regulatory investigations of the investment activities of our funds, require the attention of our senior management, affect the manner in which we conduct our business and adversely affect our profitability. The full extent of the impact on us of any new laws, regulations or initiatives that may be proposed is impossible to determine.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Transactions denominated in foreign currencies subject us to foreign currency risks.

We hold assets and have made borrowings denominated in foreign currencies and may acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets or liabilities, as well as our income and cash flows. As a result of foreign currency fluctuations, the value of our liabilities and expenses may increase or the value of our assets and income may decrease due to factors outside of our control, which can have a negative effect on our NAV and cash available for distribution. Any such changes in foreign currency exchange rates may impact the measurement of such assets or liabilities for purposes of maintaining RIC tax treatment or the requirements under the 1940 Act. We may seek to hedge against currency exchange rate fluctuations by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act, but there is no guarantee such efforts will be successful and such hedging strategies create additional costs. See *"We may acquire various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders."*

General economic conditions could adversely affect the performance of our investments and operations.

We and our portfolio companies are susceptible to the effects of economic slowdowns or recessions. The global growth cycle is in a mature phase and signs of slowdown are evident in certain regions around the world, although most economists continue to expect moderate economic growth in the near term, with limited signals of an imminent recession in the U.S. as consumer and government spending remain healthy. Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the effect of the United Kingdom (the **"U.K."**) leaving the European Union (the **"E.U."**), instability in the Chinese capital markets and the COVID-19 pandemic. Although the broader outlook remains constructive, geopolitical instability continues to pose risk. In particular, the current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies under the current Administration, as well as the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or the current ongoing conflict between Russia and Ukraine and the escalating conflict in the Middle East, and the rapidly evolving measures in response, could lead to disruption, instability and volatility in the global markets. Certain of our portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the United States. A decreased U.S. government credit rating, any default by the U.S. government on its obligations, or any prolonged U.S. government shutdown, could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common shares. Unfavorable economic conditions would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events may limit our investment originations, and limit our ability to grow and could have a material negative impact on our operating results, financial condition, results of operations and cash flows and the fair values of our debt and equity investments.

Any deterioration of general economic conditions may lead to significant declines in corporate earnings or loan performance, and the ability of corporate borrowers to service their debt, any of which could trigger a period of global economic slowdown, and have an adverse impact on the performance and financial results of the Company, and the value and the liquidity of the shares. In an economic downturn, we may have non-performing assets or non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions impacted the value of any collateral securing our senior secured debt in 2023 and may continue to impact such collateral in 2024. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on favorable terms or at all. These events could prevent us from increasing investments and harm our operating results.

In addition, the failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which we and/or our portfolio companies have a commercial relationship could adversely affect, among other things, our and/or our portfolio companies' ability to pursue key strategic initiatives, including by affecting our or our portfolio company's ability to access deposits or borrow from financial institutions on favorable terms. Additionally, if a portfolio company or its sponsor has a commercial relationship with a bank that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such bank failure(s) could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders, including syndicate banks or other fund vehicles, to undertake and/or execute co-investment transactions with the Company, which in turn may result in fewer co-investment opportunities being made available to the Company or impact the Company's ability to provide additional follow-on support to portfolio companies. The ability of the Company, its subsidiaries and portfolio companies to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.

Inflation and supply chain risks have had and may continue to have an adverse impact on our financial condition and results of operations.

Inflation in the United States remained elevated throughout 2022 and 2023 and may continue to remain high in the future. While inflation has shown signs of moderating, it remains uncertain whether substantial inflation in the United States will be sustained over an extended period of time or have a significant effect on the United States or other economies. Elevated inflation could have an adverse impact on our operating costs, credit facilities, and general and administrative expenses, as these costs could increase at a rate higher than our revenue. Certain of our portfolio companies are in industries that have been impacted by inflation and global supply chain issues. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies' operations and such pressures and related volatility may continue during 2024. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies' operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

We may be impacted by general European economic conditions.

The success of our investment activities could be affected by general economic and market conditions in Europe and in the rest of the world, as well as by changes in applicable laws and regulations (including laws relating to taxation of our investments), trade barriers, currency exchange controls, rate of inflation, currency depreciation, asset re-investment, resource self-sufficiency and national and international political and socioeconomic circumstances in respect of the European and other non-U.S. countries in which we may invest. These factors will affect the level and volatility of securities prices and the liquidity of the Company's investments, which could impair our profitability or result in losses. General fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. We may maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets; the larger the positions, the greater the potential for loss. Declines in the performance of national economies or the credit markets in certain jurisdictions have had a negative impact on general economic and market conditions globally, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

The Adviser's financial condition may be adversely affected by a significant general economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Adviser's businesses and operations (including those of the Company). A recession, slowdown and/or sustained downturn in the global economy (or any particular segment thereof) could have a pronounced impact on the Company and could adversely affect the Company's profitability, impede the ability of the Company's portfolio companies to perform under or refinance their existing obligations and impair the Company's ability to effectively deploy its capital or realize its investments on favorable terms.

In addition, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets and the current ongoing conflict between Russia and Ukraine could have a negative impact on those countries and others in the region. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

Any of the foregoing events could result in substantial or total losses to the Company in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a portfolio company's capital structure.

It may be difficult to bring suit or foreclosure in non-U.S. countries.

Because the effectiveness of the judicial systems in the countries in which the Company may invest varies, the Company (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent the Company or a portfolio company may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Company invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization or creditors' rights.

MiFID II obligations could have an adverse effect on the ability of Blackstone Credit & Insurance and its MiFID-authorized EEA affiliates to obtain and research in connection with the provision of an investment service.

The Recast European Union Directive on Markets in Financial Instruments (**"MiFID II"**) came into effect on January 3, 2018, and imposes regulatory obligations in respect of providing financial services in the European Economic Area (**"EEA"**) by EEA banks and EEA investment firms providing regulated services (each an **"Investment Firm"**). The Adviser is a non-EEA investment company and is, therefore, not subject to MiFID II but can be indirectly affected. The regulatory obligations imposed by MiFID II may impact, and constrain the implementation of, the investment strategy of the Company. MiFID II restricts Investment Firms' ability to obtain research in connection with the provision of an investment service. For example, Investment Firms providing portfolio management or independent investment advice may purchase investment research only at their own expense or out of specifically dedicated research payment accounts agreed upon with their clients. Research will also have to be unbundled and paid separately from the trading commission. EEA broker-dealers will unbundle research costs and invoice them to Investment Firms separated from dealing commissions.

Therefore, in light of the above, MiFID II could have an adverse effect on the ability of Blackstone Credit & Insurance and its MiFID-authorized EEA affiliates to obtain and to provide research. The new requirements regarding the unbundling of research costs under MiFID II are not consistent with market practice in the United States and the regulatory framework concerning the use of commissions to acquire research developed by the SEC, although the SEC has issued temporary no-action letters to facilitate compliance by firms with the research requirements under MiFID II in a manner that is consistent with the U.S. federal securities laws. Blackstone Credit & Insurance's access to third-party research may nonetheless be significantly limited. Some EEA jurisdictions extend certain MiFID II obligations also to other market participants (e.g., Alternative Investment Fund Managers) under national law. There is very little guidance, and limited market practice, that has developed in preparation for MiFID II. As such, the precise impact of MiFID II on Blackstone Credit & Insurance and the Company cannot be fully predicted at this stage.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith pursuant to procedures adopted by, and under oversight of, our Board. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company's inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.

Terrorist attacks, acts of war or natural disasters may adversely affect our operations.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts, including the current ongoing conflict between Russia and Ukraine and the escalating conflict in the Middle East, have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Force Majeure events may adversely affect our operations.

We may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force Majeure events could adversely affect the ability of the Company or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Company. Certain Force Majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Company if an investment is affected, and any compensation provided by the relevant government may not be adequate.

Another pandemic or global health crisis like the COVID-19 pandemic may adversely impact our performance and results of operations.

From 2020 to 2022, in response to the COVID-19 pandemic, many countries instituted quarantine restrictions and took other measures to limit the spread of the virus. This resulted in labor shortages and disruption of supply chains and contributed to prolonged disruption of the global economy. A widespread reoccurrence of another pandemic or global health crisis could increase the possibility of periods of increased restrictions on business operations, which may adversely impact our business, financial condition, results of operations, liquidity and prospects materially and exacerbate many of the other risks discussed in this *"Risk Factors"* section.

In the event of another pandemic or global health crisis like the COVID-19 pandemic, our portfolio companies may experience decreased revenues and earnings, which may adversely impact our ability to realize value from such investments and in turn reduce our performance revenues. Investments in certain sectors, including hospitality, location-based entertainment, retail, travel, leisure and events, and in certain geographies, office and residential, could be particularly negatively impacted, as was the case during the COVID-19 pandemic. Our portfolio companies may also face increased credit and liquidity risk due to volatility in financial markets, reduced revenue streams and limited access or higher cost of financing, which may result in potential impairment of our investments. In addition, borrowers of loans, notes and other credit instruments may be unable to meet their principal or interest payment obligations or satisfy financial covenants, resulting in a decrease in value of our investments. In the event of significant credit market contraction as a result of a pandemic or similar global health crisis, we may be limited in our ability to sell assets at attractive prices or in a timely manner in order to avoid losses and margin calls from credit providers. Shareholders may also be negatively impacted if we experience a decline in the pace of capital deployment or fundraising.

In addition, a pandemic or global health crisis may pose enhanced operational risks. For example, the employees of our Adviser and/or its affiliates may become sick or otherwise unable to perform their duties for an extended period, and extended public health restrictions and remote working arrangements may affect our Adviser and/or its affiliates by impacting employee morale, integration of new employees and preservation of their culture. Remote working environments may also be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Moreover, our third-party service providers could be impacted by an inability to perform due to pandemic-related restrictions or by failures of, or attacks on, their technology platforms.

Cybersecurity and data protection risks could result in the loss of data, interruptions in our business, and damage to our reputation, and subject us to regulatory actions , increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.

Our operations are highly dependent on technology platforms and we rely heavily on Blackstone's and its affiliates' analytical, financial, accounting, communications and other data processing systems. Blackstone's and its affiliates' systems face ongoing cybersecurity threats and attacks, which could result in the loss of confidentiality, integrity or availability of such systems and the data held by such systems. Attacks on Blackstone's and/or its affiliates' systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, "phishing" attempts and other forms of social engineering. Attacks on Blackstone's and/or its affiliates' systems could also involve ransomware or other forms of cyber extortion. Cyberattacks and other data security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees, consultants, independent contractors or other service providers.

There has been an increase in the frequency and sophistication of the cyber and data security threats, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target Blackstone and/or its affiliates because they hold a significant amount of confidential and sensitive information about investors, portfolio companies and potential investments. As a result, Blackstone's and its affiliates' may face a heightened risk of a security breach or disruption with respect to this information. Measures taken by Blackstone's and/or its affiliates' to ensure the integrity of their systems may not provide adequate protection, especially because cyberattack techniques are continually evolving, may persist undetected over extended periods of time, and may not be mitigated in a timely manner to prevent or minimize the impact of an attack on Blackstone and/or its affiliates', our investors, our portfolio companies or potential investments. If Blackstone's and/or its affiliates' systems or those of third party service providers are compromised either as a result of malicious activity or through inadvertent transmittal or other loss of data, do not operate properly or are disabled, or we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, increased costs, a disruption of our businesses, liability to our counterparties, portfolio companies or fund investors, regulatory intervention or reputational damage. The costs related to cyber or other data security threats or disruptions may not be fully insured or indemnified by other means.

In addition, we could also suffer losses in connection with updates to, or the failure to timely update, the technology platforms on which we rely. We are reliant on third party service providers for certain aspects of our business, including for our administration, as well as for certain technology platforms, including cloud-based services. These third-party service providers could also face ongoing cybersecurity threats and compromises of their systems and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data.

Cybersecurity and data protection have become top priorities for regulators around the world. Many jurisdictions in which we, Blackstone and/or its affiliates operate have laws and regulations relating to privacy, data protection and cybersecurity, including, as examples, the General Data Protection Regulation (**"GDPR"**) in the European Union, the U.K. Data Protection Act, and the California Privacy Rights Act (**"CPRA"**). For example, in February 2022, the SEC proposed rules regarding registered investment advisers' and funds' cybersecurity risk management requiring the adoption and implementation of cybersecurity policies and procedures, enhanced disclosure in regulatory filings and prompt reporting of incidents to the SEC, which, if adopted, could increase our compliance costs and potential regulatory liability related to cybersecurity. Some jurisdictions have also enacted or proposed laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.

Breaches in our, Blackstone's and/or its affiliates' security or in the security of third party service providers, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize our, Blackstone's and/or its affiliates', including the Adviser's, employees or our shareholders' or counterparties' confidential, proprietary and other information processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in our, Blackstone's and/or its affiliates', including the Adviser's, employees', our shareholders', our counterparties' or third parties' business and operations, which could result in significant financial losses, increased costs, liability to our shareholders and other counterparties, regulatory intervention and reputational damage. Furthermore, if we, Blackstone and/or its affiliates fail to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely matter, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our shareholders to lose confidence in the effectiveness of our security measures and Blackstone more generally.

Our portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information, which in some instances are provided by third parties. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. We may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose them to a greater risk of being subject to a terrorist attack or a security breach than other assets or businesses. Such an event may have material adverse consequences on our investment or assets of the same type or may require portfolio companies to increase preventative security measures or expand insurance coverage.

Finally, Blackstone's and/or its affiliates' and our portfolio companies' technology platforms, data and intellectual property are also subject to a heightened risk of theft or compromise to the extent they engage in operations outside the United States, in particular in those jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, they may be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect compromise of these assets could have a material adverse impact on us and our portfolio companies.

We may not be able to obtain and maintain all required state licenses.

We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for, obtaining and maintaining required licenses can be costly and take several months. There is no assurance that we will obtain, and maintain, all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in a public offering, which could harm our ability to achieve our investment objectives.

Broker-dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend the offering to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors, under the care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers choose alternatives to our shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If compliance by broker-dealers with Regulation Best Interest negatively impacts our ability to raise capital in a public offering, it may harm our ability to create a diversified portfolio of investments and achieve our investment objectives.

As a Delaware statutory trust, we are subject to the control share acquisition statute contained in the Delaware Statutory Trust Act.

The Company is organized as a Delaware statutory trust and thus is subject to the control share acquisition statute contained in Subchapter III of the Delaware Statutory Trust Act (the **"DSTA Control Share Statute"**). The DSTA Control Share Statute applies to any closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act organized as a Delaware statutory trust and listed on a national securities exchange, such as the Company. The DSTA Control Share Statute became automatically applicable to the Company on August 1, 2022.

The DSTA Control Share Statute defines "control beneficial interests" (referred to as **"control shares"** herein) by reference to a series of voting power thresholds and provides that a holder of control shares acquired in a control share acquisition has no voting rights under the Delaware Statutory Trust Act (**"DSTA"**) or the Company's governing documents with respect to the control shares acquired in the control share acquisition, except to the extent approved by the Company's shareholders by the affirmative vote of two–thirds of all the votes entitled to be cast on the matter, excluding all interested shares (generally, shares held by the acquiring person and their associates and shares held by Company insiders).

The DSTA Control Share Statute provides for a series of voting power thresholds above which shares are considered control shares. Whether one of these thresholds of voting power is met is determined by aggregating the holdings of the acquiring person as well as those of his, her or its "associates." These thresholds are:

(1) 10% or more, but less than 15% of all voting power;

(2) 15% or more, but less than 20% of all voting power;

(3) 20% or more, but less than 25% of all voting power;

(4) 25% or more, but less than 30% of all voting power;

(5) 30% or more, but less than a majority of all voting power; or

(6) a majority or more of all voting power.

Under the DSTA Control Share Statute, once a threshold is reached, an acquirer has no voting rights with respect to shares in excess of that threshold (i.e., the **"control shares"**) until approved by a vote of shareholders, as described above, or otherwise exempted by the Board of Trustees. The DSTA Control Share Statute contains a statutory process for an acquiring person to request a shareholder meeting for the purpose of considering the voting rights to be accorded control shares. An acquiring person must repeat this process at each threshold level.

Under the DSTA Control Share Statute, an acquiring person's "associates" are broadly defined to include, among others, relatives of the acquiring person, anyone in a control relationship with the acquiring person, any investment fund or other collective investment vehicle that has the same investment adviser as the acquiring person, any investment adviser of an acquiring person that is an investment fund or other collective investment vehicle and any other person acting or intending to act jointly or in concert with the acquiring person.

Voting power under the DSTA Control Share Statute is the power (whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise) to directly or indirectly exercise or direct the exercise of the voting power of shares of the Company in the election of the Trustees (either generally or with respect to any subset, series or class of trustees, including any Trustees elected solely by a particular series or class of shares, such as the preferred shares).

Any control shares of the Company acquired before August 1, 2022 are not subject to the DSTA Control Share Statute; however, any further acquisitions on or after August 1, 2022 are considered control shares subject to the DSTA Control Share Statute.

The DSTA Control Share Statute requires shareholders to disclose to the Company any control share acquisition within 10 days of such acquisition, and also permits the Company to require a shareholder or an associate of such person to disclose the number of shares owned or with respect to which such person or an associate thereof can directly or indirectly exercise voting power. Further, the DSTA Control Share Statute requires a shareholder or an associate of such person to provide to the Company within 10 days of receiving a request therefor from the Company any information that the Trustees reasonably believe is necessary or desirable to determine whether a control share acquisition has occurred.

The DSTA Control Share Statute permits the Board, through a provision in the Company's governing documents or by Board action alone, to eliminate the application of the DSTA Control Share Statute to the acquisition of control shares in the Company specifically, generally, or generally by types, as to specifically identified or unidentified existing or future beneficial owners or their affiliates or associates or as to any series or classes of shares. The DSTA Control Share Statute does not provide that the Company can generally "opt out" of the application of the DSTA Control Share Statute; rather, specific acquisitions or classes of acquisitions may be exempted by the Board, either in advance or retroactively, but other aspects of the DSTA Control Share Statute, which are summarized above, would continue to apply. The DSTA Control Share Statute further provides that the Board of Trustees is under no obligation to grant any such exemptions.

The foregoing is only a summary of the material terms of the DSTA Control Share Statute. Shareholders should consult their own counsel with respect to the application of the DSTA Control Share Statute to any particular circumstance.

Our Declaration of Trust includes exclusive forum and jury trial waiver provisions that could limit a shareholder's ability to bring a claim or, if such provisions are deemed inapplicable or unenforceable by a court, may cause the Company to incur additional costs associated with such action.

Our Declaration of Trust provides that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any trustee, officer or other agent of the Company to the Company or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of Title 12 of the Delaware Code, Delaware statutory or common law, our Declaration of Trust, or (iv) any action asserting a claim governed by the internal affairs doctrine (for the avoidance of doubt, including any claims brought to interpret, apply or enforce the federal securities laws of the United States, including, without limitation, the 1940 Act or the securities or anti-fraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder) shall be the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. In addition, our Declaration of Trust provides that no shareholder may maintain a derivative action on behalf of the Company unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. These provisions of our Declaration of Trust may make it more difficult for shareholders to bring a derivative action than a company without such provisions.

Our Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Any person purchasing or otherwise acquiring any of our Common Shares shall be deemed to have notice of and to have consented to these provisions of our Declaration of Trust. These provisions may limit a shareholder's ability to bring a claim in a judicial forum or in a manner that it finds favorable for disputes with the Company or the Company's trustees or officers, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions or in other manners, which could have a material adverse effect on our business, financial condition and results of operations.

Notwithstanding any of the foregoing, neither we nor any of our investors are permitted to waive compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval, unless required by the 1940 Act or applicable law. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay shareholders distributions and cause shareholders to lose all or part of their investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this annual report.

Our Board may amend our Declaration of Trust without prior shareholder approval.

Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

Certain provisions of our Declaration of Trust could deter takeover attempts and have an adverse impact on the value of our common shares.

Our Declaration of Trust contains anti-takeover provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Company or to change the composition of our Board of Trustees. Our Board of Trustees is divided into three classes of trustees serving staggered three-year terms. This provision could delay for up to two years the replacement of a majority of our Board of Trustees. These provisions could have the effect of depriving shareholders of an opportunity to sell their common shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over the Company.

B.   Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

Our investments in senior secured loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and, subject to compliance with our 80% policy, there is no limit on the amount of any such investments in which we may invest.

Senior Secured Loans and Senior Secured Bonds. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Such risks have become more pronounced due to rising interest rates and market volatility. To the extent our debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Similarly, investments in "last out" pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the "first out" piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt's terms, or at all, or that we will be able to collect on the debt should we be forced to enforce our remedies.

Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Preferred Securities. Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Company owns a preferred security that is deferring its distribution, the Company may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Company level, the Company may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Company may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Company actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer's call. In the event of redemption, the Company may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer's capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Loans Risk. The loans that the Company may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Company will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in the prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.

Although certain loans in which the Company may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Company could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Company will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower's obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.

Further, there is a risk that any collateral pledged by portfolio companies in which the Company has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Company's debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Company's security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Company will receive principal and interest payments according to the debt's terms, or at all, or that the Company will be able to collect on the debt should it be forced to enforce remedies.

Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Company's NAV. In addition, the Company may not be able to readily dispose of its loans at prices that approximate those at which the Company could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Company may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of loans, the Company's yield may be lower.

Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Company. Such court action could under certain circumstances include invalidation of loans.

If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Company may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.

If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Company attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Company could get for the loan may be adversely affected.

The Company may acquire loans through assignments or participations. The Company will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser's rights can be more restricted than those of the assigning institution, and the Company may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.

A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The Adviser has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Company must acquire a loan through a participation.

In purchasing participations, the Company generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Company may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Company will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Company will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Company would otherwise conduct if it were investing directly in the loan, which may result in the Company being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Company expected when initially purchasing the participation.

The Company also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.

The Adviser has established a counterparty and liquidity sub-committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker counterparties approved by the counterparty and liquidity sub-committee of the Adviser. The factors considered by the sub-committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.

Junior, Unsecured Securities. Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Company's investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in "last out" pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the "first out" piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt's terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.

While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer's assets, some or all of such terms may not be part of particular Investments. Moreover, our ability to influence an issuer's affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.

Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.

There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.

Below Investment Grade Risk. In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:

- Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.

- Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer's industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.

- Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments, or the unavailability of additional financing.

- Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

- Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.

- We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.

Mezzanine Loans. Our mezzanine loans generally will be subordinated to senior secured loans on a payment basis, are typically unsecured and rank *pari passu* with other unsecured creditors. As such, other creditors may rank senior to us in the event of insolvency. This may result in an above average amount of risk and loss of principal. Our mezzanine debt securities generally will have ratings or implied or imputed ratings below investment grade. They will be obligations of corporations, partnerships or other entities that are generally unsecured, typically are subordinated to other obligations of the obligor and generally have greater credit and liquidity risk than is typically associated with investment grade corporate obligations. Accordingly, the risks associated with mezzanine debt securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the obligor's ability to pay principal and interest on its debt. Many obligors on mezzanine debt securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors' ability to meet debt service obligations. Mezzanine debt securities are often issued in connection with leveraged acquisitions or recapitalizations, in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt securities have historically been higher than has been the case for investment grade securities.

Risk Retention Vehicles. We may invest in CLO debt and equity tranches and warehouse investments directly or indirectly through an investment in U.S. and/or European vehicles (**"Risk Retention Vehicles"**) established for the purpose of satisfying U.S. and/or E.U. regulations that require eligible risk retainers to purchase and retain specified amounts of the credit risk associated with certain CLOs, which vehicles themselves are invested in CLO securities, warehouse investments and/or senior secured obligations. Risk Retention Vehicles will be structured to satisfy the retention requirements by purchasing and retaining the percentage of CLO notes prescribed under the applicable retention requirements (the **"Retention Notes"**) and will not include Risk Retention Vehicles that are deemed to be controlled by the Adviser or its affiliates (other than Risk Retention Vehicles we control).

Indirect investments in CLO equity securities (and in some instances more senior CLO securities) and warehouse investments through entities that have been established to satisfy the U.S. retention requirements and/or the European retention requirements may allow for better economics for us (including through fee rebate arrangements) by creating stronger negotiating positions with CLO managers and underwriting banks who are incentivized to issue CLOs and who require the participation of a Risk Retention Vehicle to enable the CLO securities to be issued. However, Retention Notes differ from other securities of the same ranking since the retention requirements prescribe that such Retention Notes must be held by the relevant risk retainer for a specified period. In the case of European Risk Retention Vehicles, the prescribed holding period is the lifetime of the CLO, and in the case of U.S. Risk Retention Vehicles it is the longer of (x) the period until the CLO has paid down its securities to 33% of their original principal amount, (y) the period until the CLO has sold down its assets to 33% of their original principal amount and (z) two years after the closing of the CLO. In addition, Retention Notes are subject to other restrictions not imposed on other securities of the same ranking; for example, Retention Notes may not be subject to credit risk mitigation, and breach of the retention requirements may result in the imposition of regulatory sanctions or, in the case of the European retention requirements, in claims being brought against the retaining party.

"Covenant-lite" Obligations. We may invest in, or obtain exposure to, obligations that may be "covenant-lite," which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.

Consumer Loans. We may invest in, or obtain exposure to, consumer lending, which involves risk elements in addition to normal credit risk. Consumer loan terms vary according to the type and value of collateral and creditworthiness of the borrower. In underwriting consumer loans, a thorough analysis of the borrower's financial ability to repay the loan as agreed is typically performed. The ability to repay shall be determined by, among others, the borrower's employment history, current financial conditions, and credit background. While these loans typically have higher yields than many other loans, such loans involve risk elements in addition to normal credit risk. Consumer loans may entail greater credit risk than other loans particularly in the case of unsecured consumer loans or consumer loans secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to consumer loans. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, and/or state consumer protection laws may limit the amount which can be recovered on such loans.

Bridge Financings. From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Company's control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Company.

Restructurings. Investments in companies operating in workout or bankruptcy modes present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the value of the assets collateralizing our loans or the prospects for a successful reorganization or similar action.

We are exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs.

During periods of falling interest rates, payments under the floating rate debt instruments that we hold would generally decrease, resulting in less revenue to us. In the event of a sharply rising interest rate environment, such as during 2022 and 2023, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed-rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or instances where we exercise control over the borrower.

We generally do not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company's common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are subject to risks related to ESG matters.

Although the Adviser's consideration of ESG factors is intended to aid the Adviser in evaluating the return and risk profile of a given investment and is not expected to by itself determine an investment decision for us, the Adviser's consideration of ESG factors could, to the extent material economic risks associated with an investment are identified, cause the Adviser to consider taking action with respect to a company differently than may have been taken in the absence of such consideration, which could cause us to perform differently compared to funds that do not have such considerations. Further, although the Adviser views application of its ESG framework to be an opportunity to potentially enhance or protect the performance of investments over the long-term, the Adviser cannot guarantee that any consideration of ESG factors or engagement with portfolio companies on ESG, which depends in part on skill and qualitative judgments, will positively impact the performance of any individual portfolio company or us.

Investors and other stakeholders have become more focused on understanding how companies address a variety of ESG factors. As they evaluate investment decisions, many investors look not only at company disclosures but also to ESG rating systems that have been developed by third parties to allow ESG comparisons among companies. The criteria used in these ratings systems may conflict and change frequently, and we cannot predict how these third parties will score us, nor can we have any assurance that they score us accurately or other companies accurately or that other companies have provided them with accurate data. If our ESG ratings, disclosures or practices do not meet the standards set by such investors or our shareholders, they may choose not to invest in our shares. Relatedly, we risk damage to our reputation, if we do not, or are perceived to not, act responsibly in a number of areas, such as greenhouse gas emissions, energy management, human rights, community relations, workforce health and safety, and business ethics and transparency. Adverse incidents with respect to ESG matters or negative ESG ratings or assessments by third-party ESG raters could impact the value of our brand, or the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

There is a growing regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand sustainability claims. New regulatory initiatives related to ESG that are applicable to us could adversely affect our business. For example, the SEC has proposed rules that would require additional disclosures about ESG investment practices by investment advisers and certain funds, including BDCs. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. If we fail or are perceived to fail to comply with applicable rules, regulations and stakeholder expectations, it could negatively impact our reputation and our business results.

We and our investment adviser could be the target of litigation or regulatory investigations.

We as well as our investment adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that we and our investment adviser and/ or any of its affiliates will avoid regulatory investigation and possible enforcement actions stemming therefrom. Our investment adviser is a registered investment adviser and, as such, is subject to the provisions of the Advisers Act. We and our investment adviser are each, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.

Our investment adviser, its affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by us. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of us or the ability of our investment adviser to manage us, are often impossible to anticipate. Our investment adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of our investment adviser.

Our investment activities are subject to the normal risks of becoming involved in litigation by third parties. This risk would be somewhat greater if we were to exercise control or significant influence over a portfolio company's direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by our investment adviser, our administrator, or any of our officers, be borne by us and would reduce our net assets. Our investment adviser and others are indemnified by us in connection with such litigation, subject to certain conditions.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies' collateral, if any, will secure the portfolio company's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors' claims against the portfolio company's remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.

The risks associated with our and our portfolio companies' businesses are more severe during periods of economic slowdown or recession. In recent years, we have experienced periods of economic slowdown and in some instances, contraction, as countries and industries around the globe grappled with the short- and long-term economic impacts of the COVID-19 pandemic, elevated inflation, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility and volatility in global capital markets.

Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Certain of our portfolio companies may also be impacted by tariffs or other matters affecting international trade. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company's ability to meet its obligations under the debt investments that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

Our investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies.

When investing in CLOs, we may invest in any level of a CLO's subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that we may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, we will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments we make in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.

A covenant breach or other default by our portfolio companies may adversely affect our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower's business or exercise control over a borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

Our portfolio may be concentrated in a limited number of industries. Our portfolio will be considered to be concentrated in a particular industry when 25% or greater of its total assets are invested in issuers that are a part of that industry. A downturn in any industry in which we are invested could significantly impact the aggregate returns we realize. We anticipate that we may concentrate our investments in issuers that are part of the software industry, which currently represent close to 25% of our total assets, as a result of additional investments in the software industry and/or fluctuations in the fair value of our investments in the software industry and other industries.

If an industry in which we have significant investments suffers from adverse business or economic conditions, as individual industries have historically experienced to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

We may be subject to risks associated with our investments in the software industry.

The revenue, income (or losses) and valuations of software and other technology-related companies can and often do fluctuate suddenly and dramatically. In addition, because of rapid technological change, the average selling prices of software products have historically decreased over their productive lives. As a result, the average selling prices of software offered by our portfolio companies may decrease over time, which could adversely affect their operating results and, correspondingly, the value of any securities that we may hold. Additionally, companies operating in the software industry are subject to vigorous competition, changing technology, changing client and end-consumer needs, evolving industry standards and frequent introductions of new products and services. Our portfolio companies in the software industry could compete with companies that are larger and could be engaged in a greater range of businesses or have greater financial, technical, sales or other resources than our portfolio companies do. Our portfolio companies could lose market share if their competitors introduce or acquire new products that compete with their software and related services or add new features to existing products. Any deterioration in the results of our portfolio companies due to competition or otherwise could, in turn, materially adversely affect our business, financial condition and results of operations.

Our investments in the healthcare providers and services industry face considerable uncertainties.

The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices.

Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government's role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.

Investing in large private U.S. borrowers may limit the Company's ability to achieve high growth rates during times of economic expansion.

Investing in originated assets made to large private U.S. borrowers may result in us underperforming in other segments of the market, particularly during times of economic expansion, because large private U.S. borrowers may be less responsive to competitive challenges and opportunities in the financial markets. As a result, our value may not rise at the same rate, if at all, as other funds that invest in smaller market capitalization companies that are more capable of responding to economic and industrial changes.

Investing in private companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

These risks include that:

- these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

- these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

- these companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

- these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, Trustees and members of the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

- these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.

We invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, limited public information generally exists about private companies. Fifth, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Adviser typically assesses an investment in a portfolio company based on the Adviser's estimate of the portfolio company's earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Adviser to make different investment decisions than it may have made with more complete information. These private companies and their financial information are not subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities.

We may invest a portion of our portfolio in publicly-traded assets. For example, it is not expected that we will be able to negotiate additional financial covenants or other contractual rights, which we might otherwise be able to obtain in making privately negotiated investments. In addition, by investing in publicly-traded securities or assets, we will be subject to U.S. federal and state securities laws, as well as non-U.S. securities laws, that may, among other things, restrict or prohibit our ability to make or sell an investment. Moreover, we may not have the same access to information in connection with investments in public securities, either when investigating a potential investment or after making an investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments and to sell existing investments in public securities because the Firm may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies. The inability to sell public securities in these circumstances could materially adversely affect our investment results. In addition, an investment may be sold by us to a public company where the consideration received is a combination of cash and stock of the public company, which may, depending on the securities laws of the relevant jurisdiction, be subject to lock-up periods.

A lack of liquidity in certain of our investments may adversely affect our business.

We generally invest in companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase shares. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Our investments may include original issue discount and payment-in-kind instruments.

To the extent that we invest in original issue discount or payment-in-kind (**"PIK"**) instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

- the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

- original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

- an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our gross assets and, as such, increases the Adviser's future base management fees which, thus, increases the Adviser's future income incentive fees at a compounding rate;

- market prices of PIK instruments and other zero-coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero-coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

- the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

- even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

- for accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

- the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and

- original issue discount may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.

We may enter into a TRS agreement that exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

A total return swap (**"TRS"**) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company complied with the applicable requirements of Rule 18f-4, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company's overall leverage limitation.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.

We may enter into repurchase agreements or reverse repurchase agreements.

Subject to our investment objectives and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by us of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that we will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). We do not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, we could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which we seek to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, we generally will seek to liquidate such collateral. However, the exercise of our right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, we could suffer a loss.

Subject to our investment objectives and policies, we invest in repurchase agreements as a seller, also known as a "reverse repurchase agreement." Our use of reverse repurchase agreements involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements are generally invested in additional portfolio investments. There is a risk that the market value of the securities acquired from the proceeds received in connection with a reverse repurchase agreement may decline below the price of the securities underlying the reverse repurchase agreement that we have sold but remain obligated to repurchase. Reverse repurchase agreements also involve the risk that the counterparty liquidates the securities we delivered to it under the reverse repurchase agreements following the occurrence of an event of default under the applicable repurchase agreement by us. In addition, there is a risk that the market value of the securities we retain may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Furthermore, our counterparty may require us to provide additional margin in the form of cash, securities or other forms of collateral under the terms of the derivative contract. Also, in entering into reverse repurchase agreements, we bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, the interest costs associated with reverse repurchase agreements transactions, may adversely affect our results of operations and financial condition, and, in some cases, we may be worse off than if we had not used such instruments.

We may enter into securities lending agreements.

We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, is at or above 150% immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (e.g., negotiable certificates of deposit, bankers' acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. If the Company enters into a securities lending arrangement, the Adviser, as part of its responsibilities under the Investment Advisory Agreement, will invest the Company's cash collateral in accordance with the Company's investment objectives and strategies. The Company will pay the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Company, as the lender, an amount equal to any dividends or interest received on the securities lent.

The Company may invest the cash collateral received only in accordance with its investment objectives, subject to the Company's agreement with the borrower of the securities. In the case of cash collateral, the Company expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Company.

Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Company, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Company if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Company may also call such loans in order to sell the securities involved. When engaged in securities lending, the Company's performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Company in permissible investments.

We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer's failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer's defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer's defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer's defaulted debt securities from the seller of protection.

Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.

A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage.

Certain categories of credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house's obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Company. Counterparty risk with respect to certain exchange-traded and over-the-counter derivatives are considered as part of the value at risk provisions of Rule 18f-4. See *"Risk Factors—Risks Related to Debt Financing."*

We may acquire various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Technological or other innovations and industry disruptions may negatively impact us.

Recent trends in the market generally have been toward disrupting the industry with technological or other innovations, and multiple young companies have been successful in capitalizing on this trend toward disruption. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect the Company and/or its portfolio companies or alter the market practices that help frame its strategy. Any of these new approaches could damage the Company's investments, significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments. Moreover, given the pace of innovation in recent years, the impact on a particular investment may not have been foreseeable at the time we made the investment. Furthermore, we could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.

We may invest through various joint ventures.

From time to time, we may hold a portion of its investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors (collectively, "**joint ventures**"). Joint venture investments involve various risks, including the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Company, the risk that a joint venture partner may be in a position to take action contrary to the Company's objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans, because of risks arising under state law. In addition, we may, in certain cases, be liable for actions of our joint venture partners. The joint ventures in which we participate may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Company, which may reduce our return on equity. Additionally, our joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on us by the 1940 Act.

We are subject to risks associated with investing alongside other third parties.

We may invest in joint ventures alongside third parties through joint ventures, partnerships or other entities in the future. Such investments may involve risks not present in investments where a third party is not involved, including the possibility that such third party may at any time have economic or business interests or goals which are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may in certain circumstances be liable for actions of such third party.

More specifically, joint ventures involve a third party that has approval rights over activity of the joint venture. The third party may take actions that are inconsistent with our interests. For example, the third party may decline to approve an investment for the joint venture that we otherwise want the joint venture to make. A joint venture may also use investment leverage which magnifies the potential for gain or loss on amounts invested. Generally, the amount of borrowing by the joint venture is not included when calculating our total borrowing and related leverage ratios and is not subject to asset coverage requirements imposed by the 1940 Act. If the activities of the joint venture were required to be consolidated with our activities because of a change in GAAP rules or SEC staff interpretations, it is likely that we would have to reorganize any such joint venture.

We may syndicate co-investment opportunities, which may be costly.

From time to time, we may make an investment with the expectation of offering a portion of its interests therein as a co-investment opportunity to third-party investors. There can be no assurance that we will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Company or that expenses incurred by us with respect to any such syndication will not be substantial. In the event that we are not successful in syndicating any such co-investment, in whole or in part, we may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make the Company more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Company that is not syndicated to co-investors as originally anticipated could significantly reduce our overall investment returns.

We may use a wide range of investment techniques that could expose us to a diverse range of risks.

The Adviser may employ investment techniques or invest in instruments that it believes will help achieve our investment objectives, whether or not such investment techniques or instruments are specifically defined herein, so long as such investments are consistent with our investment strategies and objectives and subject to applicable law. Such investment techniques or instruments may not be thoroughly tested in the market before being employed and may have operational or theoretical shortcomings which could result in unsuccessful investments and, ultimately, losses to us. In addition, any such investment technique or instrument may be more speculative than other investment techniques or instruments specifically described herein and may involve material and unanticipated risks. There can be no assurance that the Adviser will be successful in implementing any such investment technique. Furthermore, the diversification and type of investments may differ substantially from our prior investments.

C.   Risks Related to the Adviser and Its Affiliates

The Adviser and its affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the average value of our gross assets at the end of the two most recently completed calendar quarters. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. In addition, because the base management fee is based on the average value of our gross assets at the end of the two most recently completed calendar quarters, which includes any borrowings for investment purposes, the Adviser may be incentivized to recommend the use of leverage or the issuance of additional equity to make additional investments and increase the average value of our gross assets at the end of the two most recently completed calendar quarters. Under certain circumstances, the use of leverage may increase the likelihood of default, which could disfavor our shareholders. Our compensation arrangements could therefore result in our making riskier or more speculative investments, or relying more on leverage to make investments, than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. See *"— Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us."*

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

The incentive fee based on income takes into account our past performance.

The Incentive Fee based on income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted, from the calendar quarter then ending and the Trailing Twelve Quarters. The effect of calculating the incentive fee using reference to the Trailing Twelve Quarters is that, in certain circumstances, an incentive fee based on income is payable to the Adviser although our net income for such quarter did not exceed the hurdle rate or the incentive fee will be higher than it would have been if calculated based on our performance for the applicable quarter without taking into account the Trailing Twelve Quarters. For example, if we experience a net loss for any particular quarter, an incentive fee may still be paid to the Adviser if such net loss is less than the net loss for the most recent quarter that preceded the Trailing Twelve Quarters. In such circumstances, the Adviser would be entitled to an incentive fee whereas it would not have been entitled to an incentive fee if calculated solely on the basis of our performance for the applicable quarter.

There may be conflicts of interest related to obligations that the Adviser's senior management and Investment Team have to Other Clients.

The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to Other Clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we will rely on the Adviser to manage our day-to-day activities and to implement our investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. The Adviser and its officers and employees will devote only as much of its or their time to our business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on the Adviser to assist with identifying investment opportunities and making investment recommendations to the Adviser. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Adviser and its affiliates in a manner that the Adviser deems necessary and appropriate consistent with its fiduciary duties and the 1940 Act. See *"— Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us."*

The time and resources that individuals employed by the Adviser devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Adviser are not prohibited from raising money for or managing other entities that make the same types of investments that we target.

The Adviser and individuals employed by the Adviser are generally not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may participate in certain transactions originated by the Adviser or its affiliates under our exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board) the Adviser may not have the opportunity to cause us to participate. Affiliates of the Adviser, whose primary business includes the origination of investments or investing in non-originated assets, engage in investment advisory business with accounts that compete with us. See *"— Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us."*

Our shares may be purchased by the Adviser or its affiliates.

Affiliates of the Adviser have purchased and in the future expect to purchase our shares. The Adviser and its affiliates will not acquire any shares with the intention to resell or re-distribute such shares. The purchase of shares by the Adviser and its affiliates could create certain risks, including, but not limited to, the following:

- the Adviser and its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and

- substantial purchases of shares by the Adviser and its affiliates may limit the Adviser's ability to fulfill any financial obligations that it may have to us or incurred on our behalf.

The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the officers and employees of the Adviser or its affiliates. The loss of services of one or more members of the Adviser's management team, including members of the Investment Committee, could adversely affect our financial condition, business and results of operations. The Adviser does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Adviser. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

We depend on the Adviser to select our investments and otherwise conduct our business, and any material adverse change in its financial condition or our relationship with the Adviser could have a material adverse effect on our business and ability to achieve our investment objectives.

Our success is dependent upon our relationship with, and the performance of, the Adviser in the acquisition and management of our portfolio investments, and our corporate operations, as well as the persons and firms the Adviser retains to provide services on our behalf. The Adviser may suffer or become distracted by adverse financial or operational problems in connection with Blackstone's business and activities unrelated to us and over which we have no control. Should the Adviser fail to allocate sufficient resources to perform its responsibilities to us for any reason, we may be unable to achieve our investment objectives or to pay distributions to our shareholders.

The compensation we pay to the Adviser will be determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm's-length negotiations.

The Investment Advisory Agreement will not be entered into on an arm's-length basis with an unaffiliated third party. As a result, the form and amount of compensation we pay the Adviser may be less favorable to us than they might have been had an investment advisory agreement been entered into through arm's-length transactions with an unaffiliated third party.

The Adviser's influence on conducting our operations gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our shareholders.

The Adviser is paid a base management fee calculated as a percentage of our gross assets and unrelated to net income or any other performance base or measure. The Adviser may advise us to consummate transactions or conduct our operations in a manner that, in the Adviser's reasonable discretion, is in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to the Adviser. The Adviser's ability to influence the base management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

There may be trademark risk, as we do not own the Blackstone name.

We do not own the Blackstone name, but we are permitted to use it as part of our corporate name pursuant to the Investment Advisory Agreement. Use of the name by other parties or the termination of the Investment Advisory Agreement may harm our business.

We may be subject to additional potential conflicts of interests as a consequence of Blackstone's status as a public company.

As a consequence of Blackstone's status as a public company, our officers and trustees, and the employees of the Adviser may take into account certain considerations and other factors in connection with the management of the business and affairs of us and our affiliates that would not necessarily be taken into account if Blackstone were not a public company.

D.   Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act described as "qualifying" assets (**"Qualifying Assets"**), unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end management investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of meeting the annual distribution requirement to avoid paying U.S. federal corporate income tax, as a RIC, we may need to periodically access the capital markets to raise cash in order to fund new investments. We may issue "senior securities," as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately-owned competitors, which may lead to greater shareholder dilution.

For U.S. federal income tax purposes, we are required to recognize taxable income (which may include deferred interest that is accrued as original issue discount) in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income in order to avoid corporate income tax as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to eliminate any corporate income tax as a RIC under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not meet the distribution requirements prescribed by the Code for a RIC and as such may become subject to corporate income tax.

We borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could result in a corporate income tax to the Company. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current NAV of our shares if our Board, including our independent trustees, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of our Board and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board. However, we may under certain circumstances purchase any such affiliate's loans or securities in the secondary market, which could create a conflict for the Adviser between our interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions (including certain co-investments) with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, trustees, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Adviser, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We have obtained exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board) the Adviser may not have the opportunity to cause us to participate.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a "diversified" investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market's assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code.

E.   Risks Related to Debt Financing

When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. When we use leverage to partially finance our investments, through borrowing from banks and other lenders, shareholders will experience increased risks of investing in our shares. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser.

We use and intend to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser's and our Board's assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to shareholders may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board of Trustees, a majority of whom are independent Trustees with no material interests in such transactions.

The Company may also enter into reverse repurchase agreements. Transactions under such agreements constitute leverage. When the Company enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Company's assets. As a result, the use of such leverage transactions may increase fluctuations in the market value of the Company's assets compared to what would occur without the use of such transactions. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. If the Company reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, transacting under such agreement will lower the Company's yield.

Although leverage has the potential to enhance overall returns that exceed the Company's cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Company's cost of funds. In addition, borrowings and reverse repurchase agreements or similar arrangements in which the Company may engage may be secured by the shareholders' investments as well as by the Company's assets and the documentation relating to such transactions may provide that during the continuance of a default under such arrangement, the interests of the holders of Common Shares may be subordinated to the interests of the Company's lenders or debt-holders.

Our credit facilities and unsecured notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a regulated investment company under the 1940 Act. A failure to renew our facilities or to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition, results of operations and/or liquidity.

See *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources"* for more information regarding our borrowings.

We may default under our credit facilities.

In the event we default under our credit facilities or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our current or future credit ratings may not reflect all risks of an investment in our debt securities.

Any current or future credit ratings of us are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our current or future credit ratings will generally affect the market value of our debt securities. Our current or future credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

The trading market or market value of our issued debt securities may fluctuate.

Our issued debt securities may or may not have an established trading market. We cannot assure our noteholders that a trading market for our issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our issued debt securities. These factors include, but are not limited to, the following:

- the time remaining to the maturity of these debt securities;

- the outstanding principal amount of debt securities with terms identical to these debt securities;

- the ratings assigned by national statistical ratings agencies;

- the general economic environment;

- the supply of debt securities trading in the secondary market, if any;

- the redemption or repayment features, if any, of these debt securities;

- the level, direction and volatility of market interest rates generally; and

- market rates of interest higher or lower than rates borne by the debt securities.

Our noteholders should also be aware that there may be a limited number of buyers when they decide to sell their debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Terms relating to redemption may materially adversely affect our noteholders return on any debt securities that we may issue.

If our noteholders' debt securities are redeemable at our option, we may choose to redeem their debt securities at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In addition, if our noteholders' debt securities are subject to mandatory redemption, we may be required to redeem their debt securities also at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In this circumstance, our noteholders may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as their debt securities being redeemed.

If we issue preferred shares or convertible debt securities, the net asset value of our common shares may become more volatile.

We cannot assure you that the issuance of preferred shares and/or convertible debt securities would result in a higher yield or return to the holders of our common shares. The issuance of preferred shares or convertible debt would likely cause the NAV of our common shares to become more volatile. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our common shares would be reduced. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common shares than if we had not issued the preferred shares or convertible debt securities. Any decline in the NAV of our investment would be borne entirely by the holders of our common shares. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in NAV to the holders of our common shares than if we were not leveraged through the issuance of preferred shares or debt securities. This decline in NAV would also tend to cause a greater decline in the market price, if any, for our common shares.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred shares or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred shares or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred shares or convertible debt. In addition, we would pay (and the holders of our common shares would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, debt securities, convertible debt, or any combination of these securities. Holders of preferred shares or convertible debt may have different interests than holders of common shares and may at times have disproportionate influence over our affairs.

Holders of any preferred shares that we may issue will have the right to elect certain members of our Board and have class voting rights on certain matters.

The 1940 Act requires that holders of preferred shares must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if dividends on such preferred shares are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common shares and preferred shares, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our tax treatment as a RIC for U.S. federal income tax purposes.

Provisions in a credit facility may limit our investment discretion.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Company, distributions to shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

The following table illustrates the effect of leverage on returns from an investment in our shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)				
	-10%	**-5%**	**0%**	**5%**	**10%**
Corresponding return to common stockholder [1]	-25.52%	-15.28%	-5.03%	5.21%	15.45%

(1) Based on (i) $10.1 billion in total assets as of December 31, 2023, (ii) $4.9 billion in outstanding indebtedness, at par, as of December 31, 2023, (iii) $5.0 billion in net assets as of December 31, 2023 and (iv) an annualized average interest rate, including fees (such as fees on undrawn amounts and amortization of financing costs), on our indebtedness, as of December 31, 2023, of 5.05%.

Based on an outstanding indebtedness, at par, of $4.9 billion as of December 31, 2023 and the weighted average effective annual interest rate, including fees (such as fees on undrawn amounts and amortization of financing costs), of 5.05% as of that date, our investment portfolio at fair value would have had to produce an annual return of approximately 2.46% to cover annual interest payments on the outstanding debt. For more information on our indebtedness, see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources."*

Changes in interest rates may affect our cost of capital and net investment income.

Since we use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

Compliance with SEC Rule 18f-4 governing derivatives and use of leverage may limit our investment discretion.

Among other things, Rule 18f-4 under the 1940 Act, eliminates the asset segregation framework arising from prior SEC guidance for covering positions in derivatives and certain financial instruments. Rule 18f-4 also limits a fund's derivatives exposure through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. Subject to certain conditions, limited derivatives users (as defined in Rule 18f-4), such as the Company, however, would not be subject to the full requirements of Rule 18f-4. Under Rule 18f-4, a fund may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the fund has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. The Company has adopted policies and procedures to comply with the requirements of the rule. Compliance with Rule 18f-4 may limit our ability to use derivatives and/or enter into certain other financial contracts.

We may form CLOs in the future, which may subject us to certain structured financing risks.

To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. Depending on how these CLOs are structured, an interest in any such CLO held by us may be considered a "non-qualifying" portfolio investment for purposes of the 1940 Act.

For the CLOs we may in the future create we will depend in part on distributions from the CLO's assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO's debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrowers, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The manager for a CLO that we create may be the Company, the Adviser or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Adviser or an affiliate other than the Company serves as manager and the Company is obligated to compensate the Adviser or the affiliate for such services, we, the Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Adviser or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Company (and indirectly its shareholders) or any affiliate.

F.   Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements.

To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and quarterly asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero-coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Furthermore, we have elected to amortize market discount and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation.

Because any original issue discount, market discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to eliminate any corporate income tax as a RIC under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus we may become subject to corporate-level income tax.

Some of our investments may be subject to corporate-level income tax.

We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

Our portfolio investments may present special tax issues.

The Company expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Company. U.S. federal income tax rules are not entirely clear about issues such as when the Company may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Company, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Legislative or regulatory tax changes could adversely affect investors.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

G. Risks Related to an Investment in the Common Shares

We cannot assure you that the market price of common shares will not decline below the IPO price or below our NAV. The market price of common shares may be volatile and may fluctuate substantially.

We currently list our common shares on the NYSE under the symbol "BXSL." We cannot assure you that the trading market can be sustained. In addition, we cannot predict the prices at which our common shares will trade. Shares of closed-end management investment companies, including BDCs, frequently trade at a discount from their NAV and our shares may also be discounted in the market. This characteristic of closed-end management investment companies is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our common shares will trade at, above or below NAV. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell common shares purchased in the offering soon after the offering. In addition, if our common shares trades below its NAV, we will generally not be able to sell additional common shares to the public at its market price without first obtaining the approval of a majority of our shareholders (including a majority of our unaffiliated shareholders) and our independent directors for such issuance.

The market price and liquidity of the market for our common shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of BDCs or other companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

- loss of RIC or BDC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- changes in accounting guidelines governing valuation of our investments;

- any shortfall in revenue or net income or any increase in losses from levels expected by shareholders or securities analysts;

- departure of either of the Adviser or certain of its respective key personnel;

- operating performance of companies comparable to us;

- general economic trends and other external factors; and

- loss of a major funding source.

A shareholder's interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our shareholders do not have preemptive rights to purchase any shares we issue in the future. Our charter authorizes us to issue an unlimited number of shares. Our Board may elect to sell additional shares in the future or issue equity interests in private offerings. To the extent we issue additional equity interests at or below NAV, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common shares at a price below NAV per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common shares, or warrants, options, or rights to acquire our common shares, at a price below the current NAV of our common shares if our Board and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common shares or senior securities convertible into, or exchangeable for, our common shares, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

We may have difficulty paying distributions and the tax character of any distributions is uncertain.

We generally intend to distribute substantially all of our available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. We cannot assure shareholders that we will achieve investment results that will allow us to make a specified level of cash distributions (particularly during the early stages of our operations) or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this annual report. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.

Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder's tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of the sale of our shares or from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders' capital and will lower such shareholders' tax basis in our shares, which may result in increased tax liability to shareholders when they sell such shares.

Distributions on our common shares may exceed our taxable earnings and profits. Therefore, portions of the distributions that we pay may represent a return of capital to you. A return of capital is a return of a portion of your original investment in common shares. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.

We may pay our distributions from offering proceeds in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value.

Shareholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in common shares if the investor opts in to the plan. As a result, shareholders that do not elect to participate in our dividend reinvestment plan may experience dilution over time.

Shareholders may experience dilution in the net asset value of their shares if they do not participate in our dividend reinvestment plan and if our shares are trading at a discount to net asset value.

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in common shares if the investor opts in to the plan. As a result, shareholders that do not elect to participate in our dividend reinvestment plan may experience accretion to the NAV of their shares if our shares are trading at a premium to NAV and dilution if our shares are trading at a discount to NAV. The level of accretion or discount would depend on various factors, including the proportion of our shareholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to shareholders.

No shareholder approval is required for certain mergers.

Our Board may undertake to approve mergers between us and certain other funds or vehicles. Subject to the requirements of the 1940 Act and NYSE rules, such mergers will not require shareholder approval so shareholders will not be given an opportunity to vote on these matters unless such mergers are reasonably anticipated to result in a material dilution of the NAV per share of the Company. These mergers may involve funds managed by affiliates of Blackstone Credit & Insurance. The Board may also convert the form and/or jurisdiction of organization, including to take advantage of laws that are more favorable to maintaining board control in the face of dissident shareholders.

Investing in our shares involves a high degree of risk.

The investments we make in accordance with our investment objectives may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The NAV of our shares may fluctuate significantly.

The NAV and liquidity, if any, of the market for our shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of BDCs or other companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

- loss of RIC or BDC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- changes in accounting guidelines governing valuation of our investments;

- any shortfall in revenue or net income or any increase in losses from levels expected by shareholders or securities analysts;

- departure of either of the Adviser or certain of its respective key personnel;

- operating performance of companies comparable to us;

- general economic trends and other external factors; and

- loss of a major funding source.

Sales of substantial amounts of our common shares in the public market may have an adverse effect on the market price of our common shares.

Sales of substantial amounts of our common shares, or the availability of such common shares for sale, could adversely affect the prevailing market prices for our common shares. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Various potential and actual conflicts of interest will arise, and there are conflicts that may not be identified or resolved in a manner favorable to us.

The Adviser, Blackstone Credit & Insurance, Blackstone and their respective affiliates will be subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide to us. These conflicts will arise primarily from the involvement of Blackstone Credit & Insurance, Blackstone and their respective affiliates (the **"Firm"**), in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Company.

For purposes of this discussion and ease of reference, the following terms shall have the meanings as set forth below:

"Other Blackstone Credit & Insurance Clients" means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Other Blackstone Credit & Insurance Clients own interests) that Blackstone Credit & Insurance may establish, advise or sub-advise from time to time and to which Blackstone Credit & Insurance provides investment management or sub-advisory services (other than the Company and any such funds and accounts in which the Company has an interest), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone Credit & Insurance to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided, that for the avoidance of doubt, **"Other Blackstone Credit & Insurance Clients"** shall not include Blackstone Credit & Insurance in its role as principal of any account, including any such accounts for which Blackstone Credit & Insurance or an affiliate thereof acts as an advisor.

"Blackstone Clients" means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Blackstone Clients own interests) that Blackstone may establish, advise or sub-advise from time to time and to which Blackstone provides investment management or sub-advisory services (other than the Company, any such funds and accounts in which the Company has an interest and Other Blackstone Credit & Insurance Clients), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided that, for the avoidance of doubt, **"Blackstone Clients"** shall not include Blackstone in its role as principal of any account, including any accounts for which Blackstone or an affiliate thereof acts as an advisor.

"Other Clients" means, collectively, Other Blackstone Credit & Insurance Clients and Blackstone Clients.

Performance Based Compensation and Management Fees. The existence of the incentive fees payable to Blackstone Credit & Insurance may create a greater incentive for Blackstone Credit & Insurance to make more speculative investments on behalf of the Company, or to time the purchase or sale of investments in a manner motivated by the personal interests of Blackstone Credit & Insurance and/or Blackstone personnel. However, the fact that the hurdle rate for the incentive fee based on income is calculated on an aggregate basis each quarter and that realized and unrealized losses are netted against realized gains for the incentive fee based on capital gains should reduce the incentives for the Adviser to make more speculative investments or otherwise time the purchase or sale of investments. Our Board of Trustees will seek to monitor these conflicts but there can be no assurances that such monitoring will fully mitigate any such conflicts.

In addition, the manner in which the Adviser's entitlement to incentive fees is determined may result in a conflict between its interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Adviser may want to dispose of lower yielding investments in favor of higher yielding ones. With respect to the Adviser's entitlement to incentive fees on capital gains, the Adviser may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.

The Firm's Policies and Procedures. The Firm has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Specified policies and procedures implemented by the Firm to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions are expected to reduce the synergies across the Firm's various businesses that the Company expects to draw on for purposes of pursuing attractive investment opportunities. Because the Firm has many different asset management and advisory businesses, including private equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Company and the other business units at the Firm, the Firm has implemented certain policies and procedures (e.g., information wall policy) regarding the sharing of information that could reduce the positive synergies that the Company expects to utilize for purposes of identifying and managing attractive investments. For example, the Firm will from time to time come into possession of material non-public information with respect to companies, including companies in which the Company has investments or might be considering making an investment or companies that are clients of the Firm. As a consequence, that information, which could be of benefit to the Company, might become restricted to those other respective businesses and otherwise be unavailable to the Company. It is also possible that the Company could be restricted from trading despite the fact that the Company did not receive such information. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Company to effectively achieve its investment objective by unduly limiting the investment flexibility of the Company and/or the flow of otherwise appropriate information between Blackstone Credit & Insurance and other business units at the Firm. Personnel of the Firm could be unable, for example, to assist with the activities of the Company as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of the Firm to share information internally.

In addition, to the extent that the Firm is in possession of material non-public information or is otherwise restricted from trading in certain securities, the Company and the Adviser could also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Other Client has or has considered making an investment or which is otherwise a client of the Firm will from time to time restrict or otherwise limit the ability of the Company and/or its portfolio companies and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. The Firm could enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for the Company, could require the Company to share such opportunities or otherwise limit the amount of an opportunity the Company can otherwise take.

Allocation of Personnel. The Adviser and its members, officers and employees will devote as much of their time to the activities of the Company as they deem necessary to conduct its business affairs in an appropriate manner. By the terms of the Investment Advisory Agreement, the Firm is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities have the potential to be in competition with the Company and/or to involve substantial time and resources of the Adviser. Firm personnel, including members of the investment committee, will work on other projects, serve on other committees (including boards of directors) and source potential investments for and otherwise assist the investment programs of Other Clients and their portfolio companies, including other investment programs to be developed in the future. Certain members of Blackstone Credit & Insurance's investment team are also members of Other Clients' investment teams and will continue to serve in those roles (which could be their primary responsibility) and as a result, not all of their business time will be devoted to Blackstone or the Company. Certain non-investment professionals are not dedicated solely to the Company and are permitted to perform work for Other Clients which is expected to detract from the time such persons devote to the Company. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and its officers and employees will not be devoted exclusively to the business of the Company, but will be allocated between the business of the Company and the management of the monies of such other advisees of the Adviser. Time spent on these other initiatives diverts attention from the activities of the Company, which could negatively impact the Company and shareholders. Furthermore, Blackstone Credit & Insurance and Blackstone Credit & Insurance personnel derive financial benefit from these other activities, including fees and performance-based compensation. Firm personnel outside of Blackstone Credit & Insurance can share in the fees and performance-based compensation from the Company; similarly, Blackstone Credit & Insurance personnel can share in the fees and performance-based compensation generated by Other Clients. These and other factors create conflicts of interest in the allocation of time by Firm personnel. Blackstone Credit & Insurance's determination of the amount of time necessary to conduct the Company's activities will be conclusive, and shareholders rely on Blackstone Credit & Insurance's judgment in this regard.

Outside Activities of Principals and Other Personnel and their Related Parties. Certain of the principals and employees of the Adviser will, in certain circumstances, be subject to a variety of conflicts of interest relating to their responsibilities to the Company, Other Clients and their respective portfolio companies, and their outside personal or business activities, including as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of the Company, including if such other entities compete with the Company for investment opportunities or other resources. The other managed accounts and/or investment funds in which such individuals may become involved may have investment objectives that overlap with the Company. Furthermore, certain principals and employees of the Adviser are likely to have a greater financial interest in the performance of such other funds or accounts than the performance of the Company. Such involvement is expected to create conflicts of interest in making investments on behalf of the Company and such other funds and accounts. Although such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to the Company, there can be no assurance they will be resolved favorably for the Company. Also, Blackstone personnel, Firm employees, including employees of the Adviser, are generally permitted to invest in alternative investment funds, private equity funds, credit funds, real estate funds, hedge funds and other investment vehicles, as well as engage in other personal trading activities relating to companies, assets, securities or instruments (subject to the Firm's Code of Ethics requirements), some of which will involve conflicts of interests. Such personal securities transactions will, in certain circumstances, relate to securities or instruments which can be expected to also be held or acquired by Other Clients, the Company, or otherwise relate to portfolio companies in which the Company has or acquires a different principal investment (including, for example, with respect to seniority), which is expected to give rise to conflicts of interest related to misaligned interests between the Company and such persons. There could be situations in which such alternative investment funds invest in the same portfolio companies as the Company and there could be situations in which such alternative investment funds purchase securities from, or sell securities to, the Company if permitted under the 1940 Act and other applicable law. There can be no assurance that conflicts of interest arising out of such activities will be resolved in favor of the Company. Shareholders will not receive any benefit from any such investments, and the financial incentives of Firm personnel in such other investments could be greater than their financial incentives in relation to the Company and are not expected to receive notice should the Company make investments in which such persons hold direct or indirect interests.

Additionally, certain employees and other professionals of the Firm have family members or relatives employed by such advisers and service providers (or their affiliates) or otherwise actively involved in industries and sectors in which the Company invests, and/or have business, financial, personal or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors, personnel or owners of companies or assets that are actual or potential investments of the Company or other counterparties of the Company and its portfolio companies and/or assets. Moreover, in certain instances, the Company or its portfolio companies can be expected to issue loans to or acquire securities from, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships have the potential to influence Blackstone, the Adviser and/or Blackstone Credit & Insurance in deciding whether to select, recommend or create such service providers to perform services for the Company or portfolio companies (the cost of which will generally be borne directly or indirectly by the Company or such portfolio companies, as applicable). Notwithstanding the foregoing, investment transactions relating to the Company that require the use of a service provider will generally be allocated to service providers on the basis of best execution, the evaluation of which includes, among other considerations, such service provider's provision of certain investment-related services and research that the Adviser believes to be of benefit to the Company. To the extent that the Firm determines appropriate, conflict mitigation strategies can be expected to be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Firm. The shareholders rely on the Firm to manage these conflicts in its sole discretion.

Secondments and Internships. Certain personnel of Blackstone and its affiliates, including consultants, will, in certain circumstances, be seconded to one or more portfolio companies, vendors and service providers and vendors or shareholders or other investors of the Company and Other Clients to provide finance, accounting, operational support, data management and other similar services, including the sourcing of investments for the Company or other parties. The salaries, benefits, overhead and other similar expenses for such personnel during the secondment could be borne by Blackstone and its affiliates or the organization for which the personnel are working or both. In addition, personnel of portfolio companies, vendors, service providers (including law firms and accounting firms) and shareholders or other investors of the Company and Other Clients will, in certain circumstances, be seconded to, serve internships at or otherwise provide consulting services to, Blackstone, the Company, Other Clients and portfolio companies of the Company and Other Clients. While often the Company, Other Clients and their respective portfolio companies are the beneficiaries of these types of arrangements, Blackstone is from time to time a beneficiary of these arrangements as well, including in circumstances where the vendor, personnel or service provider or otherwise also provides services to the Company, Other Clients, their respective portfolio companies or Blackstone in the ordinary course. Blackstone, the Company, Other Clients or their portfolio companies could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. If a portfolio company pays the cost it will be borne directly or indirectly by the Company. To the extent such fees, compensation or other expenses are borne by the Company, including indirectly through its portfolio companies or reimbursement of Blackstone for such costs, the management fee will not be reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto. The personnel described above may provide services in respect of multiple matters, including in respect of matters related to Blackstone, the Company, Other Clients, portfolio companies, each of their respective affiliates and related parties, and any costs of such personnel may be allocated accordingly, Blackstone will endeavor in good faith to allocate the costs of these arrangements, if any, to Blackstone, the Company, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology Blackstone deems appropriate in a particular circumstance.

Other Benefits. Blackstone Credit & Insurance and its personnel and related parties will receive intangible and other benefits, discounts and perquisites arising or resulting from their activities on behalf of the Company, the value of which will not reduce the management fees or incentive fees or otherwise be shared with the Company or its portfolio companies. For example, airline travel or hotel stays incurred as Fund expenses, as set forth in the Investment Advisory Agreement and Administration Agreement (**"Fund Expenses"**), often result in "miles" or "points" or credit in loyalty or status programs, and certain purchases made by credit card will result in "credit card points, "cash back" or rebates in addition to such loyalty or status program miles or points. Such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to the benefit of Blackstone Credit & Insurance, its affiliates or their personnel (and not the Company and/or portfolio companies) even though the cost of the underlying service is borne by the Company and/or portfolio companies. (See also *"Service Providers, Vendors and Other Counterparties Generally"* and *"Portfolio Company Relationships Generally"* herein.) Similarly, Blackstone Credit & Insurance, its affiliates and their personnel and related parties, and third parties designated by the foregoing, also receive discounts on products and services provided by portfolio companies and customers or suppliers of such portfolio companies. Such other benefits or fees have the potential to give rise to conflicts of interest in connection with the Company's investment activities, and while the Adviser and Blackstone Credit & Insurance will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Company. See also *"Service Providers, Vendors and Other Counterparties Generally"* and *"Portfolio Company Relationships Generally"* below.

Senior Advisors, Industry Experts and Operating Partners. Blackstone Credit & Insurance is expected to engage and retain strategic advisors, consultants, senior advisors, executive advisors, industry experts, operating partners, deal sourcers, consultants and other similar professionals (which is expected to include current and former executives or other personnel of Blackstone and/or Blackstone Credit & Insurance, as well as current and former executives or other personnel of Blackstone's and/or Blackstone Credit & Insurance's portfolio companies) (**"Senior and Other Advisors"**) who are not employees or affiliates of Blackstone Credit & Insurance and who will, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from Blackstone Credit & Insurance or the Company). In particular, in some cases, consultants, including those with a "Senior Advisor" title, have been and will be engaged with the responsibility to source, diligence and recommend transactions to Blackstone Credit & Insurance or to undertake a build-up strategy to originate, acquire and develop assets and businesses in a particular sector or involving a particular strategy, potentially on a full-time and/or exclusive basis and notwithstanding any overlap with the responsibilities of Blackstone Credit & Insurance under the Investment Advisory Agreement, the compensation to such consultants is expected to be borne fully by the Company and/or portfolio companies (with no reduction or offset to management fee payable by the Company) and not Blackstone Credit & Insurance. Similarly, the Company, Other Clients and their portfolio companies are expected to retain and pay compensation to Senior and Other Advisors to provide services.

Any amounts paid by the Company or a portfolio company to Senior and Other Advisors in connection with the above services, including cash fees, profits, or equity interests in a portfolio company, discretionary bonus awards, performance-based compensation (e.g., promote), sourcing fees, retainers and expense reimbursements, will be treated as Company Expenses or expenses of the portfolio company, as the case may be, and will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by Blackstone Credit & Insurance, be chargeable to Blackstone Credit & Insurance or be deemed paid to or received by Blackstone Credit & Insurance, and such amounts will not reduce the management fees or incentive fees payable. Amounts charged by Senior and Other Advisors will not necessarily be confirmed as being comparable to market rates for such services.

To the extent permitted by applicable law and/or any applicable SEC granted exemptive or no action relief, these Senior and Other Advisors often have the right or could be offered the ability to (i) co-invest alongside the Company, including in the specific investments in which they are involved (and for which they can be entitled to receive performance-related incentive fees, which will reduce the Company's returns), (ii) otherwise participate in equity plans for management of any such portfolio company, or (iii) invest directly in the Company or in a vehicle controlled by the Company subject to reduced or waived advisory fees and/or incentive fees, including after the termination of their engagement by or other status with the Firm. Such co-investment and/or participation (which generally will result in the Company being allocated a smaller share of the applicable investment) will not be considered as part of the Firm's side-by-side co-investment rights. Such co-investment and/or participation could vary by transaction (and such participation can, depending on its structure, reduce the Company's returns. Additionally, and notwithstanding the foregoing, these Senior and Other Advisors, as well as other Blackstone Clients could be (or could have the preferred right to be) investors in Blackstone Credit & Insurance's portfolio companies (which, in some cases, can involve agreements to pay performance fees, or allocate profits interests, to such persons in connection with the Company's investment therein, which will reduce the Company's returns) and/or Other Clients. Such Senior and Other Advisors, as well as other Blackstone Clients, could also, subject to applicable law, have rights to co-invest with the Company on a side-by-side basis, which rights are generally offered on a no-fee/no-carried interest basis and generally result in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side participation. Senior and Other Advisors' benefits described in this paragraph will, in certain circumstances, continue after termination of status as a Senior and Other Advisors.

The time, dedication and scope of work of, and the nature of the relationship with, each of the Senior and Other Advisors vary considerably. In certain cases, they could advise the Adviser and/or Blackstone Credit & Insurance on transactions, provide the Adviser and/or Blackstone with industry-specific insights and feedback on investment themes, assist in transaction due diligence, or make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles (and could be exclusive service providers to Blackstone Credit & Insurance) and serve as executives or directors on the boards of portfolio companies or contribute to the identification and origination of new investment opportunities. The Company expects to rely on these Senior and Other Advisors to recommend Blackstone as a preferred investment partner, identify investments, source opportunities, and otherwise carry out its investment program, but there is no assurance that these advisers will continue to be involved with the Company for any length of time. In certain instances, Blackstone Credit & Insurance can be expected to have formal or informal arrangements with these Senior and Other Advisors (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement, and, in any event, pursuant to negotiated arrangements that will not be confirmed as being comparable to the market rates for such services) by Blackstone, the Company, and/or portfolio companies or otherwise uncompensated or entitled to deferred compensation until occurrence of a future event, such as commencement of a formal engagement. In certain cases, they have certain attributes of Blackstone Credit & Insurance "employees" (e.g., they can be expected to have dedicated offices at Blackstone Credit & Insurance, receive administrative support from Blackstone Credit & Insurance personnel, participate in general meetings and events for Blackstone Credit & Insurance personnel, work on Blackstone Credit & Insurance matters as their primary or sole business activity, service Blackstone exclusively, have Blackstone-related e-mail addresses and/or business cards and participate in certain benefit arrangements typically reserved for Blackstone employees, etc.) even though they are not considered Blackstone Credit & Insurance employees, affiliates or personnel for purposes of the Investment Advisory Agreement between the Company and Blackstone Credit & Insurance. Under many of these arrangements, there can be no assurance that the amount of compensation paid in a particular period of time will be proportional to the amount of hours worked or the amount or tangible work product generated by the Senior and Other Advisors during such time. Some Senior and Other Advisors work only for the Company and its portfolio companies, while others may have other clients. In particular, in some cases, Senior and Other Advisors, including those with a "Senior Advisor" or "Operating Advisor" title, have been and will be engaged with the responsibility to source and recommend transactions to the Adviser potentially on a full-time and/or exclusive basis and, notwithstanding any overlap with the responsibilities of the Adviser under the Investment Advisory Agreement, the compensation to such Senior and Other Advisors will be borne fully portfolio companies (with no reduction to management fees) and not the Adviser. Senior and Other

Advisors could have conflicts of interest between their work for the Company and its portfolio companies, on the one hand, and themselves or other clients, on the other hand, and Blackstone Credit & Insurance is limited in its ability to monitor and mitigate these conflicts. Blackstone Credit & Insurance expects, where applicable, to allocate the costs of such Senior and Other Advisors to the Company and/or applicable portfolio companies, and to the extent any such costs are allocated to the Company, they would be treated as Company Expenses. Payments or allocations to Senior and Other Advisors will not be reduced by the management fee, and can be expected to increase the overall costs and expenses borne indirectly by investors in the Company. There can be no assurance that any of the Senior and Other Advisors, to the extent engaged, will continue to serve in such roles and/or continue their arrangements with Blackstone Credit & Insurance, the Company and/or any portfolio companies for the duration of the relevant investments or throughout the term of the Company. Additionally, from time to time, Senior and Other Advisors provide services on behalf of both the Company and Other Clients, and any work performed by Senior and Other Advisors retained on behalf of the Company could benefit the Other Clients (and alternatively, work performed by Senior and Other Advisors on behalf of Other Clients could benefit the Company), and Blackstone Credit & Insurance shall have no obligation to allocate any portion of the costs to be borne by the Company in respect of such Senior and Other Advisors to the Other Clients, except as described below.

As an example of the foregoing, in certain investments including involving a "platform company," the Company will, in certain circumstances, enter into an arrangement with one or more individuals (who could be former personnel of the Firm or current or former personnel of portfolio companies of the Company or Other Clients, generally will have experience or capability in sourcing or managing investments, and could form a management team) to undertake a new business line or a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy. The services provided by such individuals or relevant portfolio company, as the case may be, could include the following with respect to investments: origination or sourcing, due diligence, evaluation, negotiation, servicing, development, management (including turnaround) and disposition. The individuals or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Company or a portfolio company or asset of the Company (which, to the extent permitted by applicable law and/or any applicable SEC granted exemptive or no action relief, can take the form of a management fee and/or profits allocation (whether paid directly to such individuals or to an affiliate entity controlled by such individuals), or other long-term incentive plans. Compensation could also be based on assets under management, a waterfall similar to a carried interest, respectively, or another similar metric. The Company could initially bear the cost of overhead (including rent, utilities, benefits, salary or retainers for the individuals or their affiliates entities) and the sourcing, diligence and analysis of investments, as well as the compensation for the individuals and entity undertaking the build-up strategy. Such expenses could be borne directly by the Company as Company Expenses (or broken deal expenses, if applicable) or indirectly through expenditures by a portfolio company. None the fees, costs or expenses described above will reduce the management fee.

In addition, the Adviser will, in certain circumstances, engage third parties as Senior and Other Advisors (or in another similar capacity) in order to advise it with respect to existing investments, specific investment opportunities, and economic and industry trends. Such Senior and Other Advisors can receive reimbursement of reasonable related expenses by portfolio companies or the Company and could have the opportunity to invest in a portion of the equity and/or debt available to the Company for investment that would otherwise be taken by the Adviser and its affiliates. If such Senior and Other Advisors generate investment opportunities on the Company's behalf, such Senior and Other Advisors are permitted to receive special additional fees or allocations which have the potential to not be comparable to those received by a third party in an arm's length transaction and such additional fees or allocations would be borne fully by the Company and/or portfolio companies (with no reduction or offset to management fees) and not Blackstone Credit & Insurance.

__Minority Investments in Asset Management Firms__. Blackstone and Other Clients, including Blackstone Strategic Capital Holdings (**"BSCH"**) and its related parties, regularly make minority investments in alternative asset management firms that are not affiliated with Blackstone, the Company, Other Clients and their respective portfolio companies, and which from time to time engage in similar investment transactions, including with respect to purchase and sale of investments, with these asset management firms and their advised funds and portfolio companies. Typically, the Blackstone related party with an interest in the asset management firm would be entitled to receive a share of carried interest/performance based incentive compensation and net fee income or revenue share generated by the various products, vehicles, funds and accounts managed by that third party asset management firm that are included in the transaction or activities of the third party asset management firm, or a subset of such activities such as transactions with a Blackstone related party. In addition, while such minority investments are generally structured so that Blackstone does not "control" such third party asset management firms, Blackstone could nonetheless be afforded certain governance rights in relation to such investments (typically in the nature of "protective" rights, negative control rights or anti-dilution arrangements, as well as certain reporting and consultation rights) that afford Blackstone the ability to influence the firm. Although Blackstone and Other Clients, including BSCH, do not intend to control such third party asset management firms, there can be no assurance that all third parties will similarly conclude that such investments are non-control investments or that, due to the provisions of the governing documents of such third party asset management firms or the interpretation of applicable law or regulations, investments by Blackstone and Other Clients, including BSCH, will not be deemed to have control elements for certain contractual, regulatory or other purposes. While such third party asset managers will not be deemed affiliated with the Company within the meaning of the 1940 Act, Blackstone expects to, under certain circumstances, be in a position to influence the management and operations of such asset managers and the existence of its economic/revenue sharing interest therein can give rise to conflicts of interest. Participation rights in a third party asset management firm (or other similar business), negotiated governance arrangements and/or the interpretation of applicable law or regulations could expose the investments of the Company to claims by third parties in connection with such investments (as indirect owners of such asset management firms or similar businesses) that would have an adverse financial or reputational impact on the performance of the Company. The Company, its affiliates and their respective portfolio companies are expected to, from time to time engage in transactions with, and buy and sell investments from, any such third party asset managers and their sponsored funds and transactions and other commercial arrangements between such third party asset managers and the Company and its portfolio companies are not subject to approval by the Board of Trustees. There can be no assurance that the terms of these transactions between parties related to Blackstone, on the one hand, and the Company and its portfolio companies, on the other hand, will be at arm's length or that Blackstone will not receive a benefit from such transactions, which can be expected to incentivize Blackstone to cause these transactions to occur. Such conflicts related to investments in and arrangements with other asset management firms will not necessarily be resolved in favor of the Company. Shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith and will not receive any benefit from such transactions. By executing a subscription agreement with respect to the Company, each shareholder acknowledges these conflicts related to investments in and arrangements with other asset management firms, acknowledges that these conflicts will not necessarily be resolved in favor of the Company, agrees that shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith, otherwise understands that shareholders will not receive any benefit from such transactions, consents to all such transactions and arrangements to the fullest extent permitted by law, and waives any claim against Blackstone and releases Blackstone from any liability arising from the existence of any such conflict of interest.

In addition, from time to time, certain advisors and service providers (including law firms) temporarily provide their personnel to Blackstone, Other Clients or their portfolio companies pursuant to various arrangements including at cost or at no cost. (See also "—*Secondments and Internships*" herein.) While often the Company, Other Clients and their portfolio companies are the beneficiaries of these types of arrangements, Blackstone is from time to time a beneficiary of these arrangements as well, including in circumstances where the advisor or service provider also provides services to the Company, Other Clients or Blackstone in the ordinary course. Blackstone, the Company, Other Clients or their portfolio companies could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. The management fee will not be offset or reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto. The personnel described above could provide services in respect of multiple matters, including in respect of matters related to Blackstone, the Company, Other Clients, portfolio companies, each of their respective affiliates and related parties, and Blackstone will endeavor in good faith to allocate the costs of these arrangements, if any, to Blackstone, the Company, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology the Firm deems appropriate in a particular circumstance.

Multiple Blackstone Business Lines. Blackstone has multiple business lines, including the Blackstone Capital Markets Group, which Blackstone Credit & Insurance, the Company, Other Clients, portfolio companies of the Company and Other Clients and third parties will, in certain circumstances, engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services. As a result of these activities, Blackstone is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than if it had one line of business. For example, from time to time, Blackstone could come into possession of information that limits the Company's ability to engage in potential transactions. Similarly, other Blackstone businesses and their personnel could be prohibited by law or contract from sharing information with Blackstone that would be relevant to monitoring the investments and other activities. These types of restrictions from time to time will negatively impact the ability of the Company to implement its investment program. Finally, Blackstone personnel who are members of the investment team or investment committee could be excluded from participating in certain investment decisions due to conflicts involving other Blackstone businesses or for other reasons, including other business activities, in which case the Company will not benefit from their experience. The shareholders will not receive a benefit from any fees earned by Blackstone or its personnel from these other businesses.

Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to the Company. Blackstone has long-term relationships with a significant number of corporations and their senior management. Blackstone will consider those relationships when evaluating an investment opportunity, which has the potential to result in Blackstone choosing not to make such an investment due to such relationships (e.g., investments in a competitor of a client or other person with whom Blackstone has a relationship). The Company could be required to sell or hold existing investments as a result of investment banking relationships or other relationships that Blackstone has or will have or transactions or investments that Blackstone makes or has made. (See also *"Allocation of Investment Opportunities"* and *"Portfolio Company Relationships".*) Therefore, there can be no assurance that all potentially suitable investment opportunities that come to the attention of Blackstone will be made available to the Company. The Company is also permitted to co-invest with Other Clients or other persons with whom Blackstone has a relationship in particular investment opportunities, and other aspects of these Blackstone relationships could influence the decisions made by Blackstone with respect to the investments and otherwise result in a conflict (see also *"—Other Clients; Allocation of Investment Opportunities"* herein). Company would otherwise have to buy or sell certain assets, and may require that the Company dispose of an investment at an inopportune time.

Blackstone Policies and Procedures; Information Walls. Blackstone has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Some of these policies and procedures, such as Blackstone's information wall policy, are implemented by Blackstone to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions will reduce the synergies and collaboration across Blackstone's various businesses that the Company expects to draw on for purposes of identifying, pursuing and managing attractive investment opportunities. Because Blackstone has many different asset management and advisory businesses, including private equity, growth equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Company and the other business units at Blackstone, Blackstone has implemented certain policies and procedures (e.g., Blackstone's information wall policy) regarding the sharing of information that have the potential to reduce the positive synergies and collaborations that the Company could otherwise expect to utilize for purposes of identifying and managing attractive investments. For example, Blackstone will from time to time come into possession of material non-public information with respect to companies in which Other Clients have investments or might be considering making an investment or companies that are clients of Blackstone. As a consequence, that information, which could be of benefit to the Company, might become restricted to those other respective businesses and otherwise be unavailable to the Company. It is also possible that the Company could be restricted from trading despite the fact that the Company did not receive such information. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Company to effectively achieve its investment objective by unduly limiting the investment flexibility of the Company and/or the flow of otherwise appropriate information between Blackstone Credit & Insurance and other business units at Blackstone. For example, in some instances, personnel of Blackstone would be unable to assist with the activities of the Company as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of Blackstone to share information internally. In addition, due to these restrictions, it is possible that the Company will not be able to initiate a transaction that it otherwise might have initiated and will not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect its operations or performance.

In addition, to the extent that Blackstone is in possession of material non-public information or is otherwise restricted from making certain investments, the Company and the Adviser would also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Blackstone fund has or has considered making an investment or which is otherwise a client of Blackstone will from time to time restrict or otherwise limit the ability of the Company and/or its portfolio companies and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. Blackstone has in the past entered into, and reserves the right to enter into in the future, one or more strategic relationships in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for the Company, require the Company to share such opportunities or otherwise limit the amount of an opportunity the Company can otherwise take. (See *"—Allocation of Investment Opportunities"*).

Data. The Firm receives, generates and/or obtains various kinds of data and information from the Company, Other Clients, portfolio companies of the Company and Other Clients, investors in the Company and limited partners in Other Clients and service providers, including but not limited to data and information relating to or created in connection with business operations, financial information results, trends, budgets, energy usage, plans, ESG, carbon emissions and related metrics, customer and user data, employee and contractor data, supplier and cost data, and other related data and information, some of which is sometimes referred to as "alternative data" or "big data". The Firm can be expected to be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes or identify specific investment, trading or business opportunities, as a result of its access to (and rights regarding, including use, ownership, distribution and derived works rights over) this data and information from the Company, Other Clients, portfolio companies of the Company and Other Clients, investors in the Company and limited partners in Other Clients, related parties and service providers. The Firm has entered and will continue to enter into information sharing and use, measurement and other arrangements, which will give the Firm access to (and rights regarding, including ownership, use, distribution and derived works rights over) data that it would not otherwise obtain in the ordinary course, with the Company, Other Clients, portfolio companies of the Company and Other Clients, investors in the Company and in Other Clients, as well as with related parties and service providers. Further, this alternative data is expected to be aggregated across the Company, Other Clients and their respective portfolio companies. Although the Firm believes that these activities improve the Firm's investment management activities on behalf of the Company and Other Clients, information obtained from the Company and its portfolio companies, and investors in the Company and in Other Clients also provides material benefits to Blackstone or Other Clients without compensation or other benefit accruing to the Company or its shareholders. For example, information from a portfolio company in which the Company holds an interest can be expected to enable the Firm to better understand a particular industry, enhance the Firm's ability to provide advice or direction to a portfolio company's management team on strategy or operations and enable the Firm to execute trading and investment strategies in reliance on that understanding for Blackstone and Other Clients that do not own an interest in the portfolio company, typically without compensation or benefit to the Company or its portfolio companies. Blackstone would serve as the repository for data described in this paragraph, including with ownership and use rights therein. The Firm is also permitted to share data from a portfolio company (on an anonymized basis) with a portfolio company of an Other Client, which has the potential to increase a competitive disadvantage for, and indirectly harm, such portfolio company (although the opposite may be true as well, in which case a portfolio company of the Company may receive data from a portfolio company of an Other Client). In addition, the Firm could have an incentive to pursue an investment in a particular company based on the data and information expected to be received or generated in connection with such investment.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information or otherwise limit the scope and purpose of its use or distribution, and regulatory limitations on the use of material nonpublic information, the Firm is generally free to use and distribute data and information from the Company's activities to assist in the pursuit of the Firm's various other activities, including but not limited to trading activities or use for the benefit of the Firm and/or an Other Client. Any confidentiality obligations in the operative documents do not limit the Firm's ability to do so. For example, the Firm's ability to trade in securities of an issuer relating to a specific industry can, subject to applicable law, be enhanced by information of a portfolio company in the same or related industry. Such trading or other business activities is expected to provide a material benefit to the Firm without compensation or other benefit to the Company or shareholders.

The sharing and use of "big data" and other information presents potential conflicts of interest and the shareholders acknowledge and agree that any benefits received by the Firm or its personnel (including fees (in cash or in kind), costs and expenses) will not reduce the management fees or incentive fees payable to the Adviser or otherwise shared with the Company or its shareholders. As a result, the Adviser has an incentive to pursue investments that have data and information that can be utilized in a manner that benefits the Firm or Other Clients.

Data Management Services. Blackstone or an affiliate of Blackstone formed in the future may provide data management services to portfolio companies and investors in the Company and in Other Clients and will provide such services directly to the Company and Other Clients (collectively, **"Data Holders"**). Such services are expected to include assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling such data (among other related data management and consulting services) for monetization through licensing or sale arrangements with third parties and, subject to applicable law and the limitations in the Investment Advisory Agreement and any other applicable contractual limitations, with the Company, Other Clients, portfolio companies, investors in the Company and in Other Clients, and other Blackstone affiliates and associated entities (including funds in which Blackstone and Other Clients make investments, and portfolio companies thereof). If Blackstone enters into data services arrangements with portfolio companies and receives compensation from such portfolio companies for such data services, the Company will indirectly bear its share of such compensation based on its pro rata ownership of such portfolio companies. Where Blackstone believes appropriate, data from one Data Holder will be aggregated or pooled with data from other Data Holders. Any revenues arising from such aggregated or pooled data sets would be allocated between applicable Data Holders on a fair and reasonable basis as determined by Blackstone Credit & Insurance in its sole discretion, with Blackstone Credit & Insurance able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable. Blackstone is expected to receive compensation for such data management services, which is expected to include a percentage of the revenues generated through any licensing or sale arrangements with respect to the relevant data, and which compensation is also expected to include fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). Additionally, Blackstone is expected to share and distribute the products from such data management services within Blackstone or its affiliates (including Other Clients or their portfolio companies) at no charge and, in such cases, the Data Holders will not receive any financial or other benefit from having provided such data to Blackstone. The potential receipt of such compensation by Blackstone creates incentives for Blackstone to cause the Company to invest in portfolio companies with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.

Blackstone and Blackstone Credit & Insurance Strategic Relationships. Blackstone and Blackstone Credit & Insurance have entered, and it can be expected that Blackstone and Blackstone Credit & Insurance in the future will enter, into both (i) strategic relationships with investors (and/or one or more of their affiliates) that involve an overall relationship with Blackstone or Blackstone Credit & Insurance (which will afford such investor special rights and benefits) that could (but is not required to) incorporate one or more strategies (including, but not limited to, a different sector and/or geographical focus within the same or a different Blackstone business unit) in addition to the Company's strategy and (ii) arrangements that involve an agreement or understanding to make an investment in or a capital commitment to (as applicable) the Company and one or more Other Clients, as applicable (which can include a subscription or capital commitment, as applicable, already made recently to another Other Client) (any such overall relationship and/or multi-fund arrangement in the foregoing (i) and (ii), (**"Strategic Relationships"**), with terms and conditions applicable solely to such investor and its investment in multiple Blackstone or Blackstone Credit & Insurance strategies that would not apply to any other investor's investment in the Company. A Strategic Relationship often involves (but is not required to involve) an investor agreeing to make a capital commitment to or investment in (as applicable) multiple Blackstone or Blackstone Credit & Insurance Clients, one of which could include the Company. Shareholders will not receive a copy of any agreement memorializing such a Strategic Relationship program (even if in the form of a side letter) or receive any other disclosure or reporting of the terms of or existence of any Strategic Relationship and will be unable to elect in the "most-favored-nations" election process (if any) any rights or benefits afforded through a Strategic Relationship (for the avoidance of doubt, no further disclosure or reporting information will be shared with the shareholders about any Strategic Relationship). Specific examples of such additional rights and benefits have included and can be expected to include, among others, specialized reporting, discounts or reductions on and/or reimbursements or rebates of management fees or carried interest (as applicable), secondment of personnel from the investor to Blackstone or Blackstone Credit & Insurance (or vice versa), rights to participate in the investment review and evaluation process, as well as priority rights or targeted amounts for co-investments alongside Blackstone Credit & Insurance or Blackstone funds (including, without limitation, preferential or favorable allocation of co-investment and preferential terms and conditions related to co-investment or other participation in Blackstone or Blackstone Credit & Insurance Clients (including in respect of any carried interest (as applicable) and/or management fees to be charged with respect thereto, as well as any additional discounts, reductions, reimbursements or rebates with respect thereto or other penalties that may result if certain target co-investment allocations or other conditions under such arrangements are not achieved)). Any co-investment that is part of a Strategic Relationship could include co-investment in investments made by the Company. Blackstone, including its personnel (including Blackstone Credit & Insurance personnel), reserves the right to receive compensation from Strategic Relationships and could be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Strategic Relationships. Strategic Relationships will in certain circumstances, result in fewer co-investment opportunities (or reduced or no allocations) being made available to shareholders, subject to the 1940 Act.

Blackstone Credit & Insurance Value Creation. Blackstone Credit & Insurance Value Creation is a global platform that is part of Blackstone's Portfolio Operations Group (the **"Portfolio Operations Group"**) and seeks to provide access to a range of cost-saving, revenue-generating and best-practice sharing opportunities for Blackstone Credit & Insurance portfolio companies. The Portfolio Operations Group is organized into seven functional areas, across geographic regions and industry verticals:

Procurement: Blackstone's group purchasing program harnesses spending from portfolio companies across more than 75 categories, including IT hardware and software, office supplies, shipping, energy and telecommunications.

Healthcare Cost Containment: Blackstone's Equity Healthcare team partners with portfolio companies to optimize the strategy and value of healthcare spending by reducing cost and improving the quality of healthcare services received by employees and their dependents. Equity Healthcare is one of the largest private sector purchasers of healthcare services in the United States and has helped drive cumulative healthcare cost savings to portfolio companies and strengthened portfolio companies' ability to attract and retain talent.

Lean Process: The lean process team seeks to drive transformational improvements focused on material and information flows by reducing waste and non-value add activities across manufacturing functions. It develops prescriptive solutions for portfolio companies and aligns with senior leadership to support tailored strategies and guide management teams in executing and sustaining improved workflow processes.

Leadership and Talent: The Portfolio Operations Group employs the following strategies to optimize leadership and organizational performance: (i) delivering fit-for-purpose resources to portfolio companies, which include non-executive chairpersons, board members, advisors, and operating specialists, (ii) strengthening company teams and organizational practices through assisting with restructuring, integrations and growth actions, and (iii) convening conferences for portfolio company executives to share best practices and improve alignment to the Firm.

Sustainability: By improving the operation and maintenance of mechanical systems, the Portfolio Operations Group seeks to reduce energy spend while improving productivity, safety, and environmental performance.

Technology / BPO: Blackstone's Technology / BPO team helps the portfolio management teams recruit/upgrade their information technology leadership teams; import contemporary operating systems and application software to address their respective business priorities; leverage portfolio investments in technology companies to promote and serve the overall portfolio interests; and evaluate and negotiate preferred partnerships with digital/technology suppliers, advisors, and consultants from around the world.

Data Science: The Firm has invested in a team of data scientists and engineers to help the portfolio companies realize operational efficiencies and drive new revenue through data and analytics. This team focuses on (i) building predictive models to enhance decision making; (ii) leveraging big data within operations; (iii) data visualization to democratize access to information; and (iv) data monetization.

Members of Blackstone's Portfolio Operations Group (including Blackstone Credit & Insurance Value Creation), who are Blackstone employees, are permitted to provide services to the Company's portfolio companies, including without limitation those related to the functional areas described above and other similar management consulting, operational and financial matters and are permitted to participate in the Firm co-investment rights. Any payments made or fees paid (which fees or payments will also in certain instances be structured as a reimbursement of internal compensation costs for time spent) by such portfolio companies to Blackstone for services rendered to such portfolio companies will generally be no greater than what would be paid in an arm's-length transaction for similar overalls services, and such payments or fees received will not reduce the management fee payable by the Company. As a result, Blackstone is likely to be incentivized to cause members of the Portfolio Operations Group to spend more time on the Company's portfolio companies as compared to portfolio companies of Other Clients that do reduce the management fee. On the other hand, there can be no assurance that members of the Portfolio Operations Group will be able to provide their services to portfolio companies and/or that any individuals within the Portfolio Operations Group will remain employed by Blackstone through the life of the Company. The level of involvement and role of Blackstone's Portfolio Operations Group within each part of Blackstone with respect to any of the Company's portfolio companies are expected to vary, including having no involvement or role at all. In addition, the Portfolio Operations Group will provide services to the Company's portfolio companies as described in more detail in *"—Firm Affiliated Service Providers"*, including facilitation of arrangements for Portfolio Companies relating to group procurement (such as the group purchasing organization) and other operational, administrative or management related matters from third parties or Firm affiliates, and other similar operational initiatives. These services can result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio companies. See also *"—Other Fees"*, *"—Group Procurement; Discounts"* and *"—Firm Affiliated Service Providers"* for further information regarding such programs.

Buying and Selling Investments or Assets from Certain Related Parties. The Company and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties. Purchases and sales of investments or assets between the Company or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board of Trustees or any shareholder. These transactions involve conflicts of interest, as the Firm may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Blackstone could have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Company to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Clients or any of their respective related parties. The Firm will not be required to solicit third party bids or obtain a third party valuation prior to causing the Company or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties as provided above.

Other Firm Businesses, Activities and Relationships. As part of its regular business, Blackstone provides a broad range of investment banking, advisory and other services. In addition, from time to time, the Firm will provide services in the future beyond those currently provided. Shareholders will not receive any benefit from any fees relating to such services.

In the regular course of its capital markets, investment banking, real estate advisory and other businesses, Blackstone represents potential purchasers, sellers and other involved parties, including corporations, financial buyers, management, shareholders and institutions, with respect to transactions that could give rise to other transactions that are suitable for the Company. In such a case, a Blackstone advisory client would typically require Blackstone to act exclusively on its behalf. Such advisory client requests have the potential to preclude all Blackstone-affiliated clients, including the Company, from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Company. In connection with its capital markets, investment banking, advisory, real estate and other businesses, Blackstone comes into possession of information that limits its ability to engage in potential transactions. The Company's activities are expected to be constrained as a result of the inability of Blackstone personnel to use such information. For example, employees of Blackstone from time to time are prohibited by law or contract from sharing information with members of the Company's investment team. Additionally, there are expected to be circumstances in which one or more individuals associated with Blackstone affiliates (including clients) will be precluded from providing services related to the Company's activities because of certain confidential information available to those individuals or to other parts of Blackstone (e.g., trading can be restricted). Where Blackstone affiliates are engaged to find buyers or financing sources for potential sellers of assets, the seller can permit the Company to act as a participant in such transactions (as a buyer or financing partner), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price).

The Company may invest in securities of the same issuers as Other Clients, other investment vehicles, accounts and clients of the Firm and the Adviser. To the extent that the Company holds interests that are different (or more senior or junior) than those held by such Other Clients, Blackstone Credit & Insurance may be presented with decisions involving circumstances where the interests of such Other Clients are in conflict with those of the Company. Furthermore, it is possible the Company's interest could be subordinated or otherwise adversely affected by virtue of such Other Clients' involvement and actions relating to its investment.

In addition, the 1940 Act limits the Company's ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as BDCs under the 1940 Act. As a result of these restrictions, the Company could be prohibited from executing "joint" transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations have the potential to limit the scope of investment opportunities that would otherwise be available to the Company.

Blackstone Credit & Insurance has received an exemptive order that permits certain funds, among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit & Insurance, and certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates subject to certain terms and conditions. In addition, other present and future activities of the Firm and its affiliates (including Blackstone Credit & Insurance and the Adviser) will from time to time give rise to additional conflicts of interest relating to the Firm and its investment activities. In the event that any such conflict of interest arises, the Adviser will attempt to resolve such conflicts in a fair and equitable manner. Investors should be aware that, subject to applicable law, conflicts will not necessarily be resolved in favor of the Company's interests.

Transactions with Clients of Blackstone Insurance Solutions and Asset Based Finance. Blackstone Insurance Solutions (**"BIS"**) is the business segment of Blackstone Credit & Insurance that provides investment advisory services to insurers, including among others, (i) Fidelity Life Insurance Company and certain of its affiliates (**"FGL"**), (ii) Everlake Life Insurance Company and certain of its affiliates (**"Everlake"**), (iii) certain subsidiaries of Corebridge Financial, Inc. (**"Corebridge"**) and (iv) certain subsidiaries of Resolution Life Group Holdings Ltd. (**"Resolution Life"**). Certain of the insurers for which BIS provides services are, or may be in the future, owned, directly or indirectly, by Blackstone, the Company, or Other Clients, in whole or in part. Actual or potential conflicts of interest will likely arise in relation to the funds, vehicles or accounts BIS advises or sub-advises, including accounts where an insurer (including, without limitation, each of FGL, Everlake, Corebridge and Resolution Life) participates in investments directly and there is no separate vehicle controlled by Blackstone (for the purposes of this paragraph only, collectively, **"BIS Clients"**). Blackstone Credit & Insurance also advises funds and accounts focused on asset-based finance, including insurers and other types of investors (for the purposes of this paragraph only, collectively, **"ABF Clients"**, and each BIS Client and ABF Client is an Other Client for purposes other than this paragraph). BIS Clients have invested and are expected to continue investing in Other Clients and/or the Company. For greater clarity, any references herein to Blackstone Credit & Insurance or Other Blackstone Credit & Insurance Clients do not include BIS, BIS Clients or ABF Clients. Certain BIS Clients and certain ABF Clients have investment objectives that overlap with those of the Company (and Blackstone Credit & Insurance, or a business segment thereof, has entered into sub-management agreements with BIS to manage (for a fee, which such fees may be shared with BIS) the assets of certain such BIS Clients with respect to investments that overlap in part with the Company's investment directive) or its portfolio companies and such BIS Clients and ABF Clients may invest, as permitted by applicable law and the Company's co-investment exemptive relief, alongside (or in lieu of) the Company or such portfolio companies in certain investments, which will reduce the investment opportunities otherwise available to the Company or such portfolio companies. BIS Clients and ABF Clients will also engage in a variety of activities, including participating in transactions related to the Company and/or its portfolio companies (e.g., as originators, co-originators, counterparties or otherwise). Other transactions in which BIS Clients or ABF Clients will participate include, without limitation, investments in debt or other securities issued by portfolio companies or other forms of financing to portfolio companies (including special purpose vehicles established by the Company or such portfolio companies). When investing alongside the Company or its portfolio companies or in other transactions related to the Company or its portfolio companies, BIS Clients or ABF Clients may not invest or divest at the same time or on the same terms as the Company or the applicable portfolio companies or at a different time or on different terms. BIS Clients and ABF Clients will also from time to time acquire investments and portfolio companies directly or indirectly from the Company, as permitted by applicable law and the Company's co-investment exemptive relief. In circumstances where Blackstone Credit & Insurance determines in good faith that the conflict of interest is mitigated in whole or in part through various measures that Blackstone, Blackstone Credit & Insurance or the Adviser implements, the Adviser may determine to proceed with the applicable transaction (subject to oversight by the Board of Trustees and the applicable law to which the Company is subject). In order to seek to mitigate any potential conflicts of interest with respect to such transactions (or other transactions involving BIS Clients or ABF Clients), Blackstone reserves the right, in its sole discretion, to involve independent members of the board of a portfolio company or a third party stakeholder in the transaction to negotiate price and terms on behalf of the BIS Clients or ABF Clients or otherwise cause the BIS Clients or ABF Clients to "follow the vote" thereof, and/or cause an independent client representative or other third party to approve the investment or otherwise represent the interests of one or more of the parties to the transaction. In addition, Blackstone or the Adviser may limit the percentage interest of the BIS Clients or ABF Clients participating in such transaction, or obtain appropriate price quotes or other benchmarks, or, alternatively, a third-party price opinion or other document to support the reasonableness of the price and terms of the transaction. From time to time, the applicable BIS Clients or ABF Clients participating in a transaction will be required to consent thereto (including in circumstances where the Adviser does not seek the consent of the Board of Trustees). There can be no assurance that any such measures or other measures that may be implemented by Blackstone will be effective at mitigating any actual or potential conflicts of interest. Moreover, under certain circumstances (e.g., where a BIS Client or ABF Client participates in a transaction directly (and not through a vehicle controlled by Blackstone) and independently consents to participating in a transaction), a BIS Client or ABF Client (or any other Blackstone Client participating via a similar arrangement) will not be an "Affiliate" as defined under the 1940 Act.

Allocation of Portfolios. The Firm will, in certain circumstances, have an opportunity to acquire a portfolio or pool of assets, securities and instruments that it determines should be divided and allocated among the Company and Other Clients. Such allocations generally would be based on the Firm's assessment of the expected returns and risk profile of each of the assets. For example, some of the assets in a pool will have an opportunistic return profile, while others will have a return profile not appropriate for the Company. Also, a pool can contain both debt and equity instruments that the Firm determines should be allocated to different funds. In all of these situations, the combined purchase price paid to a seller would be allocated among the multiple assets, securities and instruments in the pool and therefore among the Company and Other Clients acquiring any of the assets, securities and instruments, although the Firm could, in certain circumstances, allocate value to the Company and such Other Clients on a different basis than the contractual purchase price. Similarly, there will likely be circumstances in which the Company and Other Clients will sell assets in a single or related transactions to a buyer. In some cases, a counterparty will require an allocation of value in the purchase or sale contract, though the Firm could determine such allocation of value is not accurate and should not be relied upon. The Firm will generally rely upon internal analysis to determine the ultimate allocation of value, though it could also obtain third party valuation reports. Regardless of the methodology for allocating value, the Firm will have conflicting duties to the Company and Other Clients when they buy or sell assets together in a portfolio, including as a result of different financial incentives the Firm has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that an investment of the Company will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Clients.

Holding Entities. The Firm may determine that for legal, tax, regulatory, accounting, administrative or other reasons the Company should hold a particular investment (or a portion of an investment or pool of assets) through a single holding entity through which the Company and one or more Other Clients hold different investments (or a different portion of such investment or pool of assets), including where such investment or pool has been divided and allocated among the Company and such Other Clients. Over time, it is possible that the Company and/or Other Clients may make different decisions with respect to the investments held through such holding entities and therefore may have differing economic rights, obligations or liabilities with respect to a holding entity. In such circumstances, the economic rights, liabilities and obligations in respect of the investment (or portion of an investment or pool of assets) that is indirectly held by the Company would be specifically attributed to the Company, and the Company would be deemed to hold its investment (or portion of an investment or pool of assets) separately from, and not jointly with, such Other Clients (and vice versa in respect of the investments (or portion of an investment or pool of assets) held indirectly through such holding entity by such Other Clients). Furthermore, certain holding structures may require a newly-established manager, advisor, service provider or other entity intended to address certain legal, tax, regulatory, accounting, administrative or other considerations applicable to the Company and/or Other Clients. It is possible that the Company or an affiliate will be initially responsible for the costs and expenses of establishing such holding structure (including any such newly-established entities) prior to, and/or, in anticipation of, Other Clients participating through such structure for their investments and it is expected that such Other Clients reimburse the Company or the Company would reimburse such affiliate for any such costs and expenses on a *pro rata* basis.

Other Affiliate Transactions and Investments in Different Levels of Capital Structure. From time to time, the Company and the Other Clients may make investments at different levels of an issuer's capital structure or otherwise in different classes of an issuer's securities or loans, subject to the limitations of the 1940 Act. While less common, subject to applicable law, from time to time the Company could hold an investment in a different layer of the capital structure than an investor or another party with which Blackstone has a material relationship, in which case Blackstone could have an incentive to cause the Company or the portfolio company to offer more favorable terms to such parties (including, for instance, financing arrangements). Certain such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that are expected to be held by such entities. To the extent the Company holds securities or loans that are different (including with respect to their relative seniority) than those held by an Other Client, the Adviser and its affiliates will be presented with decisions when the interests of the funds are in conflict. For example, conflicts could arise where the Company lends funds to a portfolio company while an Other Client invests in equity securities of such portfolio company. In this circumstance, for example, if such portfolio company were to go into bankruptcy, become insolvent or otherwise be unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities or loans as to what actions the portfolio company should take. In addition, purchases or sales of securities or loans for the account of the Company (particularly marketable securities) will be bunched or aggregated with orders for Other Clients, including other funds. It is frequently not possible to receive the same price or execution on the entire volume of securities sold, and the various prices could be averaged, which has the potential to be disadvantageous to the Company. Further conflicts could arise after the Company and Other Clients have made their respective initial investments. For example, if additional financing is necessary as a result of financial or other difficulties, it is not always in the best interests of the Company to provide such additional financing. If the Other Clients were to lose their respective investments as a result of such difficulties, the ability of the Adviser to recommend actions in the best interests of the Company might be impaired. Any applicable co-investment exemptive order issued by the SEC may restrict the Company's ability to participate in follow-on financings. Blackstone Credit & Insurance may in its sole discretion take steps to reduce the potential for adversity between the Company and the Other Clients, including causing the Company and/or such Other Clients to take certain actions that, in the absence of such conflict, it would not take. Such conflicts will be more difficult if the Company and Other Clients hold significant or controlling interests in competing or different tranches of a portfolio company's capital structure. Equity holders and debt holders have different (and often competing) motives, incentives, liquidity goals and other interests with respect to a portfolio company. In addition, there could be circumstances where Blackstone Credit & Insurance agrees to implement certain procedures to ameliorate conflicts of interest that involve a forbearance of rights relating to the Company or Other Clients, such as where Blackstone Credit & Insurance is expected to cause the Company or Other Clients to decline to exercise certain control-and/or foreclosure-related rights with respect to a portfolio company.

Further, the Company is prohibited under the 1940 Act from participating in certain transactions with certain of affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of the Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities may be an affiliate of the Company for purposes of the 1940 Act and generally the Company will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Board of Trustees. However, the Company may under certain circumstances purchase any such affiliate's loans or securities in the secondary market, which could create a conflict for the Adviser between the Company's interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Company's best interest may be limited. The 1940 Act also prohibits certain "joint" transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board of Trustees and, in some cases, the SEC.

In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Company, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by Blackstone Credit & Insurance to take any particular action could have the effect of benefiting an Other Client and therefore may not have been in the best interests of, and may be adverse to, the Company. There can be no assurance that the return on the Company's investment will be equivalent to or better than the returns obtained by the Other Clients participating in the same or similar transactions. The shareholders will not receive any benefit from fees paid to any affiliate of the Adviser in respect of any Other Client's investment in a portfolio company.

Related Financing Counterparties. The Company may invest in companies or other entities in which Other Clients make an investment in a different part of the capital structure (and vice versa) subject to the requirements of the 1940 Act and the Company's co-investment exemptive order. The Adviser requests in the ordinary course proposals from lenders and other sources to provide financing to the Company and its portfolio companies. Blackstone Credit & Insurance takes into account various facts and circumstances it deems relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with the Firm in particular, the size of the potential lender's loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of Blackstone, Blackstone Credit & Insurance and their funds, and such other factors that Blackstone and Blackstone Credit & Insurance deem relevant under the circumstances. The cost of debt alone is not determinative.

It is possible that shareholders, Other Clients, their portfolio companies, co-investors and other parties with material relationships with the Firm, such as shareholders of and lenders to the Firm and lenders to Other Clients and their portfolio companies (as well as Blackstone itself), could provide additional financing to portfolio companies of the Company, subject to the requirements of the 1940 Act. The Firm could have incentives to cause the Company and its portfolio companies to accept less favorable financing terms from a shareholder, Other Clients, their portfolio companies, Blackstone, and other parties with material relationships with the Firm than it would from a third party. If the Company occupies a different, and in particular, a more senior, position in the capital structure than a shareholder, Other Client, their portfolio companies and other parties with material relationships with Blackstone, Blackstone could have an incentive to cause the Company or portfolio company to offer financing terms that are more favorable to such parties. In the case of a related party financing between the Company or its portfolio companies, on the one hand, and Blackstone or Other Clients' portfolio companies, on the other hand, to the extent permitted by the 1940 Act, the Adviser could, but is not obligated to, rely on a third party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Adviser could instead rely on its own internal analysis, which the

Adviser believes is often superior to third party analysis given the Firm's scale in the market. If however any of the Firm, the Company, an Other Client or any of their portfolio companies delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Firm related vehicle impacts the market terms. For example, in the case of a loan extended to the Company or a portfolio company by a financing syndicate in which an Other Client has agreed to participate on terms negotiated by a third party participant in the syndicate, it might have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Client had not participated. It is also possible that the frequent participation of Other Clients in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to the Company. The Adviser does not believe either of these effects is significant, but no assurance can be given to shareholders that these effects will not be significant in any circumstance. Unless required by applicable law, the Adviser will not seek any consent or approvals from shareholders or the Board of Trustees in the case of any of these conflicts.

The Firm could cause actions adverse to the Company to be taken for the benefit of Other Clients that have made an investment more senior in the capital structure of a portfolio company than the Company (e.g., provide financing to a portfolio company, the equity of which is owned by the Company) and, vice versa, actions may be taken for the benefit of the Company and its portfolio companies that are adverse to Other Clients. The Firm could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non-economic rights, by the Company or relevant Other Client (or their respective portfolio companies, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to both normal course ongoing matters (such as consent rights with respect to loan modifications in intercreditor agreements) and also decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing the Company or relevant Other Client (or their respective portfolio companies, as the case may be) to hold only a non-controlling interest in any such portfolio company, (iii) retaining a third party loan servicer, administrative agent or other agent to make decisions on behalf of the Company or relevant Other Client (or their respective portfolio companies, as the case may be), or (iv) create groups of personnel within the Firm separated by information barriers (which may be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Client holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by the Company or its portfolio companies, the Firm can decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Client. In these cases, the Firm would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver, termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants. The efficacy of following the vote of third-party creditors will be limited in circumstances where the Company or Other Client acquires all or substantially all of a relevant instrument, tranche or class of securities.

In connection with negotiating loans and bank financings in respect of Blackstone Credit & Insurance-sponsored transactions, Blackstone Credit & Insurance will generally obtain the right to participate (for its own account or an Other Client) in a portion of the financings with respect to such Blackstone Credit & Insurance-sponsored transactions on the same terms negotiated by third parties with the Firm or other terms the Adviser determines to be consistent with the market. Although the Firm could rely on third parties to verify market terms, the Firm may nonetheless have influence on such third parties. No assurance can be given that negotiating with a third party, or verification of market terms by a third party, will ensure that the Company and its portfolio companies receive market terms.

In addition, it is anticipated that in a bankruptcy proceeding the Company's interests will likely be subordinated or otherwise adverse to the interests of Other Clients with ownership positions that are more senior to those of the Company. For example, an Other Client that has provided debt financing to an investment of the Company will be permitted to take actions for its benefit, particularly if the Company's investment is in financial distress, which adversely impact the value of the Company's subordinated interests.

Although Other Clients can be expected to provide financing to the Company and its portfolio companies subject to the requirements of the 1940 Act, there can be no assurance that any Other Client will indeed provide any such financing with respect to any particular investment. Participation by Other Clients in some but not all financings of the Company and its portfolio companies has the potential to adversely impact the ability of the Company and its portfolio companies to obtain financing from third parties when Other Clients do not participate, as it could serve as a negative signal to market participants.

Any financing provided by a shareholder or an affiliate to the Company or a portfolio company is not an investment in the Company.

The respective investment programs of the Company and the Other Clients may or may not be substantially similar. Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Company, even though their investment objectives may be the same as or similar to those of the Company. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Adviser in managing the Company and may affect the prices and availability of the securities and instruments in which the Company invests. Participation in specific investment opportunities may be appropriate, at times, for both the Company and Other Clients. In any event, it is the policy of Blackstone Credit & Insurance to allocate investment opportunities and sale opportunities on a basis deemed by Blackstone Credit & Insurance, in its sole discretion, to be fair and equitable over time.

Conflicting Fiduciary Duties to Debt Funds. Other Clients include funds and accounts that make investments in senior secured loans, distressed debt, subordinated debt, high-yield securities, commercial mortgage-backed securities and other debt instruments. As discussed above, it is expected that these Other Clients or investors therein will be offered the opportunity, subject to applicable law, to provide financing with respect to investments made by the Company and its portfolio companies. The Firm owes a fiduciary duty and/or other obligations to these Other Clients as well as to the Company and will encounter conflicts in the exercise of these duties and/or obligations. For example, if an Other Client purchases high-yield securities or other debt instruments of a portfolio company of the Company, or otherwise occupies a senior (or other different) position in the capital structure of an investment relative to the Company, the Firm will encounter conflicts in providing advice to the Company and to these Other Clients with regard to appropriate terms of such high-yield securities or other instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies, among other matters. For example, in a bankruptcy proceeding, in circumstances where the Company holds an equity investment in a portfolio company, the holders of such portfolio company's debt instruments (which can include one or more Other Clients) could take actions for their benefit (particularly in circumstances where such portfolio company faces financial difficulties or distress) that subordinate or adversely impact the value of the Company's investment in such portfolio company. More commonly, the Company could hold an investment that is senior in the capital structure, such as a debt instrument, to an Other Client. Although measures described in "*Related Financing Counterparties*" above can mitigate these conflicts, they cannot completely eliminate them. These conflicts related to fiduciary duties to such Other Clients will not necessarily be resolved in favor of the Company, and investors will not always be entitled to receive notice or disclosure of the occurrence of these conflicts.

Similarly, certain Other Clients can be expected to invest in securities of publicly traded companies that are actual or potential investments of the Company or its portfolio companies. The trading activities of those vehicles can differ from or be inconsistent with activities that are undertaken for the account of the Company or its portfolio companies in any such securities or related securities. In addition, the Company could not pursue an investment in a portfolio company otherwise within the investment mandate of the Company as a result of such trading activities by Other Clients.

Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that the Adviser, Blackstone Credit & Insurance and Blackstone provide investment management, advisory and sub-advisory services to the Company and Other Clients.

Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Company, even though their investment objectives may be the same as or similar to those of the Company. Blackstone Credit & Insurance has adopted guidelines and policies, which can be expected to be updated from time to time, regarding allocation of investment opportunities. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Adviser in managing the Company and may affect the prices and availability of the securities and instruments in which the Company invests. Participation in specific investment opportunities may be appropriate, at times, for both the Company and Other Clients.

Blackstone Credit & Insurance provides investment management services to Other Blackstone Credit & Insurance Clients. In addition, Blackstone provides investment management services to Blackstone Clients. Blackstone Credit & Insurance will share appropriate investment opportunities (and sale opportunities) (including, without limitation, secondary market transactions and certain syndicated primary issuance transactions (which generally will not be originated investments)) with Other Clients and the Company in accordance with Firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size (generally based on available capacity) or targeted sale size (or, in some sales cases, the aggregate positions held by the Company and the applicable Other Clients), taking into account actual and anticipated investments and capital commitments (as appropriate), available cash, asset-based leverage and relative capital of the Company and the applicable Other Clients and such other factors as Blackstone Credit & Insurance determines in good faith to be appropriate.

To the extent an opportunity is shared with one or more Other Clients, Blackstone Credit & Insurance expects that such Other Clients generally will invest on substantially the same economic terms available to the Company (including sharing of transaction fees and expenses) and generally will exit investments at the same time and on substantially the same economic terms as the Company, and on a pro rata basis with the Company subject to legal, tax, regulatory, accounting or applicable considerations (including the terms of the governing agreements of, or portfolio management considerations applicable to, the Company or such Other Clients); provided that the Company may syndicate a portion of an investment where Other Clients do not also syndicate a portion of the investment. (See also *"—Transactions with Clients of Blackstone Insurance Solutions and Asset Based Finance."*).

Allocation Methodology Considerations. Notwithstanding the foregoing, Blackstone Credit & Insurance may also consider the following factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities: (i) the risk-return and target return profile of the proposed investment relative to the Company's and the Other Clients' current risk profiles; (ii) the Company's and/or the Other Clients' investment strategies, mandates, guidelines, limitations, restrictions, terms and objectives (including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios' overall holdings), other contractual provisions (including Other Clients with minimum allocation provisions), focus (including investment focus on a classification attributable to an investment, such as maturity), parameters and investor preferences of the Company and the Other Clients (including, without limitation, with respect to Other Clients that expect to invest in or alongside other funds or across asset classes based on expected return (such as certain managed accounts or other investment vehicles (whether now in existence or which may be established in the future)) with similar investment strategies and objectives); (iii) diversification and concentration considerations in the Company's or the Other Clients' portfolios (including the potential for the proposed investment to create an industry, sector, geography, region, location, market or issuer imbalance in the Company's and Other Clients' portfolios, as applicable) and taking into account any existing non-pro rata investment positions in the portfolio of the Company and Other Clients; (iv) liquidity considerations of the Company and the relevant Other Clients (including warehouse vehicles or arrangements (such as CLO warehouses and Blackstone-controlled or third party warehouse arrangements) established for the benefit of current Other Clients or potential future Other Clients), including during a ramp-up (which includes the period prior to or after the initial closing of an Other Client during which its manager is deploying funds already invested or committed (or that its manager anticipates will be invested or committed) and can continue for a period during an Other Client's fundraising and/or acceptance of future subscriptions as deemed appropriate by the Firm, including to protect against zero or de minimis allocations or in anticipation of future subscriptions) or wind-down of one or more of the Company or such Other Clients, proximity to the end of the Company's or Other Clients' specified term or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash; (v) legal, tax, accounting and other considerations or consequences; (vi) regulatory or contractual provisions, obligations, terms, limitations, restrictions or consequences relating to the Company or Other Clients (including, without limitation, requirements under the 1940 Act and any related rules, orders, guidance or other authority applicable to the Company or Other Clients); (vii) avoiding a de minimis or odd lot allocation; (viii) availability and degree of leverage and any requirements or other terms of the investment, or of any existing leverage facilities; (ix) the Company's or Other Clients' investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, location, industry or business sector; (x) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Company or such Other Clients; (xi) the management of any actual or potential conflict of interest; (xii) with respect to investments that are made available to Blackstone Credit & Insurance by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts), the absence of such relationships which may not be available for the Company and all Other Clients; (xiii) co-investment arrangements, (xiv) available capital of the Company and such Other Clients, (xv) sourcing of the investment, (xvi) the specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment, (xvii) expected investment return, (xviii) expected cash characteristics (such as cash-on-cash yield, distribution rates or volatility of cash flows), (xix) capital expenditure required as part of the investment, (xx) portfolio diversification and concentration concerns (including, but not limited to, whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question), (xxi) relation to existing investments in a fund, if applicable (e.g., "follow on" to existing investment, joint venture or other partner to existing investment, or same security as existing investment), (xxii) timing expected to be necessary to execute an investment, (xxiii) whether Blackstone Credit & Insurance believes that allocating investment opportunities to an investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits (including strategic, sourcing or similar benefits) to the Company, Other Clients and/or Blackstone and (xxiv) any other considerations deemed relevant by Blackstone Credit & Insurance in good faith.

Subject to the requirements of the 1940 Act and the Company's co-investment exemptive order, Blackstone Credit & Insurance shall not have any obligation to present any investment opportunity (or portion of any investment opportunity) to the Company if Blackstone Credit & Insurance determines in good faith that such opportunity (or portion thereof) should not be presented to the Company, including for any one or a combination of the reasons described above, or if Blackstone Credit & Insurance is otherwise restricted from presenting such investment opportunity to the Company.

Investment Alongside Regulated Funds. In addition, Blackstone Credit & Insurance has received an exemptive order from the SEC that permits certain existing and future Other Blackstone Credit & Insurance Clients that are closed-end management investment companies that have elected to be regulated as a BDC or are registered under the 1940 Act and who intend to rely on the exemptive order (each a **"Regulated Fund"** and collectively, the **"Regulated Funds"**), including the Company, among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit & Insurance, and certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates, including the Company and Other Blackstone Credit & Insurance Clients, subject to certain terms and conditions. For so long as any privately negotiated investment opportunity falls within certain established investment criteria of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). In the event that the aggregate targeted investment sizes of the Company, such Other Blackstone Credit & Insurance Clients and such Regulated Fund(s) that are allocated an investment opportunity exceed the amount of such investment opportunity, allocation of such investment opportunity to each of the Company, such Other Blackstone Credit & Insurance Clients and Regulated Fund(s) will be reduced proportionately based on their respective "available capital" as defined in the co-investment exemptive order, which may result in allocation to the Company in an amount less than what it would otherwise have been if such Other Blackstone Credit & Insurance Client(s) and Regulated Fund(s) did not participate in such investment opportunity. The co-investment exemptive order also restricts the ability of the Company (or any such Other Blackstone Credit & Insurance Client) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms, as described in the exemptive order. As a result, the Company risks being unable to make investments in different parts of the capital structure of the same issuer in which a Regulated Fund has invested or seeks to invest, and Regulated Funds risk being unable to make investments in different parts of the capital structure of the same issuer in which the Company has invested or seeks to invest. The Company may be unable to participate in or effect certain transactions, or take certain actions in respect of certain investments, on account of applicable restrictions under the 1940 Act, related guidance from the SEC and/or the Company's exemptive order. For example, the Company may be restricted from participating in certain transactions or taking certain actions in respect of portfolio companies in which certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates and/or a Regulated Fund has also invested, which may include, but is not limited to declining to vote, participating in a potential co-investment opportunity (as such participation may not comply with the conditions of the co-investment exemptive order), exercising rights with respect to any such investment, and/or declining to participate in follow-on investments. The Company may also be required to sell an investment to avoid potential violations of the 1940 Act and/or related rules thereunder or for other reasons. In such cases, the Company's interests in an investment may be adversely affected, including by resulting in the dilution of or decrease in the value of the Company's investment, or otherwise by resulting in the Company being put in a disadvantageous position with respect to the investment as compared to Other Blackstone Credit & Insurance Clients, including other Regulated Funds. Whether the Company participates or declines to participate in any such action or transaction will be made by the Adviser in its sole discretion and will take into account the Adviser's fiduciary duties and applicable law, including the 1940 Act, the rules thereunder and/or the exemptive order. There is no assurance that any such determination will be resolved in favor of the Company's interests. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change, and Blackstone Credit & Insurance could undertake to amend the exemptive order (subject to SEC approval), obtain additional exemptive relief, or otherwise be subject to other requirements in respect of co-investments involving the Company, any Other Blackstone Credit & Insurance Client and any Regulated Funds, any of which could impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made to the Company.

Moreover, with respect to Blackstone Credit & Insurance's ability to allocate investment opportunities, including where such opportunities are within the common objectives and guidelines of the Company and one or more Other Clients (which allocations are to be made on a basis that Blackstone Credit & Insurance believes in good faith to be fair and reasonable), Blackstone Credit & Insurance and Blackstone have established general guidelines and policies, which it can be expected to update from time to time, for determining how such allocations are to be made, which, among other things, set forth principles regarding what constitutes "debt" or "debt-like" investments, criteria for defining "control-oriented equity" or "infrastructure" investments, guidance regarding allocation for certain types of investments (e.g., distressed assets) and other matters. In addition, certain Other Clients can receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients' respective governing agreements. The application of those guidelines and conditions could result in the Company or Other Clients not participating (and/or not participating to the same extent) in certain investment opportunities in which they would have otherwise participated had the related allocations been determined without regard to such guidelines and conditions and based only on the circumstances of those particular investments. Additionally, investment opportunities sourced by Blackstone Credit & Insurance will be allocated in accordance with Blackstone's and Blackstone Credit & Insurance's allocation policies, which provide that investment opportunities will be allocated in whole or in part to other business units of the Firm on a basis that Blackstone and Blackstone Credit & Insurance believe in good faith to be fair and reasonable, based on various factors, including the involvement of the respective teams from Blackstone Credit & Insurance and such other business units. It should also be noted that investment opportunities sourced by business units of the Firm other than Blackstone Credit & Insurance will be allocated in accordance with such business units' allocation policies, which will result in such investment opportunities being allocated, in whole or in part, away from Blackstone Credit & Insurance, the Company and Other Blackstone Credit & Insurance Clients.

When Blackstone Credit & Insurance determines not to pursue some or all of an investment opportunity for the Company that would otherwise be within the Company's objectives and strategies, and Blackstone or Blackstone Credit & Insurance provides the opportunity or offers the opportunity to Other Clients (or other parties, including portfolio companies), Blackstone or Blackstone Credit & Insurance, including their personnel (including Blackstone Credit & Insurance personnel), will, in certain circumstances, receive compensation from the Other Clients and/or other parties, whether or not in respect of a particular investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit & Insurance. As a result, Blackstone Credit & Insurance (including Blackstone Credit & Insurance personnel who receive such compensation) could be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Other Clients and/or other parties. In addition, in some cases Blackstone or Blackstone Credit & Insurance can be expected to earn greater fees when Other Clients participate alongside or instead of the Company in an investment.

Blackstone Credit & Insurance makes good faith determinations for allocation decisions based on expectations that will, in certain circumstances, prove inaccurate. Information unavailable to Blackstone Credit & Insurance, or circumstances not foreseen by Blackstone Credit & Insurance at the time of allocation, can cause an investment opportunity to yield a different return than expected. Conversely, an investment that Blackstone Credit & Insurance expects to be consistent with the Company's return objectives will, in certain circumstances, fail to achieve them.

The Adviser is permitted, but will be under no obligation to, provide co-investment opportunities relating to investments made by the Company to Fund shareholders, Other Clients, investors in such Other Clients, subject to the Company's exemptive relief and the 1940 Act. Such co-investment opportunities may be offered to such parties in the Adviser's discretion subject to the Company's exemptive relief. From time to time, Blackstone Credit & Insurance may form one or more funds or accounts to co-invest in transactions with the Company (or transactions alongside any of the Company and one or more Other Clients). Furthermore, for the avoidance of doubt, to the extent that the Company has received its target amount in respect of an investment opportunity, any remaining portion of such investment opportunity initially allocated to the Company may be allocated to Other Clients or to co-investors in Blackstone Credit & Insurance's discretion pursuant to the Company's exemptive relief.

Orders may be combined for the Company and other participating Other Clients, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis that Blackstone Credit & Insurance or its affiliates consider equitable.

Additionally, it can be expected that the Firm will, from time to time, enter into arrangements or strategic relationships with third parties, including other asset managers, financial firms or other businesses or companies, that, among other things, provide for referral, sourcing or sharing of investment opportunities. Blackstone or Blackstone Credit & Insurance may pay management fees and performance-based compensation in connection with such arrangements. Blackstone or Blackstone Credit & Insurance may also provide for or receive reimbursement of certain expenses incurred or received in connection with these arrangements, including diligence expenses and general overhead, administrative, deal sourcing and related corporate expenses. The amount of these rebates may relate to allocations of co-investment opportunities and increase if certain co-investment allocations are not made. While it is possible that the Company will, along with the Firm itself, benefit from the existence of those arrangements and/or relationships, it is also possible that investment opportunities that would otherwise be presented to or made by the Company would instead be referred (in whole or in part) to such third party, or, as indicated above, to other third parties, either as a contractual obligation or otherwise, resulting in fewer opportunities (or reduced allocations) being made available to the Company and/or shareholders. This means that co-investment opportunities that are sourced by the Company may be allocated to investors that are not shareholders. For example, a firm with which the Firm has entered into a strategic relationship may be afforded with "first-call" rights on a particular category of investment opportunities, although there is not expected to be substantial overlap in the investment strategies and/or objectives between the Company and any such firm.

Certain Investments Inside the Company's Mandate that are not Pursued by the Company. Under certain circumstances, Blackstone or Blackstone Credit & Insurance can be expected to determine not to pursue some or all of an investment opportunity within the Company's mandate, including without limitation, as a result of business, reputational or other reasons applicable to the Company, Other Clients, their respective portfolio companies or Blackstone. In addition, Blackstone Credit & Insurance will, in certain circumstances, determine that the Company should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because the Company has already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by Blackstone Credit & Insurance in its good faith discretion, or the investment is not appropriate for the Company for other reasons as determined by Blackstone Credit & Insurance in its good faith reasonable sole discretion. In any such case Blackstone or Blackstone Credit & Insurance could, thereafter, offer such opportunity to other parties, including Other Clients or portfolio companies or limited partners or shareholders of the Company or Other Clients, joint venture partners, related parties or third parties. Any such Other Clients could be advised by a different Blackstone or Blackstone Credit & Insurance business group with a different investment committee, which could determine an investment opportunity to be more attractive than Blackstone Credit & Insurance believes to be the case. In any event, there can be no assurance that Blackstone Credit & Insurance's assessment will prove correct or that the performance of any investments actually pursued by the Company will be comparable to any investment opportunities that are not pursued by the Company. Blackstone and Blackstone Credit & Insurance, including their personnel, are permitted to receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit & Insurance. In some cases, Blackstone or Blackstone Credit & Insurance earns greater fees when Other Clients participate alongside or instead of the Company in an investment.

Cross Transactions. Situations can arise where certain assets held by the Company are transferred to Other Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Adviser's contractual obligations to the Company and applicable law, including the 1940 Act.

Co-Investment. The Company will co-invest with its shareholders, limited partners and/or shareholders of the Other Clients, the Firm's affiliates and other parties with whom Blackstone Credit & Insurance has a material relationship. The allocation of co-investment opportunities is entirely and solely in the discretion of Blackstone Credit & Insurance, subject to applicable law. In addition to participation by Consultants in specific transactions or investment opportunities, Consultants and/ or other Firm employees may be permitted to participate in the Firm's side-by-side co-investment rights. Such rights generally do not provide for an advisory fee or carried interest payable by participants therein and generally result in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side. Furthermore, Other Clients will be permitted (or have a preferred right) to participate in the Firm's side-by-side co-investment rights.

In certain circumstances, Blackstone Credit & Insurance will determine that a co-investment opportunity should be offered to one or more third parties (such investors, **"Co-Investors"**) and will maintain sole discretion with respect to which Co-Investors are offered any such opportunity. It is expected that many investors who will, in certain circumstances, have expressed an interest in co-investment opportunities will not be allocated any co-investment opportunities or will, in certain circumstances, receive a smaller amount of co-investment opportunities than the amount requested. Any co-investments offered by Blackstone Credit & Insurance will be on such terms and conditions (including with respect to advisory fees, performance-based compensation and related arrangements and/or other fees applicable to co-investors) as Blackstone Credit & Insurance determines to be appropriate in its sole discretion on a case-by-case basis, which may differ amongst co-investors with respect to the same co-investment. In addition, the performance of Other Clients co-investing with the Company is not considered for purposes of calculating the incentive fee payable by the Company to the Adviser. Furthermore, the Company and co-investors will often have different investment objectives and limitations, such as return objectives and maximum hold period. Blackstone Credit & Insurance, as a result, will have conflicting incentives in making decisions with respect to such opportunities. Even if the Company and any such parties invest in the same securities on similar terms, conflicts of interest will still arise as a result of differing investment profiles of the investors, among other items.

a. *General Co-Investment Considerations.* There are expected to be circumstances where an amount that would otherwise have been invested by the Company is instead allocated to co-investors (who could be shareholders of the Company or limited partners of Other Clients) or supplemental capital vehicles, and there is no guarantee that any shareholders will be offered any particular co-investment opportunity. Each co-investment opportunity (should any exist) is likely to be different, and allocation of each such opportunity will depend on the facts and circumstances specific to that unique situation (e.g., timing, industry, size, geography, asset class, projected holding period, exit strategy and counterparty). Different situations will require that the various facts and circumstances of each opportunity be weighted differently, as Blackstone Credit & Insurance deems relevant to such opportunity. Such factors are likely to include, among others, whether a co-investor adds strategic value, industry expertise or other similar synergies; whether a potential co-investor has expressed an interest in evaluating co-investment opportunities; whether a potential co-investor has an overall strategic relationship with the Firm; whether a potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of Blackstone, Blackstone Credit & Insurance, the Company, Other Clients or other co-investments (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that can provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies, or whether the potential co-investor has significant capital under management by the Firm or intends to increase such amount); the ability of a potential co-investor to commit to a co-investment opportunity within the required timeframe of the particular transaction; Blackstone Credit & Insurance's assessment of a potential co-investor's ability to invest an amount of capital that fits the needs of the investment (taking into account the amount of capital needed as well as the maximum number of investors that can realistically participate in the transaction); whether the co-investor is considered "strategic" to the investment because it is able to offer the Company certain benefits, including but not limited to, the ability to help consummate the investment, the ability to aid in operating or monitoring the portfolio company or the possession of certain expertise; the transparency, speed and predictability of the potential co-investor's investment process; whether the Firm has previously expressed a general intention to seek to offer co-investment opportunities to such potential co-investor; whether a potential co-investor has the financial and operational resources and other relevant wherewithal to evaluate and participate in a co-investment opportunity; the familiarity the Firm has with the personnel and professionals of the investor in working together in investment contexts (which may include such potential co-investor's history of investment in other Firm co-investment opportunities); the extent to which a potential co-investor has committed to an Other Client; the size of such potential co-investor's interest to be held in the underlying portfolio company as a result of the Company's investment (which is likely to be based on the size of the potential co-investor's capital commitment or investment in the Company); the extent to which a potential co-investor has been provided a greater amount of co-investment opportunities relative to others; the ability of a potential co-investor to invest in potential add-on acquisitions for the portfolio company or participate in defensive investments; the likelihood that the potential co-investor would require governance rights that would complicate or jeopardize the transaction (or, alternatively, whether the investor would be willing to defer to the Firm and assume a more passive role in governing the portfolio company); any interests a potential co-investor might have in any competitors of the underlying portfolio company; the tax profile of the potential co-investor and the tax characteristics of the investment (including whether the potential co-investor would require particular structuring implementation or covenants that would not otherwise be required but for its participation or whether such co-investor's participation is beneficial to the overall structuring of the investment); whether a potential co-investor's participation in the transaction would subject the Company and/or the portfolio company to additional regulatory requirements, review and/or scrutiny, including any necessary governmental approvals required to consummate the investment; the potential co-investor's interaction with the potential management team of the portfolio company; whether the potential co-investor has any existing positions in the portfolio company (whether in the same security in which the Company is investing or otherwise); whether there is any evidence to suggest that there is a heightened risk with respect to the potential co-investor maintaining confidentiality; whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company, other affiliated funds and/or other co-investments, including the size of such commitment; whether the potential co-investor has any known investment policies and restrictions, guideline limitations or investment objectives that are relevant to the transaction, including the need for distributions; whether the expected holding period and risk-return profile of the investment is consistent with the stated goals of the investor; and such other factors as the Adviser deems relevant and believes to be appropriate under the circumstances. Furthermore, in connection with any such co-investment by third-party co-investors, the Adviser can establish one or more investment vehicles managed or advised by the Firm to facilitate such co-investors' investment alongside the Company. The factors listed in the foregoing sentence are neither presented in order of importance nor weighted, except that Blackstone Credit & Insurance has historically primarily relied upon the following two factors in making the determination to offer co-investment opportunities to co-investors: (i) whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that can provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies), other affiliated funds, and/or other co-investments, including the size of any such commitment and fee revenue or profits generated for the benefit of Blackstone Credit & Insurance or Blackstone as a result thereof and (ii) the ability of a potential co-investor to process a co-investment decision within the required timeline of the particular transaction. Except as otherwise described herein, co-investors generally will not share Broken Deal Expenses with the Company and Other Clients, with the result that the Company and such Other Clients will bear all such Broken Deal Expenses, and such expenses can be significant. However, the Adviser does not intend to offer any such co-investment opportunities to shareholders in their capacity as shareholders. Blackstone Credit & Insurance may (but is not required to) establish co-investment vehicles (including dedicated or "standing" co-investment vehicles) for one or more investors (including third party investors and investors in the Company) in order to co-invest alongside the Company in one or more future investments. The existence of these vehicles could reduce the opportunity for other shareholders to receive allocations of co-investment. In addition, the allocation of investments to Other Clients, including as described under *"Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities"* herein, may result in fewer co-investment opportunities (or reduced allocations) being made available to shareholders.

b. *Additional Potential Conflicts of Interest with respect to Co-Investment; Strategic Relationships Involving Co-Investment.* In addition, the Adviser and/or its affiliates will in certain circumstances be incentivized to offer certain potential co-investors (including, by way of example, as a part of an overall strategic relationship with the Firm) opportunities to co-invest because the extent to which any such co-investor participates in (or is offered) co-investment opportunities can impact the amount of performance-based compensation and/or management fees or other fees paid by the co-investor. The amount of carried interest or expenses charged and/or management fees paid by the Company may be less than or exceed such amounts charged or paid by co-investment vehicles pursuant to the terms of such vehicles' partnership agreements and/or other agreements with co-investors, and such variation in the amount of fees and expenses may create an economic incentive for Blackstone Credit & Insurance to allocate a greater or lesser percentage of an investment opportunity to the Company or such co-investment vehicles or co-investors, as the case may be. In addition, other terms of existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to Blackstone Credit & Insurance, than the terms of the Company, and such different terms may create an incentive for Blackstone Credit & Insurance to manage such vehicles, which could result in the Company receiving a lesser percentage of an investment opportunity than if such co-investment vehicles did not exist. Such relationships will from time to time give rise to conflicts of interest, and there can be no assurance that such conflicts of interest will be resolved in favor of the Company. Accordingly, any investment opportunities that would have otherwise been offered or allocated, in whole or in part, to the Company can be reduced and made available to co-investment vehicles. Co-investments may be offered by the Adviser on such terms and conditions as the Adviser determines in its discretion on a case-by-case basis.

Fund Co-Investment Opportunities. As a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Company's ability to make investments or enter into other transactions alongside the Other Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Company's ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act and any applicable co-investment exemptive order issued by the SEC, the Company may co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for the Company and one or more of such Other Clients. Even if the Company and any such Other Clients and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Such order may restrict our ability to enter into follow-on investments or other transactions. Pursuant to such order, we may co-invest in a negotiated deal with certain affiliates of the Adviser or certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. We may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the 1940 Act.

Investments in Portfolio Companies Alongside Other Clients. From time to time, the Company will co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for both the Company and such Other Clients, as permitted by applicable law and/or any applicable SEC-granted order. Even if the Company and any such Other Clients invest in the same securities or loans, conflicts of interest are still expected to arise. For example, it is possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Company and such other funds and vehicles are not the same. Additionally, the Company and such Other Clients and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and Blackstone Credit & Insurance, as a result, could have conflicting goals with respect to the amount, price and timing of disposition opportunities. As such, subject to applicable law and any applicable order issued by the SEC, the Company and/or such Other Clients may dispose of any such shared investment at different times and on different terms.

Firm Involvement in Financing of Third Party Dispositions by the Company. The Company is permitted from time to time dispose of all or a portion of an investment by way of accepting a third-party purchaser's bid where the Firm or one or more Other Clients is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This generally would include the circumstance where the Firm or one or more Other Clients is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from the Company. Such involvement of the Firm or one or more Other Clients as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from the Company may give rise to potential or actual conflicts of interest.

Self-Administration of the Company. Blackstone Credit & Insurance expects to provide certain fund administration services to the Company rather than engage or rely on a third party administrator to perform such services. The costs for providing these services are not included in the management fee under the Investment Advisory Agreement and will be paid separately by the Company. Blackstone Credit & Insurance also reserves the right to charge the Company a reduced rate for these services, or to reduce or waive such charges entirely, subject to the 1940 Act. Blackstone Credit & Insurance's ability to determine the reimbursement obligation from the Company creates a conflict of interest. Blackstone Credit & Insurance addresses this conflict by reviewing its fund administration costs to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated third party at a rate negotiated on an arm's length basis. The Board of Trustees periodically reviews the reimbursement obligation.

Outsourcing. Subject to the oversight and, in certain circumstances, approval by the Board of Trustees of the Company, Blackstone may outsource to third parties several of the services performed for the Company and/or its portfolio entities, including services (such as administrative, legal, accounting, tax, diligence, modeling, ongoing monitoring, preparation of internal templates and/or memos or other related services) that may be or historically have been performed in-house by Blackstone and its personnel. For certain third-party service providers, the fees, costs and expenses of such service providers will be borne by the Company, and in other circumstances, the fees, costs and expenses of such service providers will be borne by Blackstone. Certain third-party service providers and/or their employees will dedicate substantially all of their business time to the Company, Other Clients and/or their respective portfolio entities, while others will have other clients. In certain cases, third-party service providers and/or their employees may spend a significant amount of time at Blackstone offices, have dedicated office space at Blackstone, receive administrative support from Blackstone personnel or participate in meetings and events for Blackstone personnel, even though they are not Blackstone employees or affiliates. This creates a conflict of interest because Blackstone will have an incentive to outsource services to third parties due to a number of factors, including because retaining third parties will reduce Blackstone's internal overhead and compensation costs for employees who would otherwise perform such services in-house.

The involvement of third-party service providers may present a number of risks due to Blackstone's reduced control over the functions that are outsourced. There can be no assurances that Blackstone will be able to identify, prevent or mitigate the risks of engaging third-party service providers. The Company may suffer adverse consequences from actions, errors or failures to act by such third parties, and will have obligations, including indemnity obligations, and limited recourse against them. Outsourcing may not occur uniformly for all Blackstone managed vehicles and accounts and, accordingly, certain costs may be incurred by (or allocated to) the Company through the use of third-party service providers that are not incurred by (or allocated to) Other Clients.

Material, Non-Public Information. Blackstone Credit & Insurance will come into possession of confidential information with respect to an issuer and other actual or prospective portfolio companies. Blackstone Credit & Insurance can be restricted from buying, originating or selling securities, loans, or derivatives on behalf of the Company until such time as the information becomes public or is no longer deemed material such that it would preclude the Company from participating in an investment. Disclosure of such information to the Adviser's personnel responsible for the affairs of the Company will be on a need-to-know basis only, and the Company might not be free to act upon any such information. Therefore, the Company will not always have access to confidential information in the possession of Blackstone Credit & Insurance that might be relevant to an investment decision to be made for the Company. In addition, Blackstone Credit & Insurance, in an effort to avoid buying or selling restrictions on behalf of the Company or Other Clients, can choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Company, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Company.

Break-up and other Similar Fees. Break-up or topping fees with respect to the Company's investments can be paid to Blackstone Credit & Insurance. Alternatively, the Company could receive the break-up or topping fees directly. Break-up or topping fees paid to Blackstone Credit & Insurance or the Company in connection with a transaction could be allocated, or not, to Other Clients or co-investment vehicles that invest (or are expected to invest) alongside the Company, as determined by Blackstone Credit & Insurance to be appropriate in the circumstances. Generally, Blackstone Credit & Insurance would not allocate break-up or topping fees with respect to a potential investment to the Company, an Other Client or co-investment vehicle unless such person would also share in Broken Deal Expenses related to the potential investment. With respect to fees received by Blackstone Credit & Insurance relating to the Company's investments or from unconsummated transactions, shareholders will not receive the benefit of any fees relating to the Company's investments (including, without limitation, as described above). In the case of fees for services as a director of a portfolio company, the management fee will not be reduced to the extent any Firm personnel continues to serve as a director after the Company has exited (or is in the process of exiting) the applicable portfolio company and/or following the termination of such employee's employment with the Firm. For the avoidance of doubt, although the financial advisory and restructuring business of Blackstone has been spun out, to the extent any investment banking fees, consulting (including management consulting) fees, syndication fees, capital markets syndication and advisory fees (including underwriting fees), origination fees, servicing fees, healthcare consulting / brokerage fees, fees relating to group purchasing, financial advisory fees and similar fees for arranging acquisitions and other major financial restructurings, loan servicing and/or other types of insurance fees, operations fees, financing fees, fees for asset services, title insurance fees, and other similar fees and annual retainers (whether in cash or in kind) are received by Blackstone, such fees will not be required to be shared with the Company or the shareholders and will not reduce the management fee payable by the Company.

Broken Deal Expenses. Any expenses that may be incurred by the Company for actual investments as described herein may also be incurred by the Company with respect to broken deals (i.e., investments that are not consummated) (**"Broken Deal Expenses"**). Unless required by law or regulation, Blackstone Credit & Insurance is not required to and, in most circumstances, will not seek reimbursement of Broken Deal Expenses (i.e., expenses incurred in pursuit of an investment that is not consummated) from third parties, including counterparties to the potential transaction or potential co-investors. Examples of such Broken Deal Expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, meal, travel and entertainment expenses incurred, deposits or down payments which are forfeited in connection with unconsummated transactions, costs from onboarding (i.e., KYC) investment entities with a financial institution, commitment fees that become payable in connection with a proposed investment, consulting fees and expenses (including all expenses incurred in connection with any tax audit or investigation settlement), printing and publishing expenses, costs of negotiating co-investment documentation (including non-disclosure agreements with counterparties), and legal, accounting, tax and other due diligence and pursuit costs and expenses and broken deal expenses associated with services provided by portfolio companies, which may include expenses incurred prior to the commencement of the Company's investment activities. Any such Broken Deal Expenses could, in the sole discretion of Blackstone Credit & Insurance, be allocated solely to the Company and not to Other Clients or co-investment vehicles that could have made the investment, even when the Other Client or co-investment vehicle commonly invests alongside the Company in its investments or the Firm or Other Clients in their investments. In such cases, the Company's shares of expenses would increase. The Adviser expects that until a potential investment of the Company is formally allocated to an Other Client (it being understood that final allocation decisions are typically made shortly prior to closing an investment), the Company is expected to bear the broken deal expenses for such investment, which may result in substantial amounts of broken deal expenses. In the event Broken Deal Expenses are allocated to an Other Client or a co-investment vehicle, Blackstone Credit & Insurance or the Company will, in certain circumstances, advance such fees and expenses without charging interest until paid by the Other Client or co-investment vehicle, as applicable.

Other Firm Business Activities. The Firm, Other Clients, their portfolio companies, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, for products and services provided to the Company and its portfolio companies, such as fees for asset management (including, without limitation, management fees and carried interest/incentive arrangements), development and property management; portfolio operations support (such as those provided by Blackstone's Portfolio Operations Group); arranging, underwriting (including without limitation, evaluation regarding value creation opportunities and ESG risk mitigation); syndication or refinancing of a loan or investment (or other additional fees, including acquisition fees, loan modification or restructuring fees); servicing; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; investment banking and capital markets services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services; insurance procurement; brokerage; solutions and risk management services; data extraction and management products and services; fees for monitoring and oversight of loans or title insurance provided to portfolio companies or third parties; and other products and services. For example, the Firm or Other Clients may, directly or indirectly through a portfolio entity, from time to time acquire loans or other assets for the purpose of syndicating some or all the assets to the Company and/or Other Clients, and may receive syndication or other fees in connection therewith. Such parties will also provide products and services for fees to the Firm, Other Clients and their portfolio companies, and their personnel and related parties, as well as third parties. Through its innovations group, Blackstone incubates (or otherwise invests in) businesses that are expected to provide goods and services to the Company (subject to the requirements of the 1940 Act and applicable guidance) and Other Clients and their portfolio companies, as well as other Firm-related parties and third parties. By contracting for a product or service from a business related to the Firm, the Company and its portfolio companies would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with the Company or shareholders and could benefit the Firm directly and indirectly. Also, the Firm, Other Clients and their portfolio companies, and their personnel and related parties may receive compensation or other benefits, such as through additional ownership interests or otherwise, directly related to the consumption of products and services by the Company and its portfolio companies. The Company and its portfolio companies will incur expenses in negotiating for any such fees and services, which will be treated as Fund Expenses. In addition, the Firm may receive fees associated with capital invested by co-investors relating to investments in which the Company participates or otherwise, in connection with a joint venture in which the Company participates (subject to the 1940 Act) or otherwise with respect to assets or other interests retained by a seller or other commercial counterparty with respect to which the Firm performs services. Finally, the Firm and its personnel and related parties will, in certain circumstances, also receive compensation in connection with origination activities, referrals and other related activities of such business, and unconsummated transactions.

The Company will, as determined by Blackstone Credit & Insurance and as permitted by the governing fund documents, bear the cost of fund administration, compliance and accounting (including, without limitation, maintaining financial records, filing of the Company's tax returns, overseeing the calculation of the Company's net asset value, compliance monitoring (including diligence and oversight of the Company's other service providers), preparing reports to the Company's shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of the Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others, providing office space, equipment and office services), in house legal, tax planning and other related services provided by Firm personnel and related parties to the Company and its portfolio companies, including the allocation of their compensation and related overhead otherwise payable by the Firm, or pay for their services at market rates, as discussed above in *"Self-Administration of the Company."* Such allocations or charges can be based on any of the following methodologies: (i) requiring personnel to periodically record or allocate their historical time spent with respect to the Company or the Firm approximating the proportion of certain personnel's time spent with respect to the Company, and in each case allocating their compensation (including, without limitation, salary, bonus and benefits) and allocable overhead based on time spent, or charging their time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Firm believes represents a fair recoupment of expenses and a market rate for such services or (iii) any other similar methodology determined by the Firm to be appropriate under the circumstances. Certain Firm personnel will provide services to few, or only one, of the Company and Other Clients, in which case the Firm could rely upon rough approximations of time spent by the employee for purposes of allocating the salary and overhead of the person if the market rate for services is clearly higher than allocable salary and overhead. However, any methodology (including the choice thereof) involves inherent conflicts and may result in incurrence of greater expenses by the Company and its portfolio companies than would be the case if such services were provided by third parties.

Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could continue to receive fees, including performance-based or incentive fees, for the services described in the preceding paragraphs with respect to investments sold by the Company or a portfolio company to a third party buyer after the sale is consummated. Such post-disposition involvement will give rise to potential or actual conflicts of interest, particularly in the sale process. Moreover, Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could acquire a stake in the relevant asset as part of the overall service relationship, at the time of the sale or thereafter.

Blackstone Credit & Insurance does not have any obligation to ensure that fees for products and services contracted by the Company or its portfolio companies are at market rates unless the counterparty is considered an affiliate of the Firm and given the breadth of the Firm's investments and activities Blackstone Credit & Insurance may not be aware of every commercial arrangement between the Company and its portfolio companies, on the one hand, and the Firm, Other Clients and their portfolio companies, and personnel and related parties of the foregoing, on the other hand.

Except as set forth above, the Company and shareholders will not receive the benefit (e.g., through a reduction to the management fee or otherwise) of any fees or other compensation or benefit received by Blackstone Credit & Insurance, its affiliates or their personnel and related parties. (See also *"—Service Providers, Vendors and Other Counterparties Generally"* and *"—Other Firm Business Activities."*).

Securities and Lending Activities. Blackstone, its affiliates and their related parties and personnel will from time to time participate in underwriting or lending syndicates with respect to current or potential portfolio companies, or will otherwise act as arrangers of financing, including with respect to the public offering and/or private placement of debt or equity securities issued by, or loan proceeds borrowed by the Company and its portfolio companies, or otherwise in arranging financing (including loans) for such portfolio companies or advise on such transactions. Such underwritings or engagements can be on a firm commitment basis or can be on an uncommitted "best efforts" basis, and the underwriting or financing parties are under no duty to provide any commitment unless specifically set forth in the relevant contract. Blackstone may also provide placement or other similar services to purchasers or sellers of securities, including loans or instruments issued by portfolio companies. There could also be circumstances in which the Company commits to purchase any portion of such issuance from the portfolio company that a Blackstone broker-dealer intends to syndicate to third parties. As a result thereof, subject to the limitations of the 1940 Act, Blackstone may be permitted to receive commissions or other compensation, thereby creating a potential conflict of interest. This could include, by way of example, fees and/ or commissions for equity syndications to co-investment vehicles. In certain cases, subject to the limitations of the 1940 Act, a Blackstone broker-dealer will, from time to time, act as the managing underwriter, or a member of the underwriting syndicate or broker for the Company or its portfolio companies, or as dealer, broker or advisor to a counterparty to the Company or a portfolio company, and purchase securities from or sell securities to the Company, Other Clients or portfolio companies of the Company or Other Clients or advise on such transactions. Blackstone will also from time to time, on behalf of the Company or other parties to a transaction involving the Company or its portfolio companies, effect transactions, including transactions in the secondary markets that result in commissions or other compensation paid to Blackstone by the Company or its portfolio companies or the counterparty to the transaction, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. Subject to applicable law, Blackstone will from time to time receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing fees, capital markets advisory fees, lending arrangement fees, asset/property management fees, insurance (including title insurance) incentive fees and consulting fees, monitoring fees, commitment fees, syndication fees, origination fees, organizational fees, operational fees, loan servicing fees, and financing and divestment fees (or, in each case, rebates in lieu of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone, an Other Client or its portfolio companies are purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with the Company. In addition, the management fee with respect to a shareholder generally will not be reduced by such amounts. Therefore, Blackstone will from time to time have a potential conflict of interest regarding the Company and the other parties to those transactions to the extent it receives commissions, discounts or other compensation from such other parties. The Board of Trustees, in its sole discretion, will approve any transactions, subject to the limitations of the 1940 Act, in which a Blackstone broker-dealer acts as an underwriter, as broker for the Company, or as dealer, broker or advisor, on the other side of a transaction with the Company only where the Board of Trustees believes in good faith that such transactions are appropriate for the Company and, by executing a subscription agreement for shares in the Company, a shareholder consents to all such transactions, along with the other transactions involving conflicts of interest described herein, to the fullest extent permitted by law.

When Blackstone serves as underwriter with respect to securities of the Company or its portfolio companies, the Company and such portfolio companies could from time to time be subject to a "lock-up" period following the offering under applicable regulations during which time the Company or portfolio company would be unable to sell any securities subject to the "lock-up." This could prejudice the ability of the Company and its portfolio companies to dispose of such securities at an opportune time. In addition, Blackstone Capital Markets can serve as underwriter in connection with the sale of securities by the Company or its portfolio companies. Conflicts would be expected to arise because such engagement would result in Blackstone Capital Markets receiving selling commissions or other compensation in connection with such sale. (See also *"—Portfolio Company Relationships Generally"* below).

Blackstone and Blackstone Credit & Insurance employees are generally permitted to invest in alternative investment funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Company. The Company will not receive any benefit from any such investments.

PJT. On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill fund placement businesses and combined these businesses with PJT Partners Inc. (**"PJT"**), an independent financial advisory firm founded by Paul J. Taubman. While PJT operates independently from Blackstone and is not an affiliate thereof, it is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest will arise in connection with transactions between or involving the Company and its portfolio companies, on the one hand, and PJT, on the other. The pre-existing relationship between Blackstone and its former personnel, the overlapping ownership and co-investment and other continuing arrangements between PJT and Blackstone can be expected to influence Blackstone Credit & Insurance to select or recommend PJT to perform services for the Company or its portfolio companies, the cost of which will generally be borne directly or indirectly by the Company. Given that PJT is no longer an affiliate of Blackstone, Blackstone and its affiliates will be free to cause the Company and portfolio companies to transact with PJT generally without restriction under the applicable governing documents, notwithstanding the relationship between Blackstone and PJT. In addition, one or more investment vehicles controlled by Blackstone may be established to facilitate participation in Blackstone's side-by-side investment program by employees and/or partners of PJT.

Portfolio Company Relationships Generally. The Company's portfolio companies, including special purpose vehicles that might be formed in connection with investments, are expected to be counterparties to or participants in agreements, transactions or other arrangements with the Company, Other Clients, and/or portfolio companies of the Company and Other Clients or other Blackstone affiliates and/or any portfolio companies of the foregoing for the provision of goods and services, purchase and sale of assets and other matters (including information-sharing and/or consulting). For example, from time to time, certain portfolio companies of the Company or Other Clients will provide or recommend goods or services to Blackstone, the Company, Other Clients, or other portfolio companies of the Company or Other Clients (including "platform" investments of the Company and Other Clients). As another example, it can also be expected that the management of one or more portfolio companies may consult with one another (or with one or more portfolio companies of an Other Client) in respect of seeking its expertise, industry view, or otherwise on a particular topic including but not limited to an asset and/or the purchase and /or sale thereof. Moreover, the Company and/or an Other Client can consult with a portfolio company or a portfolio company of an Other Client as part of the investment diligence for a potential investment by the Company or such Other Client. As a result of, or as part of such interactions or otherwise, personnel (including one or more members of the management team) at one portfolio company may also transfer to or become employed by another portfolio company (or a portfolio company of an Other Client), the Company, Blackstone or their respective affiliates (or vice versa). Any such transfer may result in payments by the entity that such personnel is going to, to the entity such personnel is departing from. Although the Firm might determine that such agreements, transactions or other arrangements are consistent with the requirements of such Other Clients' offering and/or governing agreements, such agreements, transactions or other arrangements might not have otherwise been entered into but for the affiliation with Blackstone Credit & Insurance and/or Blackstone. These agreements, transactions or other agreements involve fees, commissions, servicing payments and/or discounts to Blackstone Credit & Insurance, any Blackstone affiliate (including personnel) or a portfolio company, none of which reduce the management fee payable by the Company. This may give rise to actual or potential conflicts of interest for the Adviser, the Company and/or their respective affiliates, as such agreements, transactions and arrangements may be more favorable for one portfolio company than another, thus benefiting the Company or Other Clients at the expense of the other. For example, the Firm reserves the right to cause, or offer the opportunity to, portfolio companies to enter into agreements regarding group procurement (such as the group purchasing organization), benefits management, purchase of title and/or other insurance policies (which could be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that can result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio company. Such agreements, transactions or other arrangements will generally be entered into without the consent or direct involvement of the Company and/or such Other Client or the consent of the Board of Trustees and/or the shareholders of the Company or such Other Client (including, without limitation, in the case of minority and/or non-controlling investments by the Company in such portfolio companies or the sale of assets from one portfolio company to another) and/or such Other Client. In any such case, the Company might not be involved in the negotiation process, and there can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to the Company as otherwise would be the case if the counterparty were not related to the Firm.

In addition, it is possible that certain portfolio companies of Other Clients or companies in which Other Clients have an interest will compete with the Company for one or more investment opportunities. It is also possible that certain portfolio companies of Other Clients will engage in activities that will have adverse consequences on the Company and/or its portfolio companies. As an example of the latter, the laws and regulations of certain jurisdictions (e.g., bankruptcy, environmental, consumer protection and/or labor laws) would not recognize the segregation of assets and liabilities as between separate entities and could permit recourse against the assets of not just the entity that has incurred the liabilities, but also the other entities that are under common control with, or part of the same economic group as, such entity. In such circumstances, the assets of the Company and/or its portfolio companies potentially will be used to satisfy the obligations or liabilities of one or more Other Clients, their portfolio companies and/or affiliates.

In addition, from time to time, Blackstone and affiliates of Blackstone and Blackstone portfolio companies could also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors that fall within the Company's investment strategy, which would possibly compete with the Company for investment opportunities (it being understood that such arrangements would give rise to conflicts of interest that would not necessarily be resolved in favor of the Company).

Certain portfolio companies have established or invested in, or can be expected to in the future establish or invest in, vehicles that are managed exclusively by the portfolio company (and not the Company or the Firm or any of its affiliates) and that invest in asset classes or industry sectors (such as cyber security) that fall within the Company's investment strategy. Such vehicles, which would not be considered affiliates of the Firm and would not be subject to the Firm's policies and procedures, have the potential to compete with the Company for investment opportunities. Portfolio companies and affiliates of the Firm will also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that can be expected to compete with the Company for investment opportunities (it being understood that such arrangements can give rise to conflicts of interest that would not necessarily be resolved in favor of the Company). In addition, the Company reserves the right to hold non-controlling interests in certain portfolio companies and, as a result, such portfolio companies could engage in activities outside of the Company's control that would have adverse consequences on the Company and/or its other portfolio companies.

Blackstone has also entered into certain investment management arrangements whereby it provides investment management services for compensation to insurance companies including (i) FGL and certain of its affiliates, (ii) Everlake and certain of its affiliates and (iii) certain subsidiaries of Corebridge and (iv) certain subsidiaries of Resolution Life. As of the date of the date hereof, Blackstone owns a 9.9% equity interest in the parent company of Everlake and Blackstone Clients own the remaining equity interests in the parent company of Everlake, and Blackstone owns a 9.9% equity interest in Corebridge. The foregoing insurance company investment management arrangements will involve investments by such insurance company clients across a variety of asset classes (including investments that would otherwise be appropriate for the Company). As a result, in addition to the compensation Blackstone receives for providing investment management services to insurance companies in which Blackstone or an Other Client owns an interest, in certain instances Blackstone receives additional compensation in its capacity as an indirect owner of such insurance companies and/or Other Clients. In the future Blackstone will likely enter into similar arrangements with other portfolio companies of the Company, Other Clients or other insurance companies. Such arrangements have the potential to reduce the allocations of investments to the Company, and Blackstone could be incentivized to allocate investments away from the Company to such insurance company client under such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to Blackstone relative to the terms of the Company.

Further, portfolio companies with respect to which the Firm can elect members of the board of directors or a managing member could, as a result, subject the Company and/or such directors or managing member to fiduciary obligations to make decisions that they believe to be in the best interests of any such portfolio company. Although in most cases the interests of the Company and any such portfolio company will be aligned, this will not always be the case. This has the potential to create conflicts of interest between the relevant director's or managing member's obligations to any such portfolio company and its stakeholders, on the one hand, and the interests of the Company, on the other hand. Although Blackstone Credit & Insurance will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Company. For instance, such positions could impair the ability of the Company to sell the securities of an issuer in the event a director receives material non- public information by virtue of their role, which would have an adverse effect on the Company. Furthermore, an employee of Blackstone serving as a director to a portfolio company owes a fiduciary duty and/or other obligations to the portfolio company, on the one hand, and the Company, on the other hand, and such employee could be in a position where they must make a decision that is either not in the best interest of the Company, or is not in the best interest of the portfolio company. Blackstone personnel serving as directors can make decisions for a portfolio company that negatively impact returns received by the Company as an investor in the portfolio company. In addition, to the extent an employee serves as a director on the board of more than one portfolio company, such employees' fiduciaries duties among the two portfolio companies can be expected to create a conflict of interest. In general, the Adviser and Blackstone personnel will be entitled to indemnification from the Company.

Portfolio Company Service Providers and Vendors. Subject to applicable law, the Company, Other Clients, portfolio companies of each of the foregoing and Blackstone Credit & Insurance can be expected to engage portfolio companies of the Company and Other Clients to provide some or all of the following services: (a) corporate support services (including, without limitation, accounts payable, accounts receivable, accounting/audit (e.g., valuation support services), account management (e.g., treasury, customer due diligence), insurance, procurement, placement, brokerage and consulting services, cash management, accounts receivable financing, corporate secretarial and executive assistant services, domiciliation, data management, directorship services, finance/budget, human resources (e.g., the onboarding and ongoing development of personnel), communication, public relations and publicity, information technology and software systems support, corporate governance and entity management (e.g., liquidation, dissolution and/or otherwise end of term services), risk management and compliance, internal compliance, know-your-client reviews and refreshes, judicial processes, legal, environmental due diligence support(e.g., review of property condition reports, energy consumption), climate accounting services, ESG program management services, engineering services, services related to the sourcing, development and implementation of renewable energy, ESG data collection and reporting services, capital planning services, operational coordination (i.e., coordination with joint venture partners, property managers), risk management, reporting (such as tax reporting, debt reporting or other reporting), tax and treasury, tax analysis and compliance (e.g., CIT and VAT compliance), transfer pricing and internal risk control, treasury and valuation services) and other services; (b) loan services (including, without limitation, monitoring, restructuring and work-out of performing, sub-performing and nonperforming loans, administrative services, and cash management); (c) management services (i.e., management by a portfolio company, Blackstone affiliate or third party (e.g., a third-party manager or operating partner) of operational services); (d) operational services (i.e., general management of day to day operations), including, without limitation, personnel, construction management (such as management of general contractors on capital projects), leasing services (such as leasing strategy, management of third party brokers, negotiation of major leases and negotiation of leases), project management (such as management of development projects, project design and execution, vendor management, and turnkey services); (e) risk management (tax and treasury); (f) transaction support services (including, without limitation, acquisition support; customer due diligence and related onboarding; liquidation; reporting; managing relationships with brokers, banks and other potential sources of investments, identifying potential investments, coordinating with investors, assembling relevant information, conducting financial and market analyses and modelling, coordinating closing/post-closing procedures for acquisitions, dispositions and other transactions, coordinating design and development works (such as recommending and implementing design decisions); and providing diligence and negotiation support to acquire the same; marketing and distribution, overseeing brokers, lawyers, accountants and other advisors, working with consultants and third parties to pursue entitlements; providing in-house legal, ESG and accounting services, assisting with due diligence, preparation of project feasibilities, site visits, transaction consulting and specification of technical analysis and review of (i) design and structural work, (ii) certifications, (iii) operations and maintenance manuals and (iv) statutory documents); (g) insurance procurement, placement, brokerage and consulting services; and (h) other services. Similarly, Blackstone Credit & Insurance, Other Clients and their portfolio companies can be expected to engage portfolio companies of the Company to provide some or all of these services. Some of the services performed by portfolio company service providers could also be performed by Blackstone Credit & Insurance from time to time and vice versa. Fees paid by the Company or its portfolio companies to or value created by other portfolio company service providers do not reduce the management fee payable by the Company and are not otherwise shared with the Company. In certain circumstances, Blackstone can be expected to play a substantial role in overseeing the personnel of portfolio company service providers that provide services to the Company, Other Clients and/or their portfolio companies on an ongoing basis, including with respect to the selection, hiring, retention and compensation of such personnel. For example, Blackstone expects that certain portfolio company service providers, as described below, with Blackstone's oversight, will establish a team of personnel to provide support services exclusively to the Company and its portfolio companies (and/or other investment funds or accounts managed or controlled by Blackstone). Further, Blackstone has multiple business lines, which may result in competition with a portfolio company for high performing executive talent and presents actual and potential conflicts of interest. For example, Blackstone may "poach" a portfolio company executive, or such executive may interview with Blackstone during the applicable contractual period with respect to such person's existing position and later be hired by Blackstone after such period. A portfolio company may want to retain such executives or other employees, and regardless, Blackstone is under no obligation to avoid interviewing or hiring such employees.

Portfolio companies of the Company and Other Clients some of which can be expected to provide services to the Company and its portfolio companies include, without limitation, the following, and could include additional portfolio companies that might be formed or acquired in the future:

BTIG. BTIG, LLC (**"BTIG"**) is a global financial services firm in which certain Blackstone entities own a strategic minority investment. BTIG provides institutional trading, investment banking, research and related brokerage services.

CoreTrust. On September 30, 2022, certain Blackstone private equity funds and related entities closed the previously announced acquisition of a majority interest in CoreTrust (the **"CoreTrust Acquisition"**), a group purchasing organization that provides purchasing services to member companies, which includes portfolio companies owned, in whole or in part, by certain Blackstone-managed funds. CoreTrust is expected to provide group purchasing services to the Company, portfolio companies, Other Clients and Blackstone. Generally, CoreTrust generates revenue from vendors based on a percentage of the amount of products or services purchased by its member companies and benefit plans maintained by its member companies. CoreTrust has historically shared a portion of the revenue generated through purchases made by Blackstone portfolio companies and paid Blackstone a consulting fee. Blackstone stopped accepting such revenue sharing arrangements and consulting fee upon the closing of the CoreTrust Acquisition. However, Blackstone may in its sole discretion reinstitute such or similar revenue sharing arrangements with CoreTrust in the future. In addition, prior to the CoreTrust Acquisition, CoreTrust generated revenue in respect of certain portfolio companies (the **"Applicable Portfolio Companies"**) from certain health and welfare benefit plan-related vendors (the **"Applicable Vendors"**). For legal and regulatory reasons, following the CoreTrust Acquisition, CoreTrust is limited in its ability to generate revenue from the Applicable Vendors in respect of portfolio companies' health benefit plans based on a percentage of the amount of products or services purchased by such plans. As a result, for Applicable Portfolio Companies and other portfolio companies that become CoreTrust members, CoreTrust intends to rebate all revenue received from Applicable Vendors to each such Portfolio Company's applicable benefit plan. CoreTrust also intends to enter into with each Applicable Portfolio Company (and with other portfolio companies that become CoreTrust members) a separate agreement that will include the payment of an access fee in return for allowing such portfolio companies to use the goods and services provided by the Applicable Vendors through CoreTrust. The amount of the access fee will generally be determined either as a percentage of total company revenues or as a fixed fee (in each case subject to periodic review by CoreTrust and the Applicable Portfolio Company) and might not be subject to benchmarking, and the access fee could be greater or less than the amount of the revenue that CoreTrust previously generated from Applicable Vendors.

Optiv. Optiv Security, Inc. is a portfolio company held by certain Blackstone private equity funds that provides a full slate of information security services and solutions.

PSAV. PSAV, Inc. is a portfolio company held by certain Blackstone private equity funds that provides outsourced audiovisual services and event production.

Refinitiv. On October 1, 2018, a consortium led by Blackstone announced that private equity funds managed by Blackstone had completed an acquisition of Thomson Reuters' Financial & Risk business (**"Refinitiv"**). On January 29, 2021, Refinitiv was sold to London Stock Exchange Group (**"LSEG"**), with Blackstone private equity funds receiving a minority stake in LSEG. Refinitiv operates a pricing service that provides valuation services and may provide goods and services for the Company and its portfolio companies.

Kryalos. Blackstone through one or more of its funds has made a minority investment in Kryalos, an operating partner in certain real estate investments made by Other Clients.

Peridot Financial Services ("Peridot") and Global Supply Chain Finance ("GSCF"). Blackstone through one or more of its funds has made majority investments into Peridot and GSCF, which provide supply chain financing and accounts receivable services globally.

RE Tech Advisors ("RE Tech"). Blackstone through one or more of its funds has made a majority investment in RE Tech, an energy audit/consulting firm that identifies and implements energy efficiency programs, calculates return on investment and tracks performance post-completion.

Legence (f.k.a Therma Holdings) ("Legence"). Legence is a portfolio company held by certain Blackstone private equity funds that provides carbon reduction and energy management services.

Revantage. Revantage is a portfolio entity of certain Blackstone Clients that provides corporate support services, including, without limitation, accounting, legal, tax, treasury, information technology and human resources and operational services and management services.

There may be instances where current and former employees of Other Clients' portfolio companies are seconded to or temporarily hired by the Company's portfolio companies or, at times, the Company's investments directly. Such secondments or temporary hiring of current and former employees of Other Clients' portfolio companies by the Company's portfolio companies (or its investments) may result in a potential conflict of interest between the Company's portfolio companies and those of such Other Clients. The costs of such employees are expected to be borne by the Company or its relevant portfolio companies, as applicable, and the fees paid by the Company or such portfolio companies to, other portfolio company service providers or vendors do not offset or reduce the management fee.

The Company and its portfolio companies will compensate one or more of these service providers and vendors owned by the Company or Other Clients, including through incentive based compensation payable to their management teams and other related parties. The incentive based compensation paid with respect to a portfolio company or asset of the Company or Other Clients will vary from the incentive based compensation paid with respect to other portfolio companies and assets of the Company and Other Clients; as a result the management team or other related parties can be expected to have greater incentives with respect to certain assets and portfolio companies relative to others, and the performance of certain assets and portfolio companies can be expected to provide incentives to retain management that also service other assets and portfolio companies. Some of these service providers and vendors owned or controlled by the Company or Other Clients may charge the Company and its portfolio companies for goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates under *"—Firm Affiliated Service Providers"* herein applies equally in respect of the fees and expenses of the portfolio company service providers, if charged at rates generally consistent with those available in the market. Other service providers and vendors owned and/or controlled by the Company or Other Clients pass through expenses on a cost reimbursement, no-profit or break-even basis, in which case the service provider allocates costs and expenses directly associated with work performed for the benefit of the Company and its portfolio companies to them, along with any related tax costs and an allocation of the service provider's overhead, including any of the following: salaries, wages, benefits and travel expenses; marketing and advertising fees and expenses; legal, accounting and other professional fees and disbursements; office space and equipment; insurance premiums; technology expenditures, including hardware and software costs; costs to engage recruitment firms to hire employees; diligence expenses; one-time costs, including costs related to building-out and winding-down a portfolio company; costs that are of a limited duration or non-recurring (such as start-up or technology build-up costs, one-time technology and systems implementation costs, employee on-boarding and severance payments, and readiness of initial public offerings and other infrastructure costs); taxes; and other operating and capital expenditures. Any of the foregoing costs (including in prior periods, such as where any such costs are amortized over an extended period), although allocated in a particular period, will, in certain circumstances, relate to activities occurring outside the period, and further will, in certain circumstances, be of a general and administrative nature that is not specifically related to particular services, and therefore the Company could pay more than its *pro rata* portion of fees for services. In addition, in certain circumstances, Blackstone also relies on the management team of a portfolio company with respect to the determination of costs and expenses and allocation thereof and does not oversee or participate in such determinations or allocations. Moreover, to the extent a portfolio company uses an allocated cost model with respect to fees, costs and expenses, such fees, costs and expenses are typically estimated and/or accrued quarterly (or on another regular periodic basis) but not finalized until year-end and as a result, such year-end true-up is subject to fluctuation and increases such that for a given year, the year-end cumulative amount with respect to fees, costs and expenses may be greater than the sum of the quarterly estimates (or other periodic estimates where applicable) and/or accruals and therefore the Company could bear more fees, costs and expenses at year-end than had been anticipated throughout the year. The allocation of overhead among the entities and assets to which services are provided can be expected to be based on any of a number of different methodologies, including, without limitation, "cost" basis as described above, "time-allocation" basis, "per unit" basis, "per square footage" basis or "fixed percentage" basis, and the particular methodology used to allocate such overhead among the entities and assets to which services are provided are expected to vary depending on the types of services provided and the applicable asset class involved, and could, in certain circumstances, change from one period to another. There can be no assurance that a different manner of allocation would result in the Company and its portfolio companies bearing less or more costs and expenses. In addition, a portfolio company that uses a "cost" basis methodology may, in certain circumstances, change its allocation methodology, for example, to charging a flat fee for a particular service or instance (or vice versa) or to another methodology described herein or otherwise, and such changes may increase or reduce the amounts received by such portfolio companies for the same services, and shareholders will not necessarily be entitled to receive notice or disclosure of such changes in allocation methodology. In certain instances, particularly where such service providers and vendors are located in Europe or Asia, such service providers and vendors will charge the Company and its portfolio companies for goods and services at cost plus a percentage of cost for transfer pricing or other tax, legal, regulatory, accounting or other reasons or even decide to amortize any costs or expenses to address accounting or operational considerations. Further, the Company and its portfolio companies may compensate one or more of these service providers and vendors owned by the Company or Other Clients through incentive-based compensation payable to their management teams and other related parties. The incentive-based compensation paid with respect to a portfolio company or asset of the Company or Other Clients will vary from the incentive based compensation paid with respect to other portfolio companies and assets of the Company and Other Clients; as a result the management team or other related parties can be expected to have greater incentives with respect to certain assets and portfolio companies relative to others, and the performance of certain assets and portfolio companies could provide incentives to retain management that also service other assets and portfolio companies. Blackstone Credit & Insurance will not always perform or obtain benchmarking analysis or third-party verification of expenses with respect to services provided on a cost reimbursement, no profit or break even basis, or in respect of incentive-based compensation. There can be no assurances that amounts charged by portfolio company service providers that are not controlled by the Company or Other Clients will be consistent with market rates or that any benchmarking, verification or other analysis will be performed with respect to such charges. If benchmarking is performed, the related expenses will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fee. A portfolio company service provider will, in certain circumstances, subcontract certain of its responsibilities to other portfolio companies. In such circumstances, the relevant subcontractor could invoice the portfolio company for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio company, if charging on a cost reimbursement, no-profit or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above. Similarly, Other Clients, their portfolio companies and Blackstone Credit & Insurance can be expected to engage portfolio companies of the Company to provide services, and these portfolio companies will generally charge for services in the same manner described above, but the Company and its portfolio companies generally will not be reimbursed for any costs (such as start-up costs or technology build-up costs) relating to such portfolio companies incurred prior to such engagement. Some of the services performed by these service providers could also be performed by Blackstone Credit & Insurance from time to time and vice versa. Fees paid by the Company or its portfolio companies to these service providers do not the management fee payable to the Adviser.

Where compensation paid to an affiliated service provider from the Company or its portfolio company is based on market rates, such compensation will not be based on the cost incurred by the applicable service provider and therefore will likely result in a profit to such service provider. In the event the service provider is an affiliate of Blackstone Credit & Insurance, Blackstone Credit & Insurance experiences a conflict of interest in determining the terms of any such engagement. There can be no assurance that an unaffiliated third party would not charge a lesser rate.

Service Providers, Vendors and Other Counterparties Generally. Certain third party advisors and other service providers and vendors or their affiliates to the Company and its portfolio companies (including accountants, administrators, paying agents, depositories, lenders, bankers, brokers, attorneys, consultants, title agents and investment or commercial banking firms) are owned by the Firm, the Company or Other Clients or provide goods or services to, or have other business, personal, financial or other relationships with, the Firm, the Other Clients and their respective portfolio companies and affiliates and personnel. Such advisors and service providers referred to above could be investors in the Company, affiliates of the Adviser, sources of financing and investment opportunities or co-investors or commercial counterparties or entities in which the Firm and/or Other Clients have an investment, and payments by the Company and/or such entities can be expected to indirectly benefit the Firm, the Other Clients and their respective portfolio companies or any affiliates or personnel. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to the Company and its portfolio companies could have other commercial or personal relationships with the Firm, Other Clients and their respective portfolio companies, or any affiliates, personnel or family members of personnel of the foregoing. Although the Firm selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally greater in the case of service providers and vendors that have other relationships to the Firm), the relationship of service providers and vendors to the Firm as described above will influence the Firm in deciding whether to select, recommend or form such an advisor or service provider to perform services for the Company, subject to applicable law, or a portfolio company, the cost of which will generally be borne directly or indirectly by the Company and can be expected to incentivize the Firm to engage such service provider over a third party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to pay such service providers and vendors higher fees or commissions, resulting in higher fees and expenses being borne by the Company, than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in a service provider or vendor; the Firm can be expected to also have an incentive to invest in or create service providers and vendors to realize on these opportunities.

The Firm has a practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to the Firm itself compared to those it enters into on behalf of the Company and its portfolio companies for the same services. However, legal fees for unconsummated transactions are often charged at a discounted rate, such that if the Company and its portfolio companies consummate a higher percentage of transactions with a particular law firm than the Firm, the Company, Other Clients and their portfolio companies, the shareholders could indirectly pay a higher net effective rate for the services of that law firm than the Firm, the Company or Other Clients or their portfolio companies. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by the Company and its portfolio companies are different from those used by the Firm, Other Clients and their portfolio companies, and their affiliates and personnel, the Company and its portfolio companies can be expected to pay different amounts or rates than those paid by such other persons. Similarly, the Firm, the Company, the Other Clients and their portfolio companies and affiliates can be expected to enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty will, in certain circumstances, charge lower rates (or no fee) or provide discounts or rebates for such counterparty's products or services depending on certain factors, including without limitation the volume of transactions entered into with such counterparty by the Firm, the Company and its investment and/or portfolio companies in the aggregate or other factors.

Subject to applicable law, the Company, Other Clients and their portfolio companies are expected to enter into joint ventures with third parties to which the service providers and vendors described above will, in certain circumstances, provide services. In some of these cases, the third party joint venture partner may be permitted to negotiate to not pay its *pro rata* share of fees, costs and expenses to be allocated as described above, in which case the Company, Other Clients and their portfolio companies that also use the services of the portfolio company service provider will, directly or indirectly, pay the difference, or the portfolio company service provider will bear a loss equal to the difference.

The Firm might, from time to time, encourage service providers to funds and investments to use, generally at market rates and/or on arm's length terms (and/or on the basis of best execution, if applicable), the Firm-affiliated service providers in connection with the business of the Company, portfolio companies, and unaffiliated entities. This practice creates a conflict of interest because it provides an indirect benefit to the Firm in the form of added business for the Firm-affiliated service providers without any reduction to the Company's management fee.

Certain portfolio companies that provide services to the Company, Other Clients and/or portfolio companies or assets of the Company and/or Other Clients could be transferred between and among the Company and/or Other Clients (where the Company may be a seller or a buyer in any such transfer) for minimal or no consideration (based on a third-party valuation confirming the same). Such transfers may give rise to actual or potential conflicts of interest for Blackstone Credit & Insurance.

Firm Affiliated Service Providers. Certain of the Company's, the Firm's and/or portfolio companies' advisers and other service providers, or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, and investment or commercial banking firms) also provide goods or services to, or have business, personal, financial or other relationships with, the Firm, its affiliates and portfolio companies. Such advisers and service providers (or their affiliates) may be investors in the Company, affiliates of the Firm, sources of investment opportunities, co-investors, commercial counterparties and/or portfolio companies in which the Firm and/or the Company has an investment. Accordingly, payments by the Company and/or such entities may indirectly benefit the Company and/or its affiliates, including the Firm and Other Clients. No fees charged by these service providers and vendors will reduce the management fees payable to the Adviser. Furthermore, the Firm, the Other Clients and their portfolio companies and their affiliates and related parties will use the services of these Firm affiliates, including at different rates. Although the Firm believes the services provided by its affiliates are equal or better than those of third parties, the Firm directly benefits from the engagement of these affiliates, and there is therefore an inherent conflict of interest such as those described above.

Because the Firm has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio companies can engage to provide underwriting and capital market advisory services, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. To the extent Blackstone determines appropriate, conflict mitigation strategies would be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser. Service providers affiliated with the Firm, which are generally expected to receive competitive market rate fees (as determined by the Adviser or its affiliates) with respect to certain investments, include:

a. **Aquicore**. Aquicore is a cloud-based platform that tracks, analyzes and predicts key metrics in real estate, focused on the reduction of energy consumption. Blackstone holds a minority investment in Aquicore.

b. **Equity Healthcare**. Equity Healthcare LLC (**"Equity Healthcare"**) is a Blackstone affiliate that negotiates with providers of standard administrative services and insurance carriers for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, which include unaffiliated third parties, Equity Healthcare is able to negotiate pricing terms that are believed to be more favorable than those that the portfolio companies could obtain for themselves on an individual basis. The fees received by Equity Healthcare in connection with services provided to investments will not reduce the management fee payable by the Company.

c. **LNLS**. Lexington National Land Services (**"LNLS"**) is a Blackstone affiliate that (i) acts as a title agent in facilitating and issuing title insurance, (ii) provides title support services for title insurance underwriters and (iii) acts as escrow agent in connection with investments by the Company, Other Clients and their portfolio companies, affiliates and related parties, and third parties. In exchange for such services LNLS earns fees which would have otherwise been paid to third parties. If LNLS is involved in a transaction in which the Company participates, Blackstone will benchmark the relevant costs to the extent market data is available except when LNLS is providing such services in a state where the insurance premium or escrow fee, as applicable, is regulated by the state or when LNLS is part of a syndicate of title insurance companies where the insurance premium is negotiated by other title insurance underwriters or their agents.

d. **Refinitiv**. See "—*Portfolio Company Service Providers and Vendors*" above.

In addition, Blackstone acquired a 9.9% interest in Corebridge, and in connection therewith has entered into a long-term asset management partnership with certain subsidiaries and/or affiliates of Corebridge to serve as the exclusive external manager with respect to certain asset classes within their investment portfolio, for compensation. While Blackstone will not control Corebridge, the aforementioned investment in Corebridge and asset management arrangements could incentivize Blackstone to cause (and Blackstone will benefit indirectly from causing) the Company and/or its portfolio companies to engage Corebridge or its affiliates (including Corebridge Financial, Inc. and its other affiliates and subsidiaries) to provide various services and engage in other transactions and otherwise present conflicts of interests as a result of Blackstone's interest and relationship therewith.

Certain Blackstone-affiliated service providers and their respective personnel will receive a management promote, an incentive fee and other performance-based compensation in respect of investments, sales or other transaction volume. Furthermore, Blackstone-affiliated service providers can be expected to charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses).

In connection with such relationships, Blackstone Credit & Insurance and, if required by applicable law, the Board of Trustees, will make determinations of competitive market rates based on its consideration of a number of factors, which are generally expected to include Blackstone Credit & Insurance's experience with non-affiliated service providers, benchmarking data and other methodologies determined by Blackstone Credit & Insurance to be appropriate under the circumstances (i.e., rates that fall within a range that Blackstone Credit & Insurance has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms and in certain circumstances, is expected to be in the top of the range). In respect of benchmarking, while Blackstone Credit & Insurance often obtains benchmarking data regarding the rates charged or quoted by third parties for services similar to those provided by Blackstone Credit & Insurance affiliates in the applicable market or certain similar markets, relevant comparisons would not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., different assets could receive different services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset by asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then invested in by the Company (such as location or size), or the particular characteristics of services provided. Further, it could be difficult to identify comparable third-party service providers that provide services of a similar scope and scale as the Firm-affiliated service providers that are the subject of the benchmarking analysis or to obtain detailed information about pricing of a service comparable to that being provided to the Company from third-party service providers if such service providers anticipate that Blackstone will not in fact engage their services. For these reasons, such market comparisons would not necessarily result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fee. Finally, in certain circumstances Blackstone Credit & Insurance may determine that third party benchmarking is unnecessary, including in circumstances where the price for a particular good or service is mandated by law (e.g., title insurance in rate regulated states) or because in Blackstone Credit & Insurance's view no comparable service provider offering such good or service (or an insufficient number of comparable service providers for a reasonable comparison) exists or because Blackstone Credit & Insurance has access to adequate market data (including from third party clients of the Firm-affiliated service provider that is the subject of the benchmarking analysis) to make the determination without reference to third party benchmarking. For example, in certain circumstances a Firm-affiliated service provider or a portfolio company service provider could provide services to third parties, in which case if the rates charged to such third parties are consistent with the rates charged to the Company, Other Clients and their respective portfolio companies, then a separate benchmarking analysis of such rates is not expected to be prepared. Some of the services performed by Firm-affiliated service providers could also be performed by the Firm from time to time and vice versa. Fees paid by the Company or its portfolio companies to or value created in Firm affiliated service providers or vendors do not reduce the management fee. These conflicts related to Firm-affiliated service providers will not necessarily be resolved in favor of the Company, and shareholders might not be entitled to receive notice or disclosure of the occurrence of these conflicts.

Advisers and service providers, or their affiliates, often charge different rates, including below-market or no fee, or have different arrangements for different types of services. With respect to service providers, for example, the fee for a given type of work could vary depending on the complexity of the matter as well as the expertise required and demands placed on the service provider. Therefore, to the extent the types of services used by the Company and/or portfolio companies differ from those used by the Firm and its affiliates (including personnel), Blackstone Credit & Insurance and/or Blackstone or their respective affiliates (including personnel) potentially will pay different amounts or rates than those paid by the Company and/or portfolio companies. However, Blackstone Credit & Insurance and its affiliates have a longstanding practice of not entering into any arrangements with advisers or service providers that could provide for lower rates or discounts than those available to the Company, Other Clients and/or portfolio companies for the same services. Furthermore, it is possible that certain advisers and service providers will provide services exclusively to the Firm and its affiliates, including the Company, Other Clients and their portfolio companies, although such advisers and service providers would not be considered employees of Blackstone or Blackstone Credit & Insurance. Similarly, Blackstone, Blackstone Credit & Insurance, each of their respective affiliates, the Company, the Other Clients and/or their portfolio companies, can enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty would charge lower rates (or no fee) and/or provide discounts or rebates for such counterparty's products and/or services depending on certain factors, including volume of transactions entered into with such counterparty by the Firm, its affiliates, the Company, the Other Clients and their portfolio companies in the aggregate.

In addition, investment banks or other financial institutions, as well as certain Blackstone employees, are expected to also be investors in the Company. These institutions and employees are a potential source of information and ideas that could benefit the Company. Blackstone has procedures in place reasonably designed to prevent the inappropriate use of such information by the Company.

Transactions with Portfolio Companies. The Firm and portfolio companies of the Company and Other Clients operate in multiple industries and provide products and services to or otherwise contract with the Company and its portfolio companies, among others. In the alternative, the Firm could form a joint venture with such a company to implement such referral arrangement. For example, such arrangements could include the establishment of a joint venture or other business arrangement between the Firm, on the one hand, and a portfolio company of the Company, portfolio company of an Other Client or third party, on the other hand, pursuant to which the joint venture or business provides services (including, without limitation, corporate support services, loan management services, management services, operational services, ongoing account services (e.g., interacting and coordinating with banks generally and with regard to their know your client requirements), risk management services, data management services, consulting services, brokerage services, sustainability and clean energy consulting services, insurance procurement, placement, brokerage and consulting services, and other services) to portfolio companies of the Company (and portfolio companies of Other Clients) that are referred to the joint venture or business by the Firm. The Firm, the Company and Other Clients and their respective portfolio companies and personnel and related parties of the foregoing can be expected to make referrals or introductions to the Company or portfolio companies of the Company or Other Clients in an effort, in part, to increase the customer base of such companies or businesses (and therefore the value of the investment held by the Company or Other Client, which would also benefit the Firm financially through its participation in such joint venture or business) or because such referrals or introductions will, in certain circumstances, result in financial benefits, such as cash payments, additional equity ownership, participation in revenue share and/or milestones benefiting the referring or introducing party that are tied or related to participation by the portfolio companies of the Company and/or of Other Clients, accruing to the party making the introduction. Such joint venture or business could use data obtained from such portfolio companies (see *"Data"* elsewhere herein). Furthermore, such introductions or referrals could involve the transfer of certain personnel or employees among Blackstone and the Company's portfolio companies and Other Clients which might result in a termination fee or similar payments being due and payable from one such entity to another. The Company and the shareholders typically will not share in any fees, economics, equity or other benefits accruing to the Firm, Other Clients and their portfolio companies as a result of the introduction of the Company and its portfolio companies. Moreover, payments made to the Firm in connection with such arrangements will not reduce the management fee payable to the Adviser. There could, however, be instances in which the applicable arrangements provide that the Company or its portfolio companies share in some or all of any resulting financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) based on structures and allocation methodologies determined in the sole discretion of the Firm. Conversely, where the Company or one of its portfolio companies is the referring or introducing party, rather than receiving all of the financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) for similar types of referrals and/or introductions, such financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) could be similarly shared with the participating Other Clients or their respective portfolio companies.

The Firm is also permitted to enter into commercial relationships with third party companies, including those in which the Company considered making an investment (but ultimately chose not to pursue). For example, the Firm could enter into an introducer engagement with such company, pursuant to which the Firm introduces the company to unaffiliated third parties (which can include current and former portfolio companies and portfolio companies of Other Clients and/or their respective employees) in exchange for a fee from, or equity interest in, such company. Even though the Firm could benefit financially from this commercial relationship, the Firm will be under no obligation to reimburse the Company for Broken Deal Expenses incurred in connection with its consideration of the prospective investment and such arrangements will not be subject to the management fee payable to the Adviser and otherwise described herein.

Additionally, the Firm or an affiliate thereof will from time to time hold equity or other investments in companies or businesses (even if they are not "affiliates" of the Firm) that provide services to or otherwise contract with portfolio companies. Blackstone and Blackstone Credit & Insurance have in the past entered (and can be expected in the future to enter) into relationships with companies in the information technology, corporate services and related industries whereby Blackstone acquires an equity or similar interest in such company. In connection with such relationships, Blackstone and/or Blackstone Credit & Insurance reserves the right to also make referrals and/or introductions to portfolio companies (which could result in financial incentives (including additional equity ownership) and/or milestones benefitting Blackstone and/or Blackstone Credit & Insurance that are tied or related to participation by portfolio companies). Such joint venture or business could use data obtained from portfolio companies of the Company and/or portfolio companies of Other Clients. These arrangements are expected to be entered into without the consent or direct involvement of the Company. The Company and the shareholders will not share in any fees or economics accruing to Blackstone and/or Blackstone Credit & Insurance as a result of these relationships and/or participation by portfolio companies.

With respect to transactions or agreements with portfolio companies (including, for the avoidance of doubt, long-term incentive plans), at times if officers unrelated to the Firm have not yet been appointed to represent a portfolio company, the Firm is permitted to negotiate and execute agreements between the Firm and/or the Company on the one hand, and the portfolio company or its affiliates, on the other hand, without arm's length representation of the portfolio company, which could entail a conflict of interest in relation to efforts to enter into terms that are arm's length. Among the measures the Firm can be expected to use to mitigate such conflicts are to involve outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms, or establish separate groups with information barriers within the Firm to advise on each side of the negotiation.

Related Party Leasing. Subject to applicable law, the Company and its portfolio companies may lease property to or from Blackstone, Other Clients and their portfolio companies and affiliates and other related parties. The leases are generally expected to, but might not always, be at market rates. Blackstone can be expected to confirm market rates by reference to other leases it is aware of in the market, which Blackstone expects to be generally indicative of the market given the scale of Blackstone's real estate business. Blackstone can be expected to, but might not always, nonetheless have conflicts of interest in making these determinations, and with regard to other decisions related to such assets and investments. There can be no assurance that the Company and its portfolio companies will lease to or from any such related parties on terms as favorable to the Company and its portfolio companies as would apply if the counterparties were unrelated.

Cross-Guarantees and Cross-Collateralization. While Blackstone Credit & Insurance generally seeks to use reasonable efforts to avoid cross-guarantees and other similar arrangements, a counterparty, lender or other participant in any transaction to be pursued by the Company other than alternative investment vehicles and/or the Other Clients could require or prefer facing only one fund entity or group of entities, which can result in any of the Company, such Other Clients, the portfolio companies, such Other Clients' portfolio companies and/or other vehicles being jointly and severally liable for such applicable obligation (subject to any limitations set forth in the applicable governing documents thereof), which in each case could result in the Company, such Other Clients, such portfolio companies and portfolio companies, and/or vehicles entering into a back-to-back or other similar reimbursement agreement, subject to applicable law. In such situation, better financing terms could be available through a cross-collateralized arrangement, but it is not expected that any of the Company or such Other Clients or vehicles would be compensated (or provide compensation to the other) for being primarily liable vis-à-vis such third party counterparty. Also, it is expected that cross-collateralization will generally occur at portfolio companies rather than the Company for obligations that are not recourse to the Company except in limited circumstances such as "bad boy" events. Any cross-collateralization arrangements with Other Clients could result in the Company losing its interests in otherwise performing investments due to poorly performing or non-performing investments of Other Clients in the collateral pool.

Similarly, a lender could require that it face only one portfolio company of the Company and Other Clients, even though multiple portfolio companies of the Company and Other Clients benefit from the lending, which will typically result in (i) the portfolio company facing the lender being solely liable with respect to the entire obligation, and therefore being required to contribute amounts in respect of the shortfall attributable to other portfolio companies, and (ii) portfolio companies of the Company and Other Clients being jointly and severally liable for the full amount of the obligation, liable on a cross-collateralized basis or liable for an equity cushion (which cushion amount can vary depending upon the type of financing or refinancing (e.g., cushions for refinancings could be smaller)). The portfolio companies of the Company and Other Clients benefiting from a financing may enter into a back-to-back or other similar reimbursement agreements whereby each agrees that no portfolio company bears more than its *pro rata* portion of the debt and related obligations. It is not expected that the portfolio companies would be compensated (or provide compensation to other portfolio companies) for being primarily liable, or jointly liable, for other portfolio companies *pro rata* share of any financing**.**

Joint Venture Partners. The Company will from time to time enter into one or more joint venture arrangements with third party joint venture partners. Investments made with joint venture partners will often involve performance-based compensation and other fees payable to such joint venture partners, as determined by the Adviser in its sole discretion. The joint venture partners could provide services similar to those provided by the Adviser to the Company. Yet, no compensation or fees paid to the joint venture partners would reduce the management fees payable by the Company. Additional conflicts would arise if a joint venture partner is related to the Firm in any way, such as a limited partner investor in, lender to, a shareholder of, or a service provider to the Firm, the Company, Other Clients, or their respective portfolio companies, or any affiliate, personnel, officer or agent of any of the foregoing.

Group Procurement; Discounts. The Company, subject to applicable law, and certain portfolio companies will enter into agreements regarding group procurement (including, but not limited to, CoreTrust, an independent group purchasing organization), benefits management, purchase of title and/or other insurance policies (which can be expected to include brokerage and/or placement thereof, and will from time to time be pooled across portfolio companies and discounted due to scale, including through sharing of deductibles and other forms of shared risk retention) from a third party or an affiliate of Blackstone Credit & Insurance and/or Blackstone, and other operational, administrative or management related initiatives. The Firm will allocate the cost of these various services and products purchased on a group basis among the Company, Other Clients and their portfolio companies. Some of these arrangements result in commissions, discounts, rebates or similar payments to Blackstone Credit & Insurance and/or Blackstone or their affiliates (including personnel), or Other Clients and their portfolio companies, including as a result of transactions entered into by the Company and its portfolio companies and/or related to a portion of the savings achieved by the portfolio companies. Such commissions or payment will not reduce the management fee. The Firm can be expected to also receive consulting, usage or other fees from the parties to these group procurement arrangements. To the extent that a portfolio company of an Other Client is providing such a service, such portfolio company and such Other Client will benefit. Further, the benefits received by a particular portfolio company providing the service could be greater than those received by the Company and its portfolio companies receiving the service. Conflicts exist in the allocation of the costs and benefits of these arrangements, and shareholders rely on the Adviser to handle them in its sole discretion.

Diverse Shareholder Group. The Company's shareholders are expected to be based in a wide variety of jurisdictions and take a wide variety of forms. The shareholders may have conflicting investment, tax and other interests with respect to their investments in the Company and with respect to the interests of investors in other investment vehicles managed or advised by the Adviser and Blackstone Credit & Insurance that may participate in the same investments as the Company. The conflicting interests of individual shareholders with respect to other shareholders and relative to investors in other investment vehicles would generally relate to or arise from, among other things, the nature of investments made by the Company and such other partnerships, the structuring or the acquisition of investments and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with the decisions made by the Adviser or Blackstone Credit & Insurance, including with respect to the nature or structuring of investments that may be more beneficial for one investor than for another investor, especially with respect to investors' individual tax situations. In addition, the Company may make investments that may have a negative impact on related investments made by the shareholders in separate transactions, such as credit investments that, by consequence of the exercise of remedies related to such investments, adversely impact equity-like investments in respect of those same issuers. In selecting and structuring investments appropriate for the Company, the Adviser or Blackstone Credit & Insurance will consider the investment and tax objectives of the Company and the shareholders (and those of investors in other investment vehicles managed or advised by the Adviser or Blackstone Credit & Insurance) as a whole, not the investment, tax or other objectives of any shareholder individually.

In addition, certain shareholders also may be investors in Other Clients, including supplemental capital vehicles and co-investment vehicles that invest alongside the Company in one or more investments, consistent with applicable law and/or any applicable SEC-granted order. Shareholders also might include affiliates of the Firm, such as Other Clients, affiliates of portfolio companies of the Company or Other Clients, charities, foundations or other entities or programs associated with Firm personnel and/or current or former Firm employees, the Firm's senior advisors and/or operating partners and any affiliates, funds or persons may also invest in the Company through the vehicles established in connection with the Firm's side-by-side co-investment rights, subject to applicable law, in each case, without being subject to management fees, and shareholders will not be afforded the benefits of such arrangements. Some of the foregoing Firm related parties are sponsors of feeder vehicles that could invest in the Company as shareholders. The Firm related sponsors of feeder vehicles generally charge their investors additional fees, including performance based fees, which could provide the Firm current income and increase the value of its ownership position in them. The Firm will therefore have incentives to refer potential investors to these feeder vehicles. All of these Firm related shareholders will have equivalent rights to vote and withhold consents as nonrelated shareholders. Nonetheless, the Firm could have the ability to influence, directly or indirectly, these Firm related shareholders.

It is also possible that the Company or its portfolio companies will be a counterparty (such counterparties dealt with on an arm's-length basis) or participant in agreements, transactions or other arrangements with a shareholder or an affiliate of a shareholder. Such transactions may include agreements to pay performance fees to operating partners, a management team and other related persons in connection with the Company's investment therein, which will reduce the Company's returns. Such shareholders described in the previous sentences may therefore have different information about the Firm and the Company than shareholders not similarly positioned. In addition, conflicts of interest may arise in dealing with any such shareholders, and the Adviser and its affiliates may not be motivated to act solely in accordance with its interests relating to the Company. Similar information disparity may occur as a result of shareholders monitoring their investments in vehicles such as the Company differently. For example, certain shareholders may periodically request from the Adviser information regarding the Company, its investments and/or portfolio companies that is not otherwise set forth in (or has yet to be set forth) in the reporting and other information required to be delivered to all shareholders. In such circumstances, the Adviser may provide such information to such shareholders, subject to applicable law and regulations. Unless required by applicable law, the Adviser will not be obligated to affirmatively provide such information to all shareholders (although the Adviser will generally provide the same information upon request and treat shareholders equally in that regard). As a result, certain shareholders may have more information about the Company than other shareholders, and, unless required by applicable law, the Adviser will have no duty to ensure all shareholders seek, obtain or process the same information regarding the Company, its investments and/or portfolio companies. Therefore, certain shareholders may be able to take actions on the basis of such information which, in the absence of such information, other shareholders do not take. Furthermore, at certain times the Firm may be restricted from disclosing to the shareholders material non-public information regarding any assets in which the Company invests, particularly those investments in which an Other Client or portfolio company that is publicly registered co-invests with the Company. In addition, investment banks or other financial institutions, as well as Firm personnel, may also be shareholders. These institutions and personnel are a potential source of information and ideas that could benefit the Company, and may receive information about the Company and its portfolio companies in their capacity as a service provider or vendor to the Company and its portfolio companies.

Possible Future Activities. The Firm and its affiliates are expected to expand the range of services that it provides over time. Except as provided herein, the Firm and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm and its affiliates have, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who might hold or might have held investments similar to those intended to be made by the Company. These clients could themselves represent appropriate investment opportunities for the Company or could compete with the Company for investment opportunities.

Restrictions Arising under the Securities Laws. The Firm's activities and the activities of Other Clients (including the holding of securities positions or having one of its employees on the board of directors of a portfolio company) could result in securities law restrictions on transactions in securities held by the Company, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments, or otherwise create conflicts of interest, any of which could have an adverse impact on the performance of the Company and thus the return to the shareholders.

The 1940 Act may limit the Company's ability to undertake certain transactions with or alongside its affiliates that are registered under the 1940 Act. As a result of these restrictions, the Company may be prohibited from executing "joint" transactions with the Company's 1940 Act registered affiliates, which could include investments in the same portfolio company (whether at the same or different times) or buying investments from, or selling them to, Other Clients. These limitations have the potential to limit the scope of investment opportunities that would otherwise be available to the Company.

We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Shareholders' Outside Activities. A shareholder shall be entitled to and can be expected to have business interests and engage in activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company and its portfolio companies, and can engage in transactions with, and provide services to, the Company or its portfolio companies (which will, in certain circumstances, include providing leverage or other financing to the Company or its portfolio companies as determined by the Adviser in its sole discretion). None of the Company, any shareholder or any other person shall have any rights by virtue of the Company's operative documents or any related agreements in any business ventures of any shareholder. The shareholder, and in certain cases the Adviser, will have conflicting loyalties in these situations.

Insurance. The Adviser will cause the Company to purchase, and/or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) for insurance to insure the Company and the Board of Trustees against liability in connection with the activities of the Company. This includes a portion of any premiums, fees, costs and expenses for one or more "umbrella," group or other insurance policies maintained by the Firm that cover the Company and one or more of the Other Clients, the Adviser, Blackstone Credit & Insurance and/or Blackstone (including their respective directors, officers, employees, agents, representatives, independent client representative (if any) and other indemnified parties). The Adviser will make judgments about the allocation of premiums, fees, costs and expenses for such "umbrella," group or other insurance policies among the Company, one or more Other Clients, the Adviser, Blackstone Credit & Insurance and/or Blackstone on a fair and reasonable basis, subject to approval by the Board of Trustees.

Technological and Scientific Innovations. Recent technological and scientific innovations have disrupted numerous established industries and those with incumbent power in them. As technological and scientific innovation continues to advance rapidly, it could impact one or more of the Company's strategies. Moreover, given the pace of innovation in recent years, the impact on a particular portfolio company might not have been foreseeable at the time the Company made such investment and could adversely impact the Company and/or its portfolio companies. Furthermore, Blackstone Credit & Insurance could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.

Additional Potential Conflicts of Interest. The officers, directors, members, managers, employees and personnel of the Adviser may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law or the Firm's policies, or otherwise determined from time to time by the Adviser. In addition, certain Other Clients may be subject to the 1940 Act or other regulations that, due to the role of the Firm, could restrict the ability of the Company to buy investments from, to sell investments to or to invest in the same securities as, such Other Clients. Such regulations may have the effect of limiting the investment opportunities available to the Company. In addition, as a consequence of Blackstone's status as a public company, the officers, directors, members, managers and personnel of the Adviser may take into account certain considerations and other factors in connection with the management of the business and affairs of the Company and its affiliates that would not necessarily be taken into account if Blackstone were not a public company. The directors of Blackstone have fiduciary duties to shareholders of the public company that may conflict with their duties to the Company. Finally, although the Firm believes its positive reputation in the marketplace provides benefit to the Company and Other Clients, the Adviser could decline to undertake investment activity or transact with a counterparty on behalf of the Company for reputational reasons, and this decision could result in the Company foregoing a profit or suffering a loss.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

As an externally managed closed-end management investment company that has elected to be treated as a BDC under the 1940 Act, our day-to-day operations are managed by the Adviser, Administrator and our executive officers under the oversight of our Board of Trustees. Our executive officers are senior Blackstone Credit & Insurance professionals and each of the Adviser and Administrator is a subsidiary of Blackstone. As such, we are reliant on Blackstone for assessing, identifying and managing material risks to our business from cybersecurity threats. Below are details Blackstone has provided to us regarding its cybersecurity program that are relevant to us.

Blackstone maintains a comprehensive cybersecurity program, including policies and procedures designed to protect its systems, operations, and the data entrusted to it, including by us and the Adviser, from anticipated threats or hazards. Blackstone utilizes a variety of protective measures as a part of its cybersecurity program. These measures include, where appropriate, physical and digital access controls, patch management, identity verification and mobile device management software, annual employee cybersecurity awareness and best practices training programs, security baselines and tools to report anomalous activity, and monitoring of data usage, hardware and software.

Blackstone tests its cybersecurity defenses regularly through automated and manual vulnerability scanning, to identify and remediate critical vulnerabilities. In addition, it conducts annual "white hat" penetration tests to validate its security posture. Blackstone examines its cybersecurity program every two to three years with third parties, evaluating its effectiveness in part by considering industry standards and established frameworks, such as the National Institute of Standards and Technology and Center for Internet Security, as guidelines. Further, Blackstone engages in cyber incident tabletop exercises and scenario planning exercises involving hypothetical cybersecurity incidents to test its cyber incident response processes. Blackstone's Chief Security Officer (the **"CSO"**) and members of Blackstone's senior management, Legal and Compliance, Technology and Innovations (**"BXTI"**), and Global Corporate Affairs participate in these exercises. Learnings from these tabletop exercises and any events Blackstone experiences are reviewed, discussed, and incorporated into its cybersecurity framework as appropriate.

In addition to Blackstone's internal exercises to test aspects of its cybersecurity program, Blackstone periodically engages independent third parties to analyze data on the interactions of users of Blackstone information technology resources, including Blackstone employees, and conduct penetration tests and scanning exercises to assess the performance of Blackstone's cybersecurity systems and processes.

Blackstone has a comprehensive Security Incident Response Plan (the **"IRP"**) designed to inform the proper escalation (including, as appropriate, to our senior management) of non-routine suspected or confirmed information security or cybersecurity events based on the expected risk an event presents. As appropriate, a Security Incident Response Team composed of individuals from several internal technical and managerial functions may be formed to investigate and remediate the event and determine the extent of external advisor support required, including from external counsel, forensic investigators, and/or law enforcement. The IRP sets out ongoing monitoring or remediating actions to be taken after resolution of an incident. The IRP is reviewed at least annually by Blackstone's CSO and members of BXTI and Blackstone's Legal and Compliance.

Blackstone maintains a formal cybersecurity risk management process and cybersecurity risk register, designed to track cybersecurity risks at the firm, and integrates these processes into the firm's overall risk management practices described above. Blackstone's CSO periodically discusses and reviews cybersecurity risks and related mitigants with its enterprise risk committee and incorporates relevant cybersecurity risk updates and metrics in the semi-annual enterprise-wide risk management report.

Blackstone has a process designed to assess, the cybersecurity risks associated with the engagement of third-party vendors, including those of companies externally managed by Blackstone such as us. This assessment is conducted on the basis of, among other factors, the types of services provided, and the extent and type of Blackstone data accessed or processed by a third-party vendor. On the basis of its preliminary risk assessment of a third-party vendor, Blackstone may conduct further cybersecurity reviews or request remediation of, or contractual protections related to, any actual or potential identified cybersecurity risks. In addition, where appropriate, Blackstone seeks to include in its contractual arrangements with certain of its third-party vendors provisions addressing best practices with respect to data and cybersecurity, as well as the right to assess, monitor, audit and test such vendors' cybersecurity programs and practices. Blackstone also utilizes a number of digital controls, which are reviewed at least annually, to monitor and manage third-party access to its internal systems and data.

For a discussion of how risks from cybersecurity threats affect our business, and our reliance on Blackstone in managing these risks, see *"Item 1A. Risk Factors – Risk Related to our Business – Cybersecurity and data protection risks could result in the loss of data, interruptions in our business, and damage to our reputation, and subject us to regulatory actions , increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations."*

Cybersecurity Governance

Blackstone has a dedicated cybersecurity team, led by Blackstone's CSO, who works closely with Blackstone senior management, including Blackstone's Chief Technology Officer (**"CTO"**), to develop and advance the firm's cybersecurity strategy, which applies to us and the Adviser.

Blackstone's CSO and CTO have extensive experience in cybersecurity and technology, respectively. Blackstone's CSO, Adam Fletcher, is a Senior Managing Director in BXTI and is responsible for all aspects of cyber and physical security across Blackstone. Prior to his appointment as CSO in 2017, Mr. Fletcher was Blackstone's Deputy CSO. Before joining Blackstone in 2014, Mr. Fletcher led the International Security organization for Equifax from 2012 to 2014. Mr. Fletcher received a BS in Operations Research and Industrial Engineering from Cornell University.

Blackstone's CTO, John Stecher is a Senior Managing Director and head of BXTI. Mr. Stecher is responsible for all aspects of technology across Blackstone. Mr. Stecher also advises Blackstone's investment teams and acts as a resource to Blackstone portfolio companies, and companies externally managed by Blackstone such as us, on technology-related matters. Before joining Blackstone in 2020, Mr. Stecher was a Managing Director and the Chief Technology Officer and Chief Innovation Officer at Barclays. He was also a member of the Barclays Technology Management Committee. Prior to joining Barclays in 2017, Mr. Stecher held a variety of senior management and engineering roles across Goldman Sachs' capital markets and technology divisions. Mr. Stecher received a BS in Computer Science from the University of Wisconsin – Madison and a MS in Computer Science from the University of Minnesota.

BXTI conducts periodic cybersecurity risk assessments, including assessments or audits of third-party vendors, and assists with the management and mitigation of identified cybersecurity risks. The CSO and CTO review Blackstone's cybersecurity framework annually as well as on an event-driven basis as necessary. The CSO and CTO also review the scope of Blackstone's cybersecurity measures periodically, including in the event of a change in business practices that may implicate the security or integrity of Blackstone's information and systems.

Our Board of Trustees is responsible for understanding the primary risks to our business. The Board of Trustees is responsible for reviewing periodically our and the Adviser's information technology security controls and related compliance matters, with management. Blackstone's CSO, or designee, reports to the Board of Trustees, or a committee thereof, at least annually on cybersecurity matters, including risks facing us and the Adviser and, as applicable, certain incidents. In addition to such periodic reports, the Board of Trustees or a committee thereof may receive updates from management as to our and the Adviser's cybersecurity risks and Blackstone cybersecurity program developments.

Item 2. Properties.

We do not own any real estate or other physical properties materially important to our operation. Our corporate headquarters are located at 345 Park Avenue, 31st floor, New York, New York 10154 and are provided by the Administrator in accordance with the terms of our Administration Agreement. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Item 3. Legal Proceedings.

We are not currently subject to any material legal proceedings. From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the NYSE under the symbol "BXSL." Our common stock has historically traded at prices above or below our NAV per share since our common stock began trading on the NYSE on October 28, 2021. It is not possible to predict whether our common stock will trade at a price per share at, above or below NAV per share. On February 27, 2024, the last reported closing sales price of our common stock on the NYSE was $29.94 per share, which represented a premium of 12.3% to NAV per share reported by us as of December 31, 2023.

Holders

As of February 20, 2024, there were 71 holders of record of our shares. This number does not include shareholders for whom shares are held in "nominee" or "street name."

Distributions and Dividend Reinvestment

We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by the Board in its discretion. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

The following table summarizes our distributions declared and payable for the year ended December 31, 2023 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
February 27, 2023	March 31, 2023	April 27, 2023	$ 0.7000	$ 112,400
May 10, 2023	June 30, 2023	July 27, 2023	0.7000	115,783
June 20, 2023	September 30, 2023	October 26, 2023	0.7700	133,552
November 8, 2023	December 31, 2023	January 26, 2024	0.7700	143,052
Total distributions			$ 2.9400	$ 504,787

Pursuant to our dividend reinvestment plan, the following table summarizes the amounts received and shares issued to shareholders who have not opted out of our dividend reinvestment plan during the year ended December 31, 2023 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 31, 2023	$ 5,132	208,510
April 27, 2023	5,439	213,130
July 27, 2023	4,635	172,888
October 26, 2023	5,445	205,149
Total distributions	$ 20,651	799,677

Share Repurchase Plan

In February 2023, our Board authorized a share repurchase plan, under which we may repurchase up to $250 million in the aggregate of our outstanding common shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"Company 10b-18 Plan"**).

The Company did not repurchase any of its shares during the year ended December 31, 2023.

Price Range of Common Stock

The following table sets forth the net asset value per share of our common stock, the range of high and low closing sales prices of our common stock reported on the NYSE, the closing sales price as a premium (discount) to net asset value and the dividends declared by us in each fiscal quarter since we began trading on the NYSE.

| Period | Net Asset Value[1] | Price Range | | High Sales Price Premium (Discount) to Net Asset Value[2] | Low Sales Price Premium (Discount) to Net Asset Value[2] | Cash Dividend Per Share[3] |
		High	Low			
For the Year Ended December 31, 2023						
First Quarter	$ 26.10	$26.25	$22.26	0.6 %	(14.7)%	$ 0.70
Second Quarter	$ 26.30	$27.51	$23.95	4.6 %	(8.9)%	$ 0.70
Third Quarter	$ 26.54	$28.77	$26.67	8.4 %	0.5 %	$ 0.77
Fourth Quarter	$ 26.66	$28.63	$26.06	7.4 %	(2.3)%	$ 0.77
For the Year Ended December 31, 2022						
First Quarter	$ 26.13	$31.75	$27.88	21.5 %	6.7 %	$ 0.78
Second Quarter	$ 25.89	$28.99	$23.30	12.0 %	(10.0)%	$ 0.73
Third Quarter	$ 25.76	$25.24	$22.11	(2.0)%	(14.2)%	$ 0.80
Fourth Quarter	$ 25.93	$24.68	$22.35	(4.8)%	(13.8)%	$ 0.60
For the Year Ended December 31, 2021						
Fourth Quarter	$ 26.27	$37.64	$27.63	43.3 %	N/A	$ 0.53

(1) NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low closing sales prices. The NAV shown are based on outstanding shares at the end of the relevant quarter.

(2) Calculated as the respective high or low closing sales price less NAV, divided by NAV (in each case, as of the applicable quarter).

(3) Represents the dividend or distribution declared and payable in the relevant quarter.

Stock Performance Graph

  This graph compares the stockholder return on our common stock from October 28, 2021 (the date our common stock commenced trading on the NYSE) to December 31, 2023, with that of the Standard & Poor's 500 Stock Index, Standard & Poor's 500 Financials Index, Standard & Poor's BDC Index and Morningstar LSTA Leveraged Loan Index. This graph assumes that on October 28, 2021, $100 was invested in our common stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's 500 Financials Index, the Standard & Poor's BDC Index, and the Morningstar LSTA Leveraged Loan Index. The graph also assumes the reinvestment of all cash dividends prior to any tax effect. The graph and other information furnished under this Part II Item 5 of this Annual Report on Form 10-K shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under, or to the liabilities of Section 18 of, the Exchange Act. The stock price performance included in the below graph is not necessarily indicative of future stock performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG BLACKSTONE SECURED LENDING FUND, STANDARD & POOR'S 500 INDEX, STANDARD & POOR'S 500 FINANCIALS INDEX, STANDARD & POOR'S BDC INDEX AND MORNINGSTAR'S LSTA LEVERAGED LOAN INDEX



Total Return Performance

Item 6. (Reserved).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This section of this Form 10-K generally discusses 2023 and 2022 items and year to year comparisons between 2023 and 2022. For the discussion of 2022 compared to 2021 see "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022, which specific discussion is incorporated herein by reference. The information contained in this section should be read in conjunction with the consolidated financial statements and notes thereto in Part II, Item 8 of this Form 10-K "Consolidated Financial Statements and Supplementary Data." This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to those described in Part I, Item 1A of this Form 10-K "Risk Factors." Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere in this Form 10-K.

Overview and Investment Framework

We are a Delaware statutory trust structured as a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for U.S. federal income tax purposes, we elected to be treated as a RIC under the Code. We are managed by our Adviser. The Administrator will provide the administrative services necessary for us to operate.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments and our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. In limited instances we may retain the "last out" portion of a first-lien loan. In such cases, the "first out" portion of the first lien loan would receive priority with respect to payment over our "last out" position. In exchange for the higher risk of loss associated with such "last out" portion, we would earn a higher rate of interest than the "first out" position. We do not currently focus on investments in issuers that are distressed or in need of rescue financing.

Key Components of Our Results of Operations

Investments

We focus primarily on loans and securities, including syndicated loans, of private U.S. companies, which includes larger and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns.

Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.

Revenues

We generate revenues in the form of interest income from the debt securities we hold and dividends. Our debt investments typically have a term of five to eight years and bear interest at floating rates on the basis of a benchmark such as SOFR, SONIA, etc. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we may receive repayments of some of our debt investments prior to their scheduled maturity date. The frequency or volume of these repayments fluctuates significantly from period to period. Our portfolio activity also reflects the proceeds of sales of securities. In some cases, our investments may provide for deferred interest payments or PIK interest. The principal amount of loans and any accrued but unpaid interest generally become due at the maturity date.

In addition, we generate revenue from various fees in the ordinary course of business such as in the form of commitment, loan origination, structuring, consent, waiver, amendment, syndication and other miscellaneous fees as well as fees for providing managerial assistance to our portfolio companies.

Expenses

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (a) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (b) our allocable portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals (including information technology professionals) at the Administrator that perform duties for us; and (iii) any internal audit group personnel of Blackstone or any of its affiliates; and (c) all other expenses of our operations, administrations and transactions.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services on our behalf. We will reimburse the Adviser, Administrator or such affiliates thereof for any such amounts. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. The Administrator has elected to forgo any reimbursement for rent and other occupancy costs for the years ended December 31, 2023, 2022 and 2021. However, the Administrator may seek reimbursement for such costs in future periods. All of the foregoing expenses will ultimately be borne by our shareholders.

Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by us will be reasonably allocated on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator in accordance with policies adopted by the Board.

Portfolio and Investment Activity

For the year ended December 31, 2023, we made $1,945.9 million aggregate principal amount of new investment commitments (including $662.9 million of which remained unfunded as of December 31, 2023), $1,931.4 million of which was first lien debt, $10.2 million of which was unsecured debt and $4.3 million of which was equity.

Our investment activity is presented below (information presented herein is at amortized cost unless otherwise indicated) (dollar amounts in thousands):

	As of and for the year ended December 31,		
	2023	**2022**	**2021**
Investments:			
Total investments, beginning of period	$ 9,657,872	$ 9,745,126	$ 5,575,482
New investments purchased	1,483,303	961,768	6,824,327
Payment-in-kind interest capitalized	51,558	40,324	9,152
Net accretion of discount on investments	52,865	47,428	62,799
Net realized gain (loss) on investments	(6,205)	37,402	7,785
Investments sold or repaid	(1,305,234)	(1,174,176)	(2,734,419)
Total investments, end of period	$ 9,934,159	$ 9,657,872	$ 9,745,126
Amount of investments funded at principal:			
First lien debt investments	$ 1,481,290	$ 984,200	$ 6,672,961
Second lien debt investments	—	7,896	68,519
Unsecured debt	10,231	14,023	52,670
Equity investments	3,915	13,144	90,286
Total	$ 1,495,436	$ 1,019,263	$ 6,884,436
Proceeds from investments sold or repaid:			
First lien debt investments	$ (1,231,702)	$ (1,077,767)	$ (2,632,926)
Second lien debt investments	(7,351)	(20,907)	(48,024)
Unsecured debt	—	(13,535)	(52,537)
Warrants	—	(8,514)	—
Equity investments	(66,181)	(53,453)	(932)
Total	$ (1,305,234)	$ (1,174,176)	$ (2,734,419)
Number of new investments in new portfolio companies	29	53	117
Average new investment commitment amount	$ 29,322	$ 19,231	$ 58,841
Weighted average yield of new investments	12.0 %	10.2 %	7.0 %
Weighted average yield on investments fully sold or paid down	11.1 %	7.1 %	7.5 %
Number of portfolio companies	196	176	148
Weighted average yield on debt and income producing investments, at amortized cost [1][2]	11.8 %	10.6 %	7.3 %
Weighted average yield on debt and income producing investments, at fair value [1][2]	12.0 %	10.7 %	7.2 %
Average loan to value (LTV) [3]	48.2 %	47.5 %	44.0 %
Percentage of debt investments bearing a floating rate [6]	99.9 %	99.9 %	99.9 %
Percentage of debt investments bearing a fixed rate [6]	0.1 %	0.1 %	0.1 %
Percentage of assets on non-accrual, at amortized cost [4][5]	0.0 %	— %	— %

　Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2)　As of December 31, 2023, 2022 and 2021, the weighted average total portfolio yield at cost was 11.8%, 10.5% and 7.2%, respectively. The weighted average total portfolio yield at fair value was 11.8%, 10.6% and 7.1%, respectively.

(3)　Includes all private debt investments for which fair value is determined by our Board in conjunction with a third-party valuation firm and excludes quoted assets. Average loan-to-value represents the net ratio of loan-to-value for each portfolio company, weighted based on the fair value of total applicable private debt investments. Loan-to-value is calculated as the current total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the most recent quarter end.

(4)　Amount rounds to less than 0.1% for December 31, 2023.

(5)　As a percentage of total amortized cost of Investments. Assets on non-accrual represented less than 0.1%, 0.0% and 0.0% of total fair value of Investments as of December 31, 2023, 2022 and 2021, respectively.

(6)　As a percentage of total fair value of debt investments. As of December 31, 2023, 2022 and 2021, debt investments bearing a floating rate represented 98.9%, 98.3% and 98.2%, respectively, of total Investment at fair value.

As of December 31, 2023, our portfolio companies had a weighted average annual revenue of $773.9 million and weighted average annual EBITDA of $191.9 million. These calculations include all private debt investments for which fair value is determined by the Board of Trustees in conjunction with a third-party valuation firm and excludes quoted assets. Amounts are weighted based on fair market value of each respective investment. Amounts were derived from the most recently available portfolio company financial statements, have not been independently verified by us, and may reflect a normalized or adjusted amount. Accordingly, we make no representation or warranty in respect of this information.

For additional information on our investments, see "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 4. Investments.*"

Results of Operations

The following table represents the operating results (dollar amounts in thousands):

	For The Year Ended December 31,		
	2023	2022	2021
Total investment income	$ 1,143,517	$ 850,292	$ 624,700
Net expenses before excise tax	472,817	365,130	270,586
Net investment income before excise tax	670,700	485,162	354,114
Excise tax expense	16,795	1,386	2,438
Net investment income after excise tax	653,905	483,776	351,676
Net change in unrealized appreciation (depreciation)	(54,573)	(122,149)	104,178
Net realized gain (loss)	12,619	42,929	4,568
Net increase (decrease) in net assets resulting from operations	$ 611,951	$ 404,556	$ 460,422

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful.

Investment Income

Investment income was as follows (dollar amounts in thousands):

	For The Year Ended December 31,		
	2023	2022	2021
Interest income	$ 1,089,044	$ 796,499	$ 610,508
Payment-in-kind interest income	47,076	40,324	8,188
Dividend income	387	9,307	219
Fee income	7,010	4,162	5,785
Total investment income	$ 1,143,517	$ 850,292	$ 624,700

Total investment income increased to $1,143.5 million for the year ended December 31, 2023, an increase of $293.2 million, or 34%, compared to the year ended December 31, 2022, primarily attributable to increased reference interest rates driving increased interest income from our investments.

Additionally, for the year ended December 31, 2023, we recorded $19.3 million of non-recurring interest income (e.g., prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts, etc.) as compared to $4.9 million in the prior year primarily a result of increased prepayments.

For the years ended December 31, 2023, and 2022, Payment-in-kind interest income represented 4.1% and 4.7% of investment income, respectively.

We expect that investment income will vary based on a variety of factors including the pace of our originations, repayments and changes in interest rates.

While rising interest rates have favorably impacted our investment income during the year ended December 31, 2023, further interest rate increases, and the resulting higher cost of capital have the potential to negatively impact the free cash flow and credit quality of certain borrowers which could impact their ability to make principal and interest payments. If such interest rate increases occur concurrently with a period of economic weakness or a slowdown in growth, our borrowers' and/or our portfolio performance may be negatively impacted. Further, significant market dislocation as a result of changing economic conditions could limit the liquidity of certain assets traded in the credit markets, and this could impact our ability to sell such assets at attractive prices or in a timely manner.

Expenses

Expenses were as follows (dollar amounts in thousands):

	For The Year Ended December 31,		
	2023	**2022**	**2021**
Interest expense	$ 266,420	$ 203,579	$ 120,469
Management fees	98,122	101,707	62,401
Income based incentive fees	134,230	97,154	67,272
Capital gains incentive fees	(5,506)	(11,883)	16,312
Professional fees	6,077	4,011	2,925
Board of Trustees' fees	907	853	571
Administrative service expenses	2,250	2,672	2,370
Other general and administrative	6,115	6,343	4,794
Total expenses before excise tax	508,615	404,436	277,114
Management fees waived	(20,194)	(25,427)	(4,195)
Incentive fees waived	(15,604)	(13,879)	(2,333)
Net expenses before excise tax	472,817	365,130	270,586
Net investment income before excise tax	670,700	485,162	354,114
Excise tax expense	16,795	1,386	2,438
Net investment income after excise tax	$ 653,905	$ 483,776	$ 351,676

Interest Expense

Total interest expense (including unused fees and other debt financing expenses), increased to $266.4 million for the year ended December 31, 2023, an increase of $62.8 million or 31%, compared to the same period in the prior year, primarily driven by an increase in our weighted average interest rate on our borrowings relative to the prior year partially offset by a decrease in our average principal of debt outstanding. Our weighted average interest rate increased to 4.93% for the year ended December 31, 2023, from 3.46% in the prior year. The average principal of debt outstanding decreased to $5,275.4 million for the year ended December 31, 2023, from $5,732.6 million in the prior year.

Management Fees

Management fees decreased to $98.1 million for the year ended December 31, 2023, a decrease of $3.6 million, or 4%, compared to the year ended December 31, 2022, primarily due to a decrease in average quarter end gross assets during 2023 compared to the prior year. Our average quarter end gross assets decreased to $9,839.3 million for the year ended December 31, 2023, from $10,137.1 million at December 31, 2022.

The Adviser voluntarily waived management fees following the IPO such that the management fee remained at 0.75% for a period of two years following the IPO (versus the contractual rate of 1.00%), which resulted in waivers of $20.2 million and $25.4 million for the years ended December 31, 2023, and 2022, respectively. The Waiver Period ended on October 28, 2023.

Income Based Incentive Fees

Income based incentive fees increased to $134.2 million for the year ended December 31, 2023 from $97.2 million for the year ended December 31, 2022, primarily due to an increase in pre-incentive fee net investment income. Pre-incentive fee net investment income increased to $767.0 million for the year ended December 31, 2023, compared to $555.2 million for the same period in the prior year.

The Adviser voluntarily waived incentive fees following the IPO such that the fee remained at 15.0% for a period of two years following the IPO (versus the contractual rate of 17.5%), which resulted in waivers of $15.6 million and $13.9 million for the years ended December 31, 2023, and 2022, respectively. The Waiver Period ended on October 28, 2023.

Capital Gains Incentive Fees

We reversed previously accrued capital gains incentive fees of $(5.5) million for the year ended December 31, 2023, compared to a reversal of previously accrued capital gains incentive fees of $(11.9) million during the same period in the prior year.

The reversal of previously accrued incentive fees was attributable to net realized and unrealized losses in the current year. The accrual for any capital gains incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less in the prior period. If such cumulative amount is negative, then there is no accrual.

Other Expenses

Professional fees include legal, rating agencies, audit, tax, valuation, technology and other professional fees incurred related to the management of us. Administrative service fees represent fees paid to the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including our allocable portion of the cost of certain of our executive officers, their respective staff and other non-investment professionals that perform duties for us. Other general and administrative expenses include insurance, filing, research, our sub-administrator, subscriptions and other costs.

Total other expenses increased to $15.3 million for the year ended December 31, 2023, from $13.9 million for the same period in the prior year, primarily driven by an increase in Professional fees driven, in part, by inflationary pressure and increased market transactions driving increased costs.

Income Taxes, Including Excise Taxes

We elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieve us from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

For the years ended December 31, 2023, 2022 and 2021, we incurred $16.8 million, $1.4 million and $2.4 million, respectively, of U.S. federal excise tax.

Net Unrealized Gain (Loss)

Net change in unrealized gain (loss) was comprised of the following (dollar amounts in thousands):

	For The Year Ended December 31,		
	2023	2022	2021
Net change in unrealized gain (loss) on investments	$ (50,841)	$ (126,493)	$ 104,727
Net change in unrealized gain (loss) on translation of assets and liabilities in foreign currencies	(3,732)	4,344	(549)
Net change in unrealized gain (loss) on investments	$ (54,573)	$ (122,149)	$ 104,178

For the year ended December 31, 2023, the net change in unrealized loss of $54.6 million was primarily driven by the decrease in the fair value of our debt investments. The fair value of our debt investments as a percentage of principal decreased by 0.2%, driven, in part, by changes in the economic outlook as well as portfolio company fundamentals.

Net Realized Gain (Loss)

The realized gains and losses on fully exited and partially exited investments comprised of the following (dollar amounts in thousands):

	For The Year Ended December 31,		
	2023	2022	2021
Net realized gain (loss) on investments	$ (6,205)	$ 37,402	$ 7,785
Net realized gain (loss) on foreign currency transactions	18,824	5,527	(3,217)
Net realized gain (loss) on investments	$ 12,619	$ 42,929	$ 4,568

For the year ended December 31, 2023, we generated realized losses on investments of $23.9 million partially offset by realized gains on investments of $17.7 million, primarily from full or partial sales or restructures of our debt investments.

The net realized loss on investments were offset by the net realized gain on foreign currency transactions of $18.8 million during the year ended December 31, 2023, primarily a result of fluctuations in the CAD and GBP exchange rates vs. USD.

Financial Condition, Liquidity and Capital Resources

Our liquidity and capital resources are generated primarily from cash flows from interest, dividends and fees earned from our investments and principal repayments, our credit facilities, debt securitization transactions, and other secured and unsecured debt. We may also generate cash flow from operations, future borrowings and future offerings of securities including public and/or private issuances of debt and/or equity securities through both registered offerings and private offerings. The primary uses of our cash and cash equivalents are for (i) originating loans and purchasing senior secured debt investments, (ii) funding the costs of our operations (including fees paid to our Adviser and expense reimbursements paid to our Administrator), (iii) debt service, repayment and other financing costs of our borrowings and (iv) cash distributions to the holders of our shares.

To facilitate public issuances of debt and/or equity securities, in July 2022, we filed a shelf registration statement with the SEC that is effective for a term of three years and expires in July 2025. The amount of securities to be issued pursuant to the shelf registration statement filed in July 2022 was not specified when it was filed and there is no specific dollar limit on the amount of securities we may issue. The securities covered by the registration statement filed in July 2022 include: (i) common shares; (ii) preferred shares; (iii) debt securities; (iv) subscription rights; and (v) warrants. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

As of December 31, 2023 and December 31, 2022, our debt consisted of asset based leverage facilities, a revolving credit facility, and unsecured note issuances. We may from time to time enter into additional credit facilities, increase the size of our existing credit facilities or issue further debt securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. As of December 31, 2023 and December 31, 2022, we had an aggregate amount of $4,937.9 million and $5,563.0 million of senior securities outstanding, respectively, and our asset coverage ratio was 200.3% and 174.8%, respectively. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments we are required to fund. From time to time we may also repurchase our outstanding debt. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material.

Cash and cash equivalents as of December 31, 2023, taken together with our $1,662.1 million of unused capacity under our credit facilities (subject to borrowing base availability, $1,662.0 million is available to borrow) is expected to be sufficient for our investing activities and to conduct our operations in the near term. Additionally, we held $157.9 million of Level 2 debt investments as of December 31, 2023, which could provide additional liquidity if necessary.

Although we have historically been able to obtain sufficient borrowing capacity, a deterioration in economic conditions or any other negative economic developments could restrict our access to financing in the future. We may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing may not be on as favorable terms as we have previously obtained. These factors may limit our ability to make new investments and adversely impact our results of operations.

As of December 31, 2023, we had $154.9 million in cash and cash equivalents. During the year ended December 31, 2023, cash provided by operating activities was $458.8 million, primarily from receipt of interest payments from our investments, partially offset by purchases of investments, net of sales of investments and principal repayments, of $178.1 million. Cash used in financing activities was $432.2 million during the year, which was primarily as a result of net repayments on our credit facilities and Unsecured Notes of $650.9 million and dividends paid in cash of $438.0 million partially offset by $665.3 million of proceeds from the issuance of our common shares.

Equity

On August 14, 2023, we completed a follow-on offering under our shelf registration statement, issuing 6,500,000 of our common shares of beneficial interest at a price to the underwriters of $26.78 per share. Net of underwriting fees, we received cash proceeds, before offering expenses, of $174.1 million. On August 18, 2023, the underwriters exercised, in full, their option to purchase an additional 975,000 shares of common shares, which resulted in cash proceeds, before offering expenses, of $26.1 million. We incurred offering expenses of $0.4 million in connection with the follow-on offering.

We also access liquidity through our "at-the-market" offering program, pursuant to which we may sell, from time to time, up to $400.0 million of additional common shares of beneficial interest (which amount may be increased). During the year ended December 31, 2023, we sold common shares for net proceeds of $465.5 million through our "at-the-market" offering program. As of December 31, 2023, $328.9 million of common shares were available for issuance under our "at-the-market" offering program.

For additional information on our "at-the-market" offering program, see "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 8. Net Assets.*"

Distributions

The following table summarizes our distributions declared and payable for the year ended December 31, 2023 (dollar amounts in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount		Total Amount	
February 27, 2023	March 31, 2023	April 27, 2023	$	0.7000	$	112,400
May 10, 2023	June 30, 2023	July 27, 2023		0.7000		115,783
June 20, 2023	September 30, 2023	October 26, 2023		0.7700		133,552
November 8, 2023	December 31, 2023	January 26, 2024		0.7700		143,052
Total distributions			$	2.9400	$	504,787

For the years ended December 31, 2023, 2022, and 2021, interest-related dividends represented 87.6%, 86.4% and 85.2%, of total dividends paid by the Company, respectively.

For the years ended December 31, 2023, 2022 and 2021, short-term capital gain dividends represented 0.0%, 1.8% and 11.0%, of total dividends paid by the Company, respectively.

For the years ended December 31, 2023, 2022, and 2021, capital gain dividends represented 9.3%, 2.6%, and 0.0%, of total dividends paid by the Company, respectively.

With respect to distributions, we have adopted an "opt out" dividend reinvestment plan for shareholders. As a result, in the event of a declared cash distribution or other distribution, each shareholder that has not "opted out" of the dividend reinvestment plan will have their dividends or distributions automatically reinvested in additional shares rather than receiving cash distributions. Shareholders who receive distributions in the form of shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

For additional information on our distributions and dividend reinvestment plan, see "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 8. Net Assets.*"

Share Repurchase Plan

In February 2023, our Board authorized a share repurchase plan, under which we may repurchase up to $250 million in the aggregate of our outstanding common shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"Company 10b-18 Plan")**. The timing, manner, price and amount of any share repurchases will be determined by us, in our sole discretion, based upon the evaluation of economic and market conditions, stock price, applicable legal and regulatory requirements and other factors. During periods when we are able to issue shares under our "at-the-market" program, we will not repurchase shares under the 10b-18 share repurchase plan.

We did not repurchase any of our shares during the year ended December 31, 2023.

For additional information on our share repurchases see "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 8. Net Assets.*"

Borrowings

As of December 31, 2023 and December 31, 2022, we had an aggregate principal amount of $4,937.9 million and $5,563.0 million, respectively, of debt outstanding.

For additional information on our debt obligations see "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 6. Borrowings.*"

Off-Balance Sheet Arrangements

Portfolio Company Commitments

Our investment portfolio contains and is expected to continue to contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2023, and December 31, 2022, we had unfunded commitments, including delayed draw term loans and revolvers, with an aggregate principal amount of $985.9 million and $690.3 million, respectively.

Additionally, from time to time, the Adviser and its affiliates may commit to an investment on behalf of the investment vehicles it manages, including the Company. Certain terms of these investments are not finalized at the time of the commitment and each respective investment vehicle's allocation may change prior to the date of funding. In this regard, as of December 31, 2023, and December 31, 2022, we estimate that $221.3 million and $16.5 million, respectively, of investments were committed but not yet funded.

Other Commitments and Contingencies

From time to time, we may become a party to certain legal proceedings incidental to the normal course of its business. As of December 31, 2023, management is not aware of any material pending legal proceedings.

Related-Party Transactions

We have entered into a number of business relationships with affiliated or related parties, including the following:

• the Investment Advisory Agreement; and

• the Administration Agreement;

In addition to the aforementioned agreements, we, our Adviser and certain of our Adviser's affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by our Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. See "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions.*"

Recent Developments

Macroeconomic Environment

The year ended December 31, 2023 has been characterized by continued volatility in global markets, driven by investor concerns over inflation, rising interest rates, slowing economic growth, political and regulatory uncertainty and geopolitical conditions, including the war in Ukraine and Russia and the escalated conflict in the Middle East. Events affecting financial institutions during the year also contributed to volatility in global markets and diminished liquidity and credit availability.

During 2023, inflation began to moderate as a result of the monetary policy tightening actions taken by central banks, including raising interest rates. These higher interest rates have created further uncertainty for the economy and for our borrowers. Although our business model is such that rising interest rates will, all else being equal, correlate to increases in our net income, increases in interest rates may adversely affect our existing borrowers and lead to nonperformance, as higher costs may dampen consumer spending and slow corporate profit growth, which may negatively impact our portfolio companies as they may be susceptible to economic downturns or recessions and may be unable to repay our loans during these periods. Therefore, during these periods our non-performing assets may increase and the value of our portfolio may decrease if we are required to write down the values of our investments. Adverse economic conditions may also decrease the value of collateral securing some of our loans and the value of our equity investments. It remains difficult to predict the full impact of recent changes and any future changes in interest rates or inflation.

Banking Sector Conditions

Bank closures in the United States over the course of 2023 have caused uncertainty for financial services companies and fear of instability in the global financial system generally. In addition, certain financial institutions—in particular smaller and/or regional banks—have experienced volatile stock prices and significant losses in their equity value, and there is concern that depositors at these institutions have withdrawn, or may withdraw in the future, significant sums from their accounts at these institutions. Notwithstanding intervention by U.S. governmental agencies to protect the uninsured depositors of banks that have recently closed, there is no guarantee that the uninsured depositors of a financial institution that closes (which depositors could include the Company and/or its portfolio companies) will be made whole or, even if made whole, that such deposits will become available for withdrawal in short order. There is a risk that other banks, or other financial institutions, may be similarly impacted, and it is uncertain what steps (if any) regulators may take in such circumstances or what other economic or other impacts there may be. In addition, uncertainty caused by recent bank failures—and general concern regarding the financial health and outlook for other financial institutions—could have an overall negative effect on banking systems and financial markets generally. These recent developments may also have other implications for broader economic and monetary policy, including interest rate policy. For the foregoing reasons, there can be no assurances that conditions in the banking sector and in global financial markets will not worsen and/or adversely affect the Company, its portfolio companies or their respective financial performance.

Reference Rate Reform

LIBOR and certain other floating rate benchmark indices have been the subject of recent national, international and regulatory guidance and proposals for reform or replacement. The publication of USD LIBOR continued until June 30, 2023, and market participants have generally transitioned to SOFR thereafter. Additionally, market participants have transitioned from GBP LIBOR to the Sterling Overnight Index Average, or SONIA, in line with guidance from the U.K. regulators.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies and estimates should be read in connection with our risk factors described in *"Item 1A. Risk Factors."*

The Company is required to report its investments, including those for which current market values are not readily available, at fair value in accordance with ASC 820, *Fair Value Measurements* (**"ASC 820"**), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date, and Rule 2a-5 under the 1940 Act.

Fair value is based on observable market prices or parameters or derived from such prices or parameters when such quotations are readily available. In accordance with Rule 2a-5 under the 1940 Act, a market quotation is "readily available" only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. The Company utilizes mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. These market quotations are obtained from independent pricing services, if available; otherwise generally from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges, as necessary, to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment. Examples of events that would cause market quotations to not reflect fair value could include cases when a security trades infrequently or not at all, causing a quoted purchase or sale price to become stale, or in the event of a "fire sale" by a distressed seller. All price overrides require approval from the Board.

Where prices or inputs are not available or, in the judgment of the Board are not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Audit Committee of the Board (the **"Audit Committee"**) and independent valuation firms engaged on the recommendation of the Adviser and at the direction of the Board. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments' complexity.

The Company's Board undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company's investments for which reliable market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

- The valuation process begins with each investment being preliminarily valued by the Adviser's valuation team in conjunction with the Adviser's investment professionals responsible for each portfolio investment;

- In addition, independent valuation firms engaged by the Board prepare quarter-end valuations of such investments except de minimis investments, as determined by the Adviser. The independent valuation firms provide a final range of values on such investments to the Board and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

- The Adviser's Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms' valuation ranges to ensure the Adviser's valuations are reasonable;

- The Adviser's Valuation Committee makes valuation recommendations to the Audit Committee;

- The Audit Committee reviews the valuation recommendations made by the Adviser's Valuation Committee, including the independent valuation firms' quarterly valuations, and once approved, recommends them for approval by the Board; and

- The Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser's Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

Valuation of each of our investments will generally be made, as described above, as of the end of each fiscal quarter. In cases where the Company determines its net asset value ("**NAV**") at times other than a quarter end, the Company updates the value of securities with market quotations to the most recent market quotation. For securities without market quotations, non-quarterly valuations will generally be the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with the Company's valuation policy, pursuant to authority delegated by the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of the Company's investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company's ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company's securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board with the assistance of the Adviser, the Audit Committee and Independent valuation firms, considers whether the pricing indicated by the external event corroborates its valuation.

The Board has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Company's portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Board may reasonably rely on that assistance. However, the Board is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and a consistently applied valuation process.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Uncertainty with respect to the economic conditions has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks, including those listed below. We are subject to financial market risks, including valuation risk and interest rate risk.

Valuation Risk

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and we value these investments at fair value as determined in good faith by our Board, based on, among other things, the input of the Adviser, our Audit Committee and independent third-party valuation firms engaged at the direction of the Board, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Interest Rate Risk

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We intend to fund portions of our investments with borrowings, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on our net investment income.

In a prolonged low interest rate environment, the difference between the total interest income earned on interest earning assets and the total interest expense incurred on interest bearing liabilities may be compressed, reducing our net income and potentially adversely affecting our operating results. Conversely, in a rising interest rate environment, such difference could potentially increase thereby increasing our net income as indicated per the table below.

As of December 31, 2023, 99.9% of our debt investments based on fair value in our portfolio were at floating rates. Based on our consolidated balance sheet as of December 31, 2023, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates (considering interest rate floors and ceilings for floating rate instruments assuming no changes in our investment and borrowing structure) (dollar amounts in thousands):

	Interest Income	Interest Expense	Net Income [1]
Up 300 basis points	$ 298,944	$ (64,174)	$ 234,769
Up 200 basis points	199,296	(42,783)	156,513
Up 100 basis points	99,648	(21,391)	78,256
Down 100 basis points	(99,648)	21,391	(78,256)
Down 200 basis points	(199,296)	42,783	(156,513)

(1)   Excludes the impact of incentive fees. See "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions*" for further information.

Item 8. Consolidated Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Trustees of Blackstone Secured Lending Fund

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Blackstone Secured Lending Fund and subsidiaries (the "Company"), including the consolidated schedules of investments, as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2023 and 2022, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Investments - Level 3 Fair Value Measurements — Refer to Footnote 2 and 5 in the financial statements

Critical Audit Matter Description

As described in Note 5 to the financial statements, the Company held $9,710,582 thousand of investments classified as level 3 fair value measurements as of December 31, 2023. These investments include illiquid secured debt and unlisted equity securities. The valuation approaches used are based on the facts and circumstances of the underlying investments and involve estimates relating to unobservable valuation inputs.

We identified the valuation of level 3 investments as a critical audit matter given the judgments involved in estimating fair value, including the selection of valuation approaches and development of unobservable inputs. This required a high degree of auditor judgment and extensive audit effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of level 3 investments included the following, among others:

- We tested the design, implementation, and operating effectiveness of controls over the valuation of level 3 investments, including those over the selection of valuation methodologies and development of unobservable inputs.
- We evaluated the appropriateness of the valuation approaches used for level 3 investments.
- For certain investments, we tested management's process for estimating fair value, including evaluating the unobservable valuation inputs by comparison to external sources. For select investments, we used the assistance of our fair value specialists.
- For certain investments, we developed our own independent estimate of the fair value and compared our estimate to management's estimate. For select investments, we used the assistance of our fair value specialists.
- We evaluated the impact of current market events and conditions on the valuation methodologies and unobservable inputs.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 28, 2024

We have served as the Company's auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Trustees of Blackstone Secured Lending Fund

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Blackstone Secured Lending Fund and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 28, 2024

Blackstone Secured Lending Fund
Consolidated Statements of Assets and Liabilities
(in thousands, except share and per share amounts)

		December 31, 2023		December 31, 2022
ASSETS				
Investments at fair value				
Non-controlled/non-affiliated investments (cost of $9,934,158 and $9,621,233 at December 31, 2023 and December 31, 2022, respectively)	$	9,862,650	$	9,560,664
Non-controlled/affiliated investments (cost of $1 and $36,639 at December 31, 2023 and December 31, 2022, respectively)		5,790		56,584
Total investments at fair value (cost of $9,934,159 and $9,657,872 at December 31, 2023 and December 31, 2022, respectively)		9,868,440		9,617,248
Cash and cash equivalents		154,857		131,272
Interest receivable from non-controlled/non-affiliated investments		93,576		97,874
Deferred financing costs		16,450		13,332
Receivable for investments sold		1,295		49,269
Total assets	$	10,134,618	$	9,908,995
LIABILITIES				
Debt (net of unamortized debt issuance costs of $25,953 and $35,289 at December 31, 2023 and December 31, 2022, respectively)	$	4,911,930	$	5,527,715
Payable for investments purchased		8,566		20,273
Due to affiliates		8,925		10,809
Management fees payable (Note 3)		23,034		18,595
Income based incentive fees payable (Note 3)		34,373		24,773
Capital gains incentive fees payable (Note 3)		—		5,506
Interest payable		39,880		45,289
Distribution payable (Note 8)		143,052		96,218
Accrued expenses and other liabilities		12,817		851
Total liabilities		5,182,577		5,750,029
Commitments and contingencies (Note 7)				
NET ASSETS				
Common shares, $0.001 par value (unlimited shares authorized; 185,782,408 and 160,362,861 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively)		186		160
Additional paid in capital		4,701,827		4,033,113
Distributable earnings (loss)		250,028		125,693
Total net assets		4,952,041		4,158,966
Total liabilities and net assets	$	10,134,618	$	9,908,995
NET ASSET VALUE PER SHARE	$	26.66	$	25.93

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Investment income:			
From non-controlled/non-affiliated investments:			
Interest income	$ 1,089,044	$ 796,499	$ 610,508
Payment-in-kind interest income	47,076	40,324	8,188
Dividend income	387	9,307	219
Fee income	7,010	4,162	5,785
Total investment income	1,143,517	850,292	624,700
Expenses:			
Interest expense	266,420	203,579	120,469
Management fees (Note 3)	98,122	101,707	62,401
Income based incentive fees (Note 3)	134,230	97,154	67,272
Capital gains incentive fees (Note 3)	(5,506)	(11,883)	16,312
Professional fees	6,077	4,011	2,925
Board of Trustees' fees	907	853	571
Administrative service expenses (Note 3)	2,250	2,672	2,370
Other general and administrative	6,115	6,343	4,794
Total expenses before excise tax	508,615	404,436	277,114
Management fees waived (Note 3)	(20,194)	(25,427)	(4,195)
Incentive fees waived (Note 3)	(15,604)	(13,879)	(2,333)
Net expenses before excise tax	472,817	365,130	270,586
Net investment income before excise tax	670,700	485,162	354,114
Excise tax expense	16,795	1,386	2,438
Net investment income after excise tax	653,905	483,776	351,676
Realized and unrealized gain (loss):			
Net change in unrealized appreciation (depreciation):			
Non-controlled/non-affiliated investments	(36,685)	(143,515)	101,804
Non-controlled/affiliated investments	(14,156)	17,022	2,923
Translation of assets and liabilities in foreign currencies	(3,732)	4,344	(549)
Net change in unrealized appreciation (depreciation)	(54,573)	(122,149)	104,178
Net realized gain (loss):			
Non-controlled/non-affiliated investments	(14,488)	37,402	7,785
Non-controlled/affiliated investments	8,283	—	—
Foreign currency transactions	18,824	5,527	(3,217)
Net realized gain (loss)	12,619	42,929	4,568
Net realized and change in unrealized gain (loss)	(41,954)	(79,220)	108,746
Net increase (decrease) in net assets resulting from operations	$ 611,951	$ 404,556	$ 460,422
Net investment income per share (basic and diluted)	$ 3.90	$ 2.91	$ 2.43
Earnings (loss) per share (basic and diluted)	$ 3.65	$ 2.44	$ 3.19
Weighted average shares outstanding (basic and diluted)	167,615,433	166,072,919	144,510,122

The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Secured Lending Fund
Consolidated Statements of Changes in Net Assets
(in thousands)

	Par Amount	Additional Paid in Capital	Distributable Earnings (Loss)	Total Net Assets
Balance, December 31, 2020	$ 130	$ 3,232,562	$ 35,117	$ 3,267,809
Issuance of common shares, net of offering and underwriting costs	38	976,063	—	976,101
Reinvestment of dividends	1	38,938	—	38,939
Net investment income	—	—	351,676	351,676
Net realized gain (loss) on investments	—	—	4,568	4,568
Net change in unrealized appreciation (depreciation) on investments	—	—	104,178	104,178
Dividends declared from net investment income	—	—	(295,792)	(295,792)
Tax reclassification of shareholders' equity in accordance with GAAP	—	(2,438)	2,438	—
Balance, December 31, 2021	169	4,245,125	202,185	4,447,479
Reinvestment of dividends	2	52,380	—	52,382
Common shares repurchased	(11)	(263,006)	—	(263,017)
Net investment income	—	—	483,776	483,776
Net realized gain (loss) on investments	—	—	42,929	42,929
Net change in unrealized appreciation (depreciation) on investments	—	—	(122,149)	(122,149)
Dividends declared from net investment income	—	—	(482,434)	(482,434)
Tax reclassification of shareholders' equity in accordance with GAAP	—	(1,386)	1,386	—
Balance, December 31, 2022	160	4,033,113	125,693	4,158,966
Issuance of common shares, net of offering and underwriting costs	25	665,235	—	665,260
Reinvestment of dividends	1	20,650	—	20,651
Net investment income	—	—	653,905	653,905
Net realized gain (loss) on investments	—	—	12,619	12,619
Net change in unrealized appreciation (depreciation) on investments	—	—	(54,573)	(54,573)
Dividends declared from net investment income	—	—	(504,787)	(504,787)
Tax reclassification of shareholders' equity in accordance with GAAP	—	(17,171)	17,171	—
Balance, December 31, 2023	$ 186	$ 4,701,827	$ 250,028	$ 4,952,041

The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Secured Lending Fund
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net increase (decrease) in net assets resulting from operations	$ 611,951	$ 404,556	$ 460,422
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:			
Net change in unrealized (appreciation) depreciation on investments	50,841	126,493	(104,727)
Net change in unrealized (appreciation) depreciation on translation of assets and liabilities in foreign currencies	3,732	(4,344)	549
Net realized (gain) loss on investments	6,205	(37,402)	(7,785)
Net accretion of discount and amortization of premium	(52,865)	(47,429)	(62,799)
Payment-in-kind interest capitalized	(51,558)	(40,324)	(9,152)
Amortization of deferred financing costs	5,471	4,008	2,676
Amortization of original issue discount and debt issuance costs	9,336	10,405	7,102
Purchases of investments	(1,483,303)	(961,768)	(6,824,327)
Proceeds from sale of investments and principal repayments	1,305,234	1,174,176	2,734,419
Changes in operating assets and liabilities:			
Interest receivable	4,298	(35,215)	(41,203)
Receivable for investments	47,974	93,609	(28,341)
Other assets	—	194	384
Payable for investments purchased	(11,707)	(15,944)	(12,365)
Due to affiliates	(1,884)	4,168	1,281
Management fee payable	4,439	783	7,535
Income based incentive fee payable	9,600	4,964	4,547
Capital gains incentive fee payable	(5,506)	(11,883)	16,312
Interest payable	(5,409)	6,145	24,429
Accrued expenses and other liabilities	11,966	(2,244)	2,529
Net cash provided by (used in) operating activities	458,815	672,948	(3,828,514)
Cash flows from financing activities:			
Borrowings on debt	1,440,343	920,827	5,778,952
Repayments on debt	(2,091,209)	(877,152)	(2,780,121)
Deferred financing costs paid	(8,589)	(3,789)	(9,359)
Debt issuance costs paid	—	—	(3,398)
Deferred offering costs paid on issuance of common shares	—	(1,607)	—
Dividends paid in cash	(437,966)	(423,441)	(253,776)
Proceeds from issuance of common shares, net of offering and underwriting costs	665,260	—	981,102
Redemptions paid in cash	—	(263,017)	—
Net cash provided by (used in) financing activities	(432,161)	(648,179)	3,713,400
Net increase (decrease) in cash and cash equivalents	26,654	24,769	(115,114)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,069)	3,624	—
Cash and cash equivalents, beginning of period	131,272	102,879	217,993
Cash and cash equivalents, end of period	$ 154,857	$ 131,272	$ 102,879

Blackstone Secured Lending Fund
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2023	2022	2021
Supplemental information and non-cash activities:			
Interest paid during the period	$ 256,478	$ 182,152	$ 94,552
Distribution payable	143,052	96,218	89,715
Reinvestment of distributions during the period	20,651	52,382	38,939
Non-cash deferred financing costs activity	—	—	(64)
Non-cash debt issuance costs activity	—	—	(92)
Accrued but unpaid debt issuing costs	—	—	1,573
Excise taxes paid	5,245	4,106	131

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]		Cost [3]	Fair Value	% of Net Assets
First Lien Debt										
First Lien Debt - non-controlled/ non-affiliated										
Aerospace & Defense										
Corfin Holdings, Inc.	(4)(10)	SOFR +	6.00%	11.46%	12/27/2027	$	198,259	$ 196,240	$ 192,311	3.88 %
Corfin Holdings, Inc.	(4)(11)	SOFR +	6.00%	11.46%	2/5/2026		68,557	67,944	66,500	1.34
Frontgrade Technologies Holdings, Inc.	(4)(5)(7)(10)	SOFR +	6.75%	12.10%	1/9/2030		2,370	2,300	2,370	0.05
Linquest Corp.	(4)(5)(10)	SOFR +	5.75%	11.23%	7/28/2028		9,738	9,611	9,592	0.19
MAG DS Corp.	(11)	SOFR +	5.50%	10.95%	4/1/2027		80,440	76,623	77,290	1.56
Magneto Components BuyCo, LLC	(4)(6)(7)(10)	SOFR +	6.00%	11.36%	12/5/2030		33,326	32,284	32,273	0.65
Maverick Acquisition, Inc.	(4)(11)	SOFR +	6.25%	11.60%	6/1/2027		18,599	18,383	13,763	0.28
TCFI AEVEX, LLC	(4)(11)	SOFR +	6.00%	11.46%	3/18/2026		110,230	109,390	110,230	2.23
								512,775	504,329	10.18
Air Freight & Logistics										
AGI-CFI Holdings, Inc.	(4)(10)	SOFR +	5.75%	11.25%	6/11/2027		76,971	76,054	74,470	1.50
AGI-CFI Holdings, Inc.	(4)(10)	SOFR +	5.75%	11.18%	6/11/2027		18,446	18,221	17,847	0.36
ENV Bidco AB	(4)(6)(10)	SOFR +	5.75%	11.10%	7/19/2029		1,006	986	1,001	0.02
ENV Bidco AB	(4)(5)(6)(7)(8)	E +	5.75%	9.68%	7/19/2029	EUR	1,122	948	1,079	0.02
Livingston International, Inc.	(4)(6)(10)	SOFR +	5.50%	10.95%	4/30/2027		127,544	125,771	120,848	2.44
Mode Purchaser, Inc.	(4)(11)	SOFR +	6.25%	11.77%	12/9/2026		143,110	141,909	143,110	2.89
Mode Purchaser, Inc.	(4)(11)	SOFR +	6.25%	11.77%	2/5/2029		4,085	4,026	4,085	0.08
Redwood Services Group, LLC	(4)(7)(10)	SOFR +	6.25%	11.70%	6/15/2029		4,492	4,395	4,430	0.09
RoadOne Inc	(4)(5)(7)(11)	SOFR +	6.25%	11.72%	12/30/2028		1,098	1,062	1,075	0.02
RWL Holdings, LLC	(4)(10)	SOFR +	5.75%	11.25%	12/31/2028		30,323	29,893	28,656	0.58
SEKO Global Logistics Network, LLC	(4)(5)(11)	SOFR +	5.00%	10.72%	12/30/2026		5,475	5,431	5,365	0.11
SEKO Global Logistics Network, LLC	(4)(5)(7)(11)	P +	4.00%	12.50%	12/30/2026		180	175	167	0.00
SEKO Global Logistics Network, LLC	(4)(5)(11)	SOFR +	5.00%	10.66%	12/30/2026		791	785	775	0.02
SEKO Global Logistics Network, LLC	(4)(5)(11)	E +	5.00%	8.89%	12/30/2026	EUR	1,835	2,107	1,985	0.04
								411,763	404,893	8.17
Building Products										
Fencing Supply Group Acquisition, LLC	(4)(7)(11)	SOFR +	6.00%	11.64%	2/26/2027		53,563	53,115	52,735	1.06
Jacuzzi Brands, LLC	(4)(10)	SOFR +	6.00%	11.35%	2/25/2025		11,318	11,272	10,215	0.21
Jacuzzi Brands, LLC	(4)(11)	SOFR +	6.00%	11.35%	2/25/2025		77,867	77,592	70,275	1.42
L&S Mechanical Acquisition, LLC	(4)(5)(10)	SOFR +	6.25%	11.70%	9/1/2027		12,571	12,419	12,006	0.24
Lindstrom, LLC	(4)(11)	SOFR +	6.25%	11.69%	4/7/2025		121,136	120,647	119,016	2.40
Windows Acquisition Holdings, Inc.	(4)(5)(11)	SOFR +	6.50%	12.00%	12/29/2026		49,997	49,498	49,997	1.01
								324,543	314,244	6.34
Chemicals										
Formulations Parent Corp.	(4)(6)(7)(10)	SOFR +	5.75%	11.13%	11/15/2030		8,571	8,375	8,386	0.17

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)									
Commercial Services & Supplies									
Bazaarvoice, Inc.	(4)(7)(8)	SOFR +	5.75%	11.18%	5/7/2028	$ 226,169	$ 226,169	$ 226,169	4.57 %
Bazaarvoice, Inc.	(4)(8)	SOFR +	5.75%	11.15%	5/7/2028	15,244	15,244	15,244	0.31
CFS Brands, LLC	(4)(6)(7)(11)	SOFR +	6.00%	11.34%	10/2/2030	118,756	115,999	115,897	2.34
FusionSite Midco, LLC	(4)(7)(11)	SOFR +	5.75%	11.36%	11/17/2029	25,981	25,347	25,334	0.51
FusionSite Midco, LLC	(4)(7)(11)	SOFR +	5.75%	11.39%	11/17/2024	2,357	2,224	2,231	0.05
Iris Buyer, LLC	(4)(7)(11)	SOFR +	6.25%	11.60%	10/2/2030	26,242	25,409	25,377	0.51
Java Buyer, Inc.	(4)(7)(10)	SOFR +	5.75%	11.23%	12/15/2027	5,936	5,852	5,919	0.12
Java Buyer, Inc.	(4)(7)(10)	SOFR +	5.75%	11.12%	11/9/2029	366	347	353	0.01
JSS Holdings, Inc.	(4)(10)	SOFR +	6.00%	11.47%	12/18/2028	283,010	280,622	283,010	5.72
JSS Holdings, Inc.	(4)(10)	SOFR +	6.00%	11.47%	12/17/2028	4,888	4,835	4,888	0.10
Knowledge Pro Buyer, Inc.	(4)(7)(10)	SOFR +	5.75%	11.21%	12/10/2027	6,111	5,998	6,078	0.12
KPSKY Acquisition, Inc.	(4)(10)(18)	SOFR +	5.35%	10.73%	10/19/2028	20,216	19,938	20,014	0.40
KPSKY Acquisition, Inc.	(4)(10)	SOFR +	5.25%	10.76%	10/19/2028	2,328	2,297	2,305	0.05
Onex Baltimore Buyer, Inc.	(4)(10)(18)	SOFR +	6.00%	10.96%	12/1/2027	10,804	10,661	10,804	0.22
Onex Baltimore Buyer, Inc.	(4)(7)(10)	SOFR +	5.50%	10.96%	12/1/2027	9,173	8,986	9,091	0.18
Veregy Consolidated, Inc.	(11)	SOFR +	6.00%	11.64%	11/2/2027	20,641	20,327	18,680	0.38
							770,255	771,394	15.59
Construction & Engineering									
ASP Endeavor Acquisition, LLC	(4)(5)(9)	SOFR +	6.50%	12.13%	5/3/2027	13,626	13,474	12,467	0.25
COP Home Services TopCo IV, Inc.	(4)(5)(7)(11)	SOFR +	6.00%	11.48%	12/31/2027	37,710	36,552	37,541	0.76
							50,026	50,008	1.01
Containers & Packaging									
Ascend Buyer, LLC	(4)(10)	SOFR +	6.25%	11.90%	10/2/2028	18,695	18,442	18,415	0.37
Ascend Buyer, LLC	(4)(10)	SOFR +	6.25%	11.90%	9/30/2028	1,975	1,928	1,945	0.04
Ascend Buyer, LLC	(4)(7)(10)	SOFR +	6.25%	11.71%	10/2/2028	647	622	624	0.01
							20,992	20,984	0.42
Distributors									
BP Purchaser, LLC	(4)(10)	SOFR +	5.50%	11.14%	12/10/2028	7,258	7,156	6,968	0.14
BradyIFS Holdings, LLC	(4)(7)(11)	SOFR +	6.00%	11.38%	10/31/2029	91,586	89,656	89,599	1.81
BradyIFS Holdings, LLC	(4)(7)(11)	SOFR +	6.00%	11.37%	10/31/2025	2,473	2,351	2,372	0.05
Bution Holdco 2, Inc.	(4)(11)	SOFR +	6.25%	11.73%	10/17/2025	70,143	69,723	70,143	1.42
Dana Kepner Company, LLC	(4)(11)	SOFR +	6.00%	11.52%	12/29/2026	49,700	49,204	49,700	1.00
Genuine Cable Group, LLC	(4)(10)	SOFR +	5.50%	10.96%	11/2/2026	168,219	166,461	164,014	3.31
Marcone Yellowstone Buyer, Inc.	(4)(5)(10)	SOFR +	6.25%	11.75%	6/23/2028	4,900	4,832	4,606	0.09
Marcone Yellowstone Buyer, Inc.	(4)(5)(7)(10)	SOFR +	6.50%	12.00%	6/23/2028	1,566	1,521	1,471	0.03
Marcone Yellowstone Buyer, Inc.	(4)(5)(10)	SOFR +	6.25%	11.77%	6/23/2028	1,578	1,564	1,483	0.03
NDC Acquisition Corp.	(4)(11)	SOFR +	5.50%	10.95%	3/9/2027	13,423	13,227	13,288	0.27
NDC Acquisition Corp.	(4)(7)(11)	SOFR +	5.50%	10.98%	3/9/2027	514	464	480	0.01
Tailwind Colony Holding Corporation	(4)(11)	SOFR +	6.50%	11.98%	5/13/2026	5,695	5,554	5,581	0.11
Tailwind Colony Holding Corporation	(4)(11)	SOFR +	6.50%	11.98%	11/13/2024	42,312	42,179	41,465	0.84
Unified Door & Hardware Group, LLC	(4)(11)	SOFR +	5.75%	11.20%	6/30/2025	94,373	93,742	92,486	1.87
							547,634	543,656	10.98

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)		Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)									
Diversified Consumer Services									
BPPH2 Limited	(4)(5)(6)(8)	S +	6.75%	11.56%	3/2/2028	GBP 26,300	$ 35,785	$ 33,272	0.67 %
Cambium Learning Group, Inc.	(4)(7)(10)	SOFR +	5.50%	11.02%	7/20/2028	$ 289,143	287,264	289,143	5.84
Endeavor Schools Holdings LLC	(4)(11)	SOFR +	6.25%	11.65%	7/18/2029	22,128	21,617	21,796	0.44
Endeavor Schools Holdings LLC	(4)(7)(11)	SOFR +	6.25%	11.64%	7/18/2029	4,073	3,912	3,944	0.08
Go Car Wash Management Corp.	(4)(11)	SOFR +	6.25%	11.71%	12/31/2026	22,503	22,215	21,941	0.44
Groundworks, LLC	(4)(5)(7)(11)	SOFR +	6.50%	11.90%	3/14/2030	804	784	802	0.02
							371,577	370,898	7.49
Diversified Financial Services									
Barbri Holdings, Inc.	(4)(10)	SOFR +	5.75%	11.21%	4/28/2028	58,939	58,189	58,055	1.17
More Cowbell II, LLC	(4)(7)(10)	SOFR +	6.00%	11.73%	9/1/2030	7,997	7,796	7,866	0.16
More Cowbell II, LLC	(4)(7)(10)	SOFR +	6.00%	11.73%	9/1/2029	209	182	192	0.00
SelectQuote, Inc.	(4)(5)(10)	SOFR +	9.50%	14.96% (incl. 3.00% PIK)	11/5/2024	73,931	73,610	66,538	1.34
							139,777	132,651	2.67
Diversified Telecommunication Services									
Point Broadband Acquisition, LLC	(4)(11)	SOFR +	6.00%	11.51%	10/1/2028	85,486	84,036	85,486	1.73
Point Broadband Acquisition, LLC	(4)(11)	SOFR +	6.00%	11.46%	10/1/2028	38,969	38,308	38,969	0.79
							122,344	124,455	2.52
Electric Utilities									
Qualus Power Services Corp.	(4)(11)	SOFR +	4.75%	10.24%	3/26/2027	33,122	32,692	31,962	0.65
Qualus Power Services Corp.	(4)(7)(11)	SOFR +	5.75%	11.14%	3/26/2027	32,042	31,372	31,515	0.64
							64,064	63,477	1.29
Electrical Equipment									
Emergency Power Holdings, LLC	(4)(5)(7)(11)	SOFR +	5.50%	10.95%	8/17/2028	46,229	45,525	46,064	0.93
Shoals Holdings, LLC	(4)(11)	SOFR +	5.75%	11.28%	11/25/2026	61,350	60,596	61,350	1.24
							106,121	107,414	2.17
Electronic Equipment, Instruments & Components									
Albireo Energy, LLC	(4)(5)(11)	SOFR +	6.00%	11.46%	12/23/2026	78,146	77,371	70,722	1.43
Albireo Energy, LLC	(4)(5)(11)	SOFR +	6.00%	11.49%	12/23/2026	6,327	6,290	5,726	0.12
Albireo Energy, LLC	(4)(5)(11)	SOFR +	6.00%	11.52%	12/23/2026	23,455	23,272	21,227	0.43
CPI Intermediate Holdings Inc	(4)(5)(7)(10)	SOFR +	5.50%	10.87%	10/8/2029	4,004	3,926	3,924	0.08
Phoenix 1 Buyer Corp.	(4)(7)(8)	SOFR +	5.50%	10.87%	11/20/2030	25,882	25,577	25,573	0.52
							136,436	127,172	2.58
Energy Equipment & Services									
Abaco Energy Technologies, LLC	(4)(13)	SOFR +	7.00%	12.46%	10/4/2024	17,563	17,485	17,563	0.35
ISQ Hawkeye Holdco, Inc.	(4)(7)(10)	SOFR +	6.00%	11.38%	8/17/2029	938	917	934	0.02
Tetra Technologies, Inc.	(4)(6)(11)	SOFR +	6.25%	11.71%	9/10/2025	17,790	17,756	17,790	0.36
							36,158	36,287	0.73
Ground Transportation									
Quality Distribution LLC	(4)(7)(11)	SOFR +	6.75%	12.11%	6/30/2028	680	653	681	0.01
Quality Distribution LLC	(4)(5)(7)(11)	SOFR +	6.38%	11.83%	7/1/2028	18,355	18,083	18,220	0.37
							18,736	18,901	0.38

(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)		Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)										
Health Care Equipment & Supplies										
Bamboo US BidCo LLC	(4)(5)(6)(7)(11)	SOFR +	6.00%	11.38%	9/30/2030	$	687	$ 662	$ 667	0.01 %
Bamboo US BidCo LLC	(4)(5)(6)(11)	E +	6.00%	9.95%	9/30/2030	EUR	346	355	373	0.01
CPI Buyer, LLC	(4)(7)(10)	SOFR +	5.50%	11.15%	11/1/2028		31,059	30,607	30,063	0.61
GCX Corporation Buyer, LLC	(4)(5)(10)	SOFR +	5.50%	11.00%	9/13/2028		21,505	21,240	21,182	0.43
GCX Corporation Buyer, LLC	(4)(5)(10)	SOFR +	5.50%	11.02%	9/13/2028		5,445	5,387	5,363	0.11
								58,251	57,648	1.17
Health Care Providers & Services										
123Dentist, Inc.	(4)(5)(6)(7)(10)	C +	5.50%	10.94%	8/10/2029	CAD	1,935	1,423	1,389	0.03
ACI Group Holdings, Inc.	(4)(5)(7)(10)	SOFR +	5.50%	10.96%	8/2/2028		115,646	113,844	114,347	2.31
ACI Group Holdings, Inc.	(4)(5)(7)(10)	SOFR +	5.50%	10.96%	8/2/2027		1,735	1,597	1,619	0.03
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR +	6.25%	11.79%	5/7/2027		6,849	6,772	6,849	0.14
ADCS Clinics Intermediate Holdings, LLC	(4)(7)(11)	SOFR +	6.25%	11.53%	5/7/2027		1,641	1,614	1,615	0.03
Amerivet Partners Management, Inc.	(4)(5)(7)(10)	SOFR +	5.50%	11.00%	2/25/2028		1,341	1,307	1,341	0.03
Amerivet Partners Management, Inc.	(4)(5)(10)	SOFR +	5.35%	11.00%	2/25/2028		4,259	4,201	4,259	0.09
Canadian Hospital Specialties Ltd.	(4)(5)(6)(11)	C +	4.50%	9.93%	4/14/2028	CAD	29,628	23,468	25,356	0.51
Canadian Hospital Specialties Ltd.	(4)(5)(6)(10)	C +	4.50%	9.93%	4/15/2027	CAD	3,600	2,851	2,683	0.05
CCBlue Bidco, Inc.	(4)(10)	SOFR +	6.25%	11.70% (incl. 2.75% PIK)	12/21/2028		10,643	10,492	9,046	0.18
DCA Investment Holdings, LLC	(4)(10)	SOFR +	6.41%	11.75%	4/3/2028		32,866	32,623	32,620	0.66
DCA Investment Holdings, LLC	(4)(10)	SOFR +	6.50%	11.85%	4/3/2028		995	983	990	0.02
Epoch Acquisition, Inc.	(4)(11)	SOFR +	6.00%	11.55%	10/4/2026		24,054	23,952	23,934	0.48
Jayhawk Buyer, LLC	(4)(11)	SOFR +	5.00%	10.45%	10/15/2026		153,682	151,942	146,766	2.96
Kwol Acquisition, Inc.	(4)(6)(7)(10)	SOFR +	6.25%	11.43%	12/6/2029		6,872	6,687	6,685	0.13
Navigator Acquiror, Inc.	(4)(7)(9)	SOFR +	5.50%	10.96%	7/16/2027		235,327	234,002	218,854	4.42
Odyssey Holding Company, LLC	(4)(11)	SOFR +	5.75%	11.13%	11/16/2025		17,037	16,951	17,037	0.34
Odyssey Holding Company, LLC	(4)(11)	SOFR +	5.75%	11.14%	11/16/2025		1,635	1,623	1,635	0.03
PPV Intermediate Holdings, LLC	(4)(5)(7)(10)	SOFR +	5.75%	11.14%	8/31/2029		1,987	1,960	1,971	0.04
Smile Doctors, LLC	(4)(7)(10)	SOFR +	5.90%	11.30%	12/23/2028		10,858	10,630	10,571	0.21
Snoopy Bidco, Inc.	(4)(7)(10)	SOFR +	6.75%	12.65% PIK	6/1/2028		313,944	309,682	302,719	6.11
SpecialtyCare, Inc.	(4)(5)(7)(11)	SOFR +	5.75%	11.41%	6/18/2028		12,054	11,813	11,592	0.23
SpecialtyCare, Inc.	(4)(5)(7)(8)	SOFR +	4.00%	9.46%	6/18/2028		182	167	146	0.00
Stepping Stones Healthcare Services, LLC	(4)(7)(10)	SOFR +	5.75%	11.20%	1/2/2029		2,721	2,678	2,626	0.05
The Fertility Partners, Inc.	(4)(5)(6)(10)	SOFR +	5.75%	11.36%	3/16/2028		5,199	5,130	4,913	0.10
The Fertility Partners, Inc.	(4)(5)(6)(10)	C +	5.75%	11.24%	3/16/2028	CAD	4,925	3,810	3,512	0.07
The Fertility Partners, Inc.	(4)(5)(6)(7)(10)	C +	5.75%	11.25%	9/16/2027	CAD	313	142	121	0.00
The GI Alliance Management, LLC	(4)(5)(11)	SOFR +	6.25%	11.78%	9/15/2028		4,942	4,826	4,942	0.10
UMP Holdings, LLC	(4)(5)(10)	SOFR +	5.75%	11.15%	7/15/2028		1,095	1,079	1,068	0.02
UMP Holdings, LLC	(4)(5)(7)(10)	SOFR +	5.75%	11.13%	7/15/2028		1,505	1,479	1,463	0.03
Unified Physician Management, LLC	(4)(5)(7)(9)	SOFR +	5.25%	10.61%	6/18/2029		2,102	2,102	2,102	0.04

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)									
Health Care Providers & Services (continued)									
US Oral Surgery Management Holdco, LLC	(4)(10)	SOFR +	6.00%	11.47%	11/18/2027	$ 31,780	$ 31,369	$ 31,065	0.63 %
US Oral Surgery Management Holdco, LLC	(4)(7)(11)	SOFR +	6.00%	11.45%	11/18/2027	16,674	15,958	15,734	0.32
WHCG Purchaser III, Inc.	(4)(5)(10)	SOFR +	5.75%	11.36%	6/22/2028	43,309	42,785	26,419	0.53
WHCG Purchaser III, Inc.	(4)(5)(7)(10)	SOFR +	5.75%	11.36%	6/22/2026	6,706	6,640	4,084	0.08
							1,088,582	1,042,073	21.00
Health Care Technology									
Caerus US 1, Inc.	(4)(6)(10)	SOFR +	5.50%	10.85%	5/25/2029	9,887	9,735	9,788	0.20
Caerus US 1, Inc.	(4)(6)(7)(10)	SOFR +	5.75%	11.10%	5/25/2029	3,163	3,106	3,163	0.06
Caerus US 1, Inc.	(4)(6)(7)(10)	SOFR +	5.75%	11.21%	5/25/2029	809	789	791	0.02
Color Intermediate LLC	(4)(5)(10)	SOFR +	5.50%	10.95%	10/4/2029	20,160	19,742	20,160	0.41
Edifecs, Inc.	(4)(10)	SOFR +	5.75%	11.10%	9/21/2026	13,447	13,296	13,447	0.27
Edifecs, Inc.	(4)(11)	SOFR +	5.75%	11.10%	9/21/2026	216,910	214,450	216,910	4.38
GI Ranger Intermediate, LLC	(4)(7)(10)	SOFR +	5.75%	11.25%	10/29/2028	15,726	15,515	15,726	0.32
GI Ranger Intermediate, LLC	(4)(7)(10)	SOFR +	5.75%	11.25%	10/29/2027	720	705	720	0.01
Healthcomp Holding Company, LLC	(4)(10)	SOFR +	5.75%	11.12%	11/8/2029	98,500	97,540	97,515	1.97
Neptune Holdings, Inc.	(4)(7)(11)	SOFR +	6.00%	11.50%	8/31/2030	7,000	6,811	6,841	0.14
NMC Crimson Holdings, Inc.	(4)(10)	SOFR +	6.09%	11.64%	3/1/2028	71,173	69,903	71,173	1.44
NMC Crimson Holdings, Inc.	(4)(7)(10)	SOFR +	6.09%	11.63%	3/1/2028	14,758	14,579	14,719	0.30
Project Ruby Ultimate Parent Corp.	(10)	SOFR +	3.25%	8.72%	3/10/2028	8,375	8,178	8,201	0.17
RPBLS Midco, LLC	(4)(5)(10)	SOFR +	5.75%	11.25%	4/1/2028	7,388	7,283	7,388	0.15
RPBLS Midco, LLC	(4)(5)(9)	SOFR +	5.75%	11.25%	4/1/2028	1,961	1,947	1,961	0.04
							483,579	488,503	9.88
Insurance									
Alera Group, Inc.	(4)(7)(10)	SOFR +	6.00%	11.46%	10/2/2028	3,666	3,635	3,659	0.07
Amerilife Holdings LLC	(4)(5)(7)(10)	SOFR +	5.75%	11.14%	8/31/2029	2,154	2,110	2,145	0.04
CFCo LLC (Benefytt Technologies, Inc.)	(4)(8)(17)(18)		0.00%	0.00%	9/13/2038	9,566	1,397	68	0.00
Daylight Beta Parent LLC (Benefytt Technologies, Inc.)	(4)(8)		10.00%	10.00% PIK	9/12/2033	5,419	5,475	5,419	0.11
Foundation Risk Partners Corp.	(4)(7)(10)	SOFR +	6.00%	11.45%	10/29/2028	15,985	15,729	15,880	0.32
Galway Borrower, LLC	(4)(5)(7)(10)	SOFR +	5.25%	10.70%	9/29/2028	12,247	12,131	12,032	0.24
High Street Buyer, Inc.	(4)(5)(10)	SOFR +	5.75%	11.25%	4/14/2028	52,366	51,711	52,366	1.06
High Street Buyer, Inc.	(4)(5)(7)(10)	SOFR +	5.75%	11.25%	4/16/2028	11,285	11,028	11,146	0.23
Integrity Marketing Acquisition, LLC	(4)(5)(7)(10)	SOFR +	6.05%	11.54%	8/27/2025	139,430	138,357	138,022	2.79
Integrity Marketing Acquisition, LLC	(4)(5)(10)	SOFR +	6.02%	11.41%	8/27/2025	1,880	1,856	1,862	0.04

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]		Cost [3]	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)										
Insurance (continued)										
Integrity Marketing Acquisition, LLC	(4)(5)(7)(10)	SOFR +	6.00%	11.39%	8/27/2025	$	1,281	$ 1,194	$ 1,098	0.02 %
Integrity Marketing Acquisition, LLC	(4)(5)(10)	SOFR +	6.03%	11.52%	8/27/2025		4,039	4,006	3,998	0.08
PGIS Intermediate Holdings, LLC	(4)(5)(10)	SOFR +	5.50%	10.93%	10/16/2028		4,591	4,546	4,522	0.09
PGIS Intermediate Holdings, LLC	(4)(5)(7)(10)	SOFR +	5.75%	11.10%	10/16/2028		302	252	249	0.01
SG Acquisition, Inc.	(4)(9)	SOFR +	5.50%	10.98%	1/27/2027		104,974	104,154	103,662	2.09
Shelf Bidco Ltd	(4)(5)(6)(10)(18)	SOFR +	6.34%	11.72%	1/3/2030		5,079	4,947	5,053	0.10
Tennessee Bidco Limited	(4)(5)(6)(8)	E +	7.00%	10.97% (incl. 2.50% PIK)	8/3/2028	EUR	1,835	1,912	2,010	0.04
Tennessee Bidco Limited	(4)(5)(6)(8)	SOFR +	7.10%	12.53% (incl. 2.50% PIK)	7/9/2028		54,713	53,656	54,303	1.10
Tennessee Bidco Limited	(4)(5)(6)(8)	SOFR +	7.10%	12.43% (incl. 2.50% PIK)	8/3/2028		16,298	16,122	16,176	0.33
Tennessee Bidco Limited	(4)(5)(6)(8)	S +	7.28%	12.21% (incl. 2.50% PIK)	7/9/2028	GBP	43,764	59,538	55,366	1.12
World Insurance Associates, LLC	(4)(7)(11)	SOFR +	6.00%	11.42%	4/3/2028		38,208	36,970	36,914	0.75
								530,726	525,950	10.63
Internet & Direct Marketing Retail										
Donuts, Inc.	(4)(11)	SOFR +	6.00%	11.59%	12/29/2026		319,179	315,538	319,179	6.45
IT Services										
AI Altius Bidco, Inc.	(4)(5)(8)		9.75%	9.75% PIK	12/21/2029		965	948	960	0.02
AI Altius Bidco, Inc.	(4)(7)(10)	SOFR +	5.18%	10.43%	12/21/2028		6,612	6,522	6,612	0.13
Infostretch Corporation	(4)(5)(10)	SOFR +	5.75%	11.25%	4/1/2028		4,925	4,855	4,408	0.09
Inovalon Holdings, Inc.	(4)(7)(10)	SOFR +	6.25%	11.72% (incl. 2.75% PIK)	11/24/2028		109,741	107,835	109,329	2.21
Monterey Financing, S.A.R.L	(4)(5)(6)(8)	ST +	6.00%	10.04%	9/28/2029	SEK	2,090	184	206	0.00
Monterey Financing, S.A.R.L	(4)(5)(6)(8)	E +	6.00%	9.93%	9/28/2029	EUR	658	625	721	0.01
Monterey Financing, S.A.R.L	(4)(5)(6)(7)(8)	E +	6.00%	9.97%	9/28/2029	EUR	295	161	220	0.00
Monterey Financing, S.A.R.L	(4)(5)(6)(8)	CI +	6.00%	9.89%	9/28/2029	DKK	4,819	620	708	0.01
Monterey Financing, S.A.R.L	(4)(5)(6)(9)	N +	6.00%	10.71%	9/28/2029	NOK	5,149	463	503	0.01
Razor Holdco, LLC	(4)(10)	SOFR +	5.75%	11.23%	10/25/2027		36,970	36,500	36,693	0.74

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]		Cost [3]	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)										
IT Services (continued)										
Red River Technology, LLC	(4)(11)	SOFR +	6.00%	11.54%	5/26/2027	$	79,967	$ 79,175	$ 79,967	1.61 %
S&P Global Engineering Solutions	(4)(5)(7)(11)	SOFR +	7.00%	12.38%	5/2/2030		1,596	1,546	1,596	0.03
Turing Holdco, Inc.	(4)(5)(6)(8)	SOFR +	6.00%	11.40% (incl. 2.50% PIK)	9/28/2028		8,655	8,388	8,546	0.17
Turing Holdco, Inc.	(4)(5)(6)(7)(8)	SOFR +	6.00%	11.40% (incl. 2.50% PIK)	10/16/2028		4,307	4,222	3,992	0.08
Turing Holdco, Inc.	(4)(6)(8)	E +	6.00%	10.12% (incl. 2.50% PIK)	9/28/2028	EUR	11,159	12,643	12,165	0.25
Turing Holdco, Inc.	(4)(6)(8)	E +	6.00%	9.97% (incl. 2.50% PIK)	8/3/2028	EUR	4,271	4,796	4,509	0.09
								269,483	271,135	5.45
Machinery										
MHE Intermediate Holdings, LLC	(4)(5)(7)(11)	SOFR +	6.00%	11.53%	7/21/2027		2,559	2,525	2,559	0.05
MHE Intermediate Holdings, LLC	(4)(5)(11)	SOFR +	6.25%	11.78%	7/21/2027		249	244	249	0.01
								2,769	2,808	0.06
Marine										
Armada Parent, Inc.	(4)(7)(10)	SOFR +	5.75%	11.24%	10/29/2027		25,734	25,360	25,435	0.51
Media										
Trader Corp.	(4)(5)(6)(7)(10)	C +	6.75%	12.19%	12/22/2029	CAD	9,925	6,915	7,300	0.15

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)									
Oil, Gas & Consumable Fuels									
Eagle Midstream Canada Finance, Inc.	(4)(6)(10)	SOFR +	6.25%	11.63%	8/15/2028	$ 65,109	$ 64,357	$ 65,109	1.31 %
KKR Alberta Midsteam Finance Inc	(4)(6)(10)	SOFR +	6.25%	11.63%	8/15/2028	35,421	35,012	35,421	0.72
							99,369	100,530	2.03
Paper & Forest Products									
Profile Products, LLC	(4)(10)	SOFR +	5.50%	10.99%	11/12/2027	1,229	1,213	1,189	0.02
Profile Products, LLC	(4)(7)(10)	SOFR +	5.50%	10.95%	11/12/2027	6,083	6,002	5,857	0.12
							7,215	7,046	0.14
Pharmaceuticals									
Doc Generici (Diocle S.p.A.)	(4)(5)(6)(7)(8)	E +	6.50%	10.42%	10/27/2028	EUR 1,758	1,006	1,349	0.03
Ergomed Plc	(4)(6)(7)(10)	SOFR +	6.25%	11.60%	11/18/2030	20,388	20,000	21,260	0.43
							21,006	22,609	0.46
Professional Services									
ALKU, LLC	(4)(5)(10)	SOFR +	6.25%	11.61%	5/23/2029	798	780	796	0.02
Apex Companies, LLC	(4)(5)(7)(11)	SOFR +	6.25%	11.63%	1/31/2028	1,605	1,565	1,600	0.03
CFGI Holdings, LLC	(4)(7)(10)	SOFR +	5.00%	10.46%	11/2/2027	6,963	6,861	6,942	0.14
Clearview Buyer, Inc.	(4)(5)(7)(10)	SOFR +	5.35%	10.70%	8/26/2027	9,147	9,002	8,909	0.18
Cumming Group, Inc.	(4)(7)(11)	SOFR +	5.75%	11.11%	5/26/2027	80,061	79,273	78,670	1.59
Cumming Group, Inc.	(4)(7)(11)	SOFR +	5.75%	11.11%	11/16/2027	9,653	9,443	9,448	0.19
Guidehouse, Inc.	(4)(10)	SOFR +	5.75%	11.11% (incl. 2.00% PIK)	10/16/2028	307,012	304,883	303,558	6.13
HIG Orca Acquisition Holdings, Inc.	(4)(5)(7)(11)	SOFR +	6.00%	11.54%	8/17/2027	19,091	18,825	19,091	0.39
HIG Orca Acquisition Holdings, Inc.	(4)(5)(7)(11)	SOFR +	6.00%	11.50%	8/17/2027	2,939	2,884	2,877	0.06
IG Investments Holdings, LLC	(4)(5)(7)(10)	SOFR +	6.00%	11.48%	9/22/2028	46,261	45,600	46,011	0.93
Kaufman Hall & Associates, LLC	(4)(10)	SOFR +	5.25%	10.71%	12/14/2028	24,082	23,741	24,082	0.49
Legacy Intermediate, LLC	(4)(10)	SOFR +	5.75%	11.29%	2/25/2028	6,766	6,674	6,766	0.14
Material Holdings, LLC	(4)(5)(7)(10)	SOFR +	6.00%	11.45%	8/19/2027	24,456	24,161	22,431	0.45
Minotaur Acquisition, Inc.	(5)(8)	SOFR +	4.75%	10.21%	3/27/2026	1,964	1,928	1,967	0.04
Pavion Corp.	(4)(6)(7)(10)	SOFR +	5.75%	11.14%	10/30/2030	82,156	80,193	80,138	1.62
Petrus Buyer Inc	(4)(5)(7)(10)	SOFR +	6.50%	11.99%	10/17/2029	1,890	1,829	1,882	0.04
Sherlock Buyer Corp.	(4)(7)(10)	SOFR +	5.75%	11.20%	12/8/2028	8,487	8,333	8,267	0.17
Thevelia US, LLC	(5)(6)(9)	SOFR +	4.00%	9.50%	6/18/2029	1,296	1,285	1,299	0.03
Titan Investment Company, Inc.	(4)(5)(8)	SOFR +	5.75%	11.28%	3/20/2027	41,488	40,447	39,206	0.79
Trinity Air Consultants Holdings Corp.	(4)(7)(10)	SOFR +	5.75%	11.29%	6/29/2027	55,925	55,007	55,812	1.13
Trinity Air Consultants Holdings Corp.	(4)(7)(10)	SOFR +	5.75%	11.03%	6/29/2027	22,620	22,394	22,390	0.45
Trinity Partners Holdings, LLC	(4)(7)(10)	SOFR +	5.50%	11.03%	12/21/2028	4,756	4,678	4,742	0.10
West Monroe Partners, LLC	(4)(10)	SOFR +	5.25%	10.72%	11/8/2028	14,746	14,550	14,377	0.29
West Monroe Partners, LLC	(4)(7)(10)	SOFR +	5.25%	10.72%	11/8/2027	289	289	281	0.01
							764,625	761,542	15.41

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)									
Real Estate Management & Development									
Castle Management Borrower, LLC	(4)(7)(11)	SOFR +	5.50%	10.84%	11/3/2029	$ 23,333	$ 22,935	$ 22,940	0.46 %
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR +	5.50%	10.96%	2/16/2028	67,900	67,076	67,900	1.37
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR +	5.50%	10.96%	7/25/2029	833	818	833	0.02
							90,829	91,673	1.85
Software									
Anaplan, Inc.	(4)(5)(7)(10)	SOFR +	6.50%	11.85%	6/21/2029	1,804	1,773	1,794	0.04
Beeline, LLC	(4)(5)(7)(10)	SOFR +	5.25%	10.64%	5/2/2029	4,942	4,900	4,939	0.10
BlueCat Networks USA, Inc.	(4)(5)(10)	SOFR +	6.00%	11.38% (incl. 2.00% PIK)	8/8/2028	1,952	1,921	1,913	0.04
BlueCat Networks USA, Inc.	(4)(5)(10)	SOFR +	6.00%	11.42% (incl. 2.00% PIK)	8/8/2028	343	338	336	0.01
BlueCat Networks USA, Inc.	(4)(5)(7)(10)	SOFR +	6.00%	11.35% (incl. 2.00% PIK)	8/8/2028	65	61	61	0.00
Bluefin Holding, LLC	(4)(5)(6)(7)(11)	SOFR +	7.25%	12.72%	9/12/2029	22,756	22,163	22,381	0.45
Brave Parent Holdings, Inc.	(4)(7)(10)	SOFR +	5.00%	10.36%	11/28/2030	64,078	63,356	63,346	1.28
Circana Group, L.P.	(4)(10)	SOFR +	5.75%	11.21%	12/1/2028	120,332	118,430	120,332	2.43
Circana Group, L.P.	(4)(10)	SOFR +	6.25%	11.61% (incl. 2.75% PIK)	12/1/2028	77,153	76,001	77,153	1.56
Circana Group, L.P.	(4)(7)(10)	SOFR +	5.75%	11.11%	12/1/2027	2,484	2,264	2,484	0.05
Community Brands ParentCo, LLC	(4)(5)(7)(10)	SOFR +	5.50%	10.96%	2/24/2028	4,913	4,835	4,893	0.10
Confine Visual Bidco	(4)(6)(7)(10)	SOFR +	6.50%	11.81% (incl. 3.00% PIK)	2/23/2029	16,163	15,813	13,936	0.28
Connatix Buyer, Inc.	(4)(5)(7)(10)	SOFR +	5.50%	11.14%	7/14/2027	21,591	21,273	19,362	0.39
Coupa Software Inc.	(4)(5)(6)(7)(10)	SOFR +	7.50%	12.86%	2/27/2030	1,836	1,791	1,819	0.04
Crewline Buyer, Inc.	(4)(6)(7)(11)	SOFR +	6.75%	12.10%	11/8/2030	59,936	58,317	58,282	1.18
Denali Bidco Ltd	(4)(5)(6)(7)(10)	S +	6.00%	11.19%	8/29/2030	GBP 4,022	4,900	2,783	0.06
Denali Bidco Ltd	(4)(5)(6)(8)	E +	6.00%	9.84%	8/29/2030	EUR 1,166	1,226	1,268	0.03
Diligent Corporation	(4)(11)	SOFR +	5.75%	11.28%	8/4/2025	58,350	58,051	58,350	1.18
Discovery Education, Inc.	(4)(11)	SOFR +	5.75%	11.14%	10/3/2030	3,724	3,683	3,575	0.07
Discovery Education, Inc.	(4)(7)(10)	SOFR +	5.75%	11.23%	4/9/2029	33,090	32,649	31,648	0.64
Episerver, Inc.	(4)(5)(7)(11)	SOFR +	5.25%	10.75%	4/9/2026	9,545	9,464	9,081	0.18
Experity, Inc.	(4)(7)(10)	SOFR +	5.75%	11.20%	2/24/2028	14,828	14,618	14,664	0.30
GI Consilio Parent, LLC	(4)(5)(7)(8)	S +	3.75%	8.94%	5/14/2026	GBP 442	564	554	0.01

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]		Cost [3]		Fair Value		% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)												
Software (continued)												
Gigamon Inc.	(4)(7)(10)	SOFR +	5.75%	11.30%	3/9/2029	$	7,327	$	7,215	$	7,308	0.15 %
GovernmentJobs.com, Inc.	(4)(7)(10)	SOFR +	5.50%	10.96%	12/1/2028		5,169		5,160		5,156	0.10
GraphPAD Software, LLC	(4)(11)	SOFR +	5.50%	11.22%	4/27/2027		13,518		13,435		13,518	0.27
GraphPAD Software, LLC	(4)(11)	SOFR +	5.50%	11.19%	4/27/2027		12,797		12,691		12,797	0.26
GraphPAD Software, LLC	(4)(11)	SOFR +	5.50%	11.13%	4/27/2027		6,429		6,389		6,429	0.13
GraphPAD Software, LLC	(4)(7)(11)	P +	5.00%	13.50%	4/27/2027		1,062		1,044		1,030	0.02
LD Lower Holdings, Inc.	(4)(11)	SOFR +	6.50%	11.95%	2/8/2026		91,518		90,747		90,602	1.83
Lightbox Intermediate, LP	(4)(5)(8)	SOFR +	5.00%	10.61%	5/9/2026		1,970		1,941		1,886	0.04
Magnesium BorrowerCo, Inc.	(4)(5)(7)(10)	SOFR +	5.75%	11.21%	5/18/2029		5,215		5,117		5,203	0.11
Magnesium BorrowerCo, Inc.	(4)(10)	S +	5.75%	10.94%	5/18/2029	GBP	3,408		4,174		4,345	0.09
Mandolin Technology Intermediate Holdings, Inc.	(4)(5)(9)	SOFR +	3.75%	9.25%	7/31/2028		8,526		8,442		7,887	0.16
Mandolin Technology Intermediate Holdings, Inc.	(4)(5)(9)	SOFR +	6.25%	11.75%	6/9/2030		6,965		6,773		6,965	0.14
Mandolin Technology Intermediate Holdings, Inc.	(4)(5)(7)(8)	SOFR +	3.75%	9.25%	7/31/2026		284		277		194	0.00
Medallia, Inc.	(4)(10)	SOFR +	6.00%	11.45% (incl. 4.00% PIK)	10/29/2028		364,077		359,655		356,796	7.21
Medallia, Inc.	(4)(10)	SOFR +	6.50%	11.95% (incl. 4.00% PIK)	10/29/2028		2,136		2,105		2,094	0.04
Monk Holding Co.	(4)(10)(18)	SOFR +	5.70%	10.96%	12/1/2027		4,804		4,728		4,804	0.10
Monk Holding Co.	(4)(7)(10)	SOFR +	5.50%	10.96%	12/1/2027		189		179		175	0.00
MRI Software, LLC	(5)(7)(11)	SOFR +	5.50%	10.95%	2/10/2027		51,697		51,310		50,422	1.02
NAVEX TopCo, Inc.	(4)(7)(10)	SOFR +	5.75%	11.11%	11/9/2030		61,303		59,997		59,969	1.21
Nintex Topco Limited	(4)(6)(10)	SOFR +	6.00%	11.50%	11/13/2028		33,866		33,395		32,511	0.66
Oranje Holdco Inc	(4)(5)(7)(11)	SOFR +	7.75%	13.13%	2/1/2029		2,000		1,952		2,000	0.04
Rally Buyer, Inc.	(4)(5)(7)(10)	SOFR +	5.75%	11.12%	7/19/2028		840		827		824	0.02
Rally Buyer, Inc.	(4)(5)(7)(10)	SOFR +	5.75%	11.11%	7/19/2028		44		42		42	0.00
Relativity ODA, LLC	(4)(7)(11)	SOFR +	6.50%	11.96%	5/12/2027		21,458		21,159		21,087	0.43
Spitfire Parent, Inc.	(4)(11)	SOFR +	5.50%	10.96%	3/11/2027		78,620		77,907		78,620	1.59
Spitfire Parent, Inc.	(4)(11)	E +	5.50%	9.34%	3/11/2027	EUR 10,238		12,231		12,128		0.24
Stamps.com, Inc.	(4)(10)	SOFR +	5.75%	11.23%	10/5/2028		285,199		281,318		278,069	5.62
Triple Lift, Inc.	(4)(10)	SOFR +	5.75%	11.27%	5/5/2028		61,658		60,869		59,500	1.20
Triple Lift, Inc.	(4)(7)(10)	SOFR +	5.75%	11.31%	5/5/2028		2,951		2,855		2,681	0.05
WPEngine, Inc.	(4)(7)(10)	SOFR +	6.50%	11.87%	8/14/2029		66,667		64,607		65,133	1.32
Zendesk Inc	(4)(5)(7)(10)	SOFR +	6.25%	11.61% (incl. 3.25% PIK)	11/30/2028		1,623		1,592		1,614	0.03
									1,718,524		1,706,743	34.50
Specialty Retail												
CustomInk, LLC	(4)(11)(18)	SOFR +	6.18%	11.49%	5/3/2026		163,594		162,568		163,594	3.30
Technology Hardware, Storage & Peripherals												
Lytx, Inc.	(4)(11)	SOFR +	6.75%	12.21%	2/28/2028		84,454		83,740		84,454	1.71

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt - non-controlled/ non-affiliated (continued)									
Trading Companies & Distributors									
Porcelain Acquisition Corp.	(4)(11)	SOFR +	6.00%	11.49%	4/1/2027	$ 54,603	$ 53,487	$ 52,267	1.06 %
Transportation Infrastructure									
Capstone Logistics, LLC	(4)(11)	SOFR +	4.75%	10.21%	11/12/2027	5,501	5,477	5,501	0.11
Frontline Road Safety, LLC	(4)(7)(10)	SOFR +	5.75%	11.55%	5/3/2027	89,111	88,010	87,637	1.77
Frontline Road Safety, LLC	(4)(10)	SOFR +	5.75%	11.39%	5/3/2027	10,996	10,780	10,831	0.22
Helix TS, LLC	(4)(10)	SOFR +	6.25%	11.78%	8/4/2027	45,584	44,987	44,672	0.90
Helix TS, LLC	(4)(7)(10)	SOFR +	6.25%	11.75%	8/4/2027	993	979	973	0.02
Italian Motorway Holdings S.à.r.l	(4)(5)(6)(8)	E +	5.25%	9.35%	4/28/2029	EUR 78,810	81,314	86,349	1.74
Roadsafe Holdings, Inc.	(4)(11)	SOFR +	5.75%	11.22%	10/19/2027	29,443	29,099	28,339	0.57
Roadsafe Holdings, Inc.	(4)(11)	SOFR +	5.75%	11.26%	10/19/2027	20,592	20,360	19,820	0.40
Roadsafe Holdings, Inc.	(4)(11)	SOFR +	5.75%	11.29%	1/31/2029	4,198	4,136	4,040	0.08
Safety Borrower Holdings LP	(4)(5)(11)	SOFR +	5.25%	10.90%	9/1/2027	5,032	5,007	5,032	0.10
Safety Borrower Holdings LP	(4)(5)(7)(11)	P +	4.25%	12.75%	9/1/2027	280	277	276	0.01
Sam Holding Co, Inc.	(4)(7)(11)	SOFR +	6.00%	11.49%	9/24/2027	37,845	37,218	37,206	0.75
Sam Holding Co, Inc.	(4)(11)	SOFR +	6.00%	11.50%	9/24/2027	11,522	11,522	11,378	0.23
Sam Holding Co, Inc.	(4)(11)	SOFR +	6.00%	11.57%	9/24/2027	15,960	15,663	15,761	0.32
TRP Infrastructure Services, LLC	(4)(11)	SOFR +	5.50%	11.03%	7/9/2027	38,887	38,431	34,608	0.70
							393,260	392,423	7.92
Total First Lien Debt - non-controlled/non-affiliated							9,817,402	9,722,061	196.37
Total First Lien Debt							9,817,402	9,722,061	196.37

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]	Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
Second Lien Debt								
Second Lien Debt - non-controlled/non-affiliated								
Health Care Providers & Services								
Canadian Hospital Specialties Ltd.	(4)(5)(6)(8)		8.75%	8.75%	4/15/2029	CAD10,533	$ 8,296	$ 7,075	0.14 %
Jayhawk Buyer, LLC	(4)(11)	SOFR +	8.75%	14.23%	10/15/2027	$ 5,183	5,122	4,950	0.10
							13,418	12,025	0.24
Industrial Conglomerates								
Victory Buyer, LLC	(4)(9)	SOFR +	7.00%	12.64%	11/1/2029	9,619	9,547	8,970	0.18
IT Services								
Inovalon Holdings, Inc.	(4)(10)	SOFR +	10.50%	15.97% (incl. 15.97% PIK)	11/24/2033	12,294	12,065	12,293	0.25
Professional Services								
Thevelia US, LLC	(4)(5)(6)(9)	SOFR +	6.75%	12.25%	6/17/2030	4,920	4,801	4,908	0.10
Software								
Mandolin Technology Intermediate Holdings, Inc.	(4)(5)(9)	SOFR +	6.50%	12.00%	7/30/2029	3,550	3,516	3,319	0.07
Total Second Lien Debt - non-controlled/non-affiliated							43,347	41,515	0.84
Total Second Lien Debt							43,347	41,515	0.84

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]	Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
Unsecured Debt- non-controlled/ non-affiliated								
Health Care Technology								
Healthcomp Holding Company, LLC	(4)(8)	13.75%	13.75% PIK	11/8/2031	$ 10,231	$ 9,930	$ 9,924	0.20 %
Total Unsecured Debt - non-controlled/non-affiliated						9,930	9,924	0.20
Equity								
Equity - non-controlled/non-affiliated								
Aerospace & Defense								
Micross Topco, Inc.	(4)				4,767	4,767	4,699	0.09
Air Freight & Logistics								
AGI Group Holdings LP - A2 Units	(4)				902	902	507	0.01
Mode Holdings, L.P. - Class A-2 Common Units	(4)				5,486,923	5,487	9,822	0.20
						6,389	10,329	0.21
Commercial Services & Supplies								
GTCR Investors LP - A-1 Units	(4)				417,006	417	417	0.01
Distributors								
Box Co-Invest Blocker, LLC - Class A Units	(4)				702,305	702	358	0.01
Box Co-Invest Blocker, LLC - Class C Units	(4)				85,315	83	92	0.00
EIS Acquisition Holdings, LP - Class A Common Units	(4)				6,292	3,350	13,455	0.27
						4,135	13,905	0.28
Diversified Consumer Services								
Cambium Holdings, LLC - Senior Preferred Interests	(4)		11.50%		12,511,857	12,315	15,955	0.32
Diversified Financial Services								
THL Fund IX Investors (Plymouth II), LP	(4)				248,786	249	249	0.01
Diversified Telecommunication Services								
Point Broadband Holdings, LLC - Class A Units	(4)				6,930	5,877	7,049	0.14
Point Broadband Holdings, LLC - Class B Units	(4)				369,255	1,053	2,492	0.05
Point Broadband Holdings, LLC - Class Additional A Units	(4)				1,489	1,263	1,515	0.03
Point Broadband Holdings, LLC - Class Additional B Units	(4)				79,358	226	536	0.01
						8,419	11,592	0.23
Health Care Equipment & Supplies								
GCX Corporation Group Holdings, L.P. - Class A-2 Units	(4)				539	539	302	0.01
Health Care Providers & Services								
AVE Holdings I Corp.	(4)				625,944	607	596	0.01
Jayhawk Holdings, LP - A-1 Common Units	(4)				2,201	392	172	0.00
Jayhawk Holdings, LP - A-2 Common Units	(4)				1,185	211	93	0.00
						1,210	861	0.01

Investments [1]	Footnotes	Reference Rate and Spread [2]	Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
Equity - non-controlled/non-affiliated (continued)								
Health Care Technology								
Caerus Midco 2 S.À. R.L - Additional Vehicle Units	(4)(6)				11,710	$ 12	$ 1	0.00 %
Caerus Midco 2 S.À. R.L - Vehicle Units	(4)(6)				58,458	58	54	0.00
Healthcomp Holding Company, LLC - Preferred Interest	(4)		6.00%		9,850	985	985	0.02
						1,055	1,040	0.02
Insurance								
CFCo LLC (Benefytt Technologies, Inc.) - Class B Units	(4)				14,907,400	—	—	0.00
Shelf Holdco Ltd Common Equity	(4)(6)				50,000	50	88	0.00
						50	88	0.00
IT Services								
NC Ocala Co-Invest Beta, L.P. - LP Interest	(4)				2,854,133	2,854	3,054	0.06
Professional Services								
OHCP V TC COI, LP. - LP Interest	(4)				3,500,000	3,500	6,055	0.12
Tricor Horizon, LP	(4)(6)				385,781	386	386	0.01
						3,886	6,441	0.13
Software								
Connatix Parent, LLC - Class L Common Units	(4)				42,045	462	117	0.00
Descartes Holdings, Inc	(4)				49,139	213	102	0.00
Expedition Holdco, LLC - Class A Units	(4)				90	57	40	0.00
Expedition Holdco, LLC - Class B Units	(4)				90,000	33	11	0.00
Lobos Parent, Inc. - Series A Preferred Shares	(4)		10.50%		1,545	1,506	1,819	0.04
Mandolin Technology Holdings, Inc. - Series A Preferred Shares	(4)				3,550,000	3,444	3,568	0.07
Mimecast Limited	(4)				651,175	651	674	0.01
TPG IX Newark CI, L.P. - LP Interests	(4)(6)				1,965,727	1,965	1,965	0.04
Zoro Common Equity	(4)				2,073	21	21	0.00
Zoro Series A Preferred Shares	(4)		12.50%		373	361	418	0.01
						8,713	8,735	0.17
Specialty Retail								
CustomInk, LLC - Series A Preferred Units	(4)				384,520	5,200	7,171	0.14

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread [2]	Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
Transportation Infrastructure								
Frontline Road Safety Investments, LLC - Class A Common Units	(4)				27,536	$ 2,909	$ 3,776	0.08 %
Ncp Helix Holdings, LLC. - Preferred Shares	(4)				369	372	536	0.01
						3,281	4,312	0.09
Total Equity - non-controlled/ non-affiliated						63,479	89,150	1.78
Equity - non-controlled/affiliated								
Insurance								
Blackstone Donegal Holdings LP - LP Interests (Westland Insurance Group LTD)	(4)(6)(16)					1	5,790	0.12
Total Equity - non-controlled/ affiliated						1	5,790	0.12
Total Equity						63,480	94,940	1.90
Total Investments - non-controlled/non-affiliated						9,934,158	9,862,650	199.19
Total Investments - non-controlled/affiliated						1	5,790	0.12
Total Investment Portfolio						9,934,159	9,868,440	199.31
Cash and Cash Equivalents								
State Street Institutional U.S. Government Money Market Fund						19,961	19,961	0.40
Other Cash and Cash Equivalents						134,896	134,896	2.72
Total Portfolio Investments, Cash and Cash Equivalents						$ 10,089,016	$10,023,297	202.43 %

(1) Unless otherwise indicated, all debt and equity investments held by the Company (which such term "Company" shall include the Company's consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2023, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Danish Krone (DKK), Swedish Krona (SEK), and Norwegian Krone (NOK). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company's investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2) Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Canadian Dollar Offered Rate ("CDOR" or "C"), Sterling Overnight Interbank Average Rate ("SONIA" or "S"), Euro Interbank Offer Rate ("Euribor" or "E"), Secured Overnight Financing Rate ("SOFR"), Stockholm Interbank Offered Rate ("STIBOR" or "ST"), Copenhagen Interbank Offered Rate ("CIBOR" or "CI"), Norwegian Interbank Offered Rate ("NIBOR" or "N"), or an alternate base rate (commonly based on the Federal Funds Rate ("F") or the U.S. Prime Rate ("P")), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2023. Variable rate loans typically include an interest reference rate floor feature. As of December 31, 2023, 93.7% of the debt portfolio at fair value had an interest rate floor above zero. Rates on equity instruments represents contractual dividend rates on certain preferred equity positions.

(3) The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(4) These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (see Note 2), pursuant to the Company's valuation policy.

(5) These investments are not pledged as collateral under any of the Company's credit facilities. For other debt investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities and are not available to satisfy the creditors of the Company.

(6) The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the "1940 Act"). The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company's total assets. As of December 31, 2023, non-qualifying assets represented 11.0% of total assets as calculated in accordance with regulatory requirements.

(7)   Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company's unfunded commitments:

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
123Dentist, Inc.	Delayed Draw Term Loan	8/10/2029	$ 276	$ (68)
ACI Group Holdings, Inc.	Revolver	8/2/2027	9,832	—
ACI Group Holdings, Inc.	Delayed Draw Term Loan	8/2/2024	14,182	—
ADCS Clinics Intermediate Holdings, LLC	Revolver	5/7/2026	1,301	(26)
AI Altius Bidco, Inc.	Delayed Draw Term Loan	12/20/2028	158	—
Alera Group, Inc.	Delayed Draw Term Loan	11/17/2025	1,291	(6)
Amerilife Holdings LLC	Revolver	8/31/2028	243	—
Amerilife Holdings LLC	Delayed Draw Term Loan	8/31/2029	75	—
Amerilife Holdings LLC	Delayed Draw Term Loan	10/20/2026	488	(5)
Amerivet Partners Management, Inc.	Revolver	2/25/2028	589	—
Anaplan, Inc.	Revolver	6/21/2028	161	(1)
Apex Companies, LLC	Delayed Draw Term Loan	1/31/2028	369	(5)
Armada Parent, Inc.	Delayed Draw Term Loan	2/15/2024	1,250	—
Armada Parent, Inc.	Revolver	10/29/2027	3,000	(30)
Ascend Buyer, LLC	Revolver	9/30/2027	1,293	—
Bamboo US BidCo LLC	Delayed Draw Term Loan	9/30/2030	99	—
Bamboo US BidCo LLC	Revolver	9/28/2029	142	(3)
Bazaarvoice, Inc.	Revolver	5/7/2026	28,662	—
Beeline, LLC	Revolver	5/2/2028	591	—
Beeline, LLC	Delayed Draw Term Loan	5/2/2029	514	(3)
BlueCat Networks USA, Inc.	Delayed Draw Term Loan	8/8/2028	277	—
Bluefin Holding, LLC	Revolver	9/12/2029	2,244	(34)
BradyIFS Holdings, LLC	Revolver	10/31/2029	7,758	(155)
BradyIFS Holdings, LLC	Delayed Draw Term Loan	10/31/2025	7,613	—
Brave Parent Holdings, Inc.	Delayed Draw Term Loan	5/28/2025	7,282	(55)
Brave Parent Holdings, Inc.	Revolver	11/28/2030	3,641	(36)
Caerus US 1, Inc.	Delayed Draw Term Loan	5/25/2029	836	—
Caerus US 1, Inc.	Revolver	5/25/2029	322	—
Caerus US 1, Inc.	Delayed Draw Term Loan	5/25/2029	178	—
Cambium Learning Group, Inc.	Revolver	7/20/2028	43,592	—
Castle Management Borrower, LLC	Revolver	11/3/2029	2,917	(44)
CFGI Holdings, LLC	Revolver	11/2/2027	1,050	(21)
CFS Brands, LLC	Revolver	10/2/2030	18,177	(364)
CFS Brands, LLC	Delayed Draw Term Loan	10/2/2030	12,118	—
Circana Group, L.P.	Revolver	12/1/2027	11,316	—
Clearview Buyer, Inc.	Revolver	2/26/2027	898	(18)
Clearview Buyer, Inc.	Delayed Draw Term Loan	8/26/2024	3,668	—
Community Brands ParentCo, LLC	Delayed Draw Term Loan	2/24/2024	588	(6)
Community Brands ParentCo, LLC	Revolver	2/24/2028	345	(1)
Confine Visual Bidco	Delayed Draw Term Loan	3/11/2024	3,043	—
Connatix Buyer, Inc.	Revolver	7/14/2027	5,431	(448)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	3,509	(38)
COP Home Services TopCo IV, Inc.	Delayed Draw Term Loan	12/30/2027	8,730	(131)
Coupa Software Inc.	Delayed Draw Term Loan	8/27/2024	164	(2)
Coupa Software Inc.	Revolver	2/27/2029	126	(1)

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
CPI Buyer, LLC	Revolver	11/1/2026	$ 3,214	$ (64)
CPI Intermediate Holdings Inc	Delayed Draw Term Loan	10/8/2029	966	(10)
Crewline Buyer, Inc.	Revolver	11/8/2030	6,438	(156)
Cumming Group, Inc.	Revolver	11/16/2027	12,695	(190)
Cumming Group, Inc.	Delayed Draw Term Loan	5/21/2025	8,063	(60)
Denali Bidco Ltd	Delayed Draw Term Loan	8/29/2030	1,761	(3)
Discovery Education, Inc.	Revolver	4/9/2029	2,960	(118)
Doc Generici (Diocle S.p.A.)	Delayed Draw Term Loan	10/26/2024	1,682	(591)
Emergency Power Holdings, LLC	Delayed Draw Term Loan	8/17/2024	16,456	(165)
Endeavor Schools Holdings LLC	Delayed Draw Term Loan	7/18/2029	5,776	—
ENV Bidco AB	Delayed Draw Term Loan	7/19/2029	433	(153)
Episerver, Inc.	Revolver	4/9/2026	2,064	(83)
Ergomed Plc	Delayed Draw Term Loan	11/17/2025	46,934	—
Experity, Inc.	Revolver	2/24/2028	1,495	(15)
Fencing Supply Group Acquisition, LLC	Delayed Draw Term Loan	2/29/2024	1,910	(24)
Fencing Supply Group Acquisition, LLC	Delayed Draw Term Loan	2/26/2027	1,637	—
Formulations Parent Corp.	Revolver	11/15/2029	1,429	(26)
Foundation Risk Partners Corp.	Revolver	10/29/2027	2,382	(36)
Foundation Risk Partners Corp.	Delayed Draw Term Loan	10/29/2025	6,920	(69)
Freya Bidco Limited	Term Loan	10/31/2030	1,009	—
Freya Bidco Limited	Delayed Draw Term Loan	10/31/2030	257	—
Freya Bidco Limited	Term Loan	10/31/2030	1,107	—
Freya Bidco Limited	Delayed Draw Term Loan	10/31/2030	257	—
Frontgrade Technologies Holdings, Inc.	Revolver	1/9/2028	516	—
Frontline Road Safety, LLC	Delayed Draw Term Loan	6/15/2025	10,996	(137)
FusionSite Midco, LLC	Delayed Draw Term Loan	11/17/2024	8,800	—
FusionSite Midco, LLC	Revolver	11/17/2029	2,791	(63)
Galway Borrower, LLC	Revolver	9/30/2027	2,120	(32)
GI Consilio Parent, LLC	Revolver	5/14/2026	561	—
GI Ranger Intermediate, LLC	Revolver	10/29/2027	480	—
GI Ranger Intermediate, LLC	Delayed Draw Term Loan	10/30/2028	3,040	—
Gigamon Inc.	Revolver	3/11/2028	437	(1)
GovernmentJobs.com, Inc.	Revolver	11/30/2027	677	(14)
GraphPAD Software, LLC	Revolver	4/27/2027	1,062	—
Groundworks, LLC	Delayed Draw Term Loan	9/13/2025	37	—
Groundworks, LLC	Revolver	3/14/2029	42	(1)
HIG Orca Acquisition Holdings, Inc.	Revolver	8/17/2027	2,961	—
HIG Orca Acquisition Holdings, Inc.	Delayed Draw Term Loan	8/17/2027	3,241	—
High Street Buyer, Inc.	Revolver	4/16/2027	2,254	(45)
High Street Buyer, Inc.	Delayed Draw Term Loan	4/16/2028	9,396	—
Icefall Parent Inc	Term Loan	1/25/2030	31,940	—
Icefall Parent Inc	Revolver	1/25/2030	3,042	—
IG Investments Holdings, LLC	Revolver	9/22/2027	3,583	(18)
Inova Pharmaceutical	Term Loan	10/30/2028	661	—
Inova Pharmaceutical	Delayed Draw Term Loan	10/30/2028	102	—
Inovalon Holdings, Inc.	Delayed Draw Term Loan	6/24/2024	11,060	(138)
Integrity Marketing Acquisition, LLC	Revolver	8/27/2025	1,381	(14)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	8/27/2025	17,064	—
Iris Buyer, LLC	Revolver	10/2/2029	3,673	(101)
Iris Buyer, LLC	Delayed Draw Term Loan	10/2/2030	3,318	—
ISQ Hawkeye Holdco, Inc.	Revolver	8/17/2028	91	—

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
ISQ Hawkeye Holdco, Inc.	Delayed Draw Term Loan	8/17/2029	$ 51	$ —
Java Buyer, Inc.	Delayed Draw Term Loan	4/1/2024	930	—
Java Buyer, Inc.	Delayed Draw Term Loan	11/9/2025	1,276	—
Knowledge Pro Buyer, Inc.	Revolver	12/10/2027	784	—
Knowledge Pro Buyer, Inc.	Delayed Draw Term Loan	12/8/2025	2,633	—
Kwol Acquisition, Inc.	Revolver	12/6/2029	628	—
Magnesium BorrowerCo, Inc.	Delayed Draw Term Loan	5/18/2029	485	(12)
Magneto Components BuyCo, LLC	Revolver	12/5/2029	5,508	(138)
Magneto Components BuyCo, LLC	Delayed Draw Term Loan	6/5/2025	6,610	—
Mandolin Technology Intermediate Holdings, Inc.	Revolver	7/30/2026	916	—
Marcone Yellowstone Buyer, Inc.	Delayed Draw Term Loan	6/23/2028	342	(17)
Material Holdings, LLC	Revolver	8/17/2027	848	—
Mercury Bidco Globe Limited	Term Loan	1/31/2031	59,287	—
Mercury Bidco Globe Limited	Delayed Draw Term Loan	1/31/2026	14,992	—
MHE Intermediate Holdings, LLC	Revolver	7/21/2027	268	—
Monk Holding Co.	Delayed Draw Term Loan	12/1/2024	830	—
Monterey Financing, S.A.R.L	Delayed Draw Term Loan	9/19/2029	283	—
More Cowbell II, LLC	Delayed Draw Term Loan	9/1/2030	871	(11)
More Cowbell II, LLC	Revolver	9/1/2029	968	—
MPG Parent Holdings LLC	Term Loan	1/8/2030	10,763	—
MPG Parent Holdings LLC	Revolver	1/8/2030	1,313	—
MPG Parent Holdings LLC	Delayed Draw Term Loan	1/8/2026	2,679	—
MRI Software, LLC	Revolver	2/10/2026	1,516	(28)
MRI Software, LLC	Revolver	2/10/2027	1,822	(3)
MRI Software, LLC	Delayed Draw Term Loan	2/10/2027	40,238	(201)
MRI Software, LLC	Revolver	2/10/2027	4,024	(40)
MRI Software, LLC	Revolver	2/10/2026	3,086	(34)
NAVEX TopCo, Inc.	Revolver	11/9/2028	5,394	(108)
Navigator Acquiror, Inc.	Delayed Draw Term Loan	1/16/2025	24,746	—
NDC Acquisition Corp.	Revolver	3/9/2027	2,911	—
Neptune Holdings, Inc.	Revolver	8/14/2030	933	(19)
NMC Crimson Holdings, Inc.	Delayed Draw Term Loan	1/1/2024	2,617	—
Onex Baltimore Buyer, Inc.	Delayed Draw Term Loan	5/27/2024	177	—
Onex Baltimore Buyer, Inc.	Delayed Draw Term Loan	1/21/2025	4,729	—
Oranje Holdco Inc	Revolver	2/1/2029	250	—
Pavion Corp.	Revolver	10/30/2030	9,565	—
Pavion Corp.	Delayed Draw Term Loan	10/30/2025	18,279	(183)
Petrus Buyer Inc	Delayed Draw Term Loan	10/17/2029	595	(9)
Petrus Buyer Inc	Revolver	10/17/2029	272	—
PGIS Intermediate Holdings, LLC	Delayed Draw Term Loan	10/16/2028	4,007	—
PGIS Intermediate Holdings, LLC	Revolver	10/16/2028	469	(9)
Phoenix 1 Buyer Corp.	Revolver	11/20/2029	5,009	(50)
PPV Intermediate Holdings, LLC	Revolver	8/31/2029	159	(1)
PPV Intermediate Holdings, LLC	Delayed Draw Term Loan	8/31/2029	78	—
Profile Products, LLC	Revolver	11/12/2027	520	(17)
Profile Products, LLC	Revolver	11/12/2027	353	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	4/26/2024	16,623	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	7/25/2029	333	—
Pye-Barker Fire & Safety LLC	Delayed Draw Term Loan	11/26/2027	18,278	(183)
Quality Distribution LLC	Revolver	4/3/2028	94	(3)

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Quality Distribution LLC	Delayed Draw Term Loan	10/3/2024	$ 25	$ —
Quality Distribution LLC	Delayed Draw Term Loan	10/24/2025	1,931	(10)
Quality Distribution LLC	Revolver	7/1/2026	3,000	(135)
Qualus Power Services Corp.	Delayed Draw Term Loan	1/26/2025	3,737	—
Rally Buyer, Inc.	Revolver	7/19/2028	66	—
Rally Buyer, Inc.	Delayed Draw Term Loan	7/19/2028	75	—
Redwood Services Group, LLC	Delayed Draw Term Loan	6/15/2029	53	—
Redwood Services Group, LLC	Delayed Draw Term Loan	6/15/2029	139	—
Relativity ODA, LLC	Revolver	5/12/2027	3,292	(49)
RoadOne Inc	Revolver	12/30/2028	275	—
RoadOne Inc	Delayed Draw Term Loan	12/30/2028	163	—
S&P Global Engineering Solutions	Revolver	5/2/2029	249	—
Safety Borrower Holdings LP	Revolver	9/1/2027	93	—
Sam Holding Co, Inc.	Revolver	3/24/2027	6,000	(75)
Sam Holding Co, Inc.	Delayed Draw Term Loan	9/24/2027	9,300	—
SEKO Global Logistics Network, LLC	Revolver	12/30/2026	432	—
Sherlock Buyer Corp.	Delayed Draw Term Loan	12/8/2028	2,794	(28)
Sherlock Buyer Corp.	Revolver	12/8/2027	1,111	(22)
Smile Doctors, LLC	Delayed Draw Term Loan	12/23/2028	2,607	(39)
Smile Doctors, LLC	Revolver	12/23/2027	1,233	(31)
Snoopy Bidco, Inc.	Delayed Draw Term Loan	5/6/2024	15,786	(237)
SpecialtyCare, Inc.	Revolver	6/18/2026	865	—
SpecialtyCare, Inc.	Delayed Draw Term Loan	6/19/2028	1,155	—
Stepping Stones Healthcare Services, LLC	Delayed Draw Term Loan	1/2/2024	155	—
Stepping Stones Healthcare Services, LLC	Revolver	12/30/2026	371	(13)
The Fertility Partners, Inc.	Revolver	9/16/2027	127	—
Trader Corp.	Revolver	12/22/2028	830	(190)
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	6/29/2027	402	—
Trinity Air Consultants Holdings Corp.	Revolver	6/29/2027	6,881	—
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	6/30/2026	11,274	(113)
Trinity Partners Holdings, LLC	Delayed Draw Term Loan	6/20/2025	1,433	(14)
Triple Lift, Inc.	Revolver	5/6/2028	4,747	—
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	31,468	—
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	20,901	—
UMP Holdings, LLC	Delayed Draw Term Loan	7/15/2028	440	—
Unified Physician Management, LLC	Revolver	6/18/2029	241	—
US Oral Surgery Management Holdco, LLC	Delayed Draw Term Loan	8/16/2029	46,867	—
US Oral Surgery Management Holdco, LLC	Revolver	11/18/2027	3,233	(73)
West Monroe Partners, LLC	Revolver	11/9/2027	1,155	—
WHCG Purchaser III, Inc.	Revolver	6/22/2026	17	—
World Insurance Associates, LLC	Delayed Draw Term Loan	4/3/2028	47,025	(470)
World Insurance Associates, LLC	Revolver	4/3/2028	2,939	(59)
WPEngine, Inc.	Revolver	8/14/2029	6,667	(200)
Zendesk Inc	Revolver	11/3/2028	169	(3)
Zendesk Inc	Delayed Draw Term Loan	11/22/2028	361	(5)
Total unfunded commitments			$ 985,936	$ (6,660)

(8)   There are no interest rate floors on these investments.
(9)   The interest rate floor on these investments as of December 31, 2023 was 0.50%.
(10)   The interest rate floor on these investments as of December 31, 2023 was 0.75%.
(11)   The interest rate floor on these investments as of December 31, 2023 was 1.00%.
(12)   The interest rate floor on these investments as of December 31, 2023 was 1.25%.
(13)   The interest rate floor on these investments as of December 31, 2023 was 1.50%.
(14)   The interest rate floor on these investments as of December 31, 2023 was 2.00%.
(15)   For unsettled positions the interest rate does not include the base rate.
(16)   Under the 1940 Act, the Company would be deemed to "control" a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. As of December 31, 2023, the Company does not "control" any of these portfolio companies. Under the 1940 Act, the Company would be deemed an "affiliated person" of a portfolio company if the Company owns 5% or more of the portfolio company's outstanding voting securities. As of December 31, 2023, the Company's non-controlled/affiliated investments were as follows:

	Fair value as of December 31, 2022	Gross Additions	Gross Reductions	Net change in Unrealized Gains (Losses)	Net Realized Gain (Loss)	Fair value as of December 31, 2023	Dividend and Interest Income
Non-controlled/Affiliated Investments							
Blackstone Donegal Holdings LP	$ 56,584	$ —	$ (44,921)	$ (14,156)	$ 8,283	$ 5,790	$ —
Total	**$ 56,584**	**$ —**	**$ (44,921)**	**$ (14,156)**	**$ 8,283**	**$ 5,790**	**$ —**

(17)   Loan was on non-accrual status as of December 31, 2023.
(18)   These loans are "last-out" portions of loans. The "last-out" portion of the Company's loan investment generally earns a higher interest rate than the "first-out" portion, and in exchange the "first-out" portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the "last-out" portion.

The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread	Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
Investments—non-controlled/ non-affiliated								
First Lien Debt								
Aerospace & Defense								
Corfin Holdings, Inc.	(4)(11)	L + 5.75%	10.13%	2/5/2026	$ 199,393	$ 197,335	$ 195,405	4.70 %
Corfin Holdings, Inc.	(4)(11)	L + 5.75%	10.13%	2/5/2026	69,260	68,346	67,874	1.63
Linquest Corp.	(4)(5)(7)(10)	L + 5.75%	9.10%	7/28/2028	9,838	9,632	9,395	0.23
MAG DS Corp.	(4)(11)	L + 5.50%	10.23%	4/1/2027	81,319	76,271	74,813	1.80
Maverick Acquisition, Inc.	(4)(11)	L + 6.25%	10.98%	6/1/2027	18,789	18,507	17,004	0.41
TCFI AEVEX, LLC	(4)(11)	L + 6.00%	10.38%	3/18/2026	111,399	110,163	101,373	2.44
						480,254	465,864	11.21
Air Freight & Logistics								
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	9.13%	6/11/2027	96,395	94,906	95,431	2.29
ENV Bidco AB	(4)(6)(10)	SOFR + 6.00%	10.73%	7/19/2029	1,006	983	981	0.02
ENV Bidco AB	(4)(6)(7)(8)	E + 6.00%	8.20%	7/19/2029	EUR 1,122	1,116	1,179	0.03
Livingston International, Inc.	(4)(6)(10)	L + 5.50%	10.23%	4/30/2027	128,852	126,424	127,563	3.07
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	10.57%	12/9/2026	173,421	171,471	173,421	4.17
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	10.57%	2/5/2029	4,950	4,864	4,950	0.12
Redwood Services Group, LLC	(4)(7)(10)	SOFR + 6.00%	10.69%	6/15/2029	2,338	2,297	2,290	0.06
RoadOne Inc	(4)(7)(11)	SOFR + 6.25%	10.81%	12/30/2028	1,067	1,025	1,024	0.02
RWL Holdings, LLC	(4)(7)(10)	SOFR + 5.75%	10.48%	12/31/2028	24,133	23,667	23,827	0.57
SEKO Global Logistics Network, LLC	(4)(5)(6)(11)	E + 5.00%	6.00%	12/30/2026	EUR 1,863	2,134	1,978	0.05
SEKO Global Logistics Network, LLC	(4)(5)(7)(11)	L + 4.75%	9.48%	12/30/2026	6,247	6,174	6,214	0.15
						435,061	438,858	10.55
Building Products								
Fencing Supply Group Acquisition, LLC	(4)(5)(11)	L + 6.00%	11.21%	2/26/2027	52,187	51,654	52,187	1.25
Jacuzzi Brands, LLC	(4)(11)	SOFR + 6.00%	10.32%	2/25/2025	94,817	94,168	94,817	2.28
L&S Mechanical Acquisition, LLC	(4)(5)(10)	L + 5.75%	10.14%	9/1/2027	12,627	12,431	11,869	0.29
Lindstrom, LLC	(4)(11)	SOFR + 6.25%	10.47%	4/7/2025	121,977	121,094	120,758	2.90
Windows Acquisition Holdings, Inc.	(4)(5)(11)	L + 6.50%	11.23%	12/29/2026	53,729	53,014	53,729	1.29
						332,361	333,360	8.01
Commercial Services & Supplies								
Bazaarvoice, Inc.	(4)(7)(8)	SOFR + 5.75%	10.28%	5/7/2028	228,477	228,477	228,477	5.49
Java Buyer, Inc.	(4)(7)(10)	L + 5.75%	10.52%	12/15/2027	5,023	4,925	4,815	0.12
JSS Holdings, Inc.	(4)(10)	L + 6.00%	10.34%	12/27/2028	285,912	282,891	285,912	6.88
JSS Holdings, Inc.	(4)(10)	L + 6.00%	10.34%	12/27/2028	4,938	4,874	4,938	0.12
Knowledge Pro Buyer, Inc.	(4)(7)(10)	L + 5.75%	10.04%	12/10/2027	5,923	5,799	5,858	0.14
KPSKY Acquisition, Inc.	(4)(7)(10)	L + 5.50%	9.89%	10/19/2028	22,544	22,169	21,240	0.51
Onex Baltimore Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	10.50%	12/1/2027	28,023	27,541	27,720	0.67
The Action Environmental Group, Inc.	(4)(5)(12)	SOFR + 6.00%	10.66%	1/16/2026	133,693	132,061	132,022	3.17

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt (continued)									
The Action Environmental Group, Inc.	(4)(5)(12)	L +	6.00%	7.25%	1/16/2026	$ 11,133	$ 11,096	$ 10,993	0.26 %
Veregy Consolidated, Inc.	(4)(11)	L +	6.00%	10.41%	11/2/2027	20,886	20,485	17,126	0.41
							740,318	739,101	17.77
Construction & Engineering									
ASP Endeavor Acquisition, LLC	(4)(5)(9)	L +	6.50%	11.06%	5/3/2027	13,765	13,566	13,042	0.31
COP Home Services TopCo IV, Inc.	(4)(5)(7)(11)	L +	5.00%	9.38%	12/31/2027	22,373	21,850	21,233	0.51
							35,416	34,275	0.82
Containers & Packaging									
Ascend Buyer, LLC	(4)(7)(10)	SOFR +	6.25%	10.67%	10/2/2028	18,886	18,545	18,678	0.45
Ascend Buyer, LLC	(4)(10)	SOFR +	5.75%	10.67%	9/30/2028	1,995	1,937	1,975	0.05
							20,482	20,653	0.50
Distributors									
BP Purchaser, LLC	(4)(10)	L +	5.50%	10.24%	12/10/2028	7,332	7,208	7,094	0.17
Bution Holdco 2, Inc.	(4)(11)	L +	6.25%	10.63%	10/17/2025	72,809	72,131	72,809	1.75
Dana Kepner Company, LLC	(4)(11)	SOFR +	6.00%	10.66%	12/29/2026	63,291	62,449	62,975	1.51
Dana Kepner Company, LLC	(4)(11)	SOFR +	6.00%	10.66%	12/29/2027	1,995	1,959	1,985	0.05
Genuine Cable Group, LLC	(4)(10)	SOFR +	5.75%	10.17%	11/2/2026	179,989	177,116	176,389	4.24
Marcone Yellowstone Buyer, Inc.	(4)(5)(7)(10)	SOFR +	6.50%	7.25%	6/23/2028	1,582	1,525	1,524	0.04
Marcone Yellowstone Buyer, Inc.	(4)(5)(10)	SOFR +	5.50%	10.98%	6/23/2028	4,950	4,866	4,752	0.11
Marcone Yellowstone Buyer, Inc.	(4)(5)(10)	SOFR +	6.25%	10.62%	6/23/2028	1,598	1,581	1,534	0.04
NDC Acquisition Corp.	(4)(7)(11)	L +	5.50%	10.23%	3/9/2027	14,074	13,749	13,735	0.33
Tailwind Colony Holding Corporation	(4)(7)(11)	SOFR +	6.25%	10.98%	11/13/2024	42,774	42,484	42,132	1.01
Unified Door & Hardware Group, LLC	(4)(11)	SOFR +	5.75%	10.52%	6/30/2025	998	955	953	0.02
Unified Door & Hardware Group, LLC	(4)(11)	L +	5.75%	10.41%	12/18/2027	51,973	51,237	51,064	1.23
Unified Door & Hardware Group, LLC	(4)(11)	L +	5.75%	10.41%	6/30/2025	42,476	42,098	41,733	1.00
							479,358	478,679	11.50
Diversified Consumer Services									
Cambium Learning Group, Inc.	(4)(7)(10)	L +	5.50%	9.74%	7/20/2028	292,101	289,768	292,101	7.02
Dreambox Learning Holding LLC	(4)(5)(10)	L +	6.25%	9.44%	12/1/2027	7,087	6,970	6,661	0.16
Go Car Wash Management Corp.	(4)(7)(14)	SOFR +	6.25%	10.67%	12/31/2026	22,544	22,141	21,954	0.53
							318,879	320,716	7.71
Diversified Financial Services									
Barbri Holdings, Inc.	(4)(10)	L +	5.75%	10.13%	4/30/2028	64,465	63,457	63,820	1.53
SelectQuote, Inc.	(4)(10)	SOFR +	8.00%	12.42% (incl. 2.00% PIK)	11/5/2024	74,715	73,984	67,243	1.62
							137,441	131,063	3.15
Diversified Telecommunication Services									
Point Broadband Acquisition, LLC	(4)(7)(11)	L +	6.00%	10.56%	10/1/2028	104,875	102,509	101,470	2.44

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]		Cost [3]		Fair Value	% of Net Assets
First Lien Debt (continued)											
Electric Utilities											
Qualus Power Services Corp.	(4)(7)(11)	L +	5.25%	10.01%	3/26/2027	$	33,462	$	32,834	$ 33,092	0.80 %
Electrical Equipment											
Emergency Power Holdings, LLC	(4)(5)(7)(11)	L +	5.50%	10.23%	8/17/2028		44,451		43,549	43,486	1.05
Relay Purchaser, LLC	(4)(5)(7)(10)	L +	6.00%	10.73%	8/30/2028		36,670		35,999	36,415	0.88
Shoals Holdings, LLC	(4)(11)	SOFR +	3.25%	7.51%	11/25/2026		83,504		82,123	83,921	2.02
									161,671	163,822	3.95
Electronic Equipment, Instruments & Components											
Albireo Energy, LLC	(4)(5)(11)	L +	6.00%	10.75%	12/23/2026		109,041		107,698	101,953	2.45
CPI Intermediate Holdings Inc	(4)(7)(10)	SOFR +	5.50%	9.68%	10/8/2029		4,034		3,942	3,943	0.09
									111,640	105,896	2.54
Energy Equipment & Services											
Abaco Energy Technologies, LLC	(4)(13)	L +	7.00%	11.29%	10/4/2024		36,437		36,057	36,437	0.88
ISQ Hawkeye Holdco, Inc.	(4)(7)(10)	SOFR +	6.25%	10.63%	8/17/2029		908		884	893	0.02
Tetra Technologies, Inc.	(4)(6)(11)	L +	6.25%	10.63%	9/10/2025		17,790		17,736	17,790	0.43
									54,677	55,120	1.33
Health Care Equipment & Supplies											
CPI Buyer, LLC	(4)(7)(10)	L +	5.50%	10.23%	11/1/2028		30,242		29,624	29,089	0.70
GCX Corporation Buyer, LLC	(4)(5)(7)(10)	L +	5.50%	9.84%	9/13/2027		27,225		26,765	26,661	0.64
									56,389	55,750	1.34
Health Care Providers & Services											
123Dentist, Inc.	(4)(6)(7)(10)	C +	5.75%	10.36%	8/10/2029	CAD	1,721		1,321	1,220	0.03
ACI Group Holdings, Inc.	(4)(5)(7)(10)	L +	5.75%	10.13%	8/2/2028		105,139		103,062	103,013	2.48
ADCS Clinics Intermediate Holdings, LLC	(4)(7)(11)	L +	6.50%	11.66%	5/7/2027		8,570		8,428	8,419	0.20
Amerivet Partners Management, Inc.	(4)(5)(7)(10)	SOFR +	5.50%	10.23%	2/25/2028		5,857		5,724	5,600	0.13
Canadian Hospital Specialties Ltd.	(4)(5)(6)(7)(11)	C +	4.50%	9.36%	4/14/2028	CAD	30,935		22,693	22,786	0.55
CCBlue Bidco, Inc.	(4)(7)(10)	L +	6.25%	9.92% (incl. 2.75% PIK)	12/21/2028		10,442		10,261	9,853	0.24
Cross Country Healthcare, Inc.	(4)(10)	L +	5.75%	10.14%	6/8/2027		6,582		6,452	6,582	0.16
DCA Investment Holdings, LLC	(4)(7)(10)	SOFR +	6.00%	9.98%	4/3/2028		33,096		32,744	32,749	0.79
Epoch Acquisition, Inc.	(4)(11)	SOFR +	6.00%	10.19%	10/4/2024		24,307		24,208	24,185	0.58
Healthcomp Holding Company, LLC	(4)(5)(11)	L +	6.00%	10.42%	10/27/2026		76,247		75,033	76,247	1.83
Healthcomp Holding Company, LLC	(4)(5)(7)(11)	L +	5.50%	10.42%	10/27/2026		32,324		31,675	32,085	0.77
Jayhawk Buyer, LLC	(4)(7)(11)	L +	5.00%	9.73%	10/15/2026		155,273		152,942	153,720	3.70
Navigator Acquiror, Inc.	(4)(7)(9)	L +	5.75%	9.98% (incl. 5.11% PIK)	7/16/2027		200,735		199,246	198,728	4.78
Odyssey Holding Company, LLC	(4)(11)	L +	5.75%	10.45%	11/16/2025		18,672		18,522	18,672	0.45
PPV Intermediate Holdings, LLC	(4)(7)(10)	SOFR +	5.75%	10.07%	8/31/2029		1,796		1,761	1,775	0.04

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt (continued)									
Health Care Providers & Services (continued)									
Smile Doctors, LLC	(4)(7)(10)	L +	5.75%	11.00%	12/21/2028	$ 11,462	$ 11,253	$ 11,218	0.27 %
Snoopy Bidco, Inc.	(4)(7)(10)	L +	6.00%	10.76%	6/1/2028	304,214	298,966	293,329	7.05
SpecialtyCare, Inc.	(4)(5)(7)(11)	L +	5.75%	9.76%	6/18/2028	12,641	12,331	12,209	0.29
Stepping Stones Healthcare Services, LLC	(4)(7)(10)	L +	5.75%	10.51%	1/2/2029	2,774	2,722	2,690	0.06
The Fertility Partners, Inc.	(4)(5)(6)(10)	L +	5.75%	10.13%	3/16/2028	4,975	4,889	4,776	0.11
The Fertility Partners, Inc.	(4)(5)(6)(7)(10)	C +	5.75%	10.46%	3/16/2028	CAD 5,840	4,622	4,287	0.10
The GI Alliance Management, LLC	(4)(7)(11)	SOFR +	6.25%	10.49%	9/15/2028	4,107	3,965	3,998	0.10
Unified Physician Management, LLC	(4)(7)(9)	SOFR +	5.50%	10.50%	6/18/2029	2,046	2,046	2,046	0.05
United Mutual Acquisition Holdings, LLC	(4)(7)(10)	SOFR +	5.75%	10.09%	7/15/2028	1,787	1,742	1,738	0.04
US Oral Surgery Management Holdco, LLC	(4)(7)(10)	L +	5.50%	10.18%	11/18/2027	41,654	40,916	41,169	0.99
WHCG Purchaser III, Inc.	(4)(5)(7)(10)	L +	5.75%	10.48%	6/22/2028	44,703	43,840	34,563	0.83
							1,121,364	1,107,657	26.62
Health Care Technology									
Caerus US 1, Inc.	(4)(6)(7)(10)	SOFR +	5.50%	10.08%	5/25/2029	10,542	10,314	10,207	0.25
Caerus US 1, Inc.	(4)(6)(7)(10)	SOFR +	5.50%	6.25%	5/25/2029	2,215	2,171	2,170	0.05
Color Intermediate LLC	(4)(10)	SOFR +	5.50%	10.18%	10/4/2029	20,313	19,818	19,906	0.48
Edifecs, Inc.	(4)(10)	L +	5.50%	10.23%	9/21/2026	13,585	13,377	13,449	0.32
Edifecs, Inc.	(4)(11)	L +	7.50%	12.23%	9/21/2026	219,160	215,762	223,544	5.38
GI Ranger Intermediate, LLC	(4)(7)(10)	SOFR +	6.00%	10.73%	10/29/2028	16,007	15,730	15,725	0.38
NMC Crimson Holdings, Inc.	(4)(7)(10)	L +	6.00%	9.74%	3/1/2028	75,988	74,013	74,829	1.80
Project Ruby Ultimate Parent Corp.	(10)	L +	3.25%	7.63%	3/10/2028	8,461	8,429	8,019	0.19
RPBLS Midco, LLC	(4)(7)(10)	SOFR +	5.75%	9.41%	4/1/2028	9,423	9,275	9,329	0.22
							368,889	377,178	9.07
Insurance									
Alera Group, Inc.	(4)(7)(10)	SOFR +	6.00%	10.42%	10/2/2028	3,703	3,673	3,629	0.09
Amerilife Holdings, LLC	(4)(7)(10)	SOFR +	5.75%	9.01%	8/31/2029	2,101	2,055	2,076	0.05
Benefytt Technologies, Inc.	(4)(7)(10)	SOFR +	8.75%	12.09% (incl. 7.75% PIK)	8/12/2027	13,457	13,255	10,896	0.26
Foundation Risk Partners Corp.	(4)(7)(10)	SOFR +	6.00%	10.68%	10/29/2028	27,179	26,823	26,881	0.65
Galway Borrower, LLC	(4)(5)(7)(10)	L +	5.25%	8.99%	9/30/2028	22,169	21,790	21,577	0.52
High Street Buyer, Inc.	(4)(5)(7)(10)	L +	6.00%	10.73%	4/14/2028	61,910	60,802	61,282	1.47
Integrity Marketing Acquisition, LLC	(4)(5)(7)(10)	L +	6.05%	11.28%	8/27/2025	146,487	145,102	141,089	3.39
Jones Deslauriers Insurance Management, Inc.	(5)(6)(10)	C +	4.25%	8.81%	3/27/2028	CAD 86,367	68,216	59,917	1.44
PGIS Intermediate Holdings, LLC	(4)(5)(7)(10)	L +	5.50%	10.63%	10/16/2028	4,627	4,553	4,470	0.11
SG Acquisition, Inc.	(4)(9)	L +	5.00%	9.17%	1/27/2027	104,974	103,888	104,974	2.52
Shelf Bidco Ltd	(6)(10)	SOFR +	6.00%	6.75%	1/3/2030	GBP 5,091	4,938	4,938	0.12

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate (2)(15)	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt (continued)									
Insurance (continued)									
Tennessee Bidco Limited	(4)(5)(6)(8)	S +	7.28%	8.47%	7/9/2028	GBP 16,190	$ 21,946	$ 19,134	0.46 %
Tennessee Bidco Limited	(4)(5)(6)(8)	S +	7.00%	7.00%	7/9/2028	GBP 28,509	38,706	33,693	0.81
Tennessee Bidco Limited	(4)(5)(6)(8)	L +	7.00%	10.38%	7/9/2028	54,034	52,743	53,088	1.28
Tennessee Bidco Limited	(4)(5)(6)(8)	L +	7.00%	12.21%	8/3/2028	15,998	15,796	15,718	0.38
Westland Insurance Group LTD	(4)(5)(6)(11)	L +	7.00%	11.39%	1/5/2027	42,483	39,901	41,209	0.99
Westland Insurance Group LTD	(4)(5)(6)(7)(8)	C +	7.00%	11.86%	1/5/2027	CAD165,350	119,655	118,210	2.84
							743,842	722,781	17.38
Internet & Direct Marketing Retail									
Donuts, Inc.	(4)(11)	SOFR +	6.00%	10.43%	12/29/2026	322,470	318,178	319,245	7.68
IT Services									
AI Altius Bidco, Inc.	(4)(5)(7)(10)	L +	5.50%	10.65%	12/21/2028	5,423	5,320	5,300	0.13
AI Altius Bidco, Inc.	(4)(5)(8)		9.75%	9.75% PIK	12/29/2029	835	814	808	0.02
Infostretch Corporation	(4)(10)	SOFR +	5.75%	10.48%	4/1/2028	4,975	4,888	4,776	0.11
Inovalon Holdings, Inc.	(4)(7)(10)	L +	6.25%	10.95% (incl. 2.75% PIK)	11/24/2028	106,179	103,883	104,979	2.52
Monterey Financing S.à.r.l	(4)(6)(7)(8)	E +	6.00%	8.14%	9/28/2029	EUR 658	601	704	0.02
Monterey Financing S.à.r.l	(4)(6)(8)	CI +	6.00%	8.42%	9/28/2029	DKK 4,819	618	674	0.02
Monterey Financing S.à.r.l	(4)(6)(9)	N +	6.00%	9.26%	9/28/2029	NOK 5,149	461	510	0.01
Monterey Financing S.à.r.l	(4)(6)(8)	ST +	6.00%	8.65%	9/28/2029	SEK 2,090	184	196	0.00
Razor Holdco, LLC	(4)(10)	L +	5.75%	9.42%	10/25/2027	37,347	36,718	36,600	0.88
Red River Technology, LLC	(4)(7)(11)	L +	6.00%	10.38%	5/26/2027	80,785	79,749	80,180	1.93
Turing Holdco, Inc.	(4)(5)(6)(7)(8)	E +	6.00%	8.00% (incl. 2.50% PIK)	8/3/2028	EUR 16,280	18,129	17,160	0.41
Turing Holdco, Inc.	(4)(5)(6)(8)	L +	6.00%	10.01%	8/3/2028	8,437	8,229	8,310	0.20
							259,594	260,197	6.25
Machinery									
MHE Intermediate Holdings	(4)(5)(7)(11)	SOFR +	6.00%	9.50%	7/21/2027	4,492	4,419	4,331	0.10
MHE Intermediate Holdings	(4)(5)(11)	SOFR +	6.25%	9.75%	12/9/2025	214	210	208	0.01
							4,629	4,539	0.11
Marine									
Armada Parent, Inc.	(4)(7)(10)	L +	5.75%	10.13%	10/29/2027	25,997	25,520	25,209	0.61
Media									
Trader Corp.	(4)(6)(7)(10)	C +	5.75%	10.40%	12/22/2029	CAD 10,000	7,149	7,185	0.17

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt (continued)									
Oil, Gas & Consumable Fuels									
Eagle Midstream Canada Finance, Inc.	(4)(6)(10)	SOFR +	6.25%	10.52%	8/15/2028	$ 74,649	$ 73,602	$ 73,529	1.77 %
KKR Alberta Midstream Finance Inc.	(4)(6)(10)	SOFR +	6.25%	10.52%	8/15/2028	40,611	40,042	40,002	0.96
							113,644	113,531	2.73
Paper & Forest Products									
Profile Products, LLC	(4)(7)(10)	L +	5.50%	9.36%	11/12/2027	6,344	6,247	6,186	0.15
Profile Products, LLC	(4)(10)	C +	5.50%	10.14%	11/12/2027	1,242	1,221	1,214	0.03
							7,468	7,400	0.18
Pharmaceuticals									
Doc Generici (Diocle S.p.A.)	(4)(6)(7)(8)	E +	6.50%	8.56%	10/27/2028	EUR 1,758	1,478	1,688	0.04
Professional Services									
ALKU, LLC	(4)(10)	SOFR +	5.25%	9.67%	3/1/2028	74,904	74,352	74,904	1.80
ALKU, LLC	(4)(10)	SOFR +	5.00%	9.42%	3/1/2028	38,118	37,751	38,118	0.92
BPPH2 Limited	(4)(5)(6)(8)	S +	6.87%	10.30%	3/2/2028	GBP 26,300	35,637	31,794	0.76
CFGI Holdings, LLC	(4)(7)(10)	L +	5.00%	9.39%	11/2/2027	7,598	7,449	7,565	0.18
Clearview Buyer, Inc.	(4)(5)(7)(10)	L +	5.25%	9.98%	8/26/2027	9,240	9,032	9,001	0.22
Cumming Group, Inc.	(4)(7)(11)	L +	5.25%	8.92%	5/26/2027	73,737	72,612	71,088	1.71
Cumming Group, Inc.	(4)(11)	SOFR +	5.25%	8.92%	11/16/2027	1,000	970	970	0.02
Guidehouse, Inc.	(4)(5)(10)	L +	6.25%	10.63%	10/16/2028	325,537	322,831	319,027	7.67
HIG Orca Acquisition Holdings, Inc.	(4)(5)(7)(11)	SOFR +	6.00%	9.78%	8/17/2027	23,523	23,133	23,239	0.56
IG Investments Holdings, LLC	(4)(5)(7)(10)	L +	6.00%	10.39%	9/22/2028	48,167	47,356	47,915	1.15
Kaufman Hall & Associates, LLC	(4)(7)(10)	L +	5.25%	9.63%	12/14/2028	24,314	23,858	24,131	0.58
Legacy Intermediate, LLC	(4)(5)(7)(10)	SOFR +	5.75%	10.26%	2/25/2028	5,161	5,047	5,080	0.12
Material Holdings, LLC	(4)(5)(7)(10)	SOFR +	6.00%	10.68%	8/19/2027	24,448	24,042	23,687	0.57
Minotaur Acquisition, Inc.	(8)	SOFR +	4.75%	9.17%	3/27/2026	1,985	1,932	1,903	0.05
Petrus Buyer Inc	(4)(7)(10)	SOFR +	6.50%	10.70%	10/17/2029	1,905	1,833	1,831	0.04
Sherlock Buyer Corp.	(4)(7)(10)	L +	5.75%	10.48%	12/8/2028	8,573	8,386	8,223	0.20
Thevelia US, LLC	(5)(6)(9)	SOFR +	4.00%	8.73%	6/18/2029	1,309	1,296	1,273	0.03
Titan Investment Company, Inc.	(4)(5)(8)	L +	5.75%	10.07%	3/20/2027	42,028	40,646	40,136	0.97
Trinity Air Consultants Holdings Corp.	(4)(7)(10)	L +	5.25%	10.18%	6/29/2027	67,936	66,786	67,079	1.61
Trinity Partners Holdings, LLC	(4)(7)(10)	SOFR +	5.75%	9.99%	12/21/2028	4,804	4,710	4,694	0.11
West Monroe Partners, LLC	(4)(7)(10)	L +	5.50%	9.84%	11/8/2028	14,896	14,623	14,524	0.35
							824,282	816,182	19.62
Real Estate Management & Development									
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR +	6.25%	10.67%	2/16/2028	70,324	69,012	70,324	1.69
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR +	6.25%	10.67%	7/25/2029	833	814	833	0.02
							69,826	71,157	1.71

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]		Cost [3]		Fair Value		% of Net Assets
First Lien Debt (continued)												
Road & Rail												
Gruden Acquisition, Inc.	(4)(5)(7)(11)	L +	5.50%	7.75%	7/1/2028	$	16,437	$	16,072	$	16,167	0.39 %
Software												
Anaplan, Inc.	(4)(6)(7)(10)	SOFR +	6.50%	10.82%	6/21/2029		1,786		1,749		1,747	0.04
AxiomSL Group, Inc.	(4)(7)(11)	L +	5.75%	10.13%	12/3/2027		42,118		41,401		41,635	1.00
BlueCat Networks USA, Inc.	(4)(6)(7)(10)	SOFR +	6.00%	10.46%	8/8/2028		1,959		1,915		1,913	0.05
Community Brands ParentCo, LLC	(4)(5)(7)(10)	SOFR +	5.75%	10.17%	2/24/2028		4,963		4,866		4,850	0.12
Confine Visual Bidco	(4)(6)(7)(10)	SOFR +	5.75%	10.05%	2/23/2029		15,921		15,503		15,092	0.36
Connatix Buyer, Inc.	(4)(5)(7)(10)	L +	5.50%	10.14%	7/14/2027		21,875		21,348		21,220	0.51
Diligent Corporation	(4)(11)	L +	5.75%	10.13%	8/4/2025		58,950		58,458		57,182	1.38
Discovery Education, Inc.	(4)(7)(10)	SOFR +	5.75%	9.83%	4/9/2029		26,600		26,071		25,565	0.61
Episerver, Inc.	(4)(5)(7)(11)	L +	5.25%	9.98%	4/9/2026		9,643		9,525		9,117	0.22
Experity, Inc.	(4)(5)(7)(10)	L +	5.75%	10.48%	2/24/2028		15,007		14,743		14,677	0.35
Gigamon Inc.	(4)(7)(11)	SOFR +	5.75%	9.73%	3/9/2029		7,471		7,335		7,293	0.18
GovernmentJobs.com, Inc.	(4)(7)(10)	L +	5.50%	9.88%	12/1/2028		4,963		4,934		4,828	0.12
GraphPAD Software, LLC	(4)(7)(11)	L +	5.50%	10.23%	4/27/2027		26,584		26,261		26,222	0.63
LD Lower Holdings, Inc.	(4)(7)(11)	L +	6.50%	11.23%	2/8/2026		92,459		91,310		91,072	2.19
Lightbox Intermediate, LP	(4)(8)	L +	5.00%	9.73%	5/9/2026		1,990		1,948		1,920	0.05
Magnesium BorrowerCo, Inc.	(4)(10)	S +	5.75%	9.18%	5/18/2029	GBP	3,443		4,201		4,079	0.10
Magnesium BorrowerCo, Inc.	(4)(7)(10)	SOFR +	5.75%	10.17%	5/18/2029		5,268		5,136		5,177	0.12
Mandolin Technology Intermediate Holdings, Inc.	(4)(5)(7)(9)	L +	3.75%	8.16%	7/31/2028		9,464		9,352		9,120	0.22
Medallia, Inc.	(4)(10)	L +	6.50%	10.88% (incl. 5.44% PIK)	10/29/2028		350,678		345,298		343,665	8.26
Monk Holding Co.	(4)(7)(10)	L +	5.50%	9.67%	12/1/2027		5,043		4,921		4,929	0.12
MRI Software, LLC	(5)(7)(11)	L +	5.50%	10.23%	2/10/2026		27,816		27,642		26,405	0.63
Nintex Topco Limited	(4)(6)(10)	L +	6.00%	10.73%	11/13/2028		34,211		33,637		31,987	0.77
Project Boost Purchaser, LLC	(4)(7)(10)	SOFR +	5.25%	9.65%	5/2/2029		4,795		4,742		4,763	0.11
Rally Buyer, Inc.	(4)(7)(10)	SOFR +	5.75%	8.78%	7/19/2028		718		700		699	0.02
Relativity ODA, LLC	(4)(7)(11)	L +	10.55%	11.89% (incl. 11.55%)	5/12/2027		20,995		20,607		20,631	0.50
Spitfire Parent, Inc.	(4)(11)	SOFR +	6.00%	9.28%	3/11/2027		55,061		54,269		53,960	1.30
Spitfire Parent, Inc.	(4)(5)(11)	E +	6.00%	7.86%	3/11/2027	EUR	10,369		12,350		10,845	0.26
Spitfire Parent, Inc.	(4)(7)(11)	SOFR +	6.00%	10.23%	3/11/2027		20,506		20,137		20,059	0.48
Stamps.com, Inc.	(4)(10)	L +	5.75%	10.13%	10/5/2028		288,101		283,359		280,899	6.75
The NPD Group L.P.	(4)(7)(10)	SOFR +	6.25%	10.43% (incl. 2.75% PIK)	12/1/2028		75,724		74,324		74,210	1.78
The NPD Group L.P.	(4)(7)(10)	L +	5.75%	10.13%	12/1/2028		123,212		120,651		121,859	2.93

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
First Lien Debt (continued)									
Software (continued)									
Triple Lift, Inc.	(4)(7)(10)	SOFR +	5.50%	9.61%	5/5/2028	$ 65,276	$ 64,177	$ 63,876	1.54 %
Zendesk Inc	(4)(7)(10)	SOFR +	6.50%	11.04%	11/22/2028	1,582	1,544	1,542	0.04
							1,414,414	1,403,038	33.74
Specialty Retail									
CustomInk, LLC	(4)(11)	L +	6.18%	7.18%	5/3/2026	163,594	162,126	163,594	3.93
Technology Hardware, Storage & Peripherals									
Lytx, Inc.	(4)(11)	SOFR +	6.75%	11.17%	2/28/2026	84,454	83,729	81,076	1.95
Trading Companies & Distributors									
Porcelain Acquisition Corp.	(4)(7)(11)	L +	5.75%	10.48%	4/1/2027	55,254	53,785	54,829	1.32
The Cook & Boardman Group, LLC	(11)	SOFR +	5.75%	9.99%	10/17/2025	49,193	48,981	41,998	1.01
							102,766	96,827	2.33
Transportation Infrastructure									
Capstone Logistics, LLC	(4)(11)	L +	4.75%	9.13%	11/12/2027	5,558	5,527	5,350	0.13
Frontline Road Safety, LLC	(4)(10)	L +	5.75%	6.68%	5/3/2027	90,051	88,785	84,648	2.04
Helix TS, LLC	(4)(7)(10)	L +	5.75%	10.16%	8/4/2027	42,303	41,713	42,083	1.01
Italian Motorway Holdings S.à.r.l	(4)(6)(8)	E +	5.25%	7.35%	4/28/2029	EUR 78,810	81,010	81,376	1.96
Roadsafe Holdings, Inc.	(4)(7)(11)	L +	5.75%	10.87%	10/19/2027	51,884	51,085	51,336	1.23
Safety Borrower Holdings LP	(4)(5)(7)(11)	L +	5.25%	10.46%	9/1/2027	5,083	5,044	5,028	0.12
Sam Holding Co, Inc.	(4)(7)(11)	L +	5.25%	9.95%	9/24/2027	42,275	41,506	41,306	0.99
TRP Infrastructure Services, LLC	(4)(7)(11)	L +	5.50%	10.08%	7/9/2027	39,285	38,640	36,464	0.88
							353,310	347,591	8.36
Total First Lien Debt							9,497,570	9,419,963	226.49

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1]	Footnotes	Reference Rate and Spread		Interest Rate [2][15]	Maturity Date	Par Amount/ Units [1]		Cost [3]		Fair Value	% of Net Assets
Second Lien Debt											
Construction & Engineering											
COP Home Services TopCo IV, Inc.	(4)(5)(11)	L +	8.75%	13.13%	12/29/2028	$	7,517	$ 7,390	$	7,178	0.17 %
Health Care Providers & Services											
Canadian Hospital Specialties Ltd.	(4)(5)(6)(8)		8.75%	8.75%	4/15/2029	CAD	10,533	8,323		7,171	0.17
Jayhawk Buyer, LLC	(4)(11)	L +	8.75%	13.17%	10/15/2027		5,183	5,106		5,144	0.12
								13,429		12,315	0.29
Industrial Conglomerates											
Victory Buyer, LLC	(4)(9)	L +	7.00%	11.35%	11/1/2029		9,619	9,534		8,248	0.20
IT Services											
Inovalon Holdings, Inc.	(4)(5)(10)	L +	10.50%	15.20% (incl. 15.20% PIK)	11/24/2033		10,358	10,108		10,359	0.25
Professional Services											
Thevelia US, LLC	(4)(6)(9)	SOFR +	6.75%	11.48%	6/17/2030		4,920	4,783		4,810	0.12
Software											
Mandolin Technology Intermediate Holdings, Inc.	(4)(5)(9)	L +	6.50%	10.91%	7/30/2029		3,550	3,509		3,426	0.08
Total Second Lien Debt								48,753		46,336	1.11

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1][5]	Footnotes	Reference Rate and Spread	Interest Rate [2]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
Equity								
Aerospace & Defense								
Micross Topco, Inc.	(4)				4,767	$ 4,767	$ 4,767	0.11 %
Air Freight & Logistics								
AGI Group Holdings LP - A2 Units	(4)				902	902	724	0.02
Mode Holdings, L.P. - Class A-2 Common Units	(4)				5,486,923	5,487	10,699	0.26
						6,389	11,423	0.28
Distributors								
Box Co-Invest Blocker, LLC	(4)				702,305	702	625	0.02
EIS Acquisition Holdings, LP - Class A Common Units	(4)				6,292	3,350	13,282	0.32
						4,052	13,907	0.34
Diversified Consumer Services								
Cambium Holdings, LLC - Senior Preferred Interests	(4)		11.50%		12,511,857	12,315	15,135	0.36
Deneb Ultimate Topco, LLC - Class A Units	(4)				213	213	168	0.00
						12,528	15,303	0.36
Diversified Telecommunication Services								
Point Broadband Holdings, LLC - Class A Units	(4)				6,930	5,877	5,285	0.13
Point Broadband Holdings, LLC - Class B Units	(4)				369,255	1,053	762	0.02
Point Broadband Holdings, LLC - Class Additional A Units	(4)				79,358	226	164	0.00
Point Broadband Holdings, LLC - Class Additional B Units	(4)				1,489	1,263	1,136	0.03
						8,419	7,347	0.18
Health Care Equipment & Supplies								
GCX Corporation Group Holdings, L.P. - Class A-2 Units	(4)				539	539	324	0.01
Health Care Providers & Services								
AVE Holdings I Corp.	(4)				625,944	607	638	0.02
Jayhawk Holdings, LP - A-1 Common Units	(4)				2,201	392	627	0.02
Jayhawk Holdings, LP - A-2 Common Units	(4)				1,185	211	338	0.01
						1,210	1,603	0.05
Health Care Technology								
Caerus Midco 2 S.À. R.L - Additional Vehicle Units	(4)(6)				11,710	12	1	0.00
Caerus Midco 2 S.À. R.L - Vehicle Units	(4)(6)				58,458	58	53	0.00
						70	54	0.00
Insurance								
Shelf Holdco Ltd Common Equity	(4)(6)				50,000	50	50	0.00
IT Services								
NC Ocala Co-Invest Beta, L.P. - LP Interest	(4)				2,854,133	2,854	2,854	0.07

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments [1][5]	Footnotes	Reference Rate and Spread	Interest Rate [2]	Maturity Date	Par Amount/ Units [1]	Cost [3]	Fair Value	% of Net Assets
Equity (continued)								
Professional Services								
Guidehouse Holding Corp. - Preferred Equity	(4)		11.50%		15,440	$ 15,133	$ 16,637	0.40 %
OHCP V TC COI, LP. - LP Interest	(4)				3,500,000	3,500	4,410	0.11
Tricor Horizon, LP	(4)(6)				382,469	382	382	0.01
						19,015	21,429	0.52
Software								
Connatix Parent, LLC - Class L Common Units	(4)				42,045	462	256	0.01
Expedition Holdco, LLC - Class A Units	(4)				90	57	44	0.00
Expedition Holdco, LLC - Class B Units	(4)				90,000	33	21	0.00
Lobos Parent, Inc. - Series A Preferred Shares	(4)		10.50%		1,545	1,506	1,641	0.04
Mandolin Technology Holdings, Inc. - Series A Preferred Shares	(4)				3,550,000	3,444	3,408	0.08
Mimecast Limited	(4)				651,175	651	638	0.02
Zoro Common Equity	(4)				2,073	21	21	0.00
Zoro Series A Preferred Shares	(4)		12.50%		373	362	362	0.01
						6,536	6,391	0.16
Specialty Retail								
CustomInk, LLC - Series A Preferred Units	(4)				384,520	5,200	6,521	0.16
Transportation Infrastructure								
Frontline Road Safety Investments, LLC - Class A Common Units	(4)				27,536	2,909	1,920	0.05
Ncp Helix Holdings, LLC. - Preferred Shares	(4)				369	372	472	0.01
						3,281	2,392	0.06
Total Equity Investments						74,910	94,365	2.30
Total Investment - non-controlled/non-affiliated						9,621,233	9,560,664	229.90
Investments - non-controlled/ affiliated								
Equity								
Insurance								
Blackstone Donegal Holdings LP - LP Interests (Westland Insurance Group LTD)	(4)(5)(6)(16)					36,639	56,584	1.36
Total Equity						36,639	56,584	1.36
Total Investments - non-controlled/affiliated						36,639	56,584	1.36
Total Investment Portfolio						9,657,872	9,617,248	231.26
Cash and Cash Equivalents								
Other Cash and Cash Equivalents						131,272	131,272	3.16
Total Portfolio Investments, Cash and Cash Equivalents						$9,789,144	$9,748,520	234.42 %

(1)   Unless otherwise indicated, all debt and equity investments held by the Company (which such term "Company" shall include the Company's consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2022, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Danish Krone (DKK), Swedish Krona (SEK), and Norwegian Krone (NOK). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in

(in thousands)

thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company's investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2) Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either LIBOR ("L"), Canadian Dollar Offered Rate ("CDOR" or "C"), Sterling Overnight Interbank Average Rate ("SONIA" or "S"), Euro Interbank Offer Rate ("Euribor" or "E"), Secured Overnight Financing Rate ("SOFR"), Stockholm Interbank Offered Rate ("STIBOR" or "T"), Copenhagen Interbank Offered Rate ("CIBOR" or "CI", Norwegian Interbank Offered Rate ("NIBOR" or "N"), or an alternate base rate (commonly based on the Federal Funds Rate ("F") or the U.S. Prime Rate ("P")), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2022. Variable rate loans typically include an interest reference rate floor feature. As of December 31, 2022, 93.1% of the debt portfolio at fair value had an interest rate floor above zero. Rates on equity instruments represents contractual dividend rates on certain preferred equity positions.

(3) The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(4) These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (see Note 2 and Note 5), pursuant to the Company's valuation policy.

(5) These debt investments are not pledged as collateral under any of the Company's credit facilities. For other debt investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities and are not available to satisfy the creditors of the Company.

(6) The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company's total assets. As of December 31, 2022, non-qualifying assets represented 11.0% of total assets as calculated in accordance with regulatory requirements.

(7) Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company's unfunded commitments:

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
First Lien Debt				
123Dentist, Inc.	Delayed Draw Term Loan	8/10/2029	$ 270	$ (18)
ACI Group Holdings, Inc.	Delayed Draw Term Loan	8/2/2023	26,295	—
ACI Group Holdings, Inc.	Revolver	8/2/2027	10,295	—
ADCS Clinics Intermediate Holdings, LLC	Revolver	5/7/2027	1,301	(26)
ADCS Clinics Intermediate Holdings, LLC	Delayed Draw Term Loan	5/7/2023	468	—
AI Altius Bidco, Inc.	Delayed Draw Term Loan	12/21/2023	1,446	(14)
Amerilife Holdings, LLC	Revolver	8/31/2028	243	(2)
Amerilife Holdings, LLC	Delayed Draw Term Loan	8/31/2029	150	—
Amerivet Partners Management, Inc.	Revolver	2/25/2028	589	(24)
Amerivet Partners Management, Inc.	Delayed Draw Term Loan	2/25/2024	2,605	—
Anaplan, Inc.	Revolver	6/21/2028	179	(21)
Armada Parent, Inc.	Delayed Draw Term Loan	10/29/2023	1,250	—
Armada Parent, Inc.	Revolver	10/29/2027	3,000	(83)
Ascend Buyer, LLC	Revolver	9/30/2027	1,940	(19)
AxiomSL Group, Inc.	Delayed Draw Term Loan	12/3/2027	2,949	(29)
AxiomSL Group, Inc.	Revolver	12/3/2025	3,221	(32)
Bazaarvoice, Inc.	Revolver	5/7/2026	28,662	—
Benefytt Technologies, Inc.	Delayed Draw Term Loan	8/12/2023	397	—
BlueCat Networks USA, Inc.	Delayed Draw Term Loan	8/8/2028	309	—
BlueCat Networks USA, Inc.	Delayed Draw Term Loan	8/8/2028	341	(3)
Caerus US 1, Inc.	Delayed Draw Term Loan	5/25/2029	1,506	(15)

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Caerus US 1, Inc.	Revolver	5/25/2029	$ 732	$ —
Caerus US 1, Inc.	Revolver	5/25/2029	233	(5)
Caerus US 1, Inc.	Delayed Draw Term Loan	5/25/2029	320	—
Cambium Learning Group, Inc.	Revolver	7/20/2028	43,592	—
Canadian Hospital Specialties Ltd.	Delayed Draw Term Loan	4/14/2023	5,647	—
Canadian Hospital Specialties Ltd.	Revolver	4/14/2027	1,376	—
CCBlue Bidco, Inc.	Delayed Draw Term Loan	12/21/2023	1,408	—
CFGI Holdings, LLC	Delayed Draw Term Loan	11/2/2027	1,200	(12)
CFGI Holdings, LLC	Revolver	11/2/2027	1,050	(21)
Clearview Buyer, Inc.	Revolver	2/26/2027	898	(18)
Clearview Buyer, Inc.	Delayed Draw Term Loan	8/26/2024	3,668	—
Community Brands ParentCo, LLC	Delayed Draw Term Loan	2/24/2024	588	(6)
Community Brands ParentCo, LLC	Revolver	2/24/2028	345	(7)
Confine Visual Bidco	Delayed Draw Term Loan	3/11/2024	3,046	—
Connatix Buyer, Inc.	Revolver	7/14/2027	5,431	(109)
Connatix Buyer, Inc.	Delayed Draw Term Loan	7/14/2023	10,900	(109)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	1,941	(21)
CPI Buyer, LLC	Delayed Draw Term Loan	5/1/2023	7,778	—
CPI Buyer, LLC	Revolver	11/1/2026	3,214	(64)
CPI Intermediate Holdings Inc	Delayed Draw Term Loan	10/8/2029	966	(10)
Cumming Group, Inc.	Delayed Draw Term Loan	5/26/2027	7,896	(79)
Cumming Group, Inc.	Revolver	5/26/2027	11,923	—
DCA Investment Holdings, LLC	Delayed Draw Term Loan	3/12/2023	169	—
DCA Investment Holdings, LLC	Delayed Draw Term Loan	4/3/2028	1,000	(15)
Discovery Education, Inc.	Revolver	4/9/2029	2,960	(104)
Discovery Education, Inc.	Delayed Draw Term Loan	4/9/2029	6,773	—
Doc Generici (Diocle S.p.A.)	Delayed Draw Term Loan	10/26/2024	1,195	(141)
Emergency Power Holdings, LLC	Delayed Draw Term Loan	8/17/2023	18,700	(187)
ENV BIDCO AB	Delayed Draw Term Loan	7/19/2029	260	—
Episerver, Inc.	Revolver	4/9/2026	2,064	(93)
Experity, Inc.	Revolver	2/24/2028	1,495	(30)
Foundation Risk Partners Corp.	Revolver	10/29/2027	1,401	—
Galway Borrower, LLC	Revolver	9/30/2027	2,113	(53)
Galway Borrower, LLC	Delayed Draw Term Loan	9/30/2023	274	—
GCX Corporation Buyer, LLC	Delayed Draw Term Loan	9/13/2023	2,000	—
The GI Alliance Management, LLC	Delayed Draw Term Loan	9/15/2028	883	(26)
GI Ranger Intermediate, LLC	Revolver	10/29/2027	1,080	—
GI Ranger Intermediate, LLC	Delayed Draw Term Loan	10/30/2028	3,040	—
Gigamon Inc.	Revolver	3/11/2028	437	(10)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Go Car Wash Management Corp.	Delayed Draw Term Loan	8/31/2023	$ 1,057	$ —
GovernmentJobs.com, Inc.	Revolver	11/30/2027	677	(14)
GovernmentJobs.com, Inc.	Delayed Draw Term Loan	11/30/2023	2,144	(21)
GraphPAD Software, LLC	Revolver	4/27/2027	2,124	(32)
GraphPAD Software, LLC	Delayed Draw Term Loan	4/27/2027	6,429	(64)
Gruden Acquisition, Inc.	Delayed Draw Term Loan	7/1/2023	2,100	(26)
Gruden Acquisition, Inc.	Revolver	7/1/2026	3,000	(38)
Healthcomp Holding Company, LLC	Delayed Draw Term Loan	12/29/2023	23,952	—
Helix TS, LLC	Delayed Draw Term Loan	8/3/2023	138	—
Helix TS, LLC	Delayed Draw Term Loan	6/14/2024	767	—
HIG Orca Acquisition Holdings, Inc.	Revolver	8/17/2027	1,542	—
HIG Orca Acquisition Holdings, Inc.	Delayed Draw Term Loan	8/17/2023	3,390	—
High Street Buyer, Inc.	Revolver	4/16/2027	2,254	(45)
High Street Buyer, Inc.	Delayed Draw Term Loan	4/16/2028	11,830	—
IG Investments Holdings, LLC	Revolver	9/22/2027	2,150	—
Inovalon Holdings, Inc.	Delayed Draw Term Loan	6/24/2024	11,060	(138)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	8/27/2025	347	—
ISQ Hawkey Holdco, Inc.	Revolver	8/17/2028	91	(1)
ISQ Hawkey Holdco, Inc.	Delayed Draw Term Loan	8/17/2029	90	—
Java Buyer, Inc.	Delayed Draw Term Loan	12/15/2023	1,897	—
Jayhawk Buyer, LLC	Delayed Draw Term Loan	10/15/2026	30	—
Knowledge Pro Buyer, Inc.	Delayed Draw Term Loan	12/10/2023	1,032	(8)
Knowledge Pro Buyer, Inc.	Revolver	12/10/2027	1,145	—
KPSKY Acquisition, Inc.	Delayed Draw Term Loan	10/19/2023	143	—
LD Lower Holdings, Inc.	Delayed Draw Term Loan	2/8/2023	15,684	—
Legacy Intermediate, LLC	Revolver	2/25/2028	958	(10)
Legacy Intermediate, LLC	Delayed Draw Term Loan	2/25/2023	2,000	(20)
Linquest Corp.	Delayed Draw Term Loan	1/27/2023	4,975	(50)
Magnesium BorrowerCo, Inc.	Delayed Draw Term Loan	5/18/2029	485	(12)
Mandolin Technology Intermediate Holdings, Inc.	Revolver	7/23/2026	349	—
Marcone Yellowstone Buyer, Inc.	Delayed Draw Term Loan	6/23/2028	342	—
Material Holdings, LLC	Revolver	8/17/2027	918	—
Material Holdings, LLC	Delayed Draw Term Loan	8/19/2023	1,802	—
MHE Intermediate Holdings, LLC	Revolver	7/21/2027	230	—
Monk Holding Co.	Delayed Draw Term Loan	8/12/2023	2,038	—
Monterey Financing S.à.r.l	Delayed Draw Term Loan	9/19/2029	467	—
MRI Software, LLC	Revolver	2/10/2026	1,516	(55)
MRI Software, LLC	Revolver	2/10/2026	4,200	(347)
Navigator Acquiror, Inc.	Delayed Draw Term Loan	7/16/2023	49,175	—

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
NDC Acquisition Corp.	Revolver	3/9/2027	$ 2,911	$ —
NMC Crimson Holdings, Inc.	Delayed Draw Term Loan	3/1/2023	26,585	—
Onex Baltimore Buyer, Inc.	Delayed Draw Term Loan	12/1/2023	2,247	—
Petrus Buyer Inc	Delayed Draw Term Loan	10/17/2029	595	(9)
Petrus Buyer Inc	Revolver	10/17/2029	272	(8)
PGIS Intermediate Holdings, LLC	Revolver	10/16/2028	330	(7)
Point Broadband Acquisition, LLC	Delayed Draw Term Loan	10/1/2023	20,703	—
Porcelain Acquisition Corp.	Delayed Draw Term Loan	4/1/2027	14,481	—
PPV Intermediate Holdings, LLC	Revolver	8/31/2029	116	—
PPV Intermediate Holdings, LLC	Delayed Draw Term Loan	8/31/2029	170	—
Profile Products, LLC	Revolver	11/12/2027	237	—
Profile Products, LLC	Delayed Draw Term Loan	11/12/2027	413	(9)
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	3/17/2023	16,623	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	7/25/2029	333	—
Project Boost Purchaser, LLC	Revolver	5/2/2028	591	(3)
Project Boost Purchaser, LLC	Delayed Draw Term Loan	5/2/2029	905	—
Qualus Power Services Corp.	Delayed Draw Term Loan	3/26/2023	4,259	—
Rally Buyer, Inc.	Revolver	7/19/2028	110	(2)
Rally Buyer, Inc.	Delayed Draw Term Loan	7/19/2028	205	(2)
Red River Technology, LLC	Delayed Draw Term Loan	5/26/2023	25,880	—
Redwood Services Group, LLC	Delayed Draw Term Loan	6/15/2029	133	—
Relativity ODA, LLC	Revolver	5/12/2027	3,292	(49)
Relay Purchaser, LLC	Revolver	8/30/2026	7,143	(71)
RoadOne Inc	Delayed Draw Term Loan	12/30/2028	255	(4)
RoadOne Inc	Revolver	12/30/2028	226	—
Roadsafe Holdings, Inc.	Delayed Draw Term Loan	7/31/2023	2,900	—
RPBLS Midco, LLC	Delayed Draw Term Loan	4/1/2028	20	—
RWL Holdings, LLC	Delayed Draw Term Loan	12/1/2027	6,452	(65)
Safety Borrower Holdings LP	Revolver	9/1/2027	373	(4)
Sam Holding Co, Inc.	Delayed Draw Term Loan	9/24/2023	29,731	—
Sam Holding Co, Inc.	Revolver	3/24/2027	5,500	—
SEKO Global Logistics Network, LLC	Revolver	12/30/2026	294	—
SEKO Global Logistics Network, LLC	Delayed Draw Term Loan	12/30/2026	399	—
Sherlock Buyer Corp.	Delayed Draw Term Loan	12/8/2028	2,794	(28)
Sherlock Buyer Corp.	Revolver	12/8/2027	1,111	(22)
Smile Doctors, LLC	Revolver	12/23/2027	710	—
Snoopy Bidco, Inc.	Delayed Draw Term Loan	6/1/2023	15,786	(237)
SpecialtyCare, Inc.	Revolver	6/18/2026	614	—
SpecialtyCare, Inc.	Delayed Draw Term Loan	6/18/2023	1,155	—

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date		Unfunded Commitment		Fair Value
Spitfire Parent, Inc.	Delayed Draw Term Loan	3/11/2027	$	3,689	$	—
Stepping Stones Healthcare Services, LLC	Delayed Draw Term Loan	12/30/2023		441		—
Stepping Stones Healthcare Services, LLC	Revolver	12/30/2026		74		—
The Fertility Partners, Inc.	Revolver	9/16/2027		28		—
The Fertility Partners, Inc.	Delayed Draw Term Loan	3/16/2024		315		—
The NPD Group L.P.	Revolver	12/1/2027		7,729		—
The NPD Group L.P.	Revolver	12/1/2027		4,416		(44)
Trader Corp.	Revolver	12/22/2028		620		(11)
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	6/29/2023		10,916		—
Trinity Air Consultants Holdings Corp.	Revolver	6/29/2027		6,881		(69)
Trinity Partners Holdings, LLC	Delayed Draw Term Loan	12/21/2023		1,433		(14)
Triple Lift, Inc.	Revolver	5/6/2028		4,747		—
TRP Infrastructure Services, LLC	Delayed Draw Term Loan	1/9/2023		7,101		(71)
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028		3,239		—
Unified Physician Management, LLC	Revolver	6/18/2029		241		—
Unified Physician Management, LLC	Delayed Draw Term Loan	6/18/2029		77		—
United Mutual Acquisition Holdings, LLC	Delayed Draw Term Loan	7/15/2028		1,275		—
US Oral Surgery Management Holdco, LLC	Delayed Draw Term Loan	11/18/2023		3,666		—
US Oral Surgery Management Holdco, LLC	Revolver	11/18/2027		3,233		(32)
West Monroe Partners, LLC	Delayed Draw Term Loan	11/9/2023		3,848		—
West Monroe Partners, LLC	Revolver	11/9/2027		1,443		—
Westland Insurance Group LTD	Delayed Draw Term Loan	5/31/2023		572		—
WHCG Purchaser III, Inc.	Revolver	6/22/2026		4,454		—
WHCG Purchaser III, Inc.	Delayed Draw Term Loan	6/22/2023		10,490		—
Zendesk Inc	Delayed Draw Term Loan	11/22/2028		361		(5)
Zendesk Inc	Revolver	11/3/2028		169		(3)
Total unfunded commitments			**$**	**690,256**	**$**	**(3,057)**

(8) There are no interest rate floors on these investments.
(9) The interest rate floor on these investments as of December 31, 2022 was 0.50%
(10) The interest rate floor on these investments as of December 31, 2022 was 0.75%
(11) The interest rate floor on these investments as of December 31, 2022 was 1.00%
(12) The interest rate floor on these investments as of December 31, 2022 was 1.25%.
(13) The interest rate floor on these investments as of December 31, 2022 was 1.50%
(14) The interest rate floor on these investments as of December 31, 2022 was 2.00%
(15) For unsettled positions the interest rate does not include the base rate.
(16) Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company would be deemed to “control” a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. As of December 31, 2022, the Company does not “control” any of these portfolio companies. Under the 1940 Act, the Company would be deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of December 31, 2022, the Company’s non-controlled/affiliated investments were as follows:

Blackstone Secured Lending Fund
Consolidated Schedule of Investments
December 31, 2022
(in thousands)

	Fair value as of December 31, 2021		Gross Additions		Gross Reductions		Net change in Unrealized Gains (Losses)		Fair value as of December 31, 2022		Dividend and Interest Income	
Non-controlled/Affiliated Investments												
Blackstone Donegal Holdings LP	$	35,683	$	3,879	$	—	$	17,022	$	56,584	$	—
Total	**$**	**35,683**	**$**	**3,879**	**$**	**—**	**$**	**17,022**	**$**	**56,584**	**$**	**—**

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share per share amounts, percentages and as otherwise noted)

Note 1. Organization

Blackstone Secured Lending Fund (together with its consolidated subsidiaries, the **"Company"**), is a Delaware statutory trust formed on March 26, 2018, and structured as an externally managed, non-diversified closed-end management investment company. On October 26, 2018, the Company elected to be regulated as a business development company (**"BDC"**) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the **"1940 Act"**). In addition, the Company has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (a **"RIC"**), under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the **"Code"**).

The Company is externally managed by Blackstone Credit BDC Advisors LLC (the **"Adviser"**) an affiliate of Blackstone Alternative Credit Advisors LP (the **"Administrator"** and, collectively with its affiliates in the credit, asset based finance, and insurance asset management business unit of Blackstone Inc. (**"Blackstone"**), **"Blackstone Credit & Insurance," or "BXCI"**) provides certain administrative and other services necessary for the Company to operate pursuant to an administration agreement (the **"Administration Agreement"**). References herein to information about Blackstone Credit & Insurance from December 31, 2023 or prior refers solely to the Adviser and Blackstone Alternative Credit Advisors LP, collectively with their credit-focused affiliates within Blackstone Credit & Insurance.

The Company's investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Company seeks to achieve its investment objectives primarily through originated loans and other securities, including syndicated loans, of private U.S. companies, typically in the form of first lien senior secured and unitranche loans (including first out/last out loans), and to a lesser extent, second lien, third lien, unsecured and subordinated loans and other debt and equity securities.

The Company commenced its loan origination and investment activities on November 20, 2018.

On October 28, 2021, the Company priced its initial public offering (**"IPO"**), and the Company's common shares of beneficial interest (**"Common Shares"**) began trading on the New York Stock Exchange (**"NYSE"**). See "*Note 8"* for further details.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (**"GAAP"**) and pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X. As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (**"ASC"**) Topic 946, *Financial Services – Investment Companies* (**"ASC 946"**) issued by the Financial Accounting Standards Board (**"FASB"**).

In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements for the periods presented have been included.

All intercompany balances and transactions have been eliminated.

Certain prior period information has been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such amounts could differ from those estimates and such differences could be material. Assumptions and estimates regarding the valuation of investments involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the consolidated financial statements. Actual results may ultimately differ from those estimates.

Consolidation

As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company.

The Company consolidated the results of the Company's wholly-owned subsidiaries which are considered to be investment companies. As of December 31, 2023, the Company's consolidated subsidiaries were BGSL Jackson Hole Funding LLC (**"Jackson Hole Funding"**), BGSL Breckenridge Funding LLC (**"Breckenridge Funding"**), BGSL Big Sky Funding LLC (**"Big Sky Funding"**), BGSL Investments LLC (**"BGSL Investments"**), BXSL Associates GP (Lux) S.à r.l, BXSL Direct Lending (Lux) SCSp, BXSL C-1 LLC, and BXSL C-2 Funding LLC.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Company deposits its cash and cash equivalents with financial institutions and, at times, may exceed the Federal Deposit Insurance Corporation insured limit.

Investments

Investment transactions are recorded on a trade date basis.

Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries, and is recorded within Net realized gain (loss) on the Consolidated Statements of Operations.

The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period, and is recorded within Net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations.

Valuation of Investments

The Company is required to report its investments, including those for which current market values are not readily available, at fair value.

The Company values its investments in accordance with ASC 820, *Fair Value Measurements* (**"ASC 820"**), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date, and Rule 2a-5 under the 1940 Act.

Fair value is based on observable market prices or parameters or derived from such prices or parameters when such quotations are readily available. In accordance with Rule 2a-5 under the 1940 Act, a market quotation is "readily available" only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. The Company utilizes mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. These market quotations are obtained from independent pricing services, if available; otherwise generally from at least two principal market makers or primary market dealers.

Where prices or inputs are not available or, in the judgment of the Board, not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments' complexity. In the absence of observable, reliable market prices, the Company values its investments using various valuation methodologies applied on a consistent basis.

An enterprise value (**"EV"**) analysis is generally performed to determine the value of equity investments, control debt investments and non-control debt investments that are credit-impaired, and to determine if debt investments are credit impaired.

The Adviser will generally utilize approaches including the market approach, the income approach or both approaches, as appropriate, when calculating EV. The primary method for determining EV for non-control investments, and control investments without reliable projections, uses a multiple analysis whereby appropriate multiples are applied to the portfolio company's earnings before interest, taxes, depreciation and amortization (**"EBITDA"**) or another key financial metric (e.g., such as revenues, cash flows or net income) (**"Performance Multiple"**). Performance Multiples are typically determined based upon a review of publicly traded comparable companies and market comparable transactions, if any. The second method for determining EV (and primary method for control investments with reliable projections) uses a discounted cash flow analysis whereby future expected cash flows and the anticipated terminal value of the portfolio company are discounted to determine a present value using estimated discount rates. The income approach is generally used when the Adviser has visibility into the long term projected cash flows of a portfolio company.

If debt investments are credit-impaired, which occurs when there is insufficient coverage under the enterprise value analysis through the respective investment's position in the capital structure, the Adviser generally uses the enterprise value "waterfall" approach or a recovery method (if a liquidation or restructuring is deemed likely) to determine fair value. For debt investments that are not determined to be credit-impaired, the Adviser generally uses a market interest rate yield analysis to determine fair value. To determine fair value using a yield analysis, the expected cash flows are projected based on the contractual terms of the debt security and discounted back to the measurement date based on a market yield. A market yield is determined based upon an assessment of current and expected market yields for similar investments and risk profiles. The Company considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the enterprise value of the portfolio company. As debt investments held by the Company are substantially illiquid with no active transaction market, the Company depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable. The fair value of loans with call protection is generally capped at par plus applicable prepayment premium in effect at the measurement date.

ASC 820 prioritizes the use of observable market prices derived from such prices. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

- Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

- Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

- Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include debt and equity investments in privately held entities, collateralized loan obligations (**"CLOs"**) and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs.

The Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period, and these differences could be material. Additionally, the fair value of the Company's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See "*Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Estimates.*"

Receivables/Payables From Investments Sold/Purchased

Receivables/payables from investments sold/purchased consist of amounts receivable to or payable by the Company for transactions that have not settled at the reporting date.

Derivative Instruments

The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated in hedge accounting relationships and all changes in fair value are recognized through current period gains or losses.

In the normal course of business, the Company has commitments and risks resulting from its investment transactions, which may include those involving derivative instruments. Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. While the notional amount gives some indication of the Company's derivative activity, it generally is not exchanged, but is only used as the basis on which interest and other payments are exchanged. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, and operational risks. The Company manages these risks on an aggregate basis as part of its risk management process.

Forward Purchase Agreement

Forward purchase agreements are recognized at fair value through current period gains or losses on the date on which the contract is entered into and are subsequently re-measured at fair value. All forward purchase agreements are carried as assets when fair value is positive and as liabilities when fair value is negative. A forward purchase agreement is derecognized when the obligation specified in the contract is discharged, canceled or expired.

Foreign Currency Transactions

Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.

The Company includes net changes in fair values on investments held resulting from foreign exchange rate fluctuations in Translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations, if any.

Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

(in thousands, except per share data, percentages and as otherwise noted)

Revenue Recognition

Interest Income

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. For the years ended December 31, 2023, 2022 and 2021 the Company recorded $19.3 million, $4.9 million and $60.9 million, respectively, in non-recurring interest income (e.g., prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts).

PIK Income

The Company has loans in its portfolio that contain payment-in-kind (**"PIK"**) provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in payment-in-kind interest income in the Consolidated Statements of Operations. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through payment-in-kind interest income. To satisfy the Company's annual RIC distribution requirements, this non-cash source of income must be included in determining the amounts to be paid out to shareholders in the form of dividends, even though the Company has not yet collected cash.

Dividend Income

Dividend income on preferred equity securities is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Fee Income

The Company may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication and other miscellaneous fees as well as fees for managerial assistance rendered by the Company to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Non-Accrual Income

Loans are generally placed on non-accrual status when there is reasonable doubt whether principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management's judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Organization Expenses and Offering Expenses

The Company records expenses related to public equity offerings as a reduction of capital upon completion of an offering of registered securities. The costs associated with any renewals of a shelf registration statement will be expensed as incurred. For the year ended December 31, 2023, the Company incurred $0.4 million of offering costs in connection with its follow-on offering which were charged as a reduction of paid-in-capital. For the year ended December 31, 2022, the Company incurred no offering costs. For the year ended December 31, 2021, the Company incurred $1.6 million of offering costs relating to its IPO which were charged as a reduction of paid-in-capital.

(in thousands, except per share data, percentages and as otherwise noted)

Deferred Financing Costs and Debt Issuance Costs

Deferred financing and debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company's borrowings. These expenses are deferred and amortized into interest expense over the life of the related debt instrument. Deferred financing costs related to revolving credit facilities are presented separately as an asset on the Company's Consolidated Statements of Assets and Liabilities. Debt issuance costs related to any issuance of installment debt or notes are presented net against the outstanding debt balance of the related security.

Income Taxes

The Company has elected to be treated as a BDC under the 1940 Act. The Company also has elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company's investors and would not be reflected in the consolidated financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its "investment company taxable income" for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (iii) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

For the years ended December 31, 2023, 2022 and 2021, the Company incurred $16.8 million, $1.4 million and $2.4 million, respectively, of U.S. federal excise tax.

Distributions

To the extent that the Company has taxable income available, the Company intends to make quarterly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company's earnings, financial condition, maintenance of the Company's tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time.

(in thousands, except per share data, percentages and as otherwise noted)

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, *"Reference Rate Reform (Topic 848)"*, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (**"LIBOR"**) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition. ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2022, except for hedging transactions as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which deferred the sunset day of this guidance to December 31, 2024. There has been no material impact of these standards on the Company's financial position, results of operations or cash flows.

Note 3. Agreements and Related Party Transactions

Investment Advisory Agreement

On October 1, 2018, the Company entered into the original investment advisory agreement with the Adviser. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company's investments and monitoring its investments and portfolio companies on an ongoing basis.

On October 18, 2021, the Company entered into an amended and restated investment advisory agreement (as amended and restated, the **"Investment Advisory Agreement"**), pursuant to which the Adviser manages the Company on a day-to-day basis. The Investment Advisory Agreement is substantially the same as the prior investment advisory agreement except, following the IPO, the incentive fee on income became subject to a twelve-quarter lookback quarterly hurdle rate of 1.50% as opposed to a single quarter measurement and became subject to an Incentive Fee Cap (as defined below) based on the Company's Cumulative Net Return (as defined below). The amendment to the Investment Advisory Agreement does not result in higher fees (on a cumulative basis) payable to the Adviser than the fees that would have otherwise been payable to the Adviser under the original investment advisory agreement.

The Company pays the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee is borne by the shareholders. The initial term of the Investment Advisory Agreement was two years from October 1, 2018, and on May 6, 2020 and May 6, 2021, it was renewed and approved by the Board, including a majority of trustees who are not parties to the Investment Advisory Agreement or "interested persons" (as such term is defined in Section 2(a)(19) of the 1940 Act) (the **"Independent Trustees"**), for a one-year period. On October 18, 2021, the Board approved the amended and restated Investment Advisory Agreement for an initial term ending May 31, 2022. Unless earlier terminated, the Investment Advisory Agreement will renew automatically for successive annual periods, provided that such continuance is specifically approved at least annually by the vote of the Board and by the vote of a majority of the Independent Trustees. The Investment Advisory Agreement was most recently renewed and approved by the Board, including majority of the Independent Trustees, on May 2, 2023 for a one-year period ending on May 31, 2024.

The Adviser implemented a waiver effective from the consummation of the IPO to extend the Company's pre-IPO fee structure for a period of two years. With the waiver in place, instead of having the base management fee and each incentive fee increase to 1.00% and 17.5%, respectively, following the IPO, each such fee remained at 0.75% and 15.0% for a period of two years following the IPO (the **"Waiver Period"**). As a result of the fee waiver, the pre-listing management fee and incentive fee rates paid by the Company to the Adviser did not increase during the Waiver Period. Amounts waived by the Adviser are not subject to recoupment by the Adviser. The Waiver Period ended on October 28, 2023.

(in thousands, except per share data, percentages and as otherwise noted)

Base Management Fees

Starting from the consummation of the IPO, the management fee pursuant to the Investment Advisory Agreement is payable quarterly in arrears at an annual rate of 1.0% of the average value of the Company's gross assets at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, "gross assets" means the Company's total assets determined on a consolidated basis in accordance with GAAP, excluding undrawn commitments but including assets purchased with borrowed amounts. The management fee was calculated for the quarter ended December 31, 2021, and the quarter ended December 31, 2023, at a weighted rate calculated based on the fee rates applicable before and after the consummation of the IPO and the expiration of the Waiver Period based on the number of days in the calendar quarter before and after the consummation of the IPO and the expiration of the Waiver Period.

Prior to the consummation of the IPO, the management fee was 0.75% of the average value of the Company's gross assets at the end of the two most recently completed calendar quarters. In order to maintain the same management fee arrangement that the Company had in place prior to the IPO for a period of time following the consummation of the IPO, the Adviser voluntarily waived its right to receive the base management fee in excess of 0.75% of the average value of the Company's gross assets at the end of the two most recently completed calendar quarters during the Waiver Period. Amounts waived by the Adviser are not subject to recoupment by the Adviser.

For the years ended December 31, 2023, 2022 and 2021, base management fees were $98.1 million, $101.7 million and $62.4 million, respectively, of which $20.2 million, $25.4 million and $4.2 million, respectively, were waived. As of December 31, 2023 and December 31, 2022, $23.0 million and $18.6 million, respectively, was payable to the Adviser relating to management fees.

Incentive Fees

The incentive fees consist of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component is based on income and the other component is based on capital gains, each as described below:

(i) Income based incentive fees:

The first part of the incentive fee, an income based incentive fee, is calculated and payable quarterly in arrears based on the Company's Pre-Incentive Fee Net Investment Income Returns as defined in the Investment Advisory Agreement. Pre-Incentive Fee Net Investment Income Returns means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company's net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company's operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee. Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities)), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income. Shareholders may be charged a fee on an income amount that is higher than the income they may ultimately receive.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a "hurdle rate" of return of 1.5% per quarter (6.0% annualized).

Pursuant to the Investment Advisory Agreement, the Company is required to pay an income based incentive fee of 17.5% (15% prior to the consummation of the IPO), with a 1.5% hurdle and 100% catch-up. However, the Adviser has implemented a voluntary waiver with respect to the income based incentive fee during the Waiver Period. The Adviser has voluntarily waived its right to receive an income based incentive fee above 15% during the Waiver Period and amounts waived by the Adviser are not subject to recoupment by the Adviser.

(in thousands, except per share data, percentages and as otherwise noted)

The Company pays the Adviser an income based incentive fee based on its aggregate pre-incentive fee net investment income, as adjusted as described above, from the calendar quarter then ending and the eleven preceding calendar quarters (such period, the **"Trailing Twelve Quarters"**).

The hurdle amount for the income based incentive fee is determined on a quarterly basis and is equal to 1.5% multiplied by the Company's NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for issuances by the Company of common shares, including issuances pursuant to its dividend reinvestment plan and distributions that occurred during the relevant Trailing Twelve Quarters. The income based incentive fee for any partial period will be appropriately prorated.

For the income based incentive fee, the Company will pay the Adviser a quarterly incentive fee based on the amount by which (A) aggregate pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the **"Excess Income Amount"**.

The income based incentive fee for each quarter will be determined as follows:

- No income based incentive fee is payable to the Adviser for any calendar quarter for which there is no Excess Income Amount.

- The Adviser will be paid 100% of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters, if any, that exceeds the hurdle amount for such Trailing Twelve Quarters, but is less than or equal to an amount, which we refer to as the "Catch-up Amount," determined as the sum of 1.82% (7.27% annualized) (1.76% (7.06% annualized) during the Waiver Period), multiplied by the Company's NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters that is included in the calculation of the incentive fee based on income.

- The Adviser will be paid 17.5% (15% during the Waiver Period), of the pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-up Amount.

The amount of the income based incentive fee that will be paid to the Adviser for a particular quarter will equal the excess of (a) the income based incentive fee so calculated over (b) the aggregate income based incentive fee that was paid in respect of the first eleven calendar quarters included in the relevant Trailing Twelve Quarters subject to the Incentive Fee Cap as described below.

The income based incentive fee that will be paid to the Adviser for a particular quarter is subject to a cap (the **"Incentive Fee Cap"**). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% (15% prior to the end of the Waiver Period) of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate income based incentive fee that was paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

"Cumulative Net Return" means (x) the pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no income based incentive fee to the Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the income based incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income based incentive fee to the Adviser equal to the incentive fee calculated as described above for such quarter without regard to the Incentive Fee Cap.

"Net Capital Loss" in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

(in thousands, except per share data, percentages and as otherwise noted)

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. As the consummation of the IPO occurred on a date other than the first day of a calendar quarter, the income based incentive fee with respect to the Company's pre-incentive fee net investment income was calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the consummation of the IPO based on the number of days in such calendar quarter before and after the consummation of the IPO. In no event will the amendments to the income based incentive fee include the incentive fee cap and allow the Adviser to receive greater cumulative income based incentive fees under the Investment Advisory Agreement than it would have under the prior investment advisory agreement. Amounts waived by the Adviser are not subject to recoupment by the Adviser.

(ii) Capital gains based incentive fee:

Starting from the completion of the IPO, the second part of the incentive fee, a capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year in an amount equal to 17.5% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with GAAP.

Prior to the IPO, the second part of the incentive fee, a capital gains incentive fee, was determined and payable in arrears as of the end of each calendar year in an amount equal to 15.0% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with GAAP. However, similar to the voluntary waivers referenced above, the Adviser voluntarily waived its right to receive a capital gains based incentive fee above 15% from the date of consummation of the IPO through the Waiver Period. The Company will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain. Amounts waived by the Adviser are not subject to recoupment by the Adviser.

For the years ended December 31, 2023, 2022 and 2021, the Company accrued income based incentive fees of $134.2 million, $97.2 million and $67.3 million, respectively, of which $15.6 million $13.9 million and $2.3 million, respectively, were waived. As of December 31, 2023 and December 31, 2022, $34.4 million and $24.8 million, respectively, was payable to the Adviser for income based incentive fees.

For the years ended December 31, 2023 and 2022, the Company reversed previously accrued capital gains incentive fees of $(5.5) million and $(11.9) million, respectively. For the year ended December 31, 2021, the Company accrued $16.3 million of capital gains incentive fees.

Administration Agreement

On October 1, 2018, the Company entered into an Administration Agreement with the Administrator. Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of the Company's other service providers), preparing reports to shareholders and reports filed with the United States Securities and Exchange Commission (**"SEC"**), preparing materials and coordinating meetings of the Company's Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Administrator may also offer to provide, on the Company's behalf, managerial assistance to the Company's portfolio companies. The initial term of the agreement was two years from October 1, 2018. Unless earlier terminated, the Administration Agreement will renew automatically for successive annual periods, provided that such continuance is approved at least annually by (i) the vote of the Board or by a majority vote of the outstanding voting securities of the Company and (ii) the vote of a majority of the Independent Trustees. The Administration Agreement was most recently renewed and approved by the Board, including a majority of the Independent Trustees, on May 2, 2023, for a one-year period.

(in thousands, except per share data, percentages and as otherwise noted)

For providing these services, the Company will reimburse the Administrator for its costs, expenses and allocable portion of overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Company's chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals (including information technology professionals) at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of Blackstone or any of its affiliates. The Administrator has elected to forgo any reimbursement for rent and other occupancy costs for the years ended December 31, 2023, 2022 and 2021.

For the years ended December 31, 2023, 2022 and 2021, the Company incurred $2.2 million, $2.7 million and $2.4 million, respectively, in expenses under the Administration Agreement, which were recorded in Administrative service expenses in the Company's Consolidated Statements of Operations. As of December 31, 2023 and December 31, 2022, $1.1 million and $1.2 million, respectively, was unpaid and included in "Due to affiliates" in the Consolidated Statements of Assets and Liabilities.

Sub-Administration and Custody Agreement

On October 1, 2018, the Administrator entered into a sub-administration agreement (the **"Sub-Administration Agreement"**) with State Street Bank and Trust Company (the **"Sub-Administrator"**) under which the Sub-Administrator provides various accounting and administrative services to the Company. The Sub-Administrator also serves as the Company's custodian (the **"Custodian"**). The initial term of the Sub-Administration Agreement is two years from the effective date and after expiration of the initial term and the Sub-Administration Agreement shall automatically renew for successive one-year periods, unless a written notice of non-renewal is delivered prior to 120 days prior to the expiration of the initial term or renewal term.

Expense Support and Conditional Reimbursement Agreement

On December 12, 2018, the Company entered into an Expense Support and Conditional Reimbursement Agreement (the **"Expense Support Agreement"**) with the Adviser pursuant to which the Adviser was able to elect to pay certain expenses of the Company on the Company's behalf (each, an **"Expense Payment"**), provided that no portion of the payment was used to pay any interest of the Company. Any Expense Payment that the Adviser committed to pay was to be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Pursuant to the Expense Support Agreement, following any calendar quarter in which Available Operating Funds (as defined below) exceeded the cumulative distributions accrued to the Company's shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (the **"Excess Operating Funds"**), the Company was required to pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter were reimbursed. Any payments required to be made by the Company to the Adviser are referred to herein as a **"Reimbursement Payment".** Available Operating Funds means the sum of (i) the Company's net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company's net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Expense Support Agreement terminated by its own terms on October 28, 2021. The Company's obligation to make Reimbursement Payments survived the termination of the Expense Support Agreement and may be made for a period of up to three years, in accordance with the terms of the Expense Support Agreement. The Company's obligation to make a Reimbursement Payment becomes a liability of the Company on the last business day of the applicable calendar quarter. As of December 31, 2023, there are no amounts subject to the Reimbursement Payment obligation.

As of December 31, 2023 and December 31, 2022, there was no unreimbursed Expense Payments. For the years ended December 31, 2023, 2022 and 2021, the Adviser made no Expense Payments. For the years ended December 31, 2023, 2022 and 2021, the Company made no Reimbursement Payments related to Expense Payments by the Adviser.

(in thousands, except per share data, percentages and as otherwise noted)

Note 4. Investments

The composition of the Company’s investment portfolio at cost and fair value was as follows:

	December 31, 2023			December 31, 2022		
	Cost	Fair Value	% of Total Investments at Fair Value	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$ 9,817,402	$ 9,722,061	98.5 %	$ 9,497,570	$ 9,419,963	97.9 %
Second lien debt	43,347	41,515	0.4	48,753	46,336	0.5
Unsecured debt	9,930	9,924	0.1	—	—	—
Equity	63,480	94,940	1.0	111,549	150,949	1.6
Total	$ 9,934,159	$ 9,868,440	100.0 %	$ 9,657,872	$ 9,617,248	100.0 %

(in thousands, except per share data, percentages and as otherwise noted)

The industry composition of investments at fair value was as follows:

	December 31, 2023	December 31, 2022
Aerospace & Defense	5.2 %	4.9 %
Air Freight & Logistics	4.2	4.7
Building Products	3.2	3.5
Chemicals	0.1	—
Commercial Services & Supplies	7.8	7.7
Construction & Engineering	0.5	0.4
Containers & Packaging	0.2	0.2
Distributors	5.7	5.1
Diversified Consumer Services	3.9	3.5
Diversified Financial Services	1.4	1.4
Diversified Telecommunication Services	1.4	1.1
Electrical Equipment	1.1	1.7
Electronic Equipment, Instruments & Components	1.3	1.1
Electric Utilities	0.6	0.3
Energy Equipment & Services	0.4	0.6
Ground Transportation	0.2	—
Health Care Equipment & Supplies	0.6	0.6
Health Care Providers & Services	10.7	11.7
Health Care Technology	5.1	3.9
Industrial Conglomerates	0.1	0.1
Insurance	5.4	8.1
Internet & Direct Marketing Retail	3.2	3.3
IT Services	2.9	2.8
Machinery (2)	0.0	0.1
Marine	0.3	0.3
Media	0.1	0.1
Oil, Gas & Consumable Fuels	1.0	1.2
Paper & Forest Products	0.1	0.1
Pharmaceuticals (1)	0.2	0.0
Professional Services	7.8	8.8
Real Estate Management & Development	0.9	0.7
Road & Rail	—	0.2
Software	17.4	14.7
Specialty Retail	1.7	1.8
Technology Hardware, Storage & Peripherals	0.8	0.7
Trading Companies & Distributors	0.5	1.0
Transportation Infrastructure	4.0	3.6
Total	100.0 %	100.0 %

(1) Amount rounds to less than 0.1% as of December 31, 2022.

(2) Amount rounds to less than 0.1% as of December 31, 2023.

(in thousands, except per share data, percentages and as otherwise noted)

The geographic composition of investments at cost and fair value was as follows:

	December 31, 2023			
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$ 9,381,707	$ 9,317,684	94.4 %	188.2 %
Canada	275,579	278,103	2.8	5.6
Bermuda/Cayman Islands	436	473	0.0	0.0
Europe	276,437	272,180	2.8	5.5
Total	$ 9,934,159	$ 9,868,440	100.0 %	199.3 %

	December 31, 2022			
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$ 8,934,926	$ 8,893,051	92.5 %	213.8 %
Canada	510,599	520,368	5.4	12.5
Europe	212,347	203,829	2.1	4.9
Total	$ 9,657,872	$ 9,617,248	100.0 %	231.2 %

As of December 31, 2023 and December 31, 2022, one borrower (one loan) and no borrowers in the portfolio were on non-accrual status, respectively.

As of December 31, 2023 and December 31, 2022, on a fair value basis, 99.9% and 99.9%, respectively, of our performing debt investments bore interest at a floating rate and 0.1% and 0.1%, respectively, of our performing debt investments bore interest at a fixed rate.

Note 5. Fair Value Measurements

The following table presents the fair value hierarchy of financial instruments:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
First lien debt	$ —	$ 157,858	$ 9,564,203	$ 9,722,061
Second lien debt	—	—	41,515	41,515
Unsecured debt	—	—	9,924	9,924
Equity investments	—	—	94,940	94,940
Total	$ —	$ 157,858	$ 9,710,582	$ 9,868,440

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
First lien debt	$ —	$ 144,452	$ 9,275,511	$ 9,419,963
Second lien debt	—	—	46,336	46,336
Equity investments	—	—	150,949	150,949
Total	$ —	$ 144,452	$ 9,472,796	$ 9,617,248

(in thousands, except per share data, percentages and as otherwise noted)

The following table presents changes in the fair value of financial instruments for which Level 3 inputs were used to determine the fair value:

	For the Year Ended December 31, 2023				
	First Lien Debt	Second Lien Debt	Unsecured Debt	Equity Investments	Total Investments
Fair value, beginning of period	$9,275,511	$ 46,336	$ —	$ 150,949	$9,472,796
Purchases of investments	1,492,985	1,935	9,924	3,915	1,508,759
Proceeds from principal repayments and sales of investments	(1,114,974)	(7,351)	—	(65,465)	(1,187,790)
Accretion of discount/amortization of premium	50,516	58	6	—	50,580
Net realized gain (loss)	(15,095)	(49)	—	13,482	(1,662)
Net change in unrealized appreciation (depreciation)	(37,739)	586	(6)	(7,941)	(45,100)
Transfers into Level 3 [(1)]	4,938	—	—	—	4,938
Transfers out of Level 3 [(1)]	(91,939)	—	—	—	(91,939)
Fair value, end of period	$9,564,203	$ 41,515	$ 9,924	$ 94,940	$9,710,582
Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2023 included in change in net unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$ (38,013)	$ 374	$ (6)	$ (6,437)	$ (44,082)

	For the Year Ended December 31, 2022			
	First Lien Debt	Second Lien Debt	Equity Investments	Total Investments
Fair value, beginning of period	$ 9,288,184	$ 42,880	$ 170,265	$ 9,501,329
Purchases of investments	934,505	5,949	12,400	952,854
Proceeds from principal repayments and sales of investments	(980,395)	—	(61,967)	(1,042,362)
Accretion of discount/amortization of premium	45,133	137	—	45,270
Net realized gain (loss)	(2,125)	—	41,486	39,361
Net change in unrealized appreciation (depreciation)	(118,465)	(2,630)	(11,235)	(132,330)
Transfers into Level 3 [(1)]	108,674	—	—	108,674
Transfers out of Level 3 [(1)]	—	—	—	—
Fair value, end of period	$ 9,275,511	$ 46,336	$ 150,949	$ 9,472,796
Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2022 included in net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$ (119,180)	$ (2,629)	$ 24,528	$ (97,281)

(1) For the years ended December 31, 2023 and 2022, transfers into or out of Level 3 were primarily due to decreased or increased price transparency.

(in thousands, except per share data, percentages and as otherwise noted)

The following table presents quantitative information about the significant unobservable inputs of the Company's Level 3 financial instruments. The table is not intended to be all-inclusive but instead captures the significant unobservable inputs relevant to the Company's determination of fair value.

	December 31, 2023					
				Range		
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average [1]
Investments in first lien debt	$ 9,533,700	Yield Analysis	Discount Rate	7.68 %	30.89 %	10.31 %
	30,503	Asset Recoverability	Market Multiple	10.50x	10.50x	10.50x
	9,564,203					
Investments in second lien debt	41,515	Yield Analysis	Discount Rate	10.18 %	14.38 %	12.69 %
Investments in unsecured debt	9,924	Yield Analysis	Discount Rate	14.90%	14.90%	14.90%
Investments in equity	60,007	Market Approach	Performance Multiple	6.40x	30.00x	11.47x
	28,531	Option Pricing Model	Expected Volatility	32.00 %	55.00 %	42.86 %
	6,402	Yield Analysis	Discount Rate	10.75 %	17.92 %	14.17 %
	94,940					
Total	$ 9,710,582					

	December 31, 2022					
				Range		
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average [1]
Investments in first lien debt	$ 9,037,133	Yield analysis	Discount rate	6.83 %	19.84 %	10.13 %
	238,378	Market quotations	Broker quoted price	82.00	96.75	94.19
	9,275,511					
Investments in second lien debt	46,336	Yield analysis	Discount rate	10.43 %	14.25 %	12.60 %
Investments in equity	105,782	Market approach	Performance multiple	5.50x	29.00x	13.41x
	22,481	Option pricing model	Expected volatility	30.00 %	50.00 %	43.46 %
	22,686	Yield analysis	Discount rate	11.31 %	13.75 %	12.74 %
	150,949					
Total	$ 9,472,796					

(1) Weighted averages are calculated based on fair value of investments.

The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. The significant unobservable input used for market quotations are broker quoted prices provided by independent pricing services. The significant unobservable input used under the market approach is the Performance Multiple. Significant increases in discount rates would result in a significantly lower fair value measurement. Significant decreases in quoted prices or Performance Multiples would result in a significantly lower fair value measurement.

(in thousands, except per share data, percentages and as otherwise noted)

Financial Instruments Not Carried at Fair Value

Debt

The fair value of the Company's SPV Financing Facilities (as defined in Note 6) and Revolving Credit Facility (as defined in Note 6), as of December 31, 2023 and December 31, 2022, approximates their carrying value as the credit facilities have variable interest based on selected short term rates. These financial instruments would be categorized as Level 3 within the hierarchy.

The following table presents the fair value measurements of the Company's Unsecured Notes (as defined in Note 6) had they been accounted for at fair value. These financial instruments would be categorized as Level 3 as of December 31, 2023 and as Level 2 as of December 31, 2022 within the hierarchy.

	December 31, 2023 Fair Value	December 31, 2022 Fair Value
2023 Notes	$ —	$ 397,481
2026 Notes	763,085	740,171
New 2026 Notes	643,814	619,144
2027 Notes	583,633	546,117
2028 Notes	561,129	522,809
Total	$ 2,551,661	$ 2,825,722

Other

The carrying amounts of the Company's other assets and liabilities approximate fair value. These financial instruments are categorized as Level 3 within the hierarchy.

Note 6. Borrowings

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2023 and December 31, 2022, the Company's asset coverage was 200.3% and 174.8%, respectively.

SPV Financing Facilities

The following wholly-owned subsidiaries of the Company have entered into secured financing facilities, as described below: Jackson Hole Funding, Breckenridge Funding and Big Sky Funding which are collectively referred to as the **"SPVs"** and such secured financing facilities described below are collectively referred to as the **"SPV Financing Facilities".**

The obligations of each SPV to the lenders under the applicable SPV Financing Facility are secured by a first priority security interest in all of the applicable SPV's portfolio investments and cash. The obligations of each SPV under the applicable SPV Financing Facility are non-recourse to the Company, and the Company's exposure to the credit facility is limited to the value of its investment in the applicable SPV.

In connection with the SPV Financing Facilities, the applicable SPV has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Each SPV Financing Facility contains customary events of default for similar financing transactions, including if a change of control of the applicable SPV occurs. Upon the occurrence and during the continuation of an event of default, the lenders under the applicable SPV Financing Facility may declare the outstanding advances and all other obligations under the applicable SPV Financing Facility immediately due and payable. The occurrence of an event of default triggers a requirement that the applicable SPV obtain the consent of the lenders under the applicable SPV Financing Facility prior to entering into any sale or disposition with respect to portfolio investments.

As of December 31, 2023 and December 31, 2022, the Company was in compliance with all covenants and other requirements of each of the SPV Financing Facilities.

(in thousands, except per share data, percentages and as otherwise noted)

Jackson Hole Funding Facility

On November 16, 2018, Jackson Hole Funding, the Company's wholly-owned subsidiary that holds primarily originated loan investments, entered into a senior secured revolving credit facility (which was subsequently amended and restated on December 16, 2021, and amended effective as of September 16, 2022, November 15, 2023 and December 18, 2023, and as further amended from time to time, the **"Jackson Hole Funding Facility"**) with JPMorgan Chase Bank, National Association (**"JPM"**). JPM serves as administrative agent, Citibank, N.A., serves as collateral agent and securities intermediary, Virtus Group, LP serves as collateral administrator and the Company serves as portfolio manager under the Jackson Hole Funding Facility.

Advances under the Jackson Hole Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advances (which is the three-month Term SOFR for dollar advances), plus the applicable margin of 2.375% per annum for certain foreign currency advances to 2.525% per annum for dollar advances. Jackson Hole Funding pays a commitment fee of 0.48% per annum on the average daily unused amount of the financing commitments until November 28, 2025. Jackson Hole Funding also pays to JPM an administrative agency fee, in addition to certain other fees, each as agreed between Jackson Hole Funding and JPM.

The maximum commitment amount of the Jackson Hole Funding Facility as of December 31, 2023 was $500.0 million. The Jackson Hole Funding Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Jackson Hole Funding Facility to up to $900.0 million. Proceeds from borrowings under the Jackson Hole Funding Facility may be used to fund portfolio investments by Jackson Hole Funding and to make advances under delayed draw term loans where Jackson Hole Funding is a lender. The period during which Jackson Hole Funding may make borrowings under the Jackson Hole Funding Facility expires on November 28, 2025 and the Jackson Hole Funding Facility is scheduled to mature on May 17, 2027.

Breckenridge Funding Facility

On December 21, 2018, Breckenridge Funding, the Company's wholly-owned subsidiary that holds primarily syndicated loan investments, entered into a senior secured revolving credit facility (which was subsequently amended on June 11, 2019, August 2, 2019, September 27, 2019, April 13, 2020, October 5, 2021, February 28, 2022, May 19, 2022, November 1, 2023 and January 17, 2024, and as further amended from time to time, the **"Breckenridge Funding Facility"**) with BNP Paribas (**"BNP"**). BNP serves as administrative agent, Wells Fargo Bank, National Association (**"Wells Fargo"**) serves as collateral agent and the Company serves as servicer under the Breckenridge Funding Facility.

Advances under the Breckenridge Funding Facility bear interest at a per annum rate equal to the three-month Term SOFR (or other base rate) in effect, plus an applicable margin of 1.70%, 2.05% or 2.30% per annum, as applicable, depending on the nature of the advances being requested under the facility. Breckenridge Funding pays a commitment fee of 0.70% per annum if the unused facility amount is greater than 50% or 0.35% per annum if the unused facility amount is less than or equal to 50% and greater than 25%, based on the average daily unused amount of the financing commitments until December 21, 2024, in addition to certain other fees as agreed between Breckenridge Funding and BNP.

Proceeds from borrowings under the Breckenridge Funding Facility may be used to fund portfolio investments by Breckenridge Funding and to make advances under delayed draw and revolving loans where Breckenridge Funding is a lender. The period during which Breckenridge Funding may make borrowings under the Breckenridge Funding Facility for the remaining commitment amounts expires on December 21, 2024 and the Breckenridge Funding Facility is scheduled to mature on December 21, 2026.

Big Sky Funding Facility

On December 10, 2019, Big Sky Funding, the Company's wholly-owned subsidiary, entered into a senior secured revolving credit facility (which was subsequently amended on December 30, 2020 and September 30, 2021 and amended and restated on June 29, 2022, and amended on March 30, 2023 and as further amended from time to time, the (**"Big Sky Funding Facility"**) with Bank of America, N.A. (**"Bank of America"**). Bank of America serves as administrative agent, Wells Fargo serves as collateral administrator and the Company serves as manager under the Big Sky Funding Facility.

(in thousands, except per share data, percentages and as otherwise noted)

Advances under the Big Sky Funding Facility bear interest at a per annum rate equal to the one-month Term SOFR in effect, plus the applicable margin of (a) until September 25, 2024, 1.80% per annum, and (b) from and after September 25, 2024, a range between 2.10% and 2.45% per annum depending on the nature of the collateral securing the advances. Big Sky Funding is required to utilize a minimum percentage of 80% of the financing commitments. Unused amounts below such minimum utilization amount accrue a fee at a rate of 1.60% per annum. In addition, Big Sky Funding pays an unused fee of 0.45% per annum on the daily unused amount of the financing commitments in excess of the minimum utilization amount, commencing three months after the closing date of the Big Sky Funding Facility.

Proceeds from borrowings under the Big Sky Funding Facility may be used to fund portfolio investments by Big Sky Funding and to make advances under revolving loans or delayed draw term loans where Big Sky Funding is a lender. The period during which Big Sky Funding may make borrowings under the Big Sky Funding Facility expires on March 30, 2026 and the Big Sky Funding Facility is scheduled to mature on September 30, 2026.

Revolving Credit Facility

On June 15, 2020, the Company entered into a senior secured revolving credit facility (which was most recently amended on June 9, 2023 and as further amended from time to time, the **"Revolving Credit Facility"**) with Citibank, N.A. (**"Citi"**) serving as administrative agent and collateral agent.

The Revolving Credit Facility provides for borrowings in U.S. dollars and certain agreed upon foreign currencies. Borrowings under the Revolving Credit Facility are subject to compliance with a borrowing base. A portion of the Revolving Credit Facility consists of funded term loans in the aggregate principal amount of $385.0 million and the Revolving Credit Facility provides for the issuance of letters of credit on behalf of the Company in an aggregate face amount not to exceed $175.0 million. Proceeds from the borrowings under the Revolving Credit Facility may be used for general corporate purposes of the Company and its subsidiaries in the ordinary course of business. Availability of the revolver under the Revolving Credit Facility will terminate on June 28, 2027 (other than with respect to the foreign currency commitments of certain lenders in the amount of $200.0 million, which expire on June 28, 2026) and all amounts outstanding under the Revolving Credit Facility must be repaid by June 28, 2028 (other than with respect to the foreign currency commitments of certain lenders in the amount of $200.0 million which mature on June 28, 2027) pursuant to an amortization schedule.

Loans under the Revolving Credit Facility bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the "alternate base rate" (which is the greatest of (a) the prime rate as publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5% and (c) one month adjusted Term SOFR plus 1% per annum) plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 0.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.875%, and (y) for all other loans, the applicable benchmark rate for the related interest period for such borrowing plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 1.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.875%. The Company will pay an unused fee of 0.375% per annum on the daily unused amount of the revolver commitments. The Company will pay letter of credit participation fees and a fronting fee on the average daily amount of any lender's exposure with respect to any letters of credit issued under the Revolving Credit Facility.

The Company's obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the Company's assets.

In connection with the Revolving Credit Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition, the Company must comply with the following financial covenants: (a) the Company must maintain a minimum shareholders' equity, measured as of each fiscal quarter end; and (b) the Company must maintain at all times a 150% asset coverage ratio.

The Revolving Credit Facility contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, Citi may terminate the commitments and declare the outstanding advances and all other obligations under the Revolving Credit Facility immediately due and payable.

As of December 31, 2023 and December 31, 2022, the Company was in compliance with all covenants and other requirements of the Revolving Credit Facility.

(in thousands, except per share data, percentages and as otherwise noted)

Unsecured Notes

The Company issued unsecured notes, as further described below: 2023 Notes, 2026 Notes, New 2026 Notes, 2027 Notes and 2028 Notes (each as defined below) which are collectively referred to herein as the **"Unsecured Notes".**

The Unsecured Notes contain certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the Unsecured Notes and the Trustee (as defined below) if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in each respective indenture governing the Unsecured Notes (the **"Unsecured Notes Indentures"**).

In addition, on the occurrence of a "change of control repurchase event," as defined in each respective Unsecured Notes Indenture, the Company will generally be required to make an offer to purchase the outstanding Unsecured Notes at a price equal to 100% of the principal amount of such Unsecured Notes plus accrued and unpaid interest to the repurchase date.

As of December 31, 2023 and December 31, 2022, the Company was in compliance with all covenants and other requirements of each of the Unsecured Notes.

2023 Notes

On July 15, 2020, the Company issued $400.0 million aggregate principal amount of 3.650% notes due July 14, 2023 (the **"2023 Notes"**) pursuant to an indenture (the **"Base Indenture"**) and a supplemental indenture, each dated as of July 15, 2020 (and together with the Base Indenture, the **"2023 Notes Indenture"**), between the Company and U.S. Bank National Association (the **"Trustee"**).

The 2023 Notes bore interest at a rate of 3.650% per year payable semi-annually on January 14 and July 14 of each year, which commenced on January 14, 2021. The 2023 Notes were general unsecured obligations of the Company that ranked senior in right of payment to all of the Company's existing and future indebtedness that was expressly subordinated in right of payment to the 2023 Notes, ranked pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, ranked effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and ranked structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

The 2023 Notes matured on July 14, 2023 and were paid off consistent with the terms of the 2023 Notes Indenture.

2026 Notes

On October 23, 2020 and December 1, 2020, the Company issued $500.0 million aggregate principal amount and $300.0 million aggregate principal amount, respectively, of 3.625% notes due 2026 (the **"2026 Notes"**) pursuant to a supplemental indenture, dated as of October 23, 2020 (and together with the Base Indenture, the **"2026 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The 2026 Notes will mature on January 15, 2026 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the 2026 Notes Indenture. The 2026 Notes bear interest at a rate of 3.625% per year payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2021. The 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2026 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

(in thousands, except per share data, percentages and as otherwise noted)

New 2026 Notes

On March 16, 2021 and April 27, 2021, the Company issued $400.0 million aggregate principal amount and $300.0 million aggregate principal amount, respectively, of 2.750% notes due 2026 (the **"New 2026 Notes"**) pursuant to a supplemental indenture, dated as of March 16, 2021 (and together with the Base Indenture, the **"New 2026 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The New 2026 Notes will mature on September 16, 2026 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the New 2026 Notes Indenture. The New 2026 Notes bear interest at a rate of 2.750% per year payable semi-annually on March 16 and September 16 of each year, commencing on September 16, 2021. The New 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the New 2026 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

2027 Notes

On July 23, 2021, the Company issued $650.0 million aggregate principal amount of 2.125% notes due 2027 (the **"2027 Notes"**) pursuant to a supplemental indenture, dated as of July 23, 2021 (and together with the Base Indenture, the **"2027 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The 2027 Notes will mature on February 15, 2027 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the 2027 Notes Indenture. The 2027 Notes bear interest at a rate of 2.125% per year payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2022. The 2027 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2027 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

2028 Notes

On September 30, 2021, the Company issued $650.0 million in aggregate principal amount of its 2.850% notes due 2028 (the **"2028 Notes"**) pursuant to a supplemental indenture, dated as of September 30, 2021 (and together with the Base Indenture, the **"2028 Notes Indenture"**), to the Base Indenture between the Company and the Trustee.

The 2028 Notes will mature on September 30, 2028 and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the 2028 Notes Indenture. The 2028 Notes bear interest at a rate of 2.850% per year payable semi-annually on March 30 and September 30 of each year, commencing on March 30, 2022. The 2028 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2028 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

(in thousands, except per share data, percentages and as otherwise noted)

The Company's outstanding debt obligations were as follows:

	December 31, 2023					
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unamortized Debt Issuance Costs	Unused Portion (1)	Amount Available (2)
Jackson Hole Funding Facility(3)	$ 500,000	$ 233,019	$ 233,019	$ —	$ 266,981	$ 266,981
Breckenridge Funding Facility	1,025,000	741,700	741,700	—	283,300	283,300
Big Sky Funding Facility	500,000	480,906	480,906	—	19,094	19,094
Revolving Credit Facility(4)	1,775,000	682,258	682,258	—	1,092,742	1,092,662
2026 Notes	800,000	800,000	796,343	3,657	—	—
New 2026 Notes	700,000	700,000	695,206	4,794	—	—
2027 Notes	650,000	650,000	641,412	8,588	—	—
2028 Notes	650,000	650,000	641,086	8,914	—	—
Total	$ 6,600,000	$ 4,937,883	$ 4,911,930	$ 25,953	$ 1,662,117	$ 1,662,037

(1) The unused portion is the amount upon which commitment fees, if any, are based.
(2) The amount available reflects any limitations related to each respective credit facility's borrowing base.
(3) Under the Jackson Hole Funding Facility, the Company may borrow in U.S. dollars (USD) or certain other permitted currencies. As of December 31, 2023, the Company had no borrowings denominated in currencies other than USD.
(4) Under the Revolving Credit Facility, the Company may borrow in USD or certain other permitted currencies. As of December 31, 2023, the Company had non-USD borrowings denominated in the following currencies:
- Canadian Dollars (CAD) 1.0 million
- Euros (EUR) 94.4 million
- British Pounds (GBP) 66.9 million

	December 31, 2022					
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unamortized Debt Issuance Costs	Unused Portion (1)	Amount Available (2)
Jackson Hole Funding Facility(3)	$ 400,000	$ 360,019	$ 360,019	$ —	$ 39,981	$ 39,981
Breckenridge Funding Facility	825,000	825,000	825,000	—	—	—
Big Sky Funding Facility	500,000	499,606	499,606	—	394	394
Revolving Credit Facility(4)	1,625,000	678,378	678,378	—	946,622	936,004
2023 Notes	400,000	400,000	398,850	1,150	—	—
2026 Notes	800,000	800,000	794,559	5,441	—	—
New 2026 Notes	700,000	700,000	693,432	6,568	—	—
2027 Notes	650,000	650,000	638,669	11,332	—	—
2028 Notes	650,000	650,000	639,202	10,798	—	—
Total	$ 6,550,000	$ 5,563,003	$ 5,527,715	$ 35,289	$ 986,997	$ 976,379

(1) The unused portion is the amount upon which commitment fees, if any, are based.
(2) The amount available reflects any limitations related to each respective credit facility's borrowing base.
(3) Under the Jackson Hole Funding Facility, the Company may borrow in USD or certain other permitted currencies. As of December 31, 2022, the Company had no borrowings denominated in currencies other than USD.
(4) Under the Revolving Credit Facility, the Company may borrow in USD or certain other permitted currencies. As of December 31, 2022, the Company had borrowings denominated in the following currencies:
- Canadian Dollars (CAD) 355.9 million
- Euros (EUR) 97.9 million
- British Pounds (GBP) 66.6 million

(in thousands, except per share data, percentages and as otherwise noted)

As of December 31, 2023 and December 31, 2022, $38.7 million and $44.5 million, respectively, of interest expense and $1.2 million and $0.8 million, respectively, of unused commitment fees were included in interest payable. For the years ended December 31, 2023, 2022 and 2021, the weighted average interest rate on all borrowings outstanding was 4.93%, 3.46%, and 2.92% (including unused fees and accretion of net discounts on unsecured debt), respectively, and the average principal debt outstanding was $5,275.4 million, $5,732.6 million and $4,000.8 million, respectively.

The components of interest expense were as follows:

	For the Year Ended December 31,		
	2023	2022	2021
Borrowing interest expense	$ 246,642	$ 187,035	$ 107,900
Facility unused fees	4,971	2,131	2,791
Amortization of deferred financing costs	5,471	4,008	2,676
Amortization of original issue discount and debt issuance costs	9,336	10,405	7,102
Total Interest Expense	$ 266,420	$ 203,579	$ 120,469
Cash paid for interest expense	$ 256,478	$ 182,152	$ 94,552

Note 7. Commitments and Contingencies

Portfolio Company Commitments

The Company’s investment portfolio may contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2023 and December 31, 2022 the Company had unfunded commitments, including delayed draw terms loans and revolvers, with an aggregate amount of $985.9 million and $690.3 million, respectively.

Additionally, from time to time, the Adviser and its affiliates may commit to an investment on behalf of the investment vehicles it manages, including the Company. Certain terms of these investments are not finalized at the time of the commitment and each respective investment vehicle's allocation may change prior to the date of funding. In this regard, as of December 31, 2023 and December 31, 2022, the Company estimates that $221.3 million and $16.5 million, respectively, of investments that were committed but not yet funded.

Other Commitments and Contingencies

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. At December 31, 2023 and December 31, 2022, management is not aware of any material pending legal proceedings.

Note 8. Net Assets

Shares Issued

The Company has the authority to issue an unlimited number of common shares of beneficial interest at $0.001 per share par value.

On August 14, 2023, the Company completed a follow-on offering under its shelf registration statement, issuing 6,500,000 of its common shares of beneficial interest at a price to the underwriters of $26.78 per share. Net of underwriting fees, the Company received cash proceeds, before offering expenses, of $174.1 million. On August 18, 2023, the underwriters exercised, in full, their option to purchase an additional 975,000 shares of common shares, which resulted in cash proceeds, before offering expenses, of $26.1 million. The Company incurred offering expenses of $0.4 million in connection with the follow-on offering.

As of December 31, 2023, the Company is party to five separate equity distribution agreements with sales agents ("**Equity Distribution Agreements**"), pursuant to which the Company may sell, from time to time, up to an aggregate sales price of $400.0 million of its common shares of beneficial interest. Sales of common shares made pursuant to the Equity Distribution Agreements may be made in negotiated transactions or transactions that are deemed to be "at-the-market" offerings as defined in Rule 415(a)(5) under the Securities Act of 1933, as amended. Actual sales depend on a variety of factors including market conditions, the trading price of the Company's common shares, the Company's capital needs, and the Company's determination of the appropriate sources of funding to meet such needs. As of December 31, 2023, common shares with an aggregate sales price of $328.9 million remained available for issuance under the Equity Distribution Agreements.

The following table summarizes the total common shares issued and proceeds received, for the year ended December 31, 2023, through the "at-the-market" offering program (dollars in thousands except per share amounts):

Issuances of Common Shares	Number of Common Shares Issued	Gross Proceeds	Placement Fees/ Offering Expenses	Net Proceeds	Average Share Price [1]
"At-the-market" Offering	17,144,870	$ 466,821	$ 1,297	$ 465,524	$ 27.15

(1) Represents the net offering price per share after deducting placement fees and commissions and offering expenses.

No common shares were issued for the year ended December 31, 2022, other than those issued through the Company's dividend reinvestment program.

On October 28, 2021, the Company priced its IPO, issuing 9,180,000 of its common shares of beneficial interest at a public offering price of $26.15 per share. Net of underwriting fees, the Company received cash proceeds, before offering expenses, of $230.6 million. On November 4, 2021, the underwriters exercised their option to purchase an additional 1,377,000 shares of common shares, which resulted in cash proceeds, before offering expenses, of $33.8 million. The Company's common shares began trading on the NYSE under the symbol "**BXSL**" on October 28, 2021.

In connection with the listing of the Company's common shares on the NYSE, the Board decided to eliminate any outstanding fractional common shares (the **"Fractional Shares"**), as permitted by Delaware law by rounding down the number of Fractional Shares held by each of our shareholders to the nearest whole share and paying each shareholder cash for such Fractional Shares.

Prior to September 8, 2021, the Company entered into additional subscription agreements (the **"Subscription Agreements"**) with investors providing for the private placement of the Company's shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase the Company's shares up to the amount of their respective Capital Commitment on an as-needed basis each time the Company delivers a drawdown notice to its investors. As of September 8, 2021, all Capital Commitments in the amount of $3,926.3 million ($80.0 million from affiliates of the Adviser) had been drawn. As of December 31, 2021, the Company had received Capital Commitments totaling $3,926.3 million ($713.3 million remaining undrawn), of which $80.0 million ($8.0 million remaining undrawn) were from affiliates of the Adviser.

The following table summarizes the total common shares issued and proceeds received related to the Company's capital drawdowns and IPO for the year ended December 31, 2021 (dollars in millions except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Proceeds
June 8, 2021	13,869,637	$ 357.0
September 8, 2021	13,723,035	356.3
November 2021 [1]	10,557,000	264.4
Total	38,149,672	$ 977.7

(1) Includes proceeds (net of any underwriting fees) from our initial public offering and the underwriter's exercise of the over-allotment option.

Distributions

The following table summarizes the Company's distributions declared and payable for the year ended December 31, 2023 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount	
February 27, 2023	March 31, 2023	April 27, 2023	$ 0.7000	$ 112,400	
May 10, 2023	June 30, 2023	July 27, 2023	0.7000	115,783	
June 20, 2023	September 30, 2023	October 26, 2023	0.7700	133,552	
November 8, 2023	December 31, 2023	January 26, 2024	0.7700	143,052	
Total distributions			$ 2.9400	$ 504,787	

The following table summarizes the Company's distributions declared and payable for the year ended December 31, 2022 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount	
October 18, 2021	January 18, 2022	May 13, 2022	$ 0.1000	$ 16,927	(1)
October 18, 2021	March 16, 2022	May 13, 2022	0.1500	25,454	(1)
February 23, 2022	March 31, 2022	May 13, 2022	0.5300	89,937	
October 18, 2021	May 16, 2022	August 12, 2022	0.2000	33,995	(1)
May 2, 2022	June 30, 2022	August 12, 2022	0.5300	89,169	
October 18, 2021	July 18, 2022	November 14, 2022	0.2000	32,976	(1)
August 30, 2022	September 30, 2022	November 14, 2022	0.6000	97,094	
November 2, 2022	December 30, 2022	January 31, 2023	0.6000	96,882	
Total distributions			$ 2.9100	$ 482,434	

(1) Represents a special distribution.

The following table summarizes the Company's distributions declared and payable for the year ended December 31, 2021 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
February 24, 2021	March 31, 2021	May 14, 2021	$ 0.5000	$ 65,052
June 7, 2021	June 7, 2021	August 13, 2021	0.3736	48,734
June 7, 2021	June 30, 2021	August 13, 2021	0.1264	18,241
September 7, 2021	September 7, 2021	November 12, 2021	0.3750	54,250
September 7, 2021	September 30, 2021	November 12, 2021	0.1250	19,800
October 18, 2021	December 31, 2021	January 31, 2022	0.5300	89,715
Total distributions			$ 2.0300	$ 295,792

Dividend Reinvestment

The Company has adopted a dividend reinvestment plan (**"DRIP"**), pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board and the Company declares, a cash dividend or other distribution, then the Company's shareholders who have not opted out of its dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Starting from the consummation of the IPO, the number of shares to be issued to a shareholder is determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per common share at the close of regular trading on the NYSE on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed NAV per share, the Company will issue shares at the greater of (i) the most recently computed NAV per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed NAV per share). For example, if the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $24.00 per share, the Company will issue shares at $24.00 per share. If the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $27.00 per share, the Company will issue shares at $25.65 per share (95% of the current market price). If the most recently computed NAV per share is $25.00 and the market price on the payment date of a cash dividend is $26.00 per share, the Company will issue shares at $25.00 per share.

Shareholders who receive distributions in the form of shares will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions; however, since their cash distributions will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes. The Company intends to use newly issued shares to implement the plan.

Pursuant to our dividend reinvestment plan, the following table summarizes the amounts and shares issued to shareholders who have not opted out of the Company's DRIP during the year ended December 31, 2023 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 31, 2023	$ 5,132	208,510
April 27, 2023	5,439	213,130
July 27, 2023	4,635	172,888
October 26, 2023	5,445	205,149
Total distributions	$ 20,651	799,677

The following table summarizes the amounts and shares issued to shareholders who have not opted out of the Company's DRIP during the year ended December 31, 2022 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 31, 2022	$ 11,469	417,379
May 13, 2022	16,501	640,829
August 12, 2022	11,470	455,148
November 14, 2022	12,942	541,489
Total distributions	$ 52,382	2,054,845

The following table summarizes the amounts and shares issued to shareholders who have not opted out of the Company's DRIP during the year ended December 31, 2021 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 29, 2021	$ 11,179	443,639
May 14, 2021	8,674	339,398
August 13, 2021	9,142	352,656
November 12, 2021	9,944	327,082
Total distributions	$ 38,939	1,462,775

Share Repurchase Plan

On October 18, 2021, the Board approved a share repurchase plan (the **"Company 10b5-1 Plan"**), to acquire up to approximately $262 million (representing the net proceeds from the IPO) in the aggregate of our common shares at prices below our NAV per share over a specified period, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company 10b5-1 Plan terminated by its own terms in November 2022.

In February 2023, the Board authorized a share repurchase plan, under which we may repurchase up to $250 million in the aggregate of our outstanding common shares in the open market at prices below our NAV per share for a one-year term, in accordance with the guidelines specified in Rule 10b-18 of the Exchange Act (the **"Company 10b-18 Plan",** and together with the Company 10b5-1 Plan, the **"Share Repurchase Plans"**).

For the years ended December 31, 2023 and December 31, 2021, the Company did not repurchase any of its shares under the Share Repurchase Plans.

The following table summarizes the shares repurchased under the Company 10b5-1 Plan during the year ended December 31, 2022 (dollars in thousands except share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
April 1 - April 30, 2022	—	$ —	—	$ 262,000
May 1 - May 31, 2022	774,558	$ 25.24	774,558	$ 242,447
June 1 - June 30, 2022	1,313,782	$ 24.49	1,313,782	$ 210,275
July 1 - July 31, 2022	2,394,113	$ 23.20	2,394,113	$ 154,736
August 1 - August 31, 2022	2,223,389	$ 24.22	2,223,389	$ 100,886
September 1 - September 30, 2022	2,251,657	$ 24.14	2,251,657	$ 46,527
October 1 - October 31, 2022	2,002,432	$ 23.67	2,002,432	$ —
Total Repurchases	10,959,931		10,959,931	

Shareholder Transfer Restrictions

For shareholders who held common shares prior to the IPO, without the consent of the Adviser:

- prior to January 3, 2022, a shareholder was not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber any common share held by such shareholder prior to the IPO (and any DRIP shares received with respect to such common shares);

(in thousands, except per share data, percentages and as otherwise noted)

- prior to March 1, 2022, a shareholder was not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber 90% of the common shares held by such shareholder prior to the IPO (and any DRIP shares received with respect to such common shares);

- prior to May 1, 2022, a shareholder was not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber 75% of the common shares held by such shareholder prior to the IPO (and any DRIP shares received with respect to such common shares); and

- prior to July 1, 2022, a shareholder was not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber 50% of the common shares held by such shareholder prior to the date of the IPO (and any DRIP shares received with respect to such common shares).

This means that, as a result of these transfer restrictions, without the consent of the Adviser, a shareholder who owned 100 common shares on the date of the IPO could not sell any of such shares until January 3, 2022; prior to March 1, 2022, such shareholder could only sell up to 10 of such shares; prior to May 1, 2022, such shareholder could only sell up to 25 of such shares; prior to July 1, 2022, such shareholder could only sell up to 50 of such shares; and after July 1, 2022, such shareholder could sell all of such shares. Consent by the Adviser to waive any of the foregoing transfer restrictions is subject to the consent of the representatives on behalf of the underwriters in the IPO. In addition, the Company's trustees have agreed for a period of 180 days after the date of the IPO and the Company's executive officers who are not trustees have agreed for a period of 180 days after the date of the IPO, not to transfer (whether by sale, gift, merger, by operation of law or otherwise) their common shares without the prior written consent of the representatives on behalf of the underwriters in the IPO, subject to certain exceptions.

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For The Year Ended December 31,		
	2023	2022	2021
Net increase (decrease) in net assets resulting from operations	$ 611,951	$ 404,556	$ 460,422
Weighted average shares outstanding (basic and diluted)	167,615,433	166,072,919	144,510,122
Earnings (loss) per share (basic and diluted)	$ 3.65	$ 2.44	$ 3.19

Note 10. Income Taxes

Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as gains and losses are generally not included in taxable income until they are realized; (2) income or loss recognition on exited investments; (3) non-deductible U.S federal excise taxes; and (4) other non-deductible expenses.

The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and non-deductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, undistributed net investment income or undistributed net realized gains on investments, as appropriate. For the years ended December 31, 2023, 2022 and 2021, permanent differences were as follows:

	For The Year Ended December 31,		
	2023	2022	2021
Undistributed net investment income (loss)	$ 32,895	$ 60,532	$ (17,556)
Accumulated net realized gain (loss)	$ (15,911)	$ (58,963)	$ 19,994
Paid In Capital	$ (16,984)	$ 1,569	$ (2,438)

Blackstone Secured Lending Fund
Notes to Consolidated Financial Statements
(in thousands, except per share data, percentages and as otherwise noted)

During the years ended December 31, 2023, 2022 and 2021, permanent differences were principally related to $16.8 million, $1.4 million and $2.4 million, respectively, of U.S. federal excise taxes and $0.2 million, $0.2 million and $0.0 million, respectively, of non-deductible offering costs.

For tax purposes, the Company may elect to defer any portion of a post-October capital loss or late-year ordinary loss to the first day of the following fiscal year. As of December 31, 2023, 2022 and 2021, there were none.

The following reconciles the increase in net assets resulting from operations to taxable income for the years ended December 31, 2023, 2022 and 2021:

	For The Year Ended December 31,		
	2023 [(1)]	2022	2021
Net increase (decrease) in net assets resulting from operations	$ 611,951	$ 404,556	$ 460,422
Net change in unrealized (appreciation) depreciation	54,573	122,149	(104,178)
Realized gains (losses) for tax not included in book income	(917)	(60)	310
Non-deductible capital gains incentive fees	(5,506)	(11,883)	16,312
Other non-deductible expenses and excise taxes	16,984	1,542	2,412
Net post-October capital loss deferral (reversal)	—	—	(4,293)
Taxable/distributable income	$ 677,085	$ 516,304	$ 370,985

(1) Tax information for the fiscal year ended December 31, 2023 is estimated and is not considered final until the Company files its tax return.

The components of accumulated gains (losses) as calculated on a tax basis for the years ended December 31, 2023, 2022 and 2021 were as follows:

	For The Year Ended December 31,		
	2023	2022	2021
Distributable ordinary income	$ 281,140	$ 104,577	$ 104,080
Distributable capital gains	26,953	37,000	3,229
Other temporary book/tax differences	—	(5,506)	(17,389)
Net change in unrealized appreciation/(depreciation) on investments	(58,065)	(10,194)	109,941
Total accumulated under-distributed (over-distributed) earnings	$ 250,028	$ 125,877	$ 199,861

The cost and unrealized gain (loss) of the Company's investments, as calculated on a tax basis, at December 31, 2023, December 31, 2022 and December 31, 2021 were as follows:

	For The Year Ended December 31,		
	2023	2022	2021
Gross unrealized appreciation	$ 86,757	$ 88,353	$ 132,173
Gross unrealized depreciation	(146,095)	(129,296)	(22,232)
Net change in unrealized appreciation (depreciation)	$ (59,338)	$ (40,943)	$ 109,941
Tax cost of investments	$ 9,927,777	$ 9,658,192	$ 9,855,692

During the year ended December 31, 2023, $456.8 million and $47.9 million of the dividends declared were derived from ordinary income and capital gains, respectively, as determined on a tax basis.

During the year ended December 31, 2022, $470.0 million and $12.4 million of the dividends declared were derived from ordinary income and capital gains, respectively, as determined on a tax basis.

All of the dividends declared during the year ended December 31, 2021 were derived from ordinary income, as determined on a tax basis.

(in thousands, except per share data, percentages and as otherwise noted)

BGSL Investments, a wholly-owned subsidiary that was formed in 2019, is a Delaware LLC which has elected to be treated as a corporation for U.S. tax purposes. As such, BGSL Investments is subject to U.S. Federal, state and local taxes. For the Company's tax year ended December 31, 2023, BGSL Investments activity did not result in a material provision for income taxes.

Management has analyzed the Company’s tax positions taken, or to be taken, on federal income tax returns for all open tax years, and has concluded that no provision for income tax is required in the Company’s financial statements. The Company’s federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.

Note 11. Financial Highlights and Senior Securities

The following are the financial highlights for the years ended December 31, 2023, 2022, 2021, 2020, 2019 and for the period ended December 31, 2018:

	For The Year Ended December 31,					For the Period Ended December 31,
	2023	2022	2021	2020	2019	2018 [6]
Per Share Data [1]:						
Net asset value, beginning of period	$ 25.93	$ 26.27	$ 25.20	$ 26.02	$ 24.57	$ 25.00
Net investment income	3.90	2.91	2.43	2.51	2.18	0.17
Net change in unrealized and realized gain (loss)	(0.24)	(0.47)	0.76	(0.22)	0.96	(0.57)
Net increase (decrease) in net assets resulting from operations	3.66	2.44	3.19	2.29	3.14	(0.40)
Distributions declared [2]	(2.94)	(2.91)	(2.03)	(2.30)	(2.00)	—
Net increase (decrease) in net assets from capital share transactions	0.01	0.13	(0.09)	(0.81)	0.31	(0.03)
Total increase (decrease) in net assets	0.73	(0.34)	1.07	(0.82)	1.45	(0.43)
Net asset value, end of period	$ 26.66	$ 25.93	$ 26.27	$ 25.20	$ 26.02	$ 24.57
Shares outstanding, end of period	185,782,408	160,362,861	169,274,033	129,661,586	64,289,742	9,621,319
Total return based on NAV [3]	14.7 %	10.3 %	12.6 %	6.5 %	14.4 %	(1.7)%
Total return based on market value [4]	37.4 %	(26.1)%	32.1 %	N/A	N/A	N/A
Ratios:						
Ratio of net expenses to average net assets [5]	10.9 %	8.4 %	7.2 %	6.5 %	8.5 %	8.9 %
Ratio of net investment income to average net assets [5]	14.6 %	11.1 %	9.3 %	10.4 %	8.5 %	6.1 %
Portfolio turnover rate	13.4 %	9.9 %	35.4 %	46.8 %	31.5 %	— %
Supplemental Data:						
Net assets, end of period	$ 4,952,041	$ 4,158,966	$ 4,447,479	$ 3,267,809	$ 1,673,117	$ 236,365
Asset coverage ratio	200.3 %	174.8 %	180.2 %	230.0%	215.1 %	227.8 %

(1) The per share data was derived by using the weighted average shares outstanding during the period.
(2) The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 8).
(3) Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company's dividend reinvestment plan) divided by the beginning NAV per share. Total return does not include sales load.
(4) Total return based on market value is calculated as the change in market value per share during the respective periods, taking into account distributions, if any, reinvested in accordance with the Company’s dividend reinvestment plan. The beginning market value per share is based on the initial public offering price of $26.15 per share and not annualized.
(5) Amounts are annualized except for expense support amounts relating to organizational costs and management fee and income based incentive fee waivers by the Adviser (refer to Note 3). For the years ended December 31, 2023, 2022, 2021, 2020, 2019 and the period ended December 31, 2018, the ratio of total operating expenses to average net assets was 11.7%, 9.3%, 7.4%, 6.4%, 8.5%, and 14.1% respectively, on an annualized basis, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser which represented (0.8)%, (0.9)%, (0.2)%, (0.1)%, (0.0)% and 5.2%, respectively, of average net assets.
(6) The period ended December 31, 2018 represents the period from November 20, 2018 (commencement of operations) to December 31, 2018.

The following is information about the Company's senior securities as of the dates indicated in the below table:

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities [1] ($ in millions)	Asset Coverage per Unit [2] ($ in millions)	Involuntary Liquidating Preference per Unit [3]	Average Market Value per Unit [4]
Subscription Facility [5]				
December 31, 2023	$ —	$ —	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
December 31, 2020	—	—	—	N/A
December 31, 2019	119.8	2,151	—	N/A
December 31, 2018	—	—	—	N/A
Jackson Hole Funding Facility				
December 31, 2023	233.0	2,003	—	N/A
December 31, 2022	360.0	1,748	—	N/A
December 31, 2021	361.0	1,802	—	N/A
December 31, 2020	362.3	2,300	—	N/A
December 31, 2019	514.2	2,151	—	N/A
December 31, 2018	120.0	2,278	—	N/A
Breckenridge Funding Facility				
December 31, 2023	741.7	2,003	—	N/A
December 31, 2022	825.0	1,748	—	N/A
December 31, 2021	568.7	1,802	—	N/A
December 31, 2020	569.0	2,300	—	N/A
December 31, 2019	820.3	2,151	—	N/A
December 31, 2018	65.0	2,278	—	N/A
Big Sky Funding facility				
December 31, 2023	480.9	2,003	—	N/A
December 31, 2022	499.6	1,748	—	N/A
December 31, 2021	499.6	1,802	—	N/A
December 31, 2020	200.3	2,300	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
Revolving Credit Facility				
December 31, 2023	682.3	2,003	—	N/A
December 31, 2022	678.4	1,748	—	N/A
December 31, 2021	915.0	1,802	—	N/A
December 31, 2020	182.9	2,300	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
2023 Notes [6]				
December 31, 2023	—	—	—	N/A
December 31, 2022	400.0	1,748	—	N/A
December 31, 2021	400.0	1,802	—	N/A
December 31, 2020	400.0	2,300	—	N/A

Blackstone Secured Lending Fund
Notes to Consolidated Financial Statements
(in thousands, except per share data, percentages and as otherwise noted)

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities [1] ($ in millions)	Asset Coverage per Unit [2] ($ in millions)	Involuntary Liquidating Preference per Unit [3]	Average Market Value per Unit [4]
December 31, 2019	$ —	$ —	—	N/A
December 31, 2018	—	—	—	N/A
2026 Notes				
December 31, 2023	800.0	2,003	—	N/A
December 31, 2022	800.0	1,748	—	N/A
December 31, 2021	800.0	1,802	—	N/A
December 31, 2020	800.0	2,300	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
New 2026 Notes				
December 31, 2023	700.0	2,003	—	N/A
December 31, 2022	700.0	1,748	—	N/A
December 31, 2021	700.0	1,802	—	N/A
December 31, 2020	—	—	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
2027 Notes				
December 31, 2023	650.0	2,003	—	N/A
December 31, 2022	650.0	1,748	—	N/A
December 31, 2021	650.0	1,802	—	N/A
December 31, 2020	—	—	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
2028 Notes				
December 31, 2023	650.0	2,003	—	N/A
December 31, 2022	650.0	1,748	—	N/A
December 31, 2021	650.0	1,802	—	N/A
December 31, 2020	—	—	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A

(1)   Total amount of each class of senior securities outstanding at the end of the period presented.
(2)   Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.
(3)   The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The "-" in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.
(4)   Not applicable because the senior securities are not registered for public trading.
(5)   The Subscription Facility was terminated on November 3, 2020.
(6)   The 2023 Notes matured on July 14, 2023 and were paid off consistent with the terms of the 2023 Notes Indenture.

(in thousands, except per share data, percentages and as otherwise noted)

Note 12. Subsequent Events

The Company's management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of December 31, 2023, except as discussed below.

On February 28, 2024 the Board declared a distribution of $0.77 per share, which is payable on April 26, 2024, to shareholders of record as of March 31, 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There are not and have not been any disagreements between the Company and its accountant on any matter of accounting principles, practices, or financial statement disclosure.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), that are designed to ensure that information required to be disclosed in the company's reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K was made under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer. Based upon this evaluation, our Co-Chief Executive Officers and Chief Financial Officer have concluded that our disclosure controls and procedures are (a) effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is a process designed under the supervision of our Co-Chief Executive Officers and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2023 was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting which is included herein.

(d) Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Section 13(r) Disclosure

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Exchange Act, we hereby incorporate by reference herein Exhibit 99.1 of this report, which includes disclosures regarding activities at Mundys S.p.A., formerly "Atlantia S.p.A.," which may be, or may have been at the time considered to be, an affiliate of Blackstone and, therefore, our affiliate.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

Management

Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly and non-quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board consists of seven members, five of whom are not "interested persons" of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are "independent," as determined by the Board. These individuals are referred to as independent trustees. Our Board elects the Company's executive officers, who serve at the discretion of the Board.

Effective October 18, 2021, the Board was divided into three classes, with the members of each class serving staggered, three-year terms. The terms of our Class I trustees will expire at the 2025 annual meeting of shareholders; the terms of our Class II trustees will expire at the 2026 annual meeting of shareholders; and the terms of our Class III trustees will expire at the 2024 annual meeting of shareholders. On September 15, 2023, the Company held its 2023 annual meeting of shareholders, at which, among other things, our Class II trustees were elected to the Board to serve as trustees until the later of the Company's 2026 annual meeting of shareholders or until their successors have been duly elected and qualified.

Trustees

Information regarding the Board is as follows:

Name	Year of Birth	Position	Trustee Class	Trustee Since
Interested Trustee:				
Brad Marshall	1972	Trustee, Chairperson, and Co-Chief Executive Officer	Class III	2018
Vikrant Sawhney	1970	Trustee	Class I	2021
Independent Trustees:				
Robert Bass	1949	Trustee	Class II	2018
Tracy Collins	1963	Trustee	Class III	2018
Vicki Fuller	1957	Trustee	Class I	2020
James F. Clark	1961	Trustee	Class I	2020
Michelle Greene	1969	Trustee	Class II	2022

The address for each of our trustees is c/o Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

Executive Officers Who are Not Trustees

Name	Year of Birth	Position	Officer Since
Jonathan Bock	1982	Co-Chief Executive Officer	January 2023
Carlos Whitaker	1976	President	September 2021
Teddy Desloge	1988	Chief Financial Officer	May 2023
Katherine Rubenstein	1978	Chief Operating Officer	August 2021
Matthew Alcide	1987	Chief Accounting Officer and Treasurer	May 2023 (CAO); October 2023 (Treasurer)
Oran Ebel	1979	Chief Legal Officer and Secretary	August 2023
William Renahan	1969	Chief Compliance Officer	August 2022
Stacy Wang	1989	Head of Stakeholder Relations	May 2023

Trustees

Our trustees have been divided into two groups—interested trustees and independent trustees. An interested trustee is an "interested person" as defined in Section 2(a)(19) of the 1940 Act.

Interested Trustees

Brad Marshall (Portfolio Manager), *Trustee, Chairperson and Co-Chief Executive Officer of the Company, Global Head of Private Credit Strategies and Senior Managing Director of Blackstone*. Mr. Marshall is Co-CEO of both BXSL and Blackstone Private Credit Fund (**"BCRED"**). Mr. Marshall also sits on the various investment committees of Blackstone Credit & Insurance. Before joining Blackstone Credit & Insurance in 2005, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC's private equity funds effort. Prior to RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of CIBC, and prior to that, he co-founded a microchip verification software company where he served as Chief Financial Officer. Mr. Marshall received an M.B.A. from McGill University in Montreal and a B.A. (Honors) in Economics from Queen's University in Kingston, Canada. Mr. Marshall also serves on the board of trustees of BCRED.

Vikrant Sawhney, *Trustee of the Company and Senior Managing Director, Chief Administrative Officer of Blackstone*. Mr. Sawhney currently serves as Chief Administrative Officer and Global Head of Institutional Client Solutions of Blackstone Inc., an affiliate of the Adviser. Since joining Blackstone in 2007, Mr. Sawhney started Blackstone Capital Markets and also served as the Chief Operating Officer of the Private Equity group. Before joining Blackstone, Mr. Sawhney worked as a Managing Director in the Financial Sponsors Group at Deutsche Bank, and prior to that was an Associate at the law firm Simpson Thacher & Bartlett LLP. Mr. Sawhney represented Blackstone as a Rockefeller Fellow during 2010-2011, and currently sits on the board of the Blackstone Charitable Foundation. He is also the Board Chair of Dream, an east Harlem-based educational and social services organization. He graduated from Dartmouth College and received a J.D. from Harvard Law School. Mr. Sawhney also serves on the board of trustees of BCRED.

Independent Trustees

Robert Bass, Mr. Bass has served on the board of Groupon, Inc. since June 2012. He served as a Vice Chairman of Deloitte & Touche LLP from 2006 through June 2012, and was a Partner in Deloitte from 1982 through June 2012, where he specialized in e-commerce, mergers and acquisitions, SEC filings and related issues. At Deloitte, Mr. Bass was responsible for all services provided to Forstmann Little and its portfolio companies and was the advisory partner for Blackstone, DIRECTV, 24 Hour Fitness, McKesson, IMG and CSC. In addition, he has been an advisory partner for RR Donnelley, Automatic Data Processing, Community Health Systems, and Avis Budget. Mr. Bass has served on the board of directors of Sims Metal Management (ASX: SGM.AX) and as a member of the risk and audit committee from September 2013 to December 31, 2018, including as Chairman of the risk and audit committee from November 2014, the board of directors and as a member of the audit committee of Apex Tool Group, LLC since December 2014, including as Chairman of the audit committee since April 2015, the board of directors and as Chairman of the audit committee of New Page Corporation from January 2013 (emergence from chapter XI) to January 2015 (sale of the company), and the board of directors and as Chairman of the audit committee of Redfin Corporation (NASDAQ: RDFN) since October 2016. Mr. Bass served on the board of directors of Bowlero Corporation and as the Chairman of the audit committee starting in December 2021. Mr. Bass is a certified public accountant licensed in New York and Connecticut. He is a member of the American Institute of Certified Public Accountants and the Connecticut State Society of Certified Public Accountants. Mr. Bass also serves on the board of trustees of BCRED.

Tracy Collins, Ms. Collins is an independent finance professional and most recently served as CEO to SmartFinance LLC (2013-2017), a Fintech startup purchased by MidFirst Bank in December of 2017. During her career in financial services, Ms. Collins worked as a Senior Managing Director (Partner) and Head of Asset-Backed Securities Research at Bear Stearns & Co., Inc. for six years and prior to that as a Managing Director (Partner) and Head of Asset-Backed Securities and Structured Products at Credit Suisse (formerly known as Credit Suisse First Boston) for nine years. During her tenure as a structured product specialist, Ms. Collins was consistently recognized as a "First Team All American Research Analyst." Ms. Collins served as an independent director for KKR Financial from August 2006 to May 2014. She graduated from the University of Texas at Austin in the Plan II Honors Program. Ms. Collins' spouse is the founder, managing partner and co-Chief Investment Officer of Good Hill Partners LP (**"Good Hill"**). Good Hill is a registered investment adviser that manages various types of collective investment vehicles and investment accounts. Affiliates of the Adviser (but not the Adviser) have invested on behalf of their clients in Good Hill-managed vehicles or accounts since 2010, and the amount of such investment is material to Good Hill. Ms. Collins also serves on the board of trustees of BCRED.

Vicki Fuller, Ms. Fuller is founder and CEO of VLF Development LLC, where she oversees the execution of complex institutional advisory assignments. She previously has served as a Director of The Williams Companies, Inc. from 2018 to 2021, which she joined after retirement from the New York State Common Retirement Fund (**"NYSCRF"**), where she served as Chief Investment Officer from 2012 to 2018. NYSCRF is the third largest public pension fund in the nation and holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. Prior to joining NYSCRF, Ms. Fuller spent 27 years in leadership positions at AllianceBernstein Holding L.P., a global investment manager with more than $500 billion in assets under management. Ms. Fuller joined the company in 1993 from the Equitable Capital Management Corporation, which was acquired by Alliance Capital Management LP (in 2000, the company became AllianceBernstein LP after the company acquired Sanford C. Bernstein). In 2021, Ms. Fuller was appointed to the board of directors of Gusto, a company that provides cloud-based payroll, benefits and human resource management software for businesses. In 2019, Ms. Fuller was appointed to the board of directors of Treliant, LLC, an international multi-industry consulting firm specializing in regulatory requirements. In 2018, Ms. Fuller was appointed to the board of trustees for Fidelity Equity and High Income Funds. Ms. Fuller, who was inducted into the National Association of Securities Professionals Wall Street Hall of Fame, was named to Chief Investment Officer Magazine's "Power 100" and received the Urban Technology Center's Corporate Leadership Award. She has also been named one of the most powerful African Americans on Wall Street by Black Enterprise. In 2023, Ms. Fuller was appointed to the board of trustees of the Robert Wood Johnson Foundation. She has also been named one of the most powerful African Americans on Wall Street by Black Enterprise. Ms. Fuller also serves on the board of trustees of BCRED.

James F. Clark, Mr. Clark has served as a Partner with Sound Shore Management, Inc. (**"Sound Shore"**), which he joined in 2004. At Sound Shore, Mr. Clark is a generalist on the investment team, responsible for the firm's investments in energy, industrials, materials, and utilities. His tenure also includes heading Sound Shore's Environmental, Social, and Governance (ESG) Committee and having served on its Investment Committee and operating committee. Previously, Mr. Clark worked at Credit Suisse First Boston (**"CSFB"**) from 1984 to 2004, most recently as a Managing Director from 1996 to 2004. At CSFB, Mr. Clark served as Head of US Equity Research, from 2000-2004, and as the firm's International and Domestic Oil Analyst, from 1989-2000. Mr. Clark was selected to Institutional Investor magazine's All America Research teams, 1993-1999. Mr. Clark was also named a Wall Street Journal All-Star Analyst, for both International and Domestic Oils from 1993-1999. Mr. Clark was also recognized by the Wall Street Journal as an All-Star Analyst from 1994 to 1999, and named to that newspaper's All-Star Analyst Hall of Fame in 1998 and 1999. Mr. Clark has an M.B.A. from Harvard University and a B.A. from Williams College, cum laude and with highest honors. Mr. Clark also served as a winter adjunct faculty member at Williams College, 2020-2021. Mr. Clark brings a broad range of knowledge and experience with investing in and analyzing securities investments, and his experience managing investments is a significant resource for the Company. Mr. Clark also serves on the board of trustees of BCRED.

Michelle Greene, Ms. Greene is President Emeritus and a board member and Advisor to the Long-Term Stock Exchange (**"LTSE"**), a venture-backed, SEC-approved National Market System exchange with listing standards designed to support companies seeking to partner with long-term shareholders, engage a broad group of stakeholders and build their businesses over time. In this role, she provides guidance to executives on governance and policy issues, including related to ESG, the role of the board, long-term investor and stakeholder engagement and IPOs. She also is on the board of directors and a Fellow at the Aspen Institute Business & Society Program, which works with executives, investors, and scholars to align business decisions and investments with the long-term health of society and the planet. Prior to LTSE, Ms. Greene was Senior Vice President and Head of Global Corporate Responsibility at the New York Stock Exchange (NYSE), where she launched and led its global ESG team, advised Fortune 500 companies on sustainability programs and served as Executive Director of the NYSE Foundation. Previously, she served at the U.S. Department of the Treasury under two administrations, working on financial markets policy, including government response to the 2008 financial crisis and policy development on financial inclusion. Ms. Greene was also a Consultant at McKinsey & Company and led the Carr Center for Human Rights Policy at Harvard University, having begun her career as a corporate securities lawyer. Ms. Greene has been a member of recent Aspen Institute working groups on employee voice on corporate boards and executive compensation and previously served on World Economic Forum advisory boards on financial inclusion and gender parity. She was previously Executive Director of the President's Advisory Council on Financial Literacy and Financial Inclusion, a member of the White House Council on Women and Girls and an adjunct professor at Columbia University's School of International and Public Affairs. Ms. Greene graduated from Dartmouth College and received a J.D. from Harvard Law School. Ms. Greene also serves on the board of trustees of BCRED.

Executive Officers Who Are Not Trustees

Jonathan Bock, *Co-Chief Executive Officer of the Company and Global Head of Market Research of Blackstone Credit & Insurance and Senior Managing Director of Blackstone.* Prior to joining Blackstone, Mr. Bock was the Chief Executive Officer of Barings BDC. In addition to this role, he served as the Co-Chief Executive Officer and President of Barings Private Credit Corporation, and Chief Financial Officer of Barings Capital Investment Corporation, Barings Corporate Investors, and Barings Participation Investors. Prior to joining Barings in July 2018, Mr. Bock was a Managing Director and Senior Equity Analyst at Wells Fargo Securities specializing in BDCs. He was the chief author of a leading BDC quarterly research publication: the BDC Scorecard. He is also published in the Journal of Alternative Investments. Prior to Wells Fargo, Mr. Bock followed the BDC industry at Stifel Nicolaus & Company and A.G. Edwards Inc. Prior to entering sell-side research in 2006, Mr. Bock was an equity portfolio manager/analyst at Busey Wealth Management in Champaign, Illinois. Mr. Bock holds a Bachelor of Science in finance from the University of Illinois College of Business and is a member of the CFA Institute. Mr. Bock also serves as the Co-Chief Executive Officer of BCRED.

Carlos Whitaker, *President of the Company and Senior Managing Director of Blackstone.* Before joining Blackstone Credit & Insurance, Mr. Whitaker had a 21-year career at Credit Suisse where he was a Managing Director and senior executive in the Global markets division. Mr. Whitaker is a member of the McCombs School of Business Advisory Council at the University of Texas at Austin. Mr. Whitaker also sits on the boards of New York for McCombs and Rising Stars Capital Management, which is a nonprofit focused on improving diversity in the finance industry. Mr. Whitaker received a Bachelor of Arts from the Plan II Honors Program, a Bachelor of Business Administration in Accounting, and a Master of Professional Accounting from the University of Texas at Austin, where he graduated with honors. Mr. Whitaker also serves as the President of BCRED.

Teddy Desloge (Portfolio Manager), *Chief Financial Officer of the Company and Managing Director of Blackstone.* Mr. Desloge is involved with investment management for Blackstone Credit & Insurance's various direct lending vehicles. Since joining Blackstone Credit & Insurance in 2015, Mr. Desloge has focused on origination, research, and execution of private and opportunistic credit investments across industries, and supporting Blackstone Credit & Insurance's Private Credit Strategies. Before joining Blackstone Credit & Insurance in 2015, Mr. Desloge was an Associate at Gefinor Capital where he focused on origination, research and execution of private credit and equity investments. He started his career in the Leveraged Finance Group at Jefferies. Mr. Desloge graduated from Hobart & William Smith Colleges with a B.A. and a major in Economics. Mr. Desloge also serves as the Chief Financial Officer of BCRED.

Katherine Rubenstein, *Chief Operating Officer of the Company and Managing Director of Blackstone.* Since joining Blackstone in 2015, Ms. Rubenstein created and led the GSO Advantage platform (now Blackstone Credit & Insurance Value Creation), which brings Blackstone's broad set of capabilities to drive operational efficiencies and growth for Blackstone Credit & Insurance's portfolio companies. She subsequently created and led the Blackstone Credit & Insurance Value Creation Program, focusing on building networks and expanding access to resources for portfolio companies across Blackstone business units. Ms. Rubenstein is on the Blackstone Charitable Foundation Leadership Council and on the board of Let's Get Ready, a non-profit organization that provides low-income and first generation to college students support to gain admission to and graduate from college. Before joining Blackstone, Ms. Rubenstein originated senior secured loans and equipment finance opportunities in the industrial, consumer, and retail sectors for GE Capital and prior to that worked in brand management at World Kitchen. Ms. Rubenstein received an M.B.A. from The Johnson Graduate School of Management at Cornell University, where she was a Roy H. Park Leadership Fellow, and an A.B. from Dartmouth College. Ms. Rubenstein also serves as the Chief Operating Officer of BCRED.

Matthew Alcide, *Chief Accounting Officer and Treasurer of the Company and Senior Vice President of Blackstone.* Mr. Alcide is a member of the Blackstone Credit & Insurance BDC Finance Group where he oversees the accounting and financial reporting for Blackstone's BDCs. Prior to joining Blackstone, Mr. Alcide was a Director in the New York and London offices of PricewaterhouseCoopers where he provided assurance and accounting services to companies and investment funds across the asset management, investment banking and broker-dealer industries with a focus on SEC registrants and other publicly traded entities. Mr. Alcide graduated magna cum laude from Providence College with a B.S. in Accounting. Mr. Alcide is a Certified Public Accountant licensed in the State of New York. Mr. Alcide also serves as the Chief Accounting Officer and Treasurer of BCRED.

Oran Ebel, *Chief Legal Officer and Secretary of the Company and Managing Director of Blackstone*. Mr. Ebel is Deputy General Counsel of Blackstone Credit & Insurance and a Managing Director in Blackstone's Legal & Compliance Group. Mr. Ebel oversees legal matters relating to Blackstone Credit & Insurance's BDCs, is responsible for legal matters relating to Blackstone Credit & Insurance's Private Credit investments and plays a key role overseeing other legal functions relating to Blackstone's Credit business. Prior to joining Blackstone in 2013, Mr. Ebel was an associate in the Finance Group of Debevoise & Plimpton LLP in New York. Mr. Ebel received an A.B., cum laude, from Princeton University and a J.D., cum laude, from New York University School of Law. Mr. Ebel also serves as the Chief Legal Officer and Secretary of BCRED.

William Renahan, *Chief Compliance Officer of the Company and Managing Director of Blackstone*. Prior to joining Blackstone in 2022, Mr. Renahan had been working in the Investment Management industry for over 25 years. He has previously been an associate in the New York office of Battle Fowler LLP (which subsequently "merged" into Paul Hastings LLP). He also served for approximately 13 years at Legg Mason and predecessor firms as a Managing Director and Senior Counsel. Mr. Renahan's position immediately prior to joining Blackstone was Senior Managing Director and Chief Compliance Officer of Duff & Phelps Investment Management and its affiliated funds. Mr. Renahan has been an active member of the Investment Company Institute and served as Chairman of the ICI's Closed-end Fund Committee from 2014—2018. He holds a B.A. from Hobart College, a J.D., cum laude, from Albany Law School (where he was also an editor of the Albany Law Review), and a Master of Laws in Taxation from New York University School of Law. Mr. Renahan also serves as the Chief Compliance Officer of BCRED.

Stacy Wang, *Head of Stakeholder Relations of the Company and Managing Director of Blackstone*. Prior to her current role, Ms. Wang focused on fundraising, product strategy, and client relationships across private and opportunistic credit products for institutional and retail investors in Blackstone Credit & Insurance products. Prior to joining Blackstone Credit & Insurance in 2015, Ms. Wang worked as an Investment Banking Associate at Natixis, where she focused on leveraged finance and M&A transactions. Ms. Wang graduated from the Stern School of Business at New York University with a B.S. in Finance and Journalism. Ms. Wang also serves as the Head of Stakeholder Relations of BCRED.

Board Leadership Structure

Our business and affairs are managed under the direction of our Board. Among other things, our Board sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our Board may designate one of our Trustees as chair to preside over meetings of our Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board. The Board has appointed Brad Marshall to serve in the role of chairperson of the Board. The chairperson's role is to preside at all meetings of the Board and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board from time to time. The Board reviews matters related to its leadership structure annually. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.

Our Board believes that its leadership structure is the optimal structure for us at this time. Our Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board's Role in Risk Oversight

Our Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board's risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board' oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Corporate Governance

Committees

The Board has an Audit Committee, a Nominating and Governance Committee and a Compensation Committee and may form additional committees in the future.

Audit Committee

The Audit Committee is composed of Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark and Michelle Greene, each of whom is not considered an "interested person" of the Company as that term is defined in Section 2(a)(19) of the 1940 Act. Robert Bass serves as Chair of the Audit Committee. Our Board determined that Robert Bass is an "audit committee financial expert" as that term is defined under Item 407 of Regulation S-K, as promulgated under the 1934 Act. The Audit Committee members meet the current independence and experience requirements of Rule 10A-3 of the 1934 Act.

In accordance with its written charter adopted by the Board, the Audit Committee (a) assists the Board's oversight of the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, our compliance with legal and regulatory requirements and the performance of our independent registered public accounting firm; (b) prepares an Audit Committee report, if required by the SEC, to be included in our annual proxy statement, if any; (c) oversees the scope of the annual audit of our financial statements, the quality and objectivity of our financial statements, accounting and financial reporting policies and internal controls; (d) determines the selection, appointment, retention and termination of our independent registered public accounting firm, as well as approving the compensation thereof; (e) pre-approves all audit and non-audit services provided to us and certain other persons by such independent registered public accounting firm; and (f) acts as a liaison between our independent registered public accounting firm and the Board.

Nominating and Governance Committee

The Nominating Committee is composed of Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene, each of whom is not considered an "interested person" of the Company as that term is defined in Section 2(a)(19) of the 1940 Act. Tracy Collins serves as Chair of the Nominating Committee.

In accordance with its written charter adopted by the Board, the Nominating Committee recommends to the Board persons to be nominated by the Board for election at the Company's meetings of our shareholders, special or annual, if any, or to fill any vacancy on the Board that may arise between shareholder meetings. The Nominating Committee also makes recommendations with regard to the tenure of the trustees and is responsible for overseeing an annual evaluation of the Board and its committee structure to determine whether the structure is operating effectively. The Nominating Committee will consider for nomination to the Board candidates submitted by our shareholders or from other sources it deems appropriate.

Compensation Committee

The Compensation Committee is composed of Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene, each of whom is not considered an "interested person" of the Company as that term is defined in Section 2(a)(19) of the 1940 Act. Vicki Fuller serves as Chair of the Compensation Committee.

The Compensation Committee is responsible for annually reviewing and recommending for approval to the Board the Investment Advisory Agreement and the Administration Agreement. The Compensation Committee is also responsible for reviewing and approving the compensation of the independent trustees. In addition, although we do not directly compensate our executive officers currently, to the extent that we do so in the future, the Compensation Committee would also be responsible for reviewing and evaluating their compensation and making recommendations to the Board regarding their compensation. Lastly, the Compensation Committee would produce a report on our executive compensation practices and policies for inclusion in our proxy statement if required by applicable proxy rules and regulations and, if applicable, make recommendations to the Board on our executive compensation practices and policies. The Compensation Committee has the authority to engage compensation consultants and to delegate their duties and responsibilities to a member or to a subcommittee of the Compensation Committee.

Communications to the Board of Trustees

The independent trustees serving on our Board intend to meet in executive sessions at the conclusion of or preceding each regularly scheduled meeting of the Board, and additionally as needed, without the presence of any directors or other persons who are part of our management.

Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual trustees or any group or committee of trustees, correspondence should be addressed to the Board or any such individual trustees or group or committee of trustees by either name or title. The address for each of our trustees is c/o Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Appropriate Company personnel will review and sort through communications before forwarding them to the addressee(s).

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code can invest in securities for their personal investment accounts, including securities that can be purchased or held by us, so long as such investments are made in accordance with the code's requirements. You can view the code of ethics on the SEC's website at www.sec.gov.

Dollar Range of Equity Securities Beneficially Owned by Directors

The following table sets forth the dollar range of equity securities of the Company beneficially owned by each trustee as of February 20, 2024:

	Dollar Range of Equity Securities in the Company [1][2]	Dollar Range of Equity Securities in the Fund Complex [1][2][3]
Interested Trustees		
Brad Marshall	over $100,000	over $100,000
Vikrant Sawhney	None	over $100,000
Independent Trustees		
Robert Bass	over $100,000	over $100,000
Tracy Collins	None	None
Vicki Fuller	None	None
James F. Clark	None	over $100,000
Michelle Greene	None	None

(1)   Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.
(2)   Dollar ranges were determined using the number of shares that are beneficially owned as of February 20, 2024, multiplied by the Company's net asset value per share as of December 31, 2023.
(3)   The "Fund Complex" consists of the Company, Blackstone Private Credit Fund, the Blackstone Credit & Insurance Closed-End Funds (Blackstone Senior Floating Rate Term Fund, Blackstone Long-Short Credit Income Fund, Blackstone Strategic Credit Fund and Blackstone Floating Rate Enhanced Income Fund) and Blackstone Alternative Multi-Strategy Fund.

Item 11. Executive Compensation.

Executive Compensation

None of our executive officers will receive direct compensation from us. We will reimburse the Administrator the allocable portion of the compensation paid by the Administrator (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs). The members of the Investment Committee, through their financial interests in the Adviser, are entitled to a portion of the profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of the Investment Advisory Agreement, less expenses incurred by the Adviser in performing its services under the Investment Advisory Agreement.

Further, we are prohibited under the 1940 Act from issuing equity incentive compensation, including stock options, stock appreciation rights, restricted stock and stock, to our officers, directors and employees.

Trustee Compensation

No compensation is paid to our trustees who are "interested persons," as such term is defined in Section 2(a)(19) of the 1940 Act. Effective February 23, 2022, we pay each independent trustee: (i) $150,000 per year (prorated for any partial year), (ii) $2,500 for each regular meeting of the Board attended, (iii) $1,000 for each committee meeting attended (in addition to regular meeting fees to the extent committees meet on regular meeting dates) and (iv) $10,000 per year for the Chairman of the Audit Committee. We are also authorized to pay the reasonable out-of-pocket expenses of each independent trustee incurred by such trustee in connection with the fulfillment of his or her duties as an independent trustee.

	Total Compensation earned from the Company for Fiscal Year 2023 [3]		Total Compensation earned from Fund Complex for Fiscal Year 2023 [4]	
Interested Trustees				
Brad Marshall [1]	$	—	$	—
Vikrant Sawhney [1]	$	—	$	—
Independent Trustees				
Robert Bass [2]	$	190,500	$	378,500
Tracy Collins	$	180,500	$	361,000
Vicki Fuller	$	173,500	$	347,000
James F. Clark	$	180,500	$	361,000
Michelle Greene	$	180,500	$	361,000

(1) These are interested trustees and, as such, do not receive compensation from the Company or the Fund Complex for their services as trustees.
(2) Includes compensation as Chairman of the Audit Committee.
(3) The Company does not have a profit-sharing plan, and trustees do not receive any pension or retirement benefits from the Company.
(4) The Blackstone Credit & Insurance Closed-End Funds and Blackstone Alternative Multi Strategy Fund do not pay compensation to the trustees of the Company. Blackstone Private Credit Fund does pay compensation to the Independent Trustees of the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of February 20, 2024, the beneficial ownership of each current trustee, the Company's executive officers, each person known to us to beneficially own 5% or more of the outstanding shares, and the executive officers and trustees as a group. Percentage of beneficial ownership is based on 191,600,986 shares outstanding as of February 20, 2024.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Ownership information for those persons who beneficially own 5% or more of our shares is based upon filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power and has the same address as the Company. Our trustees are divided into two groups—interested and independent. Interested trustees are "interested persons" of the Company or the Adviser as defined in Section 2(a)(19) of the 1940 Act. Unless otherwise indicated, the address of all executive officers and trustees is 345 Park Avenue, 31st Floor, New York, New York 10154.

	Type of Ownership	Number of Shares Owned	Percentage
Interested Trustees			
Brad Marshall	Record/Beneficial	203,284	*
Vikrant Sawhney	—	—	—
Independent Trustees			
Robert Bass	Record/Beneficial	13,640	*
Tracy Collins	—	—	—
Vicki Fuller	—	—	—
James F. Clark	—	—	—
Michelle Greene	—	—	—
Executive Officers Who Are Not Directors			
Jonathan Bock	—	—	—
Carlos Whitaker	Record/Beneficial	3,895	*
Teddy Desloge	—	—	—
Katherine Rubenstein	Record/Beneficial	3,839	*
Matthew Alcide	—	—	—
Oran Ebel	—	—	—
William Renahan	—	—	—
Stacy Wang	Record/Beneficial	9,708	*
All Trustees and Executive Officers as a Group (15 persons)		234,366	*
Five-Percent Shareholder			
Greenwich Venture Capital LLC [1]	Record/Beneficial	12,595,999	6.6%
QIA FIG Glass Holding Limited [2]	Record/Beneficial	13,723,035	7.2%

* Amounts round to less than 1%

(1) Beneficial ownership information is based on information contained in the Schedule 13G/A filed on February 14, 2024 jointly by Greenwich Venture Capital LLC ("Greenwich Venture"), Locust Street Associates GP, LLC ("Locust Street") and Michael Karp. According to the schedule, 12,595,999 of our Common Shares are held directly by Greenwich Venture. Locust Street is the sole member of Greenwich Venture. Mr. Karp is the sole member of Locust Street. Locust Street and Mr. Karp may be deemed to beneficially own the Common Shares held directly by Greenwich Venture. Included in the Number of Shares Owned listed above as beneficially owned by Mr. Karp are 12,595,999 shares over which Mr. Karp has shared voting power, and 12,595,999 shares over which Mr. Karp has shared dispositive power. In addition to the shares of our Common Shares listed above, Mr. Karp directly holds 3,275,976 shares over which Mr. Karp has sole voting and dispositive power. The address of each of the above is 1062 Lancaster Avenue, Suite 30B, Bryn Mawr, PA 19010.

(2) The address for QIA FIG Glass Holding Limited is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

Investment Advisory Agreement; Administration Agreement

We have entered into the Investment Advisory Agreement with the Adviser pursuant to which we pay the Adviser a management fee at an annual rate of (i) prior to an Exchange Listing, 0.75%, and (ii) following an Exchange Listing, 1.0%, in each case of the average value of our gross assets at the end of the two most recently completed calendar quarters, and a two-part incentive fee based on (i) the amount by which our pre-incentive fee net investment income returns exceed a certain "hurdle rate" and (ii) our capital gains. In addition, pursuant to the Investment Advisory Agreement and the Administration Agreement, we will reimburse the Adviser and Administrator for certain expenses as they occur. See "*Item 1. Business— Investment Advisory Agreement,*" "*Item 1. Business—Administration Agreement,*" and "*Item 1. Business—Payment of Our Expenses under the Investment Advisory and Administration Agreements.*" Each of the Investment Advisory Agreement and the Administration Agreement has been approved by the Board. Unless earlier terminated, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board, including a majority of independent trustees, or by the holders of a majority of our outstanding voting securities.

For the years ended December 31, 2023, 2022 and 2021, base management fees were $98.1 million, $101.7 million and $62.4 million, respectively, of which $20.2 million, $25.4 million and $4.2 million, respectively, were waived. As of December 31, 2023 and December 31, 2022, $23.0 million and $18.6 million, respectively, was payable to the Adviser relating to management fees.

For the years ended December 31, 2023, 2022 and 2021, the Company accrued income based incentive fees of $134.2 million, $97.2 million and $67.3 million, respectively, of which $15.6 million, $13.9 million and $2.3 million, respectively, were waived. As of December 31, 2023 and December 31, 2022, $34.4 million and $24.8 million, respectively was payable to the Adviser for income based incentive fees.

For the years ended December 31, 2023 and 2022 the Company reversed previously accrued capital gains incentive fees of $(5.5) million, $(11.9) million, respectively as a result of changes in net realized and unrealized losses for these years. For the year ended December 31, 2021, the Company accrued capital gains incentive fees of $16.3 million. As of December 31, 2023 and December 31, 2022, no amount was payable to the Adviser for capital gains based incentive fees.

For the years ended December 31, 2023, 2022 and 2021, the Company incurred $2.2 million, $2.7 million and $2.4 million, respectively, under the Administration Agreement, which were recorded in administrative service fees in the Company's Consolidated Statements of Operations. As of December 31, 2023 and December 31, 2022, $1.1 million and $1.2 million, respectively, was unpaid and included in due to affiliate in the Consolidated Statements of Assets and Liabilities.

Co-Investment Relief

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, the Company's Board has established Board Criteria clearly defining co-investment opportunities in which the Company will have the opportunity to participate with one or more Blackstone Credit & Insurance BDCs and other public or private Blackstone Credit & Insurance funds that target similar assets. If an investment falls within the Board Criteria, Blackstone Credit & Insurance must offer an opportunity for the Blackstone Credit & Insurance BDCs to participate. The Blackstone Credit & Insurance BDCs may determine to participate or not to participate, depending on whether Blackstone Credit & Insurance determines that the investment is appropriate for the Blackstone Credit & Insurance BDCs (e.g., based on investment strategy). The co-investment is generally allocated to us, any other Blackstone Credit & Insurance BDCs and the other Blackstone Credit & Insurance funds that target similar assets pro rata based on available capital in the applicable asset class. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Transactions with Promoters and Certain Control Persons

The Adviser may be deemed a promoter of the Company. We have entered into the Investment Advisory Agreement with the Adviser and the Administration Agreement with the Administrator. The Adviser, for its services to us, are entitled to receive management fees and incentive fees in addition to the reimbursement of certain expenses. The Administrator, for its services to us, are entitled to receive reimbursement of certain expenses. In addition, under the Investment Advisory Agreement and Administration Agreement, to the extent permitted by applicable law and in the discretion of our Board, we have indemnified the Adviser and the Administrator and certain of their affiliates. See "*Item 1. Business.*"

Statement of Policy Regarding Transactions with Related Persons

The Board will conduct quarterly reviews of any potential related party transactions brought to its attention and, during these reviews, it will consider any conflicts of interest brought to its attention pursuant to the Company's compliance policies and procedures. Each of the Company's trustees and executive officers is subject to the Company's Code of Ethics, which places restrictions on related party transactions, and is instructed and periodically reminded to inform the Company's Chief Compliance Officer or her designee of any potential related party transactions. In addition, each such trustee and executive officer completes a questionnaire on an annual basis designed to elicit information about any potential related party transactions.

Trustee Independence

For information regarding the independence of our trustees, see "*Item 10. Directors, Executive Officers and Corporate Governance.*"

Item 14. Principal Accounting Fees and Services.

Audit Fees

The aggregate audit fees billed by Deloitte & Touche LLP for the years ended December 31, 2023 and 2022 were $1.2 million and $1.0 million, respectively.

Fees included in the audit fees category are those associated with the annual audit of the Company's financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit-Related Fees

The aggregate audit-related fees billed by Deloitte & Touche LLP for the years ended December 31, 2023 and 2022 were $0.2 million and $0.1 million, respectively.

Audit-related fees are for any services rendered to the Company that are reasonably related to the performance of the audits or reviews of the Company's consolidated financial statements (but not reported as audit fees above). These services include attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

No audit related fees were billed by Deloitte & Touche LLP to the Adviser, or any entity controlling, controlled by, or under common control with, the Adviser, that provides ongoing services to the Company, for engagements directly related to the Company's operations and financial reporting, for the years ended December 31, 2023, 2022 and 2021.

Tax Fees

No tax fees were billed by Deloitte & Touche LLP for services rendered to the Company for professional tax services for the years ended December 31, 2023, 2022 and 2021.

Fees included in the tax fees category comprise all services performed by professional staff in the independent registered public accountant's tax division except those services related to the audits. This category comprises fees for services provided in connection with the preparation and review of the Company's tax returns.

No tax fees were billed by Deloitte & Touche LLP to the Adviser, or any entity controlling, controlled by, or under common control with, the Adviser, that provides ongoing services to the Company, for engagements directly related to the Company's operations and financial reporting, for the years ended December 31, 2023, 2022 and 2021.

All Other Fees

No fees were billed by Deloitte & Touche LLP for products and services provided to the Company, other than the services reported in "Audit Fees" and "Audit Related Fees" above, for the years ended December 31, 2023, 2022 and 2021.

No fees were billed by Deloitte & Touche LLP to the Adviser, or any entity controlling, controlled by, or under common control with, the Adviser, that provides ongoing services to the Company, for engagements directly related to the Company's operations and financial reporting, for the years ended December 31, 2023, 2022 and 2021.

Aggregate Non-Audit Fees

No non-audit fees were billed to the Adviser and service affiliates by Deloitte & Touche LLP for non-audit services for the years ended December 31, 2023, 2022 and 2021. This includes any non-audit services required to be pre-approved or non-audit services that did not require pre-approval since they did not directly relate to the Company's operations or financial reporting.

Pre-Approval of Audit and Non-Audit Services Provided to the Company

As part of this responsibility, the Audit Committee is required to pre-approve all audit and non-audit services performed by our independent auditor in order to assure that the performance of these services does not impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted a Pre-Approval of Independent Auditor Services Policy (the **"Policy"**), which sets forth the conditions and procedures governing the pre-approval of services that the Independent Auditor proposes to provide. Our independent auditor has reviewed the Policy and has confirmed that the implementation of the Policy will not adversely affect its independence.

The Policy describes the audit, audit-related, tax and other services for the Company that have the pre-approval of the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval or until the next annual Independent Auditor services engagement is pre-approved, whichever is later. The Audit Committee will periodically revise the list of pre-approved services based on subsequent determinations.

Annual Approval

On an annual basis, at the time of the appointment of our independent auditor and such other times as determined by the Audit Committee, the Audit Committee will consider and approve the services (including audit, audit-related, tax and all other services) that the Independent Auditor may initiate. The term of any pre-approval is 12 months from the date of the pre-approval or until the next annual Independent Auditor services engagement is pre-approved, whichever is later, unless the Audit Committee specifically provides for a different period. Summary descriptions of the types of services the Audit Committee believes are appropriate for annual approval are provided under the Policy. In addition, in connection with the annual pre-approval of services, the Audit Committee will supplementally review and approve a detailed presentation that sets forth the types of audit, audit-related, tax and other services proposed to be provided by the Independent Auditor, which shall include estimates of the fees for such services (the **"Services Proposal"**). The Audit Committee may periodically revise the list of pre-approved services based on subsequent determinations.

Specific Pre-Approval

Specific pre-approval is required for the provision of certain audit services as described in the Policy. In addition, if a service proposed to be performed by the Independent Auditor does not fall within an existing pre-approval, either because it is a new type of service or because provision of the service would cause the Independent Auditor to exceed the maximum dollar amount approved for a particular type of service, the proposed service will require specific pre-approval by the Audit Committee.

De Minimis Exception

In the event that the Independent Auditor is inadvertently engaged other than by the Audit Committee for a non-audit service, such engagement will not be a violation of the Policy if: (i) any and all such services do not aggregate to more than 5% of total revenues paid by the Company to the Independent Auditor in the fiscal year when services are provided; (ii) the services were not recognized as non-audit services at the time of the engagement; (iii) the services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or one or more designated representatives; and (iv) separate disclosure of the services retroactively approved under this exception is made in accordance with the proxy disclosure rules.

The Audit Committee has considered these fees and the nature of the services rendered, and has concluded that they are compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee did not approve any of the audit-related, tax, or other non-audit fees described above pursuant to the "de minimis exceptions" set forth in Rule 2-01(c)(7)(i)(C) and Rule 2-01(c)(7)(ii) of Regulation S-X. Deloitte & Touche LLP did not provide any audit-related services, tax services or other non-audit services to the Adviser or any entity controlling, controlled by or under common control with the Adviser that provides ongoing services to the Company that the Audit Committee was required to approve pursuant to Rule 2-01(c)(7)(ii) of Regulation S-X. The Audit Committee considered whether any provision of non-audit services rendered to the Adviser and any entity controlling, controlled by, or under common control with the Adviser that provides ongoing services to the Company that were not pre-approved by the Audit Committee because the engagement did not relate directly to the operations and financial reporting of the Company is compatible with maintaining Deloitte & Touche LLP's independence.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

The following documents are filed as part of this annual report:

(1)   Financial Statements – Financial statements are included in Item 8. See the Index to the consolidated financial statements on page 132 of this annual report on Form 10-K.

(2)   Financial Statement Schedules – None. We have omitted financial statement schedules because they are not required or are not applicable, or the required information is shown in the consolidated statements or notes to the consolidated financial statements.

(3)   Exhibits – The following is a list of all exhibits filed as a part of this annual report on Form 10-K, including those incorporated by reference

Please note that the agreements included as exhibits to this Form 10-K are included to provide information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement that have been made solely for the benefit of the other parties to the applicable agreement and may not describe the actual state of affairs as of the date they were made or at any other time.

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

Exhibit Number	Description of Exhibits
3.1	Fourth Amended and Restated Declaration of Trust, dated as of October 18, 2021 (incorporated by reference to Exhibit (a)(1) to the Company's Registration Statement on Form N-2 filed on October 18, 2021).
3.2	Certificate of Amendment to Certificate of Trust, effective December 10, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 10, 2020).
3.3	Amended and Restated Bylaws, dated as of October 18, 2021 (incorporated by reference to Exhibit (b) to the Company's Registration Statement on Form N-2 filed on October 18, 2021).
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 10 filed on October 1, 2018).
4.2	Indenture, dated as of July 15, 2020, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 17, 2020).
4.2.1	First Supplemental Indenture, dated as of July 15, 2020, relating to the 3.650% Notes due 2023, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 17, 2020).
4.2.2	Second Supplemental Indenture, dated as of October 23, 2020, relating to the 3.625% Notes due 2026, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 27, 2020).
4.2.3	Third Supplemental Indenture, dated as of March 16, 2021, relating to the 2.750% Notes due 2026, by and between the Fund and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 18, 2021).

Exhibit Number	Description of Exhibits
4.2.4	Fourth Supplemental Indenture, dated as of July 23, 2021, relating to the 2.125% Notes due 2027, by and between the Fund and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 27, 2021).
4.2.5	Fifth Supplemental Indenture, dated as of September 30, 2021, relating to the 2.850% Notes due 2028, by and between the Fund and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 1, 2021).
4.2.6	Form of 3.650% Notes Due 2023 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on July 17, 2020).
4.2.7	Form of 3.625% Notes due 2026 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 27, 2020).
4.2.8	Form of 2.750% Notes due 2026 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 18, 2021).
4.2.9	Form of 2.125% Notes due 2027 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on July 27, 2021).
4.2.10	Form of 2.850% Notes due 2028 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 1, 2021).
4.3	Registration Rights Agreement, dated as of April 27, 2021, by and among the Fund and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on April 29, 2021).
4.4	Registration Rights Agreement, dated as of July 23, 2021, by and among the Fund and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on July 27, 2021).
4.5	Registration Rights Agreement, dated as of September 30, 2021, by and among the Fund and Citigroup Global Markets Inc., J.P. Morgan Securities, LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on October 1, 2021).
4.6	Description of Common Shares of Beneficial Interest (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K filed on February 28, 2022).
10.1	Amended and Restated Investment Advisory Agreement between the Company and the Adviser, dated as of October 18, 2021 (incorporated by reference to Exhibit (g) to the Company's Registration Statement on Form N-2 filed on October 18, 2021).
10.2	Waiver Letter Agreement between the Company and the Adviser, dated October 18, 2021 (incorporated by reference to Exhibit (k)(23) to the Company's Registration Statement on Form N-2 filed on October 18, 2021).
10.3	Administration Agreement between the Company and the Administrator, dated October 1, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form 10 filed on October 1, 2018).

Exhibit Number	Description of Exhibits
10.4	Custodian Agreement between the Company and State Street Bank and Trust Company, dated October 1, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed on March 18, 2019).
10.5	Custody Agreement between the Adviser and UMB Bank, n.a., dated September 14, 2018 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form 10 filed on October 1, 2018).
10.6	Agency Agreement between the Company and DST Systems, Inc., dated September 10, 2018 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form 10 filed on October 1, 2018).
10.7	Expense Support and Conditional Reimbursement Agreement, dated December 12, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 18, 2018).
10.8	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 18, 2018).
10.9	Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated December 16, 2021 (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed on February 28, 2022).
10.9.1	First Amendment to Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated December 16, 2021 (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed on September 22, 2022).
10.9.2	Second Amendment to Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated November 15, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 17, 2023).
10.9.3	Third Amendment to Amended and Restated Loan and Security Agreement among Jackson Hole Funding, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated December 18, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 21, 2023).
10.10	Revolving Credit Facility among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated December 21, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 28, 2018).
10.10.1	First Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated June 11, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 13, 2019).
10.10.2	Second Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated August 2, 2019 (incorporated by reference to Exhibit 10.10.2 to the Company's Quarterly Report on Form 10-K filed on February 28, 2020).
10.10.3	Third Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated September 27, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2019).

Exhibit Number	Description of Exhibits
10.10.4	Fourth Amendment to the Revolving Credit Agreement between Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated April 13, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2020).
10.10.5	Fifth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated October 5, 2021 (incorporated by reference to Exhibit 10.10.5 to the Company's Annual Report on Form 10-K filed on February 28, 2022).
10.10.6	Sixth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated February 28, 2022 (incorporated by reference to Exhibit 10.10.6 to the Company's Annual Report on Form 10-K filed on February 27, 2023).
10.10.7	Seventh Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated May 19, 2022 (incorporated by reference to Exhibit 10.10.7 to the Company's Annual Report on Form 10-K filed on February 27, 2023).
10.10.8	Eighth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated November 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 3, 2023).
10.10.9	Ninth Amendment to the Revolving Credit Agreement among Breckenridge Funding, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated January 17, 2024.*
10.11	Second Amended and Restated Credit Agreement among Big Sky Funding, the lender parties thereto, and Bank of America, N.A., dated June 29, 2022 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on February 27, 2023).
10.11.1	First Amendment to the Second Amended and Restated Credit Agreement among Big Sky Funding, the lender parties thereto, and Bank of America, N.A., dated March 30, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 5, 2023).
10.12	Amendment and Restated Agreement, dated as of June 28, 2022, to the Senior Secured Credit Agreement, dated as of June 15, 2020, by and among the Company, each of the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 30, 2022).
10.12.1	Second Amended and Restated Senior Secured Credit Agreement, dated as of June 28, 2022, by and among the Company, each of the lenders from time to time party thereto, and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 30, 2022).
10.12.2	First Amendment, Extension Agreement and Incremental Assumption Agreement to the Second Amended and Restated Senior Secured Credit Agreement dated June 9, 2023, by and among the Company, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 13, 2023).

Exhibit Number	Description of Exhibits
10.12.3	Second Amended and Restated Senior Secured Credit Agreement dated June 9, 2023, by and among the Company, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 13, 2023).
10.13	Form of Equity Distribution Agreement, dated as of March 3, 2023, by and among Blackstone Secured Lending Fund, Blackstone Credit BDC Advisors LLC, Blackstone Alternative Credit Advisors LP and the sales agent party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 3, 2023).**
10.14	Form of Equity Distribution Agreement, dated as of June 30, 2023, by and among Blackstone Secured Lending Fund, Blackstone Credit BDC Advisors LLC, Blackstone Alternative Credit Advisors LP and the sales agent party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 30, 2023).**
10.15	Form of Equity Distribution Agreement, dated as of December 1, 2023, by and among Blackstone Secured Lending Fund, Blackstone Credit BDC Advisors LLC, Blackstone Alternative Credit Advisors LP and the sales agent party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 1, 2023).**
14	Code of Ethics (incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-K filed February 27, 2023).
21.1	Subsidiaries*
23.1	Consent of Deloitte and Touche LLP*
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.3	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)
32.2	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)
32.3	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (furnished herewith)
97.1	Blackstone Secured Lending Fund Incentive Compensation Clawback Policy*
99.1	Section 13(r) Disclosure*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document*

Exhibit Number	Description of Exhibits
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_____

*   Filed herewith.

**   Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blackstone Secured Lending Fund

Date: February 28, 2024

By: /s/ Brad Marshall
_____
Brad Marshall
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated on February 28, 2024.

Name	Title
/s/ Brad Marshall Brad Marshall	Co-Chief Executive Officer (Principal Executive Officer) and Trustee
/s/ Jonathan Bock Jonathan Bock	Co-Chief Executive Officer (Principal Executive Officer)
/s/ Teddy Desloge Teddy Desloge	Chief Financial Officer (Principal Financial Officer)
/s/ Matthew Alcide Matthew Alcide	Chief Accounting Officer and Treasurer (Principal Accounting Officer)
/s/ Vikrant Sawhney Vikrant Sawhney	Trustee
/s/ Robert Bass Robert Bass	Trustee
/s/ Tracy Collins Tracy Collins	Trustee
/s/ Vicki Fuller Vicki Fuller	Trustee
/s/ James F. Clark James F. Clark	Trustee
/s/ Michelle Greene Michelle Greene	Trustee

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